


BEHRINGERHARVARD

MULTIFAMILY REIT I, INC.

2010 Annual Report

The Lofts at Park Crest in McLean, Virginia
—Wholly owned community.

Dear Investors,

The favorable multifamily investment environment we saw in 2009 continued in 2010. Thanks to your support, we raised gross proceeds of approximately $473 million in new capital, which brought our aggregate gross proceeds as of year-end to approximately $1 billion. This capital allowed us to acquire 13 multifamily communities in 2010.





Seven of the 2010 acquisitions are wholly owned, with an aggregate purchase price of approximately $401.1 million. Located in Texas, California, Virginia, Georgia, and Illinois, these communities comprise 1,816 units. Five are stabilized and two are in lease up. The remaining six were acquired through our joint venture arrangement through our sponsor with PGGM, a Dutch institutional pension fund advisor. The aggregate purchase price was approximately $279.3 million, of which our share was approximately $159.8 million. These communities are located in Texas, Colorado, Oregon and Florida and total 2,013 units. All six are stabilized.

At the end of the year, our portfolio consisted of investments in 33 multifamily communities totaling 9,429 units and approximately 168,000 square feet of associated retail space. Twenty-six of these, totaling 7,382 units, are stabilized.

Increasing demand, restricted supply, and low-cost financing create an excellent environment for multifamily investments

Although most analysts were reporting in 2010 that the U.S. economy as a whole was in a slow recovery, our view and the view of most real estate analysts who focus on the multifamily sector is that the environment for multifamily investing is very positive. We believe that we are at a point in the real estate cycle where three strong cyclical trends are emerging: favorable demand, restricted supply, and availability of attractively priced financing.

Demand for multifamily housing is coming in large part from the growing population segment known as echo boomers, those 20 to 34 years old and at the prime age for renting. This age group has had more success finding employment in 2010 than the general population and, as jobs increase, are leaving their parents' homes or decreasing their reliance on roommates to afford housing. While this strong demographic trend is increasing the number of renters, home ownership, as a percent of all U.S. households, has been declining—in part due to stricter lending standards. Single family home ownership, which peaked in 2004 at approximately 69 percent of all U.S. households, has dropped every year since and is predicted to revert to the long-term historical rate of approximately 64 percent. Every percentage drop is estimated to translate to an additional 1.1–1.6 million potential renters. Analysts are predicting that both of these trends will continue for some time, which is a positive indicator for multifamily rental housing.

At the same time that demand for multifamily housing is increasing, the recent financial crisis and subsequent recession have severely restricted capital available for new developments, thereby limiting the supply of new multifamily communities. Beginning in 2008, new starts began falling dramatically. In 2010, the lowest level in 30 years was reported for new construction of multifamily housing. Since high-quality multifamily development can take 18 to 36 months to entitle, permit, and construct, there should be a window of opportunity to increase occupancies and raise net rental rates.

Unlike other types of commercial real estate, the multifamily sector has benefited from an availability of debt financing at favorable interest rates. Specifically, government-sponsored entities such as Fannie Mae and Freddie Mac, and life insurance companies were significant sources of debt capital for the multifamily sector. In 2010, we obtained permanent debt financing on 10 wholly owned and joint venture owned communities, borrowing approximately $221.5 million of fixed-rate, long-term debt capital at a weighted average interest rate of 4.22%. Our low leverage and high portfolio quality allowed us to borrow at these extremely attractive rates.

In addition, we completed a $150 million credit facility at a spread over LIBOR (the London Inter-Bank Overnight Rate, a key benchmark of floating rate debt) of 2.08%. As of December 31, 2010, we had drawn $64 million on this debt facility. We continue to use the credit facility to better manage our cash and be more opportunistic in our acquisitions. If it gives us an advantage with sellers of properties, we have the ability to close quickly in cash using the credit facility to provide bridge financing until we put permanent financing in place. Accordingly, a component of our finance strategy is to obtain fixed-rate financing for stabilized multifamily communities with maturities ranging from five to 10 years. As of December 31, 2010, the weighted average years-to-maturity for the mortgage debt associated with our portfolio was five years.

Capitalization rates compress in 2010 as institutional buyers return to the market

A capitalization (or "cap") rate refers to the expected return from an investment, calculated by dividing a property's projected annual net operating income by its gross acquisition price, without regard to any financing. Real estate investors typically use cap rates to compare one property with another on a risk-adjusted basis. In general, if cap rates increase, the implied property valuation decreases. Conversely, if cap rates decrease, the implied value of the property increases.

For example, in 2008 and parts of 2009 the multifamily sector experienced increasing cap rates—and, therefore, decreasing property values. Currently, the sector is experiencing a decrease in cap rates as investors, especially institutional investors, re-enter the market. We believe this change in cap rates has increased the valuation of our existing portfolio.

On the other hand, decreasing cap rates make it more expensive to acquire new properties and, as a result, current returns on new investments are lower than the returns from properties we acquired in previous years.

However, cap rates usually do not change independent of other real estate and capital market fundamentals. Based on our analysis and reports by national industry analysts, the recent increases in property values are based on expectations of higher rental rates and net operating income growth, which are a consequence of the demand and supply factors we previously discussed. If these expectations are met, higher net operating incomes should result in a corresponding increase in the value of the underlying properties.

Operational results continue to show year-on-year improvement

As we forecast in last year's annual report, our operational results have shown good progress in 2010, reflecting the effect of acquisitions, properties moving from lease up into stabilization, and the completion of development projects that are now in lease up. We added a significant number of fully stabilized properties to our portfolio over the last year, and benefitted from improved operating results at our lease up and newly stabilized properties compared to last year. The stabilized multifamily communities in our portfolio had an average occupancy of 88 percent as of December 31, 2010, (usually the seasonal low point for occupancy) compared to 94 percent as of September 30, 2010, 92 percent as of June 30, 2010, and 93 percent as of March 31, 2010.

Of the six properties in lease up at the end of 2009, four are now stabilized; two other properties, that were under development at the end of 2009, are now in lease up. We have made strong strides in leasing these properties. In particular, Forty55 Lofts in Marina del Rey, California, which was acquired empty in September 2009, was over 90 percent occupied by June 30, 2010 and 96 percent as of December 31, 2010; Acappella in San Bruno, California, which was acquired empty in August 2010, was 50 percent occupied by December 31, 2010; and Cyan/PDX, which was acquired with approximately 36 percent occupancy in December 2009, was 85 percent occupied by December 31, 2010. At year-end 2010, we had investments in seven properties in lease up and 26 stabilized properties. All of the development projects we invested in are complete and in lease up.

WATERFORD PLACE



Waterford Place, Dublin, California

Waterford Place is a 390-unit, luxury apartment community located in Dublin, near San Francisco, California. As reported in recent filings, we are under contract to sell Waterford Place for a contract purchase price of $110 million, excluding closing costs. Although there is no guarantee that the sale will close, we consider the offer indicative of the current market value of this property, which was purchased in September 2009 for a contract price of approximately $79.7 million through a joint venture with PGGM. Waterford Place is in proximity to a Bay Area Rapid Transit station and Interstate Highways 580 and 610, leading to San Francisco, East Bay, South Bay, and The Peninsula.

THE LOFTS AT PARK CREST



Lofts at Park Crest, McLean, Virginia

The Lofts at Park Crest is a luxury mixed-use development consisting of 131 apartment homes and 66,600 square feet of retail space, fully occupied by a high-end grocery store. This property is located on a 2.7-acre site in Tysons Corner, an affluent district of McLean, Virginia. Tysons Corner is the largest employment center in Virginia with a per-capita income exceeding the state average by about one-third. Located 14 miles east of Dulles Airport, Tysons Corner boasts the largest concentration of office space in northern Virginia and more than three million square feet of high-end retail purveyors. Tysons Corner also offers convenient access to the Capital Beltway, Interstate 66 and the Dulles Access Road.

In 2010, rental revenues from our wholly owned multifamily communities increased to $32.6 million from $4.1 million in 2009. The increase was primarily due to acquisitions we made in 2010, as well as full-period reporting for the three communities acquired in 2009. In our joint venture owned multifamily communities, rental revenue in 2010 increased to $69.3 million compared to $13.3 million in 2009. Including interest income, joint venture revenues increased to $79.2 million in 2010 compared to $27.6 million in 2009. Year-on-year revenues should continue to grow as we see the full-period effects of acquisitions and we stabilize our communities in lease up.

Because the definition of net income under U.S. Generally Accepted Accounting Principles includes deductions for non-cash depreciation and a number of one-time charges, such as acquisition expenses, we have adopted an industry-accepted supplemental earning disclosure called Modified Funds from Operations, or MFFO,* which we believe better highlights ongoing operating trends. During 2010, MFFO grew to $18.7 million from $4.6 million in 2009. The increase was primarily due to contributions from acquisitions made in 2010, improvements in occupancy and operating performance from communities in lease up, and full-year contributions from properties acquired in 2009.

Our assets have also grown, with our total net real estate assets and investments in unconsolidated real estate (the accounting expression of our share of the assets in our unconsolidated joint ventures) growing to $873.4 million as of December 31, 2010, from $438.8 million at the end of 2009.

Distributions in 2010 totaled approximately $53.3 million, with $25.1 million paid in cash and $28.2 million reinvested through our distribution reinvestment plan. The distribution rate was lowered by our board of directors at the end of September 2010 to 6 percent to better reflect the compression in capitalization rates in the multifamily sector for assets we target.

Our unique, high quality portfolio of multifamily communities is a result of your support and an extraordinary buying opportunity

Over the last several years we have taken advantage of an extraordinary buying opportunity in the multifamily sector and, thanks to your support, have had the capital to assemble what we believe to be ~~one~~ of the premier portfolios of multifamily communities in the U.S. Our portfolio of high-quality assets, concentrated in top U.S. metropolitan statistical areas, is typically located in live-work-play neighborhoods with high barriers to entry for multifamily community development. The properties in our portfolio are of recent vintage with an average completion date of 2008, creating one of the youngest institutional grade portfolios in the U.S.

As we have largely accomplished our goals in terms of the size, quality, and strength of our portfolio, the REIT's board of directors has decided to end our offering period by July 31, 2011 (or earlier if we complete the sale of all 200 million shares in the offering before that date). We look forward to reporting the future progress of the portfolio as we bring our acquisition program to a close and work to improve operating results from the portfolio.

Thank you once again for your support of Behringer Harvard Multifamily REIT I, Inc.



Robert M. Behringer
Chairman



Robert S. Aisner
Chief Executive Officer and Director

*Please see the management's discussion and analysis section of the enclosed annual report on Form 10-K for a reconciliation of FFO and MFFO to net income.

Forty55 lofts



Forty55 Lofts, Marina del Rey, California

Forty55 Lofts, comprising 140 units, was featured in last year's annual report as an example of a for-sale condominium project that the REIT acquired at a considerable discount to replacement cost, and subsequently converted into a rental community. Located in the affluent beach community of Marina del Rey, California, the community was acquired empty in September 2009, was 90% occupied by June 2010, and was 96% occupied at year-end 2010. The REIT owns a 55% interest in Forty55 Lofts through a joint venture with PGGM. Forty55 Lofts offers access to Interstate 405, a major corridor through Los Angeles and Orange County. LA International Airport is located four miles to the south, and the property is in proximity to popular beaches and retail areas.

SKYE 2905 URBAN FLATS



Skye 2905, Denver, Colorado

Skye 2905 is a 400-unit multifamily community located on 6.78 acres along West 29th Street near Denver's historic lower downtown (LoDo) and Prospect Park areas. The community was a ground-up development completed in fall 2009 and in lease up during 2010. Leasing velocity exceeded expectations and, as of December 31, 2010, Skye 2905 was 89% leased. The REIT owns a 55% interest through a joint venture with PGGM. Residents have access to a multi-level parking garage, outdoor lounge, resort-style pool with sun deck, on-site dog park, fitness center, and clubhouse. The community is in proximity to 90 acres of parks and myriad shops, restaurants, and entertainment venues.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[Mark One]

 **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2010

OR

 **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**



SEC MAIL
RECEIVED
MAY 02 2011
WASH. D.C.
200
PROCESSING
SECTION

For the transition period from to

Commission File Number: 000-53195

Behringer Harvard Multifamily REIT I, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**20-5383745**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
15601 Dallas Parkway, Suite 600, Addison, Texas	**75001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(866) 655-3600**

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:

Common stock, $0.0001 par value per share
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the Registrant's common stock, the Registrant is conducting an initial public offering of its shares of common stock pursuant to a registration statement on Form S-11, which shares are being sold at $10.00 per share, with discounts available for certain categories of purchasers. The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant as of June 30, 2010 (the last business day of the Registrant's most recently completed second fiscal quarter) was approximately $874.8 million, assuming a market value of $10.00 per share.

As of February 28, 2011, the Registrant had 108,815,118 shares of common stock outstanding.

BEHRINGER HARVARD MULTIFAMILY REIT I, INC.
FORM 10-K
Year Ended December 31, 2010

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include discussion and analysis of the financial condition of Behringer Harvard Multifamily REIT I, Inc. and its subsidiaries (which may be referred to herein as the "Company," "we," "us" or "our"), including, but not limited to, our ability to make accretive investments, our ability to generate cash flow to support cash distributions to our stockholders, our ability to obtain favorable debt financing, our ability to secure leases at favorable rental rates, our assessment of market rate trends, capital markets, and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under Item 1A, "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;
- our ability to make accretive investments in a diversified portfolio of assets;
- the availability of cash flow from operating activities for distributions;
- our level and the availability of debt and the terms and limitations imposed on us by our debt agreements;
- the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt;
- our ability to secure resident leases at favorable rental rates;
- our ability to raise capital through our initial public offering of shares of common stock and through joint venture arrangements;
- our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
- conflicts of interest arising out of our relationships with our advisor and its affiliates;
- unfavorable changes in laws, taxation or regulations impacting our business, our assets or our key relationships; and
- factors that could affect our ability to qualify as a real estate investment trust.

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

Cautionary Note

The representations, warranties, and covenants made by us in any agreement filed as an exhibit to this Annual Report on Form 10-K are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties, or covenants to or with any other parties. Moreover, these representations, warranties, or covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

PART I

Item 1. Business

Organization

Behringer Harvard Multifamily REIT I, Inc. (which, together with its subsidiaries as the context requires, may be referred to as the "Company," "we," "us," or "our") was organized in Maryland on August 4, 2006 and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes. As a REIT, we generally are not subject to corporate-level income taxes. To maintain our REIT status, we are required, among other requirements, to distribute annually at least 90% of our "REIT taxable income," as defined by the Internal Revenue Code of 1986, as amended (the "Code"), to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate tax rates. As of December 31, 2010, we believe we are in compliance with all applicable REIT requirements.

We invest in and operate high quality multifamily communities. These multifamily communities include conventional, multifamily assets, such as mid-rise, high-rise, garden style properties, and age-restricted properties, typically requiring residents to be age 55 or older. We may also invest in other types of multifamily communities, such as student housing. Our targeted communities include existing "core" properties that are already stabilized and producing rental income as well as more opportunistic properties in various phases of development, redevelopment, in lease up or repositioning. Further, we may invest in other types of commercial real estate, real estate-related securities, mortgage, bridge, mezzanine or other loans and Section 1031 tenant-in-common interests, or in entities that make investments similar to the foregoing. We completed our first investment in April 2007 and, as of December 31, 2010, we have made investments in 33 multifamily communities of which 26 are stabilized operating properties and seven are in various stages of lease up. We have made and intend to continue making equity and debt investments both in wholly owned investments and through co-investment arrangements with other participants ("Co-Investment Ventures").

We have no employees and are supported by related party service agreements. We are externally managed by Behringer Harvard Multifamily Advisors I, LLC ("Behringer Harvard Multifamily Advisors I" or the "Advisor"), a Texas limited liability company. The Advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making real estate investments on our behalf. Substantially all our business is conducted through our operating partnership, Behringer Harvard Multifamily OP I LP, a Delaware limited partnership ("Behringer Harvard Multifamily OP I"). Our wholly owned subsidiary, BHMF, Inc., a Delaware corporation ("BHMF Inc."), owns less than 0.1% of Behringer Harvard Multifamily OP I as its sole general partner. The remaining ownership interest in Behringer Harvard Multifamily OP I is held as a limited partner's interest by our wholly owned subsidiary BHMF Business Trust, a Maryland business trust.

Our office is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, and our toll free telephone number is (866) 655-3600. The name Behringer Harvard is the property of Behringer Harvard Holdings, LLC, ("Behringer Harvard Holdings") and is used by permission.

Offerings of our Common Stock

We are authorized to issue 875,000,000 shares of common stock, 1,000 shares of non-participating, non-voting convertible stock and 124,999,000 shares of preferred stock. All shares of our stock have a par value of $0.0001 per share. On August 4, 2006 (our date of inception), we sold 1,249 shares of our common stock to Behringer Harvard Holdings for $10,004 in cash. On November 28, 2007, we sold an additional 23,720 shares of our common stock to Behringer Harvard Holdings for cash of $189,997.

On November 22, 2006, we commenced a private offering pursuant to Regulation D of the Securities Act of 1933, as amended (the "Securities Act") to sell a maximum of approximately $400 million of common stock to accredited investors (the "Private Offering"). We terminated the Private Offering on December 28, 2007. We sold a total of approximately 14.2 million shares of common stock and raised a total of approximately $127.3 million in gross offering proceeds in the Private Offering. Net proceeds, after selling commissions, dealer manager fees, and other offering costs, were approximately $114.3 million.

On September 5, 2008, we commenced our initial public offering (the "Initial Public Offering") of up to 200,000,000 shares of common stock offered at a price of $10.00 per share pursuant to a Registration Statement on Form S-11 filed under the Securities Act. The Initial Public Offering also covered the registration of up to an additional 50,000,000 shares of common stock at a price of $9.50 per share pursuant to our distribution reinvestment plan ("DRIP"). We reserve the right to reallocate shares of our common stock between the primary offering and our DRIP. As of December 31, 2010, we have sold a total of approximately 90.8 million shares of common stock and raised a total of approximately $903.3 million in gross offering proceeds in the Initial Public Offering. Net proceeds, after selling commissions, dealer manager fees, and other offering costs were approximately $800.6 million.

As of December 31, 2010, we have issued approximately 105.0 million shares of our common stock, including 3.9 million shares through the DRIP, 24,969 shares owned by Behringer Harvard Holdings and 6,000 shares of restricted stock issued to our independent directors in connection with serving as a director. As of December 31, 2010, we have redeemed 2.1 million shares of our common stock and had approximately 102.9 million shares of our common stock outstanding. As of December 31, 2010, we have 1,000 shares of non-participating, non-voting convertible stock issued and outstanding and no shares of preferred stock issued and outstanding. Aggregate gross offering proceeds from our offerings total approximately $1.0 billion, and net proceeds, after selling commissions, dealer manager fees, and organization and offering expenses, total approximately $896.5 million.

Our board has determined to end offering activities in respect of the primary portion of our Initial Public Offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011. All subscription payments from non-custodial accounts (generally individual, joint and trust accounts), must be received in good order by our transfer agent no later than July 31, 2011 under subscription agreements dated no later than July 31, 2011. Investments by custodial held accounts (such as IRA, Roth IRA, SEP, and 401(k) accounts) must be under subscription agreements dated no later than July 31, 2011, and the subscription agreements and funds must be received in good order by our transfer agent no later than August 31, 2011. Notwithstanding the foregoing, we may, in our sole discretion, in order to accommodate the operational needs of any participating broker-dealer, allow for the receipt of payments or corrections of subscriptions not in good order in respect of any such subscription agreement dated no later than July 31, 2011 to a date no later than the last day we may legally accept subscription agreements under our Registration Statement for such shares.

In making the decision to end our primary Initial Public Offering and not commence a follow-on offering, our board considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle. These factors include the strength and size of our existing real estate portfolio, current conditions in the multifamily real estate market, the strength of our balance sheet, the amount of cash we have available for additional investments, as well as our access to favorable debt capital, including our existing credit facility and access to favorable financing options through Fannie Mae, Freddie Mac and other financing providers, such as banks and insurance companies.

We plan to continue to offer shares under our DRIP beyond the above dates. In addition, our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our DRIP up to the sixth anniversary of the termination of the primary offering until we have sold all shares available pursuant to the DRIP, in which case we will notify participants in the plan of such extension. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate the DRIP offering at any time.

Through the remaining term of the primary portion of our Initial Public Offering, we will admit new stockholders at least monthly. All subscription proceeds are held in a separate account until the subscribing investors are admitted as stockholders. Upon admission of new stockholders, subscription proceeds are transferred to operating cash and may be utilized as consideration for investments and the payment or reimbursement of dealer manager fees, selling commissions, offering expenses and operating expenses. Until required for such purposes, net offering proceeds are held in short-term, liquid investments including but not limited to money market accounts and FDIC-insured deposits.

Our common stock is not currently listed on a national securities exchange. However, management anticipates within four to six years after the termination of our public offering to begin the process of either listing the common stock on a national securities exchange or liquidating our assets, depending on the then-prevailing market conditions.

We intend to use the proceeds from our Initial Public Offering, after deducting offering expenses, primarily to make investments in multifamily communities, with a particular focus on acquiring high quality multifamily communities that will produce rental income. We intend to acquire a diversified income-producing portfolio of core assets, using multiple strategies. These strategies may include acquisitions of existing stabilized assets, assets in lease up, assets that may benefit from enhancement or repositioning and development assets. We intend to retain a mix of these investments as core assets generating recurring income with the potential for capital appreciation.

2010 Highlights

Key transactions and highlights for 2010 included:

- We issued approximately 47.6 million shares in our Initial Public Offering (including shares issued pursuant to the DRIP and excluding any redemptions for the period), resulting in gross proceeds to us of approximately $472.9 million;
- We paid cash distributions of $25.1 million and distributed $28.2 million by issuing shares under our DRIP, which together constitutes an annualized distribution rate of 6.7% (based on a purchase price of $10 per share);
- The combined rental revenues for all multifamily communities, in which we have an equity interest, increased from $17.4 million in 2009 to $101.9 million ($32.6 million from fully consolidated communities and $69.3 million from unconsolidated joint ventures) in 2010;
- Our investments during 2010 included:
    - Seven wholly owned multifamily community investments in California, Georgia, Illinois, Texas and Virginia for an aggregate purchase price of approximately $401.1 million, excluding closing costs;
    - Six new investments in Co-Investment Ventures for which our share of the purchase price was an aggregate of approximately $159.8 million. The Co-Investment Ventures acquired multifamily communities in Colorado, Florida, Oregon, and Texas;
    - Increases in our equity ownership interests in three existing investments in multifamily communities held by our Co-Investment Ventures for which we invested approximately $23.6 million. The Co-Investment Ventures invested additional equity and converted existing mezzanine loans to equity;

- We now have equity and debt investment interests in 33 multifamily communities, 23 of which are unconsolidated joint ventures, with 9,429 units and a total real estate cost of approximately $1.9 billion.

- We and our Co-Investment Ventures obtained new financing for ten wholly owned and unconsolidated joint venture multifamily communities of $221.5 million at a weighted average fixed rate of 4.22%; and
- Increased modified funds from operations ("MFFO") to $18.7 million in 2010 from $4.6 million in 2009 (see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for a discussion regarding MFFO, including an explanation of the year over year growth in MFFO).

Investment Objectives

Our overall investment objectives, in their relative order of importance are:

- to preserve and protect investors' capital investments;
- to realize growth in the value of our investments within four to six years of the termination of the Initial Public Offering;
- to generate distributable cash to our stockholders; and
- to enable investors to realize a return on their investment by beginning the process of liquidation and distribution cash or listing our shares on a national securities exchange within four to six years of termination of the Initial Public Offering.

Investment Policies

Our investment strategy is designed primarily to make investments in high quality multifamily assets, with a particular focus on acquiring high quality multifamily communities that will produce rental income and will appreciate in value within our targeted life. We intend to acquire a diversified portfolio of core and more opportunistic assets on our own or through Co-Investment Ventures using multiple strategies. These strategies may include acquisitions of existing multifamily stabilized assets that are generating income, assets in the lease up phase, assets that may benefit from enhancement or repositioning and development assets. Some of these multifamily communities may contain retail space, which are positioned as an amenity to the multifamily community and not a separate line of business. We may also invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise. We also may originate or acquire investments in mortgage, bridge, mezzanine or other loans and Section 1031 tenant-in-common interests (including those issued by programs sponsored by Behringer Harvard Holdings, or in entities that make investments similar to the foregoing. We may invest in other types of commercial real estate, including but not limited to, mixed use developments where multifamily is a portion of the mixed use development. As of December 31, 2010, all of our investments have been made in multifamily communities located in top 50 Metropolitan Statistical Areas ("MSA") and we have not made any international investments. Although we intend to primarily invest in real estate assets located in the United States, in the future, we may make investments in real estate assets located outside the United States.

As part of our long-term investment strategy to acquire high quality multifamily communities, as of December 31, 2010, we have made 23 of our real estate and real estate-related investments by investing in Co-Investment Ventures. We believe this strategy allows us to increase the number of our investments, thereby providing greater portfolio diversification, and to participate in larger real estate investments, thereby providing greater access to high quality investment opportunities. To accomplish this strategy, we have and intend to continue to enter into additional Co-Investment Ventures that invest in equity interests, mortgage, mezzanine or other loans, or other Co-Investment Ventures to acquire, develop or improve properties with third parties or certain affiliates of our Advisor, including real estate limited partnerships and REITs sponsored by affiliates of our Advisor. Our Co-Investment Ventures may be with large institutional entities with significant holdings.

Recent market conditions have provided us, and may continue to provide us, with opportunities for investments in core properties, which are producing stabilized rental income. These investments have less uncertainty because projecting occupancy and rental rates is more quantifiable and financing is currently available at satisfactory terms. Investments in unstabilized properties, such as those in lease up, or development or redevelopment projects will be based on underwriting assumptions that include market assessments of current rental rates and occupancies and higher total return expectations. In particular, for investments that are substantially constructed but are in lease up, we expect to achieve higher returns than comparable stabilized properties, but with less completion and financing risk than new developments. These may be structured as Co-Investment Ventures or wholly owned investments.

We have and may continue to make loans primarily during the development phase of multifamily community projects. Investments in mezzanine and mortgage loans generally can provide higher current income than equity investments in development real estate projects while, in some cases, providing the opportunity, at our discretion, to invest in the long-term equity of the projects. In these situations we may have the option of converting our loan investment into an equity position or an increased equity position, where we would participate in operating earnings and would attempt to realize value appreciation upon the sale of the property. We believe this combination of loan and equity investments can lead to higher average returns and a higher-quality portfolio over the longer term.

In the current economic environment, where both equity and debt capital have become more restricted, many owners of real estate require additional capital fundings, often in order to remove or reduce a construction loan, mezzanine loan, or equity component of a project. When presented with these opportunities, we will seek to acquire interests in multifamily communities by recapitalizing their capital structures in ways that afford us an advantaged, first-position priority return relative to other investors in the project. In this environment, we envision the ability to provide debt and equity investment capital on terms that favor us over existing investors with respect to our percentage ownership, preferred current returns and preferred returns of invested capital.

In addition to current returns, we will look to acquire multifamily communities that we believe will also generate a competitive growth component for total returns. Our strategy will be to seek out investments with high quality construction and amenities that are trading below historical replacement costs. In particular, as of December 31, 2010, we have interests in three high quality multifamily communities that were originally built as condominium developments but the units were never sold. We acquired these newly constructed communities at substantial discounts to their construction costs. Through our strategy of operating these as multifamily communities, we expect the higher condominium quality finishes and amenities to produce higher operating returns, while our lower basis may provide significant appreciation. If current economic conditions persist, we expect that the tight capital markets and opportunities from distressed sellers will enable us to acquire more of these types of assets that meet our investment criteria.

When appropriate, we may also incorporate into our investment portfolio value-added multifamily communities that have either been mismanaged or otherwise have not realized what we believe to be full appreciation and income-generation potential. Generally, we would make capital improvements or seek to aesthetically improve the asset and its amenities, increase rents, and stabilize occupancy with the goal of adding an attractive increase in yield and improving total returns.

Co-Investment Ventures

As of December 31, 2010, we have invested in 33 multifamily communities, 23 of which we have invested in through Co-Investment Ventures. As of December 31, 2010, all of our Co-Investment Ventures have been made through joint ventures with Behringer Harvard Master Partnership I LP (the "BHMP Co-Investment Partner") through entities in which we are the manager. The 1% general partner of the BHMP Co-Investment Partner is Behringer Harvard Institutional GP LP, which is an affiliate of our Advisor and is indirectly owned by our sponsor, Behringer Harvard Holdings. The 99% limited partner of the BHMP Co-Investment Partner is Stichting Depositary PGGM Private Real Estate Fund, a Dutch foundation acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, an investment vehicle for Dutch pension funds ("PGGM"). Substantially all of the capital provided to the BHMP Co-Investment Partner is from PGGM. We have no ownership or other direct financial interests in either of these entities.

Each of our separate joint ventures with the BHMP Co-Investment Partner is made through a separate entity that owns 100% of the voting equity interests and approximately 99% of the economic interests in one subsidiary REIT, through which substantially all of the joint venture's business is conducted. Each separate joint venture entity, together with its respective subsidiary REIT, is referred to herein as a "BHMP CO-JV." Each BHMP CO-JV is a separate legal entity formed for the sole purpose of holding its respective investment and obtaining legally separated debt and equity financing.

Each BHMP CO-JV is managed by us or a subsidiary of ours, but the operation of the BHMP CO-JV's investment must generally be conducted in accordance with operating plans approved by the BHMP Co-Investment Partner. In addition, without the consent of all members of the BHMP CO-JV, we as the manager may not generally approve or disapprove on behalf of the BHMP CO-JV certain major decisions affecting the BHMP CO-JV, such as (1) selling or otherwise disposing of the BHMP CO-JV's investment or any other property having a value in excess of $100,000, (2) selling any additional interests in the BHMP CO-JV, (3) approving initial and annual operating plans and capital expenditures or (4) incurring or materially modifying any indebtedness of the BHMP CO-JV in excess of $100,000 or causing the BHMP CO-JV to become liable for any debt, obligation or undertaking of any other individual or entity in excess of $100,000 other than in accordance with the operating plans. Generally, if there are disagreements regarding these major decisions, then either member may exercise buy-sell rights. The BHMP Co-Investment Partner may remove the manager for cause and appoint a successor. Distributions of net cash flow from the BHMP CO-JV will be distributed to the members no less than quarterly in accordance with the members' ownership interests. BHMP CO-JV capital contributions and distributions are made pro rata in accordance with ownership interests.

Certain BHMP CO-JVs have made equity investments with third-party partners in, and/or have made loans to, entities that own a single multifamily operating or development community. The collective group of these operating property entities or development entities is collectively referred to herein as "Property Entities." Each Property Entity is a separate legal entity for the sole purpose of holding its respective operating property or development project and obtaining legally separated debt and equity financing.

As of December 31, 2010, three of our 23 BHMP CO-JVs have made mezzanine or mortgage loan investments in Property Entities. These BHMP CO-JVs are dependent on the applicable Property Entity borrowers to pay contractual interest and other obligations. In addition, as of December 31, 2010, 21 of our 23 BHMP CO-JVs have made equity investments in Property Entities that are operating or developing multifamily communities. Of the 21 equity investments, 16 are wholly owned by the BHMP CO-JV and five are investments in Property Entities. All of these BHMP CO-JVs are dependent on individual multifamily residents to pay contractual rents. See Item 2, "Properties" of this Annual Report on Form 10-K for a description of each of these investments.

Borrowing Policies

Our board of directors has adopted policies to generally limit our consolidated borrowings. Our consolidated borrowings shall not exceed 300% of our adjusted consolidated net assets. For these purposes we define adjusted consolidated net assets as our consolidated net equity less certain intangibles plus accumulated property and finance related depreciation and amortization. Also, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation, however, does not apply to unconsolidated investments of individual real estate assets and only will apply once we have ceased raising capital under the Initial Public Offering or any subsequent offering and invested substantially all of our capital. As a result, we may borrow more than 75% of the contract purchase price of a particular real estate asset we acquire, to the extent our board of directors determines that borrowing this amount is prudent. For these purposes, the value of our assets is based on methodologies and policies determined by the board of directors that may include, but do not require, independent appraisals.

As of December 31, 2010, we have $157.4 million in consolidated borrowings, which represents less than 21% of our adjusted consolidated net assets and 29% of the carrying value of our real estate assets. Accordingly, as of December 31, 2010, these borrowing policies have not constrained our ability to incur debt. Should we incur additional consolidated borrowings, the board of directors may in their discretion modify these limits if they determine there is substantial justification that borrowings of a greater amount is in our best interests. Our board of directors must review our aggregate borrowings at least quarterly. In addition to these formal policies, our board will evaluate other factors in determining the aggregate borrowings both on a consolidated basis and individually on a per property basis as assets are acquired, disposed and refinanced. These factors may include debt service coverage, fixed rate and variable rate targets and scheduling of maturities. Following the investment of the proceeds to be raised in the Initial Public Offering, we will seek a long term leverage ratio of approximately 50% to 60% upon stabilization of our portfolio.

As with our investment policies, the current state of the capital markets may require us to take a very flexible policy to borrowings in the short term in order to achieve our long term objectives. Generally, a higher spread between capitalization rates and financing rates will accommodate higher leverage and lower spreads will necessitate lower leverage. Accordingly, notwithstanding the above policies, depending on these and other market conditions and the current life cycle of an acquired property, we may have higher or lower leverage percentages or not borrow at all on a consolidated basis. We may also choose to have relatively less financing in our Co-Investment Ventures or Property Entity properties. On an on-going basis we will also continue to evaluate both the individual and portfolio maturity terms. In certain market conditions and for certain assets, we may elect to extend maturities or increase leverage for financings deemed to have favorable terms. If we do choose to incur fewer borrowings, we would expect to acquire fewer properties. Depending on the market capitalization rates and interest rates, this may result in lower net returns on our investments.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and have qualified as a REIT since the year ended December 31, 2007. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

Distribution Policy

In order to qualify as a REIT, we are required to distribute at least 90% of our annual REIT taxable income to our stockholders. Until proceeds from our Initial Public Offering are fully invested and generating sufficient operating cash flow to fully fund the payment of distributions to stockholders, we have and will continue to pay some or all of our distributions from sources other than operating cash flow. We may, for example, generate cash to pay distributions from financing activities, components of which may include proceeds from our Initial Public Offering and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow. In addition, from time to time, our Advisor and its affiliates may agree to waive or defer all or a portion of the acquisition, asset management or other fees or incentives due to them, pay general administrative expenses or otherwise supplement investor returns in order to increase the amount of cash that we have available to pay distributions to our stockholders. In addition, to the extent our investments are in properties in lease up, development or redevelopment projects or properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As development projects are completed and begin to generate income, we would expect to have additional funds available to distribute to the stockholders. We cannot assure as to when we will begin to generate sufficient cash flow solely from operating activities to make distributions.

Distributions have and will continue to be authorized at the discretion of our board of directors, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure requirements, general financial condition or other factors that our board of directors deems relevant. The board's discretion will be influenced, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be paid in anticipation of cash flow that we expect to receive during a later period in an attempt to make distributions relatively uniform. Our board of directors currently declares distributions on a monthly or quarterly basis, portions of which are paid on a monthly basis. Monthly distributions are paid based on daily record and distribution declaration dates so our investors will be entitled to be paid distributions beginning on the day they purchase shares.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support paying our currently established distributions or maintaining distributions at any particular level or at all. Since we began operations, our board of directors has declared distributions as summarized below:

Period	Approximate Amount Per Share (Rounded)
September 1, 2010 - December 31, 2010	$0.001643800
March 1, 2009 - August 31, 2010	$0.001917800
October 1, 2008 - February 28, 2009	$0.001780800
December 1, 2007 - September 30, 2008	$0.001013699
July 1, 2007 - November 30, 2007	$0.000986301

Competition

We are subject to significant competition in seeking real estate investments and residents. We compete with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. We also face competition from other real estate investment programs, including other Behringer Harvard programs, for investments that may be suitable for us. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than either us or our Advisor. They also may enjoy significant competitive advantages related to, among other things, cost of capital, governmental regulation, access to real estate investments and resident services.

Regulations

Our investments are subject to various federal, state, local and foreign laws, ordinances and regulations, including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Employees

We have no employees. Our Advisor and other affiliates of Behringer Harvard Holdings perform a full range of real estate services for us, including acquisitions, property management, accounting, legal, asset management, wholesale brokerage and investor relations services.

We are dependent on affiliates of Behringer Harvard Holdings for services that are essential to us, including the sale of shares of our common stock, asset acquisition and disposition decisions, property management and other general administrative responsibilities. In the event that these companies are unable to provide these services to us, we would be required to provide such services ourselves or obtain such services from other sources.

Industry Segment

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net income is from real estate properties that we wholly own or own through joint ventures. We account for all of our joint ventures under the equity method of accounting. Our management evaluates operating performance on an individual property and/or joint venture level. However, as each of our wholly owned communities and joint ventures has similar economic characteristics, we are managed on an enterprise-wide basis with one reportable segment.

Available Information

We electronically file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission (the "SEC"). We also have filed with the SEC registration statements on Form S-11 in connection with the Initial Public Offering of our common stock. Copies of our filings with the SEC may be obtained from the website maintained for us and our affiliates at www.behringerharvard.com or at the SEC's website at www.sec.gov. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. Our stockholders or potential investors may be referred to as "you" or "your" in this Item 1A, "Risk Factors" section.

Risks Related to an Investment in Behringer Harvard Multifamily REIT I

There is no public trading market for shares of our common stock; therefore, it will be difficult for you to sell your shares. If you are able to sell your shares, you may have to sell them at a substantial discount from the offering price.

There is no public market for the shares. In addition, the price you receive for the sale of any shares of our common stock is likely to be less than the proportionate value of our investments. Therefore, you should purchase the shares only as a long-term investment. The minimum purchase requirements and suitability standards imposed on prospective investors in the Initial Public Offering also apply to subsequent purchasers of our shares. If you are able to find a buyer for your shares, you may not sell your shares to such buyer unless the buyer meets certain applicable blue sky (state-mandated) suitability standards, which may inhibit your ability to sell your shares. Moreover, our board of directors has approved the share redemption program. Our board of directors may reject any request for redemption of shares or amend, suspend or terminate our share redemption program at any time. Therefore, it will be difficult for you to sell your shares promptly or at all. You may not be able to sell your shares in the event of an emergency, and, if you are able to sell your shares, you may have to sell them at a substantial discount from the offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan.

The prior performance of real estate investment programs sponsored by Behringer Harvard Holdings and Robert M. Behringer may not be an indication of our future results.

You should not rely upon the past performance of other real estate investment programs sponsored by Behringer Harvard Holdings and Robert M. Behringer, our Chairman of the Board and director, to predict our future results. Accordingly, the prior performance of real estate investment programs sponsored by Behringer Harvard Holdings and Mr. Behringer may not be indicative of our future results.

We and the other public Behringer Harvard sponsored programs have experienced losses in the past, and we may experience similar losses in the future.

For the years ended December 31, 2010 and 2009, we had net losses of $34.6 million and $8.3 million, respectively. Our losses can be attributed, in part, to depreciation and amortization of operating properties and related intangibles. Also beginning in 2009, many acquisition costs, which prior to 2009 were generally capitalized, are expensed. Historically, other public programs sponsored by affiliates of our Advisor have also experienced losses, especially during the early periods of their operation. For the reasons described above, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment.

Our ability to achieve our investment objectives and to make distributions to our stockholders is dependent upon the performance of our Advisor in the acquisition of our investments and the determination of any financing arrangements as well as the performance of our property manager, the selection of multifamily community residents and the negotiation of leases. The current market for properties that meet our investment objectives is highly competitive as is the leasing market for such properties. The more shares we sell in the Initial Public Offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for the investments described in this Annual Report on Form 10-K, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight of our board of directors, the management ability of our Advisor and the performance of the property manager. We cannot be sure that our Advisor will be successful in obtaining suitable investments on financially attractive terms.

We could suffer from delays in locating suitable investments as a result of our reliance on our Advisor at times when management of our Advisor is simultaneously seeking to locate suitable investments for other Behringer Harvard sponsored programs, some of which have investment objectives and employ investment strategies that are similar to ours. Although our sponsor generally seeks to avoid simultaneous public offerings of funds that have a substantially similar mix of fund characteristics, including targeted investment types, investment objectives and criteria, and anticipated fund terms, there may be periods during which one or more Behringer Harvard sponsored programs are seeking to invest in similar properties.

Additionally, as a public Registrant, we are subject to the ongoing reporting requirements under the Exchange Act. Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire and investments we make in real estate-related assets. To the extent any required financial statements are not available or cannot be obtained, we will not be able to acquire the investment. As a result, we may not be able to acquire certain properties or real estate-related assets that otherwise would be a suitable investment. We could suffer delays in our investment acquisitions due to these reporting requirements.

Furthermore, where we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the receipt of distributions attributable to those particular properties.

Delays we encounter in the selection, acquisition and development of properties could adversely affect your returns. In addition, if we are unable to invest our offering proceeds in real properties and real estate-related assets in a timely manner, we will hold the proceeds of the Initial Public Offering in an interest-bearing account, invest the proceeds in short-term, liquid investments, including, but not limited to, money market accounts and FDIC-insured deposits, or, ultimately, liquidate. In such an event, our ability to pay distributions to our stockholders and the returns to our stockholders would be adversely affected.

Investors who invest in us earlier in our offering may realize a lower rate of return than later investors.

There can be no assurances as to when we will begin to generate sufficient cash flow from operating activities to fully fund the payment of distributions. As a result, investors who invest in us before we generate substantial cash flow may realize a lower rate of return than later investors. We expect to have little cash flow from operating activities available for distribution until we make substantial investments. In addition, to the extent our investments are in development or redevelopment projects, communities in lease up, or other assets that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. Therefore, until such time as we have sufficient cash flow from operating activities to fully fund the payment of distributions therefrom, some or all of our distributions will be paid from other sources, such as from the proceeds of this or other offerings, cash advances to us by our Advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future cash flow from operating activities.

To the extent offering proceeds are used to pay fees to our Advisor or its affiliates or to fund distributions, our investors will realize dilution and later investors may also realize a lower rate of return than investors who invest earlier in this offering.

Our Advisor and its affiliates provide services for us in connection with, among other things, the offer and sale of our shares, the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, and the disposition of our assets. We pay them substantial upfront fees for some of these services, which reduces the amount of cash available for investment in real estate or distribution to you. Largely as a result of these substantial fees, we expect that for each share sold in the our primary offering, assuming we sell the maximum primary offering, no more than $8.70 will be available for investment in real estate, depending primarily upon the number of shares we sell.

In addition, we have used offering proceeds to fund distributions, and later investors who did not receive those distributions will therefore experience additional immediate dilution of their investment. Also, to the extent we incur debt to fund distributions earlier in our public offerings, the amount of cash available for distributions in future periods will be decreased by the repayment of such debt.

The use of offering proceeds to pay fees to our Advisor and its affiliates or to fund distributions increases the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our offering.

We may have to make decisions on whether to invest in certain properties or real estate-related assets, including prior to receipt of detailed information on the investment.

In order to effectively compete for the acquisition of properties and other real estate-related assets in the current market, our Advisor and board of directors may be required to make investment decisions and be required to make substantial non-refundable deposits prior to the completion of our analysis and due diligence on a property or real estate-related asset acquisition. In such cases, the information available to our Advisor and board of directors at the time of making any particular investment decision, including the decision to pay any non-refundable deposit and the decision to consummate any particular acquisition, may be limited, and our Advisor and board of directors may not have access to detailed information regarding any particular investment property, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting the investment property. Therefore, no assurance can be given that our Advisor and board of directors will have knowledge of all circumstances that may adversely affect an investment. In addition, our Advisor and board of directors expect to rely upon independent consultants in connection with their evaluation of proposed investment properties, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.

Because this is a blind pool offering and we have not specified properties or real estate-related assets to acquire with additional proceeds from the Initial Public Offering, you will not have the opportunity to evaluate our additional investments before we make them.

Because we have only made investments in 33 multifamily communities and have not identified any of the additional investments that we may make with proceeds from the Initial Public Offering as of the date of this Annual Report on Form 10-K, we are only able to provide you with information to evaluate our current investments. Future investments will be identified periodically in supplements to our offering prospectus and/or other subsequent filings with the SEC. We will seek to invest substantially all of the offering proceeds available to us for investment, after the payment of fees and expenses, in the acquisition of real estate and real estate-related assets. Our success is greatly dependent on our ability to successfully invest the proceeds of the Initial Public Offering in additional investments.

If we are unable to raise substantial additional funds in the Initial Public Offering, we will be limited in the number and type of properties and real estate-related assets we may acquire and the return on your investment in us may fluctuate with the performance of the specific investments we make.

The Initial Public Offering is being made on a "best efforts" basis, whereby the dealer manager and brokers participating in the Initial Public Offering are required to use only their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. As a result, we cannot assure you as to the amount of proceeds that will be raised in the Initial Public Offering. We are dependent on funds from the Initial Public Offering to make additional investments resulting in greater diversification in terms of the number of investments owned, the geographic regions in which our properties and real estate-related assets are located and the types of investments that we acquire. If we do not raise significant additional funds in the Initial Public Offering, the more likely it will be that we cannot achieve significant diversification and the likelihood of our profitability being affected by the performance of any one of our investments will increase. As of December 31, 2010, we have made 23 out of 33 of our investments through joint ventures. Additionally, we are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single asset. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio. In addition, to the extent that we are not able to raise additional funds, our fixed operating expenses, as a percentage of gross income, would be higher, and our financial condition and ability to pay distributions could be adversely affected.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.

Our success depends to a significant degree upon the continued contributions of our chairman and certain executive officers and other key personnel of us, our Advisor and its affiliates, including Robert M. Behringer and Robert S. Aisner, each of whom would be difficult to replace. We do not have employment agreements with our chairman, executive officers and other key personnel of us, our Advisor and its affiliates, and we cannot guarantee that they will remain affiliated with us. Although our chairman, several of the executive officers and other key personnel of us, our Advisor and its affiliates, including Mr. Behringer and Mr. Aisner, have entered into employment agreements with affiliates of our Advisor, including Harvard Property Trust, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with our Advisor. If any of our key personnel were to cease their affiliation with us, our Advisor or its affiliates, our operating results could suffer. Further, although Behringer Harvard Holdings has key person insurance on the lives of Robert M. Behringer, Robert S. Aisner, Gerald J. Reihsen, III, Gary S. Bresky and M. Jason Mattox and Jeffrey S. Schwaber, and expects to obtain key person insurance on the life of Robert J. Chapman, we do not intend to separately maintain key person life insurance on these individuals, or any other person. We believe that our future success depends, in large part, upon our Advisor's and its affiliates' ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for persons with these skills is intense, and we cannot assure you that our Advisor will be successful in attracting and retaining such skilled personnel. Further, we have established, and intend in the future to establish, strategic relationships with firms that have special expertise in certain services or as to assets both nationally and in certain geographic regions. Maintaining these relationships will be important for us to effectively compete for assets. We cannot assure you that we will be successful in attracting and retaining such strategic relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our strategy may involve becoming "self-managed" by internalizing our management functions. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may elect to negotiate to acquire our Advisor's and property manager's assets and personnel. Under our advisory management agreement, we are restricted from hiring or soliciting any employee of our Advisor or its affiliates for one year from the termination of the agreement. We are similarly restricted under our property management agreement with respect to the employees of our property manager or its affiliates. These restrictions could make it difficult to internalize our management functions without acquiring assets and personnel from our Advisor and its affiliates for consideration that would be negotiated at that time. At this time, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our stock. An internalization transaction could result in significant payments to affiliates of our Advisor irrespective of whether you enjoyed the returns on which we have conditioned other back-end compensation. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the net income per share and modified funds from operations per share attributable to your investment. We will not be required to seek a stockholder vote to become self-managed.

In addition, while we would no longer bear the costs of the various fees and expenses we pay to our Advisor under the advisory management agreement if we internalize, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance and SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and modified funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of fees to our Advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Advisor, our net income per share and modified funds from operations per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

As currently organized, we do not directly employ any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Nothing in our charter prohibits us from entering into the transaction described above.

Additionally, there is no assurance that internalizing our management functions will prove to be beneficial to us and our stockholders. We could have difficulty integrating our management functions as a stand-alone entity. As of December 31, 2010, certain personnel of our Advisor and its affiliates perform property management, asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We could fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our portfolio of investments.

If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our Advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

We rely on persons employed by our Advisor to manage our day-to-day operations. If we were to effectuate an internalization of our Advisor, we may not be able to retain all of the employees of the Advisor or to maintain a relationship with our sponsor. In addition, some of the employees of the Advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the Advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the Advisor who are most familiar with our business and operations, thereby potentially adversely impacting ~~our~~ business.

We have, and may in the future, pay distributions from sources other than our cash flow from operating activities and if we continue to do so, we will have less funds available to make investments and your overall return may be reduced.

Our organizational documents permit us to fund distributions from any source, such as from the proceeds of our prior private offering, this public offering or other offerings, cash advances to us by our Advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future cash flow from operating activities. The distributions paid in the twelve months ended December 31, 2010 and 2009 were approximately $25.1 million and $11.5 million, respectively. For the twelve months ended December 31, 2010 and 2009, cash flows from operating activities were approximately $2.6 million and $0.2 million, respectively. Accordingly, for the twelve months ended December 31, 2010 and 2009, total distributions exceeded cash flow from operating activities for the same periods, which differences were funded from proceeds from our offerings. If we continue to fund a portion of distributions from the net proceeds from the Initial Public Offering or from additional sources that are other than operating activities, we will have fewer funds available for acquiring properties and other investments, and your overall return may be reduced. Further, to the extent distributions exceed cash flow from operating activities, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that generally no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees of our Advisor and its affiliates and agents) in some cases, which would decrease the cash otherwise available for distributions to you. We will also purchase and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether we are required or have the power to indemnify them against the same liability.

We have relatively less experience with respect to international investments as compared to domestic investments, which could adversely affect our return on international investments.

The experience of our Advisor and its affiliates with respect to investing in multifamily communities or other real estate-related assets located outside the United States is not as extensive as it is with respect to investments in the United States. We may make international investments after one of our independent directors has at least three years of relevant experience acquiring and managing such international investments. If and when we do make international investments, our relatively limited experience with respect to such investments could adversely affect our return on them.

Your investment may be subject to additional risks if we make international investments.

In the future, we may make investments in real estate assets located outside the United States and may make or purchase mortgage, bridge, mezzanine or other loans or joint venture interests in mortgage, bridge, mezzanine or other loans made to a borrower located outside the United States or secured by property located outside the United States. Any international investments may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

- governmental laws, rules and policies, including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person's or corporation's country of origin;
- variations in currency exchange rates;
- adverse market conditions caused by inflation or other changes in national or local economic conditions;
- changes in relative interest rates;
- changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;
- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;
- our REIT tax status not being respected under foreign laws, in which case our income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes and value added taxes;
- lack of uniform accounting standards (including availability of information in accordance with U.S. generally accepted accounting principles);
- changes in land use and zoning laws;
- more stringent environmental laws or changes in these laws;
- changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;
- we, our sponsor, our Advisor and its affiliates have relatively less experience investing in real property or other investments outside the United States than within the United States; and
- legal and logistical barriers to enforcing our contractual rights.

Any of these risks could have an adverse effect on our business, results of operations and ability to pay distributions to our stockholders.

If our sponsor, our Advisor or its affiliates waive or defer certain fees due to them, our results of operations and distributions may be artificially high.

From time to time, our sponsor, our Advisor or its affiliates may agree to waive or defer all or a portion of the acquisition, asset management or other fees, compensation or incentives due to them, pay general administrative expenses or otherwise supplement stockholder returns in order to increase the amount of cash available to make distributions to stockholders. If our sponsor, our Advisor or its affiliates choose to no longer waive or defer such fees and incentives, our results of operations will be lower than in previous periods and your return on your investment could be negatively affected.

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below.

Because a number of Behringer Harvard sponsored real estate programs use investment strategies that are similar to ours, our Advisor and its and our executive officers will face conflicts of interest relating to the purchase of properties and other real estate-related assets, and such conflicts may not be resolved in our favor.

Although our sponsor generally seeks to avoid simultaneous public offerings of funds that have a substantially similar mix of fund characteristics, including targeted investment types, investment objectives and criteria, and anticipated fund terms, there may be periods during which one or more Behringer Harvard sponsored programs are seeking to invest in similar properties and other real estate-related investments. In particular, Behringer Harvard Opportunity REIT II (which is currently conducting an initial public offering) and Behringer Harvard Multifamily REIT II (a recently organized program that has filed with the SEC a registration statement relating to a planned initial public offering, but which we do not expect to commence its offering until the primary portion of our Initial Public Offering terminates) are seeking to raise significant offering proceeds for investment in a broad range of property types, including multifamily communities. As a result, we may be buying properties and other real estate-related investments at the same time as one or more of the other Behringer Harvard sponsored programs managed by officers and employees of our Advisor and/or its affiliates, and these other Behringer Harvard sponsored programs may use investment strategies that are similar to ours. Our executive officers and the executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other Behringer Harvard sponsored programs, and these entities are and will be under common control. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another Behringer Harvard sponsored program. In the event these conflicts arise, we cannot assure you that our best interests will be met when officers and employees acting on behalf of our Advisor and on behalf of advisors and managers of other Behringer Harvard sponsored programs decide whether to allocate any particular property to us or to another Behringer Harvard sponsored program or affiliate of our Advisor, which may have an investment strategy that is similar to ours. In addition, we may acquire properties in geographic areas where other Behringer Harvard sponsored programs own properties. Similar conflicts of interest may apply if our Advisor determines to make or purchase mortgage, bridge or mezzanine loans or participations in mortgage, bridge or mezzanine loans on our behalf, because other Behringer Harvard sponsored programs may be competing with us for such investments. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making your investment.

Behringer Harvard Multifamily Advisors I and its affiliates, including all of our executive officers and some of our directors will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our Advisor, Behringer Harvard Multifamily Advisors I and its affiliates, including our dealer manager and our property manager, are entitled to substantial fees from us under the terms of the advisory management agreement, dealer manager agreement and property management agreement. These fees could influence our Advisor's advice to us as well as the judgment of affiliates of our Advisor performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including the advisory management agreement, the dealer-manager agreement and the property management agreement;
- public offerings of equity by us, which entitle Behringer Securities to dealer-manager fees and will likely entitle our Advisor to increased acquisition and asset management fees;
- property sales, which may result in the issuance to our Advisor of shares of our common stock through the conversion of our convertible stock;
- property acquisitions from other Behringer Harvard sponsored programs, which might entitle affiliates of our Advisor to real estate commissions and possible success-based sale fees in connection with its services for the seller;
- property acquisitions from third parties, which entitle our Advisor to acquisition fees and asset management fees;
- borrowings to acquire properties, which borrowings will increase the acquisition and asset management fees payable to our Advisor;
- determining the compensation paid to employees for services provided to us, which could be influenced in part by whether the Advisor is reimbursed by us for the related salaries and benefits;
- whether we seek to internalize our management functions, which internalization could result in our retaining some of our Advisor's key officers and employees for compensation that is greater than that which they currently earn or which could require additional payments to affiliates of our Advisor to purchase the assets and operations of our Advisor;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our Advisor to the issuance of shares of our common stock through the conversion of our convertible stock;
- whether and when we seek to sell our assets, which sale may result in the issuance to our Advisor of shares of our common stock through the conversion of our convertible stock; and
- whether and when we have paid distributions to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price, which distributions could entitle our Advisor to the issuance of shares of our common stock through the conversion of our convertible stock.

The fees our Advisor receives in connection with transactions involving the purchase and management of an asset are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our Advisor to recommend riskier transactions to us. Furthermore, the Advisor will refund these fees to the extent they are based on budgeted amounts that prove too high once development, construction, or improvements are completed, but the fact that these fees are initially calculated in part based on budgeted amounts could influence our Advisor to overstate the estimated costs of development, construction, or improvements in order to accelerate the cash flow it receives.

In addition, the terms of our convertible stock allow for its conversion into shares of common stock if we terminate the Advisor prior to the listing of our shares for trading on a national securities exchange other than as a result of the Advisor's material breach of the advisory management agreement. To avoid the additional costs of engaging a new advisor or internalizing advisory functions, our independent directors may decide against terminating the advisory management agreement prior to the listing of our shares or disposition of our investments even if termination of the advisory management agreement would be in our best interest. In addition, the conversion feature of our convertible stock could cause us to make different investment or disposition decisions than we would otherwise make, in order to avoid the stock conversion. Moreover, our Advisor can influence whether and when our common stock is listed for trading on a national securities exchange or our assets are liquidated, and its interest in our convertible stock could influence its judgment with respect to listing or liquidating.

Our Advisor will face conflicts of interest relating to joint ventures, tenant-in-common investments or other co-ownership arrangements that we enter with affiliates of our sponsor or our Advisor or with other Behringer Harvard sponsored programs, which could result in a disproportionate benefit to affiliates of our sponsor or Advisor or to another Behringer Harvard sponsored program.

We may enter into joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard sponsored programs or with affiliates of our sponsor or Advisor for the acquisition, development or improvement of multifamily or other properties as well as the acquisition of real estate-related investments. These Behringer Harvard sponsored programs are likely to include single-client, institutional-investor accounts in which Behringer Harvard has been engaged by an institutional investor to locate and manage real estate investments on behalf of an institutional investor and with which such sponsor or advisor affiliate may invest. The executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of other Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other Behringer Harvard sponsored programs. These executive officers will face conflicts of interest in determining which Behringer Harvard sponsored program should enter into any particular joint venture, tenant-in-common or co-ownership arrangement. These persons may also have a conflict in structuring the terms of the relationship between our interests and the interests of the Behringer Harvard sponsored co-venturer, co-tenant or partner as well as conflicts of interest in managing the joint venture. Further, the fiduciary obligation that our Advisor or our board of directors may owe to a co-venturer, co-tenant or partner affiliated with our sponsor or advisor may make it more difficult for us to enforce our rights.

In the event that we enter into a joint venture, tenant-in-common investment or other co-ownership arrangements with another Behringer Harvard sponsored program or joint venture, our Advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular real estate property, exercising buy-sell rights or making other major decisions, and you may face certain additional risks. For example, it is anticipated that Behringer Harvard Short-Term Opportunity Fund I will never have an active trading market. Therefore, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from such joint venturer with respect to the sale of properties in the future. In addition, in the event we enter into a joint venture with a Behringer Harvard sponsored program that has a term shorter than ours, the joint venture may be required to sell its properties at the time of the other Behringer Harvard sponsored program's liquidation. We may not desire to sell the properties at such time. Even if the terms of any joint venture agreement between us and another Behringer Harvard sponsored program grant us a right of first refusal to buy such properties, we may not have sufficient funds to exercise our right of first refusal under these circumstances.

We will face similar risks with respect to joint ventures in which Behringer Harvard Holdings holds a direct or indirect ownership interest, such as co-investments under the Master Co-Investment Arrangement. A wholly owned subsidiary of our sponsor owns a 1% interest in the BHMP Co-Investment Partner, serves as general partner of the BHMP Co-Investment Partner and must consent to any major decision affecting the BHMP Co-Investment Partner, including but not limited to decisions regarding debt financing and property dispositions. The advice we receive from our Advisor, which is controlled by our sponsor, regarding our co-investments with the BHMP Co-Investment Partner may be influenced by our sponsor's interest in the BHMP Co-Investment Partner.

Because Mr. Behringer and his affiliates indirectly control our sponsor, Advisor and other Behringer Harvard sponsored programs, agreements and transactions among the parties with respect to any joint venture, tenant-in-common investment or other co-ownership arrangement between or among such parties will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Under these joint ventures, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could be reached regarding matters pertaining to the co-ownership arrangement, which might have a negative influence on the joint venture and decrease potential returns to you. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Furthermore, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our co-venturer or partner, our ability to sell such interest may be adversely impacted by such right.

Our Advisor's executive officers and key personnel and the executive officers and key personnel of Behringer Harvard-affiliated entities that conduct our day-to-day operations and the Initial Public Offering will face competing demands on their time, and this may cause our investment returns to suffer.

We rely upon the executive officers of our Advisor and the executive officers and employees of Behringer Harvard-affiliated entities to conduct our day-to-day operations and the Initial Public Offering. These persons also conduct the day-to-day operations of other Behringer Harvard sponsored programs, including (x) other public programs such as Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II (which is also currently raising capital), Behringer Harvard Short-Term Opportunity Fund I, and Behringer Harvard Mid-Term Value Enhancement Fund I, (y) Behringer Harvard Multifamily REIT II (a recently organized program that has filed with the SEC a registration statement relating to a planned initial public offering, but which we do not expect to commence its offering until the primary portion of our Initial Public Offering terminates), and (z) numerous private programs. These persons may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our Advisor inappropriately devote insufficient time or resources to our business, the returns on our investments may suffer.

Our officers face conflicts of interest related to the positions they hold with entities affiliated with our Advisor, which could diminish the value of the services they provide to us.

All of our executive officers, including Mr. Aisner, who serves as our Chief Executive Officer and a director, are also officers of one or more other entities affiliated with our Advisor, including our property manager, our dealer manager and the advisors and fiduciaries to other Behringer Harvard sponsored programs. As a result, these individuals owe fiduciary duties to these other entities and their investors, which may conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (1) allocation of new investments and management time and services between us and the other entities; (2) the timing and terms of the investment in or sale of an asset; (3) development of our properties by affiliates of our Advisor; (4) investments with affiliates of our Advisor; (5) compensation and incentives to our Advisor; and (6) our relationship with our dealer manager and property manager. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.

Our independent directors are involved in other businesses, investments and activities, therefore they may have conflicts of interest in allocating their time between our business and these other activities.

Our independent directors are involved in other businesses, investments and activities. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our independent directors inappropriately devote insufficient time or resources to our business, then our performance may suffer.

Your investment will be diluted upon conversion of the convertible stock.

Our advisor purchased 1,000 shares of our convertible stock for an aggregate purchase price of $1,000. Under limited circumstances, these shares may be converted into shares of our common stock, resulting in dilution of our stockholders' interest in us. Our convertible stock will convert into shares of common stock on one of two events. First, it will convert if we have paid distributions to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price. Alternatively, the convertible stock will convert if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. Each of these two events is a "Triggering Event." Upon a Triggering Event, our convertible stock will, unless our Advisory management agreement with our Advisor has been terminated or not renewed on account of a material breach by our Advisor, generally convert into shares of common stock with a value equal to 15% of the excess of the value of the company plus the aggregate value of distributions paid to date on the then outstanding shares of our common stock over the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares. However, if our advisory management agreement with our Advisor expires without renewal or is terminated (other than because of a material breach by our Advisor) prior to a Triggering Event, then upon a Triggering Event the holder of the convertible stock will be entitled to a prorated portion of the number of shares of common stock determined by the foregoing calculation, where such proration is based on the percentage of time that we were advised by our Advisor. As a result, following conversion, the holder of the convertible stock will be entitled to a portion of amounts distributable to our stockholders, which such amounts distributable to the holder could be significant. Our Advisor and Mr. Behringer can influence whether and when our common stock is listed for trading on a national securities exchange or our assets are liquidated, and their interest in our convertible stock could influence their judgment with respect to listing or liquidating.

Because we rely on affiliates of Behringer Harvard Holdings for the provision of advisory, property management and dealer manager services, if Behringer Harvard Holdings is unable to meet its obligations we may be required to find alternative providers of these services, which could result in a significant and costly disruption of our business.

Behringer Harvard Holdings, through one or more of its subsidiaries, owns and controls our Advisor, our property manager, and our dealer manager. The operations of our Advisor, our property manager and our dealer manager rely substantially on Behringer Harvard Holdings. Behringer Harvard Holdings is largely dependent on fee income from its sponsored real estate programs. The recent and ongoing global economic concerns could adversely affect the amount of such fee income. In the event that Behringer Harvard Holdings becomes unable to meet its obligations as they become due, we might be required to find alternative service providers, which could result in a significant disruption of our business and would likely adversely affect the value of your investment in us. Further, given the non-compete agreements in place with Behringer Harvard Holdings' employees and the non-solicitation agreements we have with our Advisor and property manager, it would be difficult for us to utilize any current employees that provide services to us.

Risks Related to Our Business in General

A limit on the number of shares a person may own may discourage a takeover.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding shares of common or preferred stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide our stockholders with the opportunity to receive a control premium for their shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our charter permits our board of directors to issue up to 1,000,000,000 shares of capital stock. Our board of directors, without any action by our stockholders, may: (1) increase or decrease the aggregate number of shares; (2) increase or decrease the number of shares of any class or series we have authority to issue; or (3) classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of such stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under Maryland law, "business combinations" between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the then outstanding voting stock of the corporation; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the expiration of the five-year period described above, any business combination between the Maryland corporation and an interested stockholder must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock of the corporation; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. Maryland law also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland law also limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors.

Maryland law provides a second anti-takeover statute, the Control Share Acquisition Act, which provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the corporation's disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquirer, by officers or by directors who are employees of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. "Control shares" are voting shares of stock that would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by a corporation's charter or bylaws. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. We can offer no assurance that this provision will not be amended or eliminated at any time in the future. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than our affiliates or any of their affiliates.

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any "mini-tender" offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide our company notice of such tender offer at least ten business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder's shares and any shares acquired in such tender offer. In addition, the non-complying stockholder shall be responsible for all of our company's expenses in connection with that stockholder's noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If we or any of our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an "investment company" is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets on an unconsolidated basis, which criteria we refer to as the 40% test. "Investment securities" excludes U.S. government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our operating partnership satisfy both tests above. With respect to the 40% test, most of the entities through which we and our operating partnership own our assets are majority owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our operating partnership are holding companies. Through the majority owned subsidiaries of our operating partnership, we and our operating partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our operating partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our operating partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our operating partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our operating partnership, then we and operating partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our operating partnership are "primarily engaged," through majority owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, majority owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of potential investments in commercial mortgage-backed securities or other real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or exception from the Investment Company Act.

If the market value or income potential of our real estate-related investments, including potential investments in commercial mortgage-backed securities, declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or our exception from registration under the Investment Company Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-real estate assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Our charter sets forth the stockholder voting rights required to be set forth therein under the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007 (the "NASAA REIT Guidelines"). Under our charter and the Maryland General Corporation Law, our stockholders currently have a right to vote only on the following matters:

- the election or removal of directors;
- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:
  - change our name;
  - increase or decrease the aggregate number of our shares;
  - increase or decrease the number of our shares of any class or series that we have the authority to issue;
  - classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;
  - effect reverse stock splits; and
  - after the listing of our shares of common stock on a national securities exchange, opting into any of the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law;
- a reorganization as provided in our charter;
- our liquidation and dissolution; and
- our being a party to any merger, consolidation, sale or other disposition of substantially all of our assets (notwithstanding that Maryland law may not require stockholder approval).

All other matters are subject to the discretion of our board of directors.

Our board of directors may change our investment policies and objectives generally and at the individual investment level without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies with sufficient frequency and at least annually to determine that the policies we are following are in the best interest of the stockholders. In addition to our investment policies and objectives, we may also change our stated strategy for any investment in an individual property. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent.

You may not be able to sell your shares under the share redemption program and, if you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

Our board of directors approved the share redemption program, but may amend, suspend or terminate our share redemption program at any time. Our board of directors may reject any request for redemption of shares. Further, there are many limitations on your ability to sell your shares pursuant to the share redemption program. Any stockholder requesting repurchase of their shares pursuant to our share redemption program will be required to certify to us that such stockholder either (1) acquired the shares requested to be repurchased directly from us or (2) acquired the shares from the original investor by way of a bona fide gift not for value to, or for the benefit of, a member of the stockholder's immediate or extended family, or through a transfer to a custodian, trustee or other fiduciary for the account of the stockholder or his or her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

In addition, our share redemption program contains other restrictions and limitations. We cannot guarantee that we will accommodate all redemption requests made in any particular redemption period. If we do not redeem all shares presented for redemption during any period in which we are redeeming shares, then all shares will be redeemed on a pro rata basis during the relevant period. You must hold your shares for at least one year prior to seeking redemption under the share redemption program, except that our board of directors will waive this one-year holding requirement with respect to redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility. Our board of directors may also waive this one-year holding requirement for other exigent circumstances affecting a stockholder such as bankruptcy or a mandatory distribution requirement under a stockholder's IRA, or with respect to shares purchased through our distribution reinvestment plan. We will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. Generally, the cash available for redemption on any particular date will be limited to the proceeds from our distribution reinvestment plan during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for redemptions during the same period, plus, if we had positive operating cash flow during such preceding four fiscal quarters, 1% of all operating cash flow during such preceding four fiscal quarters.

Further, our board of directors reserves the right to reject any request for redemption or to terminate, suspend, or amend the share redemption program at any time. Therefore, in making a decision to purchase shares of our common stock, you should not assume that you will be able to sell any of your shares back to us pursuant to our share redemption program.

If you are able to resell your shares to us pursuant to our share redemption program, you will likely receive substantially less than the amount paid to acquire the shares from us or the fair market value of your shares, depending upon how long you owned the shares.

Except for redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility, the purchase price per share redeemed under our share redemption program will equal 90% of (i) the most recently disclosed estimated value per share as determined in accordance with our valuation policy, less (ii) the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets, or other special distributions so designated by our board of directors, distributed to stockholders after the valuation was determined; provided, however, that the purchase price per share shall not exceed: (1) prior to the first valuation conducted by the board of directors, or a committee thereof (the "Initial Board Valuation"), under the valuation policy, 90% of (i) the average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less (ii) the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets, or other special distributions so designated by the board of directors, distributed to stockholders prior to the redemption date (the "Special Distributions"); or (2) on or after the Initial Board Valuation, the Original Share Price less any Special Distributions. Accordingly, you may receive less by selling your shares back to us than you would receive if our investments were sold for their estimated values and such proceeds were distributed in our liquidation.

We may not successfully implement our exit strategy, in which case you may have to hold your investment for an indefinite period.

Depending upon then-prevailing market conditions, we intend to begin to consider the process of liquidating and distributing cash or listing our shares on a national securities exchange within four to six years after the termination of this primary offering. If we have not begun the process to list our shares for trading on a national securities exchange or to liquidate at any time after the sixth anniversary of the termination of this primary offering, unless such date is extended by our board of directors including a majority of our independent directors, we will furnish a proxy statement to stockholders to vote on a proposal for our orderly liquidation upon the written request of stockholders owning 10% or more of our outstanding common stock. The liquidation proposal would include information regarding appraisals of our portfolio. By proxy, stockholders holding a majority of our shares could vote to approve our liquidation. If our stockholders did not approve the liquidation proposal, we would obtain new appraisals and resubmit the proposal by proxy statement to our stockholders up to once every two years upon the written request of stockholders owning 10% or more of our outstanding common stock.

Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange or to delay the commencement of our liquidation beyond six years from the termination of this primary offering. If so, our board of directors and our independent directors may conclude that it is not in our best interest for us to furnish a proxy statement to stockholders for the purpose of voting on a proposal for our orderly liquidation. Our charter permits our board of directors, with the concurrence of a majority of our independent directors, to defer the furnishing of such a proxy indefinitely. Therefore, if we are not successful in implementing our exit strategy, your shares will continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment into cash easily and could suffer losses on your investment.

We may incur costs associated with changing our name if we are no longer permitted to use "Behringer Harvard" in our name.

We entered into a service mark license agreement with Behringer Harvard Holdings for use of the name "Behringer Harvard." Pursuant to the agreement, when an affiliate of Behringer Harvard Holdings no longer serves as one of our officers or directors, Behringer Harvard Holdings may terminate our service mark license agreement and may require us to change our name to eliminate the use of the words "Behringer Harvard." We will be required to pay any costs associated with changing our name.

We established the offering price for the shares on an arbitrary basis; as a result, the offering price of the shares is not related to any independent valuation.

Our board of directors arbitrarily set the offering price of our shares of common stock for the Initial Public Offering, and this price bears no relationship to the book or net value of our assets or to our expected operating income. We have adopted a valuation policy in respect of estimating the per share value of our common stock and expect to disclose such estimated value annually, but this estimated value is subject to significant limitations. Until 18 months have passed without a sale in an offering of our common stock (or other securities from which the board of directors believes the value of a share of common stock can be estimated), not including any offering related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, we generally will use the gross offering price of a share of the common stock in our most recent offering as the per share estimated value thereof or, with respect to an offering of other securities from which the value of a share of common stock can be estimated, the value derived from the gross offering price of the other security as the per share estimated value of the common stock. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In addition, this per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets.

Because the dealer manager is an affiliate of our Advisor, investors will not have the benefit of an independent review of us or the Initial Public Offering, which are customarily performed in underwritten offerings.

The dealer manager, Behringer Securities, is an affiliate of our Advisor and will not make an independent review of us or the offering. Accordingly, you do not have the benefit of an independent review of the terms of the Initial Public Offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by a broker-dealer or investment banker unaffiliated with our Advisor.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Existing stockholders and new investors purchasing shares of common stock in the Initial Public Offering do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 1,000,000,000 shares of capital stock, of which 875,000,000 shares are designated as common stock, 124,999,000 shares are designated as preferred stock and 1,000 shares are designated as convertible stock. Subject to any limitations set forth under Maryland law, our board of directors may amend our charter to increase the number of authorized shares of capital stock, or increase or decrease the number of shares of any class or series of stock designated, and may classify or reclassify any unissued shares without the necessity of obtaining stockholder approval. Shares will be issued in the discretion of our board of directors. Investors purchasing shares in the Initial Public Offering will likely experience dilution of their equity investment in us in the event that we: (1) sell shares in the Initial Public Offering or sell additional shares in the future, including those issued pursuant to the distribution reinvestment plan; (2) sell securities that are convertible into shares of our common stock; (3) issue shares of our common stock in a private offering of securities to institutional investors; (4) issue shares of common stock upon the conversion of our convertible stock; (5) issue shares of common stock upon the exercise of any options granted to our independent directors or employees of our Advisor and BHM Management, our property manager and an affiliate of our Advisor, or their duly licensed affiliates; (6) issue restricted stock or other awards pursuant to our Incentive Award Plan; (7) issue shares to our Advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory management agreement; or (8) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Behringer Harvard Multifamily OP I. In addition, the partnership agreement for Behringer Harvard Multifamily OP I contains provisions that allow, under certain circumstances, other entities, including other Behringer Harvard sponsored programs, to merge into or cause the exchange or conversion of their interest for interests of Behringer Harvard Multifamily OP I. Because the limited partnership interests of Behringer Harvard Multifamily OP I may be exchanged for shares of our common stock, any merger, exchange or conversion between Behringer Harvard Multifamily OP I and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons described in this "Risk Factors" section, you should not expect to be able to own a significant percentage of our shares.

Payment of fees to our Advisor and its affiliates will reduce cash available to us for investment and payment of distributions.

Our advisor and its affiliates will perform services for us in connection with, among other things, the offer and sale of our shares, the selection and acquisition of our properties and real estate-related assets, the management of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, the administration of our other investments and the disposition of our assets. They will be paid substantial fees for these services. These fees will reduce the amount of cash available for investment or distributions to stockholders.

We may be restricted in our ability to replace our property manager under certain circumstances.

Under the terms of our property management agreement, we may terminate the agreement upon 30 days' notice in the event of, and only in the event of, a showing of willful misconduct, gross negligence or deliberate malfeasance by the property manager in performing its duties. Our board of directors may find the performance of our property manager to be unsatisfactory. However, unsatisfactory performance by the property manager may not constitute "willful misconduct, gross negligence or deliberate malfeasance." As a result, we may be unable to terminate the property management agreement at the desired time, which may have an adverse effect on the management and profitability of our properties.

Distributions may be paid from capital and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or at all.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions generally will be based upon such factors as the amount of cash available or anticipated to be available from real estate investments, mortgage, bridge or mezzanine loans and other investments, current and projected cash requirements and tax considerations. Because we may receive income from interest or rents at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distributions will be affected by many factors, such as our ability to acquire properties and real estate-related assets as offering proceeds become available, the income from those investments and yields on securities of other real estate programs that we invest in, as well as our operating expense levels and many other variables. Actual cash available for distribution may vary substantially from estimates. We can give no assurance that we will be able to achieve our anticipated cash flow or that distributions will increase over time. Nor can we give any assurance that: (1) rents from the properties will increase; (2) the securities we buy will increase in value or provide constant or increased distributions over time; (3) the loans we make will be repaid or paid on time; (4) loans will generate the interest payments that we expect; or (5) future acquisitions of properties, mortgage, bridge or mezzanine loans, other investments or our investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rates to stockholders.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. For instance:

- If a significant number of multifamily residents default or terminate on their leases, there could be a decrease or cessation of rental payments, which would mean less cash available for distributions.
- Any failure by a borrower under our mortgage, bridge, mezzanine or other loans to repay the loans or interest on the loans will reduce our income and distributions to stockholders.

- Cash available for distributions may be reduced if we are required to spend money to correct defects or to make improvements to properties.
- Cash available to make distributions may decrease if the assets we acquire have lower yields than expected.
- There may be a delay between the sale of the common stock and our purchase of real properties. During that time, we may invest in lower yielding short-term instruments, which could result in a lower yield on your investment.
- If we lend money to others, such funds may not be repaid in accordance with the loan terms or at all, which could reduce cash available for distributions.
- Federal income tax laws require REITs to distribute at least 90% of their REIT taxable income to stockholders each year to maintain REIT status, and 100% of taxable income and net capital gain to avoid federal income tax. This limits the earnings that we may retain for corporate growth, such as asset acquisition, development or expansion and makes us more dependent upon additional debt or equity financing than corporations that are not REITs. If we borrow more funds in the future, more of our operating cash will be needed to make debt payments and cash available for distributions may decrease.
- In connection with future acquisitions, we may issue additional shares of common stock, operating partnership units or interests in other entities that own our properties. We cannot predict the number of shares of common stock, units or interests that we may issue, or the effect that these additional shares might have on cash available for distribution to you. If we issue additional shares, they could reduce the cash available for distribution to you.
- We make distributions to our stockholders to comply with the distribution requirements of the Internal Revenue Code and to eliminate, or at least minimize, exposure to federal income taxes and the nondeductible REIT excise tax. Differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, could require us to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

In addition, our board of directors, in its discretion, may retain any portion of our cash on hand for capital needs and improvements. We cannot assure you that sufficient cash will be available to make distributions to you.

Until proceeds from the Initial Public Offering are invested and generating operating cash flow from operating activities sufficient to fully fund distributions to our stockholders, we have and may continue to make some or all of our distributions from sources other than cash flow from operating activities, including the proceeds of the Initial Public Offering, cash advanced to us by our Advisor, cash resulting from a deferral of asset management fees and/or from borrowings (including borrowings secured by our assets) in anticipation of future cash flow from operating activities, which may reduce the amount of capital we ultimately invest and negatively impact the return on your investment and the value of your investment.

We expect that cash distributions to our stockholders generally will be paid from cash available or anticipated from the cash flow from our investments in properties, real estate securities, mortgage, bridge or mezzanine loans and other real estate-related assets. However, until proceeds from the Initial Public Offering are invested and generating operating cash flow sufficient to fully fund distributions to our stockholders, we have and may continue to make some or all of our distributions from the proceeds of the Initial Public Offering, cash advanced to us by our Advisor, cash resulting from a waiver or deferral of asset management fees, cash from the sale of our assets or a portion thereof and borrowings (including borrowings secured by our assets) in anticipation of future cash flow. In addition, to the extent our investments are in development or redevelopment projects, in communities that are in lease up or have not yet reached stabilization, or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early period of operation. As our investments that are currently in development, are in lease up or have not yet reached stabilization progress towards stabilization and generate more income, we intend to use such increased income to make distributions to our stockholders. Accordingly, the amount of distributions paid at any time may not reflect current cash flow from our operations. To the extent distributions are paid from the proceeds of the Initial Public Offering (including distributions funded through the issuance of shares pursuant to our distribution reinvestment program), cash advanced to us by our Advisor, cash resulting from a deferral of asset management fees and/or from borrowings (including borrowings secured by our assets) in anticipation of future cash flow, we will have less capital available to invest in properties and other real estate-related assets, which may negatively impact our ability to make investments and substantially reduce current returns and capital appreciation. In that event, we may not be able to use 91.1% of the gross proceeds raised in the Initial Public Offering (89.0% with respect to gross proceeds from our primary offering and 100% with respect to gross proceeds from our distribution reinvestment plan) for investment in real estate, loans and other investments, paying acquisition fees and expenses incurred in making such investments and for any capital reserves we may establish until such time as we have sufficient cash flows from operations to fully fund our distributions.

Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could increase the variability of our cash available for distributions.

We have made and may continue to make investments in opportunity-oriented properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when the number of our projects in development or redevelopment, communities in lease up or our properties with significant capital requirements increases without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease. Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of investments, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. Further, our net income and stockholders' equity could be negatively affected during periods with large portfolio acquisitions, which generally require large cash outlays and may require the incurrence of additional financing. Any such reduction in our revenues and net income during such periods could cause a resulting decrease in our cash available for distributions during the same periods.

Development projects in which we invest may not be completed successfully or on time, and guarantors of the projects may not have the financial resources to perform their obligations under the guaranties they provide.

We may make equity investments in, acquire options to purchase interests in or make mezzanine loans to the owners of real estate development projects. Our return on these investments is dependent upon the projects being completed successfully, on budget and on time. To help ensure performance by the developers of properties that are under construction, completion of these properties is generally guaranteed either by a completion bond or performance bond. Our advisor may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the entity entering into the construction or development contract as an alternative to a completion bond or performance bond. For a particular investment, we may obtain guaranties that the project will be completed on time, on budget and in accordance with the plans and specifications and that the mezzanine loan will be repaid.

However, we may not obtain such guaranties and cannot ensure that the guarantors will have the financial resources to perform their obligations under the guaranties they provide. We intend to manage these risks by ensuring, to the best of our ability, that we invest in projects with reputable, experienced and resourceful developers. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

Recent credit market disruptions and economic trends have caused an increase in developer failures. The developers of the projects in which we have invested are exposed to risks not only with respect to our projects, but also with respect to other projects in which they are involved. A developer's obligations on another project could cause it financial hardship and even lead to bankruptcy, which could lead to a default on one of our projects. A default by a developer in respect of one of our multifamily development project investments, or the bankruptcy, insolvency or other failure of a developer for one of such projects, may require that we determine whether we want to assume the senior loan, take over development of the project, find another developer for the project, or sell our interest in the project. Such developer failures could delay efforts to complete or sell the development project and could ultimately preclude us from full realization of our anticipated returns. Such events could cause a decrease in the value of our assets and compel us to seek additional sources of liquidity, which may not be available, in order to hold and complete the development project through stabilization.

Generally, under bankruptcy law and our bankruptcy guarantees with our joint venture development partners, we may seek recourse from the developer-guarantor to complete our development project with a substitute developer partner. However, in the event of a bankruptcy by the developer-guarantor, we cannot assure you that the developer or its trustee will continue or otherwise satisfy its obligations. The bankruptcy of any developer and the rejection of its development obligations would likely cause us to have to complete the development on our own or find a replacement developer, which could result in delays and increased costs. We cannot assure you that we would be able to complete the development on terms as favorable as when we first entered into the project.

Under certain circumstances, assets owned by a subsidiary REIT may be required to be disposed of via a sale of capital stock rather than an asset sale.

Under certain circumstances, assets owned by a subsidiary REIT may be required to be disposed of via a sale of capital stock rather than as asset sale by that subsidiary REIT, which may limit the number of persons willing to acquire indirectly any assets held by that subsidiary REIT. As a result, we may not be able to realize a return on our investment in a joint venture, such as a BHMP CO-JV with our BHMP CO-Investment Partner, at the time or on the terms we desire.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We invest our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. However, the FDIC generally only insures limited amounts per depositor per insured bank. As of December 31, 2010, we had cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

We are uncertain of our sources for funding of future capital needs, which could adversely affect the value of our investments.

Substantially all of the proceeds of the Initial Public Offering will be used to make investments in real estate and real estate-related assets and to pay various fees and expenses related to the offering. We will establish capital reserves on a property-by-property basis, as we deem appropriate. In addition to any reserves we establish, a lender may require escrow of capital reserves in excess of our established reserves. If these reserves are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our properties or for any other reason, we have not identified any sources for such funding, and we cannot assure you that such sources of funding will be available to us for potential capital needs in the future.

To hedge against exchange rate and interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective and may reduce the overall returns on your investment and affect cash available for distribution to our stockholders.

We may use derivative financial instruments to hedge exposures to changes in exchange rates and interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions are determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. Our hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

To the extent that we use derivative financial instruments to hedge against exchange rate and interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We intend to manage credit risk by dealing only with major financial institutions that have high credit ratings. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We intend to manage basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We intend to manage legal enforceability risks by ensuring, to the best of our ability, that we contract with reputable counterparties and that each counterparty complies with the terms and conditions of the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge the risks inherent to our operations. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from "hedging transactions" will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A "hedging transaction" for these purposes means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII become effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

General Risks Related to Investments in Real Estate

Recent and ongoing global economic concerns may adversely affect our operating results and financial condition.

During the past three years, significant and widespread concerns about credit risk and access to capital have been present in the global financial markets. Economies throughout the world have experienced substantially increased unemployment, sagging consumer confidence and a downturn in economic activity. In addition, the failure (and near failure) of several large financial institutions and the failures and expectations of additional failures of smaller financial institutions has led to increased levels of uncertainty and volatility in the financial markets and a continued skepticism in the general business climate. To the extent that turmoil in the financial markets continues or intensifies, it has the potential to materially affect:

- the value of our investments and the investments of our unconsolidated joint ventures;
- the availability or the terms of financing that we and our unconsolidated joint ventures may anticipate utilizing or that may be utilized by the owners of the multifamily development projects in which we are an equity owner or junior lender or both;
- our ability and the entities in which we have invested to make principal and interest payments on, or refinance, any outstanding debt when due; and
- the ability of our current residents and tenants to enter into new leases or satisfy their current rental payment obligations under existing leases and the ability of future residents to enter into leases during the lease up stage of newly completed multifamily development projects.

Recent and ongoing global economic concerns could also affect our operating results and financial condition as follows:

Debt and Equity Markets. The commercial real estate debt markets have recently experienced volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold commercial mortgage backed securities in the market. Credit spreads for major sources of capital widened significantly as investors demanded a higher risk premium. This resulted in lenders increasing the cost for debt financing. Should the overall costs of borrowing increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions, developments and property contributions. This may result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders at current levels. In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (1) has led to a decline in real estate values generally; (2) slowed real estate transaction activity; (3) reduced the loan to value upon which lenders are willing to extend debt; and (4) resulted in difficulty in refinancing debt as it becomes due. A continuation of this trend may reasonably be expected to have a material adverse impact on the value of real estate investments and the revenues, income or cash flow from the acquisition and operations of real properties and mortgage loans. In addition, the recent turmoil in the debt markets has negatively impacted the ability to raise equity capital.

If we or the projects in which we have invested are unable to obtain debt financing on acceptable terms, or if lower levels of debt were available to us in respect of our investments whether as a result of declining real estate values or lower loan to value standards of lenders, or both, we may be forced to use a greater proportion of our offering proceeds to fund additional equity to our existing investments and to finance our acquisitions, reducing the number of investments we could otherwise make or dispose of some of our assets. If the current debt market environment persists, we may modify our investment strategies in order to seek to optimize our portfolio performance. Our strategies may include, among other options, limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage to meet our portfolio goals. Such modifications to our investment strategies could adversely affect our performance.

For each of our current multifamily development projects where we or our unconsolidated joint ventures hold a mezzanine loan, there is a senior construction loan on the project. These construction loans will mature on or before the maturity date of our mezzanine loans. Upon maturity of the construction loans, such loans will need to be refinanced or otherwise satisfied. Because our equity or lending positions are subordinate to the construction loans with respect to each of these development projects, higher borrowing costs or difficulty in obtaining financing as the senior construction loans become due could result in a partial or total loss of the value of any such investment.

Government Intervention. The pervasive and fundamental disruptions that the global financial markets have undergone has led to extensive and unprecedented governmental intervention. Such intervention has in certain cases been implemented on an "emergency" basis, suddenly and substantially eliminating market participants' ability to continue to implement certain strategies or manage the risk of their outstanding positions. In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty, which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies. There is likely to be increased regulation of the financial markets that could have a material impact on our operating results and financial condition.

In 2010, capitalization rates in major U.S. markets for multifamily communities began to decline, reversing a trend since the start of the recession. If capitalization rates remain compressed or decrease further, it may be more challenging for us to find attractive income-producing investment opportunities. On the other hand, economic, inflation or budget deficit issues could increase capital costs or prolong the U.S. economic slowdown which could lead to increases in capitalization rates and a potential decline in the value of our investments.

In connection with the recent credit market disruptions and economic slowdown, there is evidence that capitalization rates (the rate of return immediately expected upon investment in a real estate asset) in major U.S. markets for multifamily communities rose in 2008 and through most of 2009. However, as the economy began to stabilize and the multifamily real estate fundamentals improved, the multifamily sector experienced a decline in capitalization rates for most of 2010. If capitalization rates stabilize or decrease further, we would expect the value of our current investments to hold steady or even increase. However, in such an environment it may be more difficult for us to find attractive income-producing investment opportunities. This challenge may be exacerbated if the cost of debt financing increases where our ability to leverage returns through the use of debt financing could be negatively affected.

Although such capitalization rates appeared to have stabilized towards the end of 2010, there could be economic and real estate factors which could lead to a renewed increase in capitalization rates. If capitalization rates increase, we would expect declines in the pricing of those assets upon sale. If we were required to sell investments into such market, we could experience a substantial decrease in the value of our investments and those of our unconsolidated joint ventures. Apart from the potential for such results on any such sale, we may also be required to recognize an impairment charge in earnings in respect of assets we currently own.

Increases in unemployment caused by a recessionary economy could adversely affect multifamily property occupancy and rental rates with high quality multifamily communities suffering even more severely.

Rising levels of unemployment in our multifamily markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily occupancy and rental rates have historically been adversely affected by:

- rental residents deciding to share rental units and therefore rent fewer units;
- potential residents moving back into family homes or delaying leaving family homes;
- a reduced demand for higher-rent units, such as those of high quality multifamily communities;
- a decline in household formation;
- persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;
- the inability or unwillingness of residents to pay rent increases; and
- increased collection losses.

These factors have contributed to lower rental rates. If employment levels do not improve, our results of operations, financial condition and ability to make distributions to you may be adversely affected.

Recent disruptions in the financial markets could adversely affect the multifamily property sector's ability to obtain financing and credit enhancement from Fannie Mae and Freddie Mac, which could adversely impact us.

Fannie Mae and Freddie Mac are major sources of financing for the multifamily sector. Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for significant amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, the U.S. Congress and Treasury undertook a series of actions to stabilize these government-sponsored enterprises and the financial markets. Pursuant to legislation enacted in 2008, the U.S. government placed both Fannie Mae and Freddie Mac under its conservatorship.

Currently, Fannie Mae and Freddie Mac remain active multifamily lenders. In fact, we and our Co-Investment Ventures secured approximately 72% of our financing through Fannie Mae and Freddie Mac. However, there is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it would significantly reduce our access to debt capital and/or increase borrowing costs. If new U.S. government regulations heighten Fannie Mae's and Freddie Mac's underwriting standards, adversely affect interest rates and reduce the amount of capital they can make available to the multifamily sector, it could have a material adverse effect on both the multifamily sector and us because many private alternative sources of funding have been reduced or are unavailable. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could: (1) make it more difficult for us to secure new takeout financing for current multifamily development projects; (2) hinder our ability to refinance completed multifamily assets; (3) decrease the amount of available liquidity and credit that could be used to further diversify our portfolio of multifamily assets; and (4) require us to obtain other sources of debt capital with potentially different terms.

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- the illiquidity of real estate investments generally;
- changes in tax, real estate, environmental and zoning laws;
- periods of high interest rates and tight money supply;
- residents' perceptions of the safety, convenience, and attractiveness of our properties and the neighborhoods where they are located; and
- our ability to provide adequate management, maintenance, and insurance.

In addition, local conditions in the markets in which we own or intend to own multifamily communities or in which the collateral securing our loans is located may significantly affect occupancy or rental rates at such properties. The risks that may adversely affect conditions in those markets include the following:

- layoffs, plant closings, relocations of significant local employers and other events negatively impacting local employment rates and the local economy;
- an oversupply of, or a lack of demand for, apartments;
- a decline in household formation;
- the inability or unwillingness of residents to pay rent increases; and
- rent control or rent stabilization laws or other housing laws, which could prevent us from raising rents.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

If we have limited diversification of the geographic locations of our properties, our operating results will be affected by economic changes that have an adverse impact on the real estate market in those areas.

In the event that most of our properties are located in a single geographic area, our operating results and ability to make distributions are likely to be impacted by economic changes affecting the real estate markets in that area. Your investment will be subject to greater risk to the extent that we lack a geographically diversified portfolio.

Our failure to integrate acquired communities and new personnel could create inefficiencies and reduce the return of your investment.

To grow successfully, we must be able to apply our experience in managing real estate to a larger number of properties. In addition, we must be able to integrate new management and operations personnel as our organization grows in size and complexity. Failures in either area will result in inefficiencies that could adversely affect our expected return on our investments and our overall profitability.

Short-term multifamily community leases expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions to our stockholders.

We expect that substantially all of our multifamily community leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Any student-housing properties that we acquire will be subject to an annual leasing cycle, short lease up period, seasonal cash flows, changing university admission and housing policies, and other risks inherent in the student-housing industry, any of which could have a negative impact on your investment.

Student-housing properties generally have short-term leases of 12 months, ten months, nine months, or shorter. As a result, we may experience significantly reduced cash flows during the summer months from student-housing properties while most students are on vacation. Furthermore, student-housing properties must be almost entirely re-leased each year, exposing us to increased leasing risk. Student-housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We would, therefore, be highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could also adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university-owned facility, the demand for units at our student-housing properties may be reduced and our occupancy rates may decline. We rely on our relationships with colleges and universities for referrals of prospective student residents or for mailing lists of prospective student residents and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on our ability to market our properties to students and their families.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of any student-housing properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student-housing properties may have an adverse effect on our business.

We may face significant competition from university-owned student housing and from other residential properties that are in close proximity to any student-housing properties we may acquire, which could have a negative impact on our results of operations.

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on your investment.

A property may incur vacancies either by the continued default of residents under their leases or the expiration of leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in decreased distributions to our stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Many of our investments will be dependent on residents for revenue, and lease terminations could reduce our ability to make distributions to stockholders.

The success of our real property investments often will be materially dependent on the financial stability of our residents. Lease payment defaults by residents could cause us to reduce the amount of distributions to stockholders. A default by a significant number of residents on his or her lease payments to us would cause us to lose the revenue associated with such lease and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a lease default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a substantial number of leases are terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. Additionally, loans that we make generally will relate to real estate. As a result, the borrower's ability to repay the loan may be dependent on the financial stability of our residents leasing the related real estate.

We may be unable to renew leases or relet units as leases expire.

When our residents decide not to renew their leases upon expiration, we may not be able to relet their units. Even if the residents do renew or we can relet the units, the terms of renewal or reletting may be less favorable than current lease terms. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected. Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction and excess inventory of multifamily and single family housing, slow or negative employment growth, availability of low interest mortgages for single family home buyers and the potential for geopolitical instability, all of which are beyond our control. In addition, various state and local municipalities implement rent control legislation which could limit our ability to raise rents. Finally, the federal government's policies, many of which may encourage home ownership, can increase competition and possibly limit our ability to raise rents. Consequently, our cash flow and ability to service debt and make distributions to security holders could be reduced.

We may be unable to secure funds for future capital improvements, which could adversely impact our ability to make cash distributions to our stockholders.

When residents do not renew their leases or otherwise vacate their space, in order to attract replacement residents, we may be required to expend funds for capital improvements to the vacated apartment units. In addition, we may require substantial funds to renovate an apartment community in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our stockholders may be adversely affected.

We may be unable to sell a property or real estate-related asset if or when we decide to do so, which could adversely impact our ability to make cash distributions to our stockholders.

We intend to hold the various real properties and real estate-related assets in which we invest until such time as our Advisor determines that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that these objectives will not be met. Otherwise, our Advisor, subject to approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our liquidation. If we have not begun the process to list our shares for trading on a national securities exchange or to liquidate at any time after the sixth anniversary of the termination of this primary offering, unless such date is extended by our board of directors including a majority of our independent directors, we will furnish a proxy statement to stockholders to vote on a proposal for our orderly liquidation upon the written request of stockholders owning 10% or more of our outstanding common stock. The liquidation proposal would include information regarding appraisals of our portfolio. By proxy, stockholders holding a majority of our shares could vote to approve our liquidation. If our stockholders did not approve the liquidation proposal, we would obtain new appraisals and resubmit the proposal by proxy statement to our stockholders up to once every two years upon the written request of stockholders owning 10% or more of our outstanding common stock.

The real estate market is affected, as discussed above, by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any asset for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or real estate-related asset. If we are unable to sell a property or real estate-related asset when we determine to do so, it could have a significant adverse effect on our cash flow and results of operations.

Our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower your overall return.

As of December 31, 2010, 23 of our 33 multifamily investments have been made through co-investments with our Co-Investment Partner. In the future, we may enter into additional joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard sponsored programs or third parties having investment objectives similar to ours for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

- the possibility that our partner in an investment might become bankrupt;
- the possibility that the investment requires additional capital that we and/or our partner do not have, which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;
- the possibility that a partner in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;
- that such partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- the possibility that we may incur liabilities as the result of the action taken by our partner;
- that such partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT; or
- that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Any of the above might reduce our returns on a joint venture investment. With respect to our 23 investments through joint ventures with the Co-Investment Partner, each investment is subject to buy/sell rights in the event of a dispute over a major decision, such as whether to dispose of the underlying property.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect your returns.

Our Advisor will attempt to ensure that all of our properties are adequately insured to cover casualty losses. The nature of the activities at certain properties we may acquire, such as age-restricted communities or student housing, may expose us and our operators to potential liability for personal injuries and property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, pollution, environmental matters or extreme weather conditions such as hurricanes, floods and snowstorms that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally insist that specific coverage against terrorism be purchased by property owners as a condition for providing mortgage, bridge or mezzanine loans. It is uncertain whether such insurance policies will continue to be available, or be available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for such losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss. In addition, other than any potential capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in decreased distributions to stockholders.

Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks, which could diminish the return on your investment.

We may use some or all of the offering proceeds available to us to acquire, develop and/or redevelop properties upon which we will develop multifamily communities and construct improvements. We will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our developer's ability to control construction costs or to build in conformity with plans, specifications and timetables. The developer's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the developer's control. Delays in completion of a multifamily community also could give residents the right to terminate preconstruction leases for apartment units at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such developers prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

In addition, we may invest in unimproved real property (which we define as property not acquired for the purpose of producing rental or other operating income, has no development or construction in process at the time of acquisition and no development or construction is planned to commence within one year of the acquisition) or mortgage loans on unimproved property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

Our plan to reposition certain commercial properties through demolition, conversion and redevelopment into new multifamily communities may never commence after we make an investment in the property, be delayed or never reach completion, which could diminish the return on your investment.

We may make investments in a wide variety of commercial properties, including, but not limited to, mixed use developments where multifamily is a portion of the mixed use developments. After we make an investment, we or the developer, as applicable, may be unable to commence conversion of these properties and therefore may be required to continue operating the properties under their current purpose, which would include other than multifamily community uses. In addition, we may also be unable to complete the demolition, conversion or redevelopment of these commercial properties and may be forced to hold or sell these properties at a loss. Although we intend to focus on multifamily communities and limit any investment in commercial properties for repositioning into multifamily communities, your investment is subject to the risks associated with these commercial properties and traditional construction risks associated with this repositioning plan.

If we contract with Behringer Development Company LP or its affiliates for newly developed property, we cannot guarantee that any earnest money deposit we make to Behringer Development Company LP or its affiliates will be fully refunded.

We may enter into one or more contracts, either directly or indirectly through joint ventures, tenant-in-common investments or other co-ownership arrangements, with affiliates of our Advisor or others, to acquire real property from Behringer Development Company LP ("Behringer Development"), an affiliate of our Advisor. Properties acquired from Behringer Development or its affiliates may be existing income-producing properties, properties to-be-developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties. In the case of properties to be developed by Behringer Development or its affiliates, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property by Behringer Development or its affiliates. At the time of contracting and the payment of the earnest money deposit by us, Behringer Development or its affiliates typically will not have acquired title to any real property. Typically, Behringer Development or its affiliates will only have a contract to acquire land and a development agreement to develop a building on the land. We may enter into such a contract with Behringer Development or its affiliates even if at the time of contracting we have not yet raised sufficient proceeds in our offering to enable us to close the purchase of such property. However, we will not be required to close a purchase from Behringer Development or its affiliates, and will be entitled to a refund of our earnest money, in the following circumstances:

- Behringer Development or its affiliates fail to develop the property;
- a significant portion of the pre-leased residents of a new or recently redeveloped apartment community fail to take possession under their leases for any reason; or
- we are unable to raise sufficient proceeds from our offering to pay the purchase price at closing.

The obligation of Behringer Development or its affiliates to refund our earnest money will be unsecured, and no assurance can be made that we would be able to obtain a refund of such earnest money deposit from it under these circumstances since Behringer Development is an entity without substantial assets or operations.

We face competition from third parties, including other multifamily communities, which may limit our profitability and the return on your investment.

The residential multifamily community industry is highly competitive. This competition could reduce occupancy levels and revenues at our multifamily communities, which would adversely affect our operations. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors include other multifamily communities both in the immediate vicinity and the broader geographic market where our multifamily communities will be located. Overbuilding of multifamily communities may occur. If so, this will increase the number of multifamily community units available and may decrease occupancy and multifamily unit rental rates. In addition, increases in operating costs due to inflation may not be offset by increased rental rates. We may be required to expend substantial sums to attract new residents.

In connection with the recent credit market disruptions and economic slowdown, we may face increased competition from single-family homes and condominiums for rent, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Any multifamily communities we invest in may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area because of the tightening of mortgage lending underwriting criteria, homeowner foreclosures, the decline in single-family home and condominium sales and the lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

A concentration of our investments in the multifamily sector may leave our profitability vulnerable to a downturn or slowdown in such sector.

At any one time, a significant portion of our investments are likely to be in the multifamily sector. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are substantially in the multifamily sector, then the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn or slowdown in the multifamily sector could be more pronounced than if we had more fully diversified our investments.

Failure to succeed in new markets or in new property classes may have adverse consequences on our performance.

We may from time to time commence development activity or make acquisitions outside of our existing market areas or the property classes of our primary focus if appropriate opportunities arise. Our historical experience in our existing markets in developing, owning and operating certain classes of property does not ensure that we will be able to operate successfully in new markets, should we choose to enter them, or that we will be successful in new property classes. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to evaluate accurately local market conditions, to obtain land for development or to identify appropriate acquisition opportunities, to hire and retain key personnel, and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets or acquire new classes of property that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we can earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may have an adverse effect on our operations.

If we set aside insufficient capital reserves, we may be required to defer necessary capital improvements.

If we do not have enough reserves for capital to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from our operations, we may be required to defer necessary improvements to the property, which may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential residents being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on residents, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing.

Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. We are not aware of any such existing requirements that we believe will have a material impact on our current operations. However, future requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations (including those of foreign jurisdictions), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. Such hazardous substances could be released into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would reduce our operating results.

The cost of defending against such claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

Our costs associated with and the risk of failing to comply with the Americans with Disabilities Act and the Fair Housing Act may affect cash available for distributions.

Our properties and the properties underlying our investments are generally expected to be subject to the Americans with Disabilities Act of 1990, as amended ("Disabilities Act"), or similar laws of foreign jurisdictions. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or similar laws of foreign jurisdictions or place the burden on the seller or other third party to ensure compliance with such laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for compliance with these laws may affect cash available for distributions and the amount of distributions to you.

The multifamily communities in which we invest must comply with Title III of the Disabilities Act, to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the Disabilities Act. Compliance with the Disabilities Act could require removal of structural barriers to handicapped access in certain public areas of our multifamily communities where such removal is readily achievable. The Disabilities Act does not, however, consider residential properties, such as multifamily communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as the leasing office, are open to the public.

We also must comply with the Fair Housing Amendment Act of 1988 ("FHAA"), which requires that multifamily communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors. Compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently there has been heightened scrutiny of multifamily housing communities for compliance with the requirements of the FHAA and Disabilities Act and an increasing number of substantial enforcement actions and private lawsuits have been brought against multifamily communities to ensure compliance with these requirements. Noncompliance with the FHAA and Disabilities Act could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

By owning age-restricted communities, we may incur liability by failing to comply with the FHAA, the Housing for Older Persons Act or certain state regulations, which may affect cash available for distributions.

Any age-restricted communities we acquire must comply with the FHAA and the Housing for Older Persons Act ("HOPA"). The FHAA prohibits housing discrimination based upon familial status, which is commonly referred to as age-based discrimination. However, there are exceptions for housing developments that qualify as housing for older persons. The HOPA provides the legal requirements for such housing developments. In order for housing to qualify as housing for older persons, the HOPA requires (1) all residents of such developments to be 62 years of age or older or (2) that at least 80% of the occupied units are occupied by at least one person who is 55 years of age or older and that the housing community publish and adhere to policies and procedures that demonstrate this required intent and comply with rules issued by the United States Department of Housing and Urban Development for verification of occupancy. In addition, certain states require that age-restricted housing communities register with the state. Noncompliance with the FHAA, HOPA and state registration requirements could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash or in exchange for other property. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact distributions to our stockholders. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as partial payment for the purchase price of a property. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property are actually paid, sold or refinanced or we have otherwise disposed of such promissory notes or other property. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

Difficulty of selling multifamily communities could limit flexibility.

Federal tax laws (outside of any safe harbors or exemptions) may limit our ability to earn a gain on the sale of a community (unless we own it through a subsidiary which will incur a taxable gain upon sale) if we are found to have held, acquired or developed the community primarily with the intent to resell the community, and this limitation may affect our ability to sell communities without adversely affecting returns to our stockholders. In addition, real estate in our markets can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the communities in our portfolio promptly in response to changes in economic or other conditions.

Risks Associated with Debt Financing

We will incur mortgage indebtedness and other borrowings, which will increase our business risks.

We and the entities in which we invest have utilized debt financing secured by real property investments to finance acquisitions. We anticipate that we will acquire additional properties and other real estate-related assets by using existing financing, if available, or borrowing new funds. In order to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes and/or avoid federal income tax, we may also borrow additional funds for payment of distribution to stockholders.

There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness shall not exceed 300% of our "net assets" (as defined by our charter) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors.

In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests (for purposes of this policy limitation and the target leverage ratio discussed below, the value of our assets is based on methodologies and policies determined by the board of directors that may include, but do not require, independent appraisals). Our policy limitation, however, does not apply to individual real estate assets and only will apply once we have ceased raising capital under this or any subsequent offering and invested substantially all of our capital. As a result, we expect to borrow more than 75% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent. Such debt may be at higher leverage than REITs with similar investment objectives or criteria. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment. Following the investment of the proceeds to be raised in the Initial Public Offering, we will seek a long term leverage ratio of approximately 50% to 60% upon stabilization of our portfolio.

We do not intend to incur mortgage debt on a particular real property unless we believe the property's projected cash flow is sufficient to service the mortgage debt. However, if there is a shortfall in cash flow, then the amount available for distributions to stockholders may be affected. In addition, incurring mortgage debt increases the risk of loss because (1) loss in investment value is generally borne entirely by the borrower until such time as the investment value declines below the principal balance of the associated debt and (2) defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds from the foreclosure. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to our lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions to our stockholders will be adversely affected. In addition, since we intend to begin to consider the process of liquidating and distributing cash or listing our shares on a national securities exchange within four to six years after the termination of this primary offering, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives over this period of time may present more risks to our stockholders than comparable real estate programs that have a longer intended duration and that do not utilize borrowing to the same degree.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the multifamily communities, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

When we place mortgage debt on multifamily communities, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties at reasonable rates and our income could be reduced. If this occurs, it would reduce cash available for distribution to our stockholders, and it may prevent us from borrowing more money.

Our financial condition could be adversely affected by financial covenants under our credit facility.

Our $150.0 million credit facility agreement contains certain financial and operating covenants, including, among other things, leverage ratios, certain coverage ratios, as well as limitations on our ability to incur secured indebtedness. The credit facility agreement also contains customary default provisions including the failure to timely pay debt service issued thereunder and the failure to comply with our financial and operating covenants and cross-default provision with other debt. These covenants could limit our ability to obtain additional funds needed to address liquidity needs or pursue growth opportunities or transactions that would provide substantial return to our stockholders. In addition, a breach of these covenants could cause a default and accelerate payment of advances under the credit facility agreement, which could have a material adverse effect on our financial condition.

Violating the covenants contained in our credit facility agreement would likely result in us incurring higher finance costs and fees and/or an acceleration of the maturity date of advances under the credit facility agreement all of which could have a material adverse effect on our results of operations and financial condition.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with obtaining financing, a lender could impose restrictions on us that affect our ability to incur additional debt and our distribution and operating policies. In general, we expect our loan agreements to restrict our ability to encumber or otherwise transfer our interest in the respective property without the prior consent of the lender. Loan documents we enter into may contain other negative covenants that may limit our ability to further mortgage the property, discontinue insurance coverage, replace Behringer Harvard Multifamily Advisors I as our Advisor or impose other limitations. Any such restriction or limitation may have an adverse effect on our operations and our ability to make distributions to you.

Our ability to obtain financing on reasonable terms could be impacted by negative capital market conditions.

During the past three years, significant and widespread concerns about credit risk and access to capital have been present in the global financial markets. Commercial real estate debt markets have experienced volatility and uncertainty as a result of certain related factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold commercial mortgage-backed securities in the market. Should these conditions increase our overall cost of borrowings, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions, developments and property contributions. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We may incur indebtedness that bears interest at a variable rate. In addition, from time to time we may pay mortgage loans or finance and refinance our properties in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest costs, which could have an adverse effect on our cash flow from operating activities and our ability to make distributions to you. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we may need to liquidate one or more of our investments at times that may not permit realization of the maximum return on these investments. Prolonged interest rate increases could also negatively impact our ability to make investments with positive economic returns.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT and/or avoid federal income tax. Any of these results would have a significant, negative impact on your investment.

Risks Related to Investments in Real Estate-Related Assets

We have relatively less experience investing in mortgage, bridge, mezzanine or other loans as compared to investing directly in real property, which could adversely affect our return on loan investments.

The experience of our Advisor and its affiliates with respect to investing in mortgage, bridge, mezzanine or other loans relating to multifamily communities is not as extensive as it is with respect to investments directly in real properties. However, we have made and may continue to make such loan investments to the extent our Advisor determines that it is advantageous to us due to the state of the real estate market or in order to diversify our investment portfolio. Our less extensive experience with respect to mortgage, bridge, mezzanine or other loans could adversely affect our return on loan investments.

The bridge loans in which we may invest involve greater risks of loss than conventional mortgage loans.

We may provide or invest in bridge loans secured by first lien mortgages on a multifamily property to borrowers who are typically seeking short-term capital to be used in an acquisition or refinancing of real estate. We may also provide or invest in bridge loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. The borrower has usually identified an undervalued multifamily asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may therefore be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and the price of our common stock may be adversely affected.

The mezzanine loans in which we invest involve greater risks of loss than senior loans secured by income-producing real properties.

We have and may continue to invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of the entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment, which could have a negative impact on our ability to make distributions.

The construction loans in which we may invest involve greater risks of loss of investment and reduction of return than conventional mortgage loans.

If we decide to invest in construction loans secured by multifamily or other types of underlying properties, the nature of these loans pose a greater risk of loss than traditional mortgages. Since construction loans are made generally for the express purpose of either the original development or redevelopment of a property, the risk of loss is greater than a conventional mortgage because the underlying properties subject to construction loans are generally unable to generate income during the period of the loan. Construction loans may also be subordinate to the first lien mortgages. Any delays in completing the development or redevelopment multifamily project may increase the risk of default or credit risk of the borrower which may increase the risk of loss or risk of a lower than expected return to our portfolio.

Our mortgage, bridge, mezzanine or other loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our loan investments.

If we make or invest in mortgage, bridge, mezzanine or other loans, we will be at risk of defaults on those loans caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease.

Our mortgage, bridge, mezzanine or other loans will be subject to interest rate fluctuations, which could reduce our returns as compared to market interest rates.

If we invest in fixed-rate, long-term mortgage, bridge, mezzanine or other loans and interest rates rise, the loans could yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that mortgage, bridge, mezzanine or other loans are prepaid, because we may not be able to make new loans at the previously higher interest rate.

Delays in liquidating defaulted mortgage, bridge, mezzanine or other loans could reduce our investment returns.

If there are defaults under our loans, we may not be able to repossess and quickly sell the properties securing such loans. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and rules and is subject to the delays and expenses of any lawsuit brought in connection with the foreclosure if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the loan.

Returns on our mortgage, bridge, mezzanine or other loans may be limited by regulations.

The mortgage, bridge or mezzanine loans in which we invest, or that we may make, may be subject to regulation by federal, state and local authorities (including those of foreign jurisdictions) and subject to various laws and judicial and administrative decisions. We may determine not to make mortgage, bridge, mezzanine or other loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make mortgage, bridge, mezzanine or other loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

Foreclosures create additional ownership risks that could adversely impact our returns on loan investments.

If we acquire property by foreclosure following defaults under our mortgage, bridge, mezzanine or other loans, we will have the economic and liability risks as the owner of that property.

The liquidation of our assets may be delayed as a result of our investment in mortgage, bridge, mezzanine or other loans, which could delay distributions to our stockholders.

The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. If our Advisor determines that it is in our best interest to make or invest in mortgage, bridge, mezzanine or other loans, any intended liquidation of us may be delayed beyond the time of the sale of all of our properties until all mortgage, bridge or mezzanine loans expire or are sold, because we may enter into mortgage, bridge, mezzanine or other loans with terms that expire after the date we intend to have sold all of our properties.

Investments in real estate-related securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us.

We may invest in real estate-related securities of both publicly traded and private real estate companies. Our investments in real estate-related securities will involve special risks relating to the particular issuer of the real estate-related securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related equity securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments, which are discussed in this "Risk Factors" section, including risks relating to rising interest rates.

Real estate-related securities are often unsecured and also may be subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) substantial market price volatility resulting from changes in prevailing interest rates in the case of traded equity securities; (3) subordination to the prior claims of banks and other senior lenders to the issuer; (4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets; (5) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations; and (6) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic slowdown or downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to repay principal and interest or make distribution payments.

Investments in real estate-related preferred equity securities involve a greater risk of loss than traditional debt financing.

We may invest in real estate-related preferred equity securities, which may involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to traditional loans and are not secured by property underlying the investment. Furthermore, should the issuer default on our investment, we would be able to proceed only against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. As a result, we may not recover some or all of our investment.

We may make investments in non-U.S. dollar denominated property and real estate-related securities, which will be subject to currency rates exposure and the uncertainty of foreign laws and markets.

We may purchase property or real estate-related securities denominated in foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

We expect that a portion of any real estate-related securities investments we make will be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Certain of the real estate-related securities that we may purchase in connection with privately negotiated transactions will not be registered under the applicable securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default.

Interest rate and related risks may cause the value of our real estate-related securities to be reduced.

Interest rate risk is the risk that prevailing market interest rates change relative to the current yield on fixed income securities such as preferred and debt securities, and to a lesser extent dividend paying common stock. Generally, when market interest rates rise, the market value of these securities declines, and vice versa. In addition, when interest rates fall, issuers are more likely to repurchase their existing preferred and debt securities to take advantage of the lower cost of financing. As repurchases occur, principal is returned to the holders of the securities sooner than expected, thereby lowering the effective yield on the investment. On the other hand, when interest rates rise, issuers are more likely to maintain their existing preferred and debt securities. As a result, repurchases decrease, thereby extending the average maturity of the securities. We intend to manage interest rate risk by purchasing preferred and debt securities with maturities and repurchase provisions that are designed to match our investment objectives. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to pay distributions to you will be adversely affected.

We have relatively less experience investing in real estate-related securities than investing in real property as of December 31, 2010, which could adversely affect our return on such investments.

Aside from investments in real estate, we are permitted to invest in real estate-related securities, including securities issued by other real estate companies, commercial mortgage-backed securities, mortgage, bridge, mezzanine or other loans and Section 1031 tenant-in-common interests. As of December 31, 2010, we own directly or through joint venture arrangements a limited number of mezzanine loans made to the owners of various development projects. In cases where our Advisor determines that it is advantageous to us to make the types of investments in which our Advisor or its affiliates have relatively less experience than in other areas, such as with respect to domestic real property, our Advisor may employ persons, engage consultants or partner with third parties that have, in our Advisor's opinion, the relevant expertise necessary to assist our Advisor in evaluating, making and administering such investments.

We may acquire real estate-related securities through tender offers, which may require us to spend significant amounts of time and money that otherwise could be allocated to our operations.

We may acquire real estate-related securities through tender offers, negotiated or otherwise, in which we solicit a target company's stockholders to purchase their securities. The acquisition of these securities could require us to spend significant amounts of money that otherwise could be allocated to our operations. Additionally, in order to acquire the securities, the employees of our Advisor likely will need to devote a substantial portion of their time to pursuing the tender offer—time that otherwise could be allocated to managing our business. These consequences could adversely affect our operations and reduce the cash available for distribution to our stockholders.

The CMBS in which we may invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

Commercial mortgage-backed securities ("CMBS") are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support can reduce the credit risk.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that interest payment on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated.

If we use leverage in connection with any potential investments in CMBS, the risk of loss associated with this type of investment will increase.

We may use leverage in connection with our investment in CMBS. Although the use of leverage may enhance returns and increase the number of investments that can be made, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying securities acquired. Therefore, such financing may mature prior to the maturity of the CMBS acquired by us. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the CMBS subject to a repurchase agreement decline, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying CMBS.

We may have increased exposure to liabilities from litigation as a result of any participation by us in Section 1031 Tenant-in-Common transactions.

Behringer Development, an affiliate of our Advisor, or its affiliates ("Behringer Harvard Exchange Entities") regularly enter into transactions that qualify for like-kind exchange treatment under Section 1031 of the Internal Revenue Code. Section 1031 tenant-in-common transactions ("Section 1031 TIC Transactions") are structured as the acquisition of real estate owned in co-tenancy arrangements with parties seeking to defer taxes under Section 1031 of the Internal Revenue Code ("1031 Participants"). We may provide accommodation in support of or otherwise be involved in such Section 1031 TIC Transactions. Specifically, at the closing of certain properties acquired by a Behringer Harvard Exchange Entity, we may enter into a contractual arrangement with such entity providing: (1) in the event that the Behringer Harvard Exchange Entity is unable to sell all of the co-tenancy interests in that property to 1031 Participants, we will purchase, at the Behringer Harvard Exchange Entity's cost, any co-tenancy interests remaining unsold; (2) we will guarantee certain bridge loans associated with the purchase of the property in which tenant-in-common interests are to be sold; and/or (3) we will provide security for the guarantee of such bridge loans. Although our participation in Section 1031 TIC Transactions may have certain benefits to our business, including enabling us to invest capital more readily and over a more diversified portfolio and allowing us to acquire interests in properties that we would be unable to acquire using our own capital resources, there are significant tax and securities disclosure risks associated with the related offerings of co-tenancy interests to 1031 Participants. Changes in tax laws may negatively impact the tax benefits of like-kind exchanges or cause such transactions not to achieve their intended value. In certain Section 1031 TIC Transactions it is anticipated that we would receive fees in connection with our provision of accommodation in support of the transaction and, as such, even though we do not sponsor these Section 1031 TIC Transactions, we may be named in or otherwise required to defend against any lawsuits brought by 1031 Participants because of our affiliation with sponsors of such transactions. Furthermore, in the event that the Internal Revenue Service conducts an audit of the purchasers of co-tenancy interests and successfully challenges the qualification of the transaction as a like-kind exchange, purchasers of co-tenancy interests may file a lawsuit against the entity offering the co-tenancy interests, its sponsors, and/or us. We may be involved in one or more such offerings and could therefore be named in or otherwise required to defend against lawsuits brought by 1031 Participants. Any amounts we are required to expend defending any such claims will reduce the amount of funds available to us for investment by us in properties or other investments and may reduce the amount of funds available for distribution to our stockholders. In addition, disclosure of any such litigation may adversely affect our ability to raise additional capital in the future through the sale of stock.

We may have increased business and litigation risks as a result of any direct sales by us of tenant-in-common interests in Section 1031 Tenant-in-Common transactions.

We may directly sell tenant-in-common interests in our properties to 1031 Participants, which may expose us to significant tax and securities disclosure risks. Changes in tax laws may negatively impact the tax benefits of like-kind exchanges or cause such transactions not to achieve their intended value. Furthermore, the Internal Revenue Service may determine that the sale of tenant-in-common interests is a "prohibited transaction" under the Internal Revenue Code, which would cause all of the gain we realize from any such sale to be payable as a tax to the Internal Revenue Service, with none of such gain available for distribution to our stockholders. The Internal Revenue Service may conduct an audit of the purchasers of tenant-in-common interests and successfully challenge the qualification of the transaction as a like-kind exchange. We may be named in or otherwise required to defend against any lawsuits brought by stockholders or 1031 Participants in connection with Section 1031 TIC Transactions in which we directly sell tenant-in-common interests. In addition, as a seller of tenant-in-common interests, we will be required to comply with applicable federal and state securities laws and to provide fair and adequate disclosure to 1031 Participants relating to the respective Section 1031 TIC Transaction. Any alleged failure by us to comply with these requirements could expose us to risks of litigation. Any amounts we are required to expend in defending claims brought against us will reduce the amount of funds available for us to invest in properties or other investments and may reduce the amount of funds available for distribution to our stockholders. In addition, disclosure of any such litigation may adversely affect our ability to raise additional capital in the future through the sale of stock.

A portion of the properties we acquire may be in the form of tenant-in-common or other co-tenancy arrangements. We will be subject to risks associated with such co-tenancy arrangements that otherwise may not be present in non-co-tenancy real estate investments.

We may enter in tenant-in-common or other co-tenancy arrangements with respect to a portion of the properties we acquire. Whether acquired as a planned co-tenancy or as the result of an accommodation or other arrangement disclosed above, ownership of co-tenancy interests involves risks generally not otherwise present with an investment in real estate, including the following:

- the risk that a co-tenant may at any time have economic or business interests or goals that are or become inconsistent with our business interests or goals;
- the risk that a co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;
- the possibility that an individual co-tenant might become insolvent or bankrupt, or otherwise default under the applicable mortgage loan financing documents, which may constitute an event of default under all of the applicable mortgage loan financing documents or allow the bankruptcy court to reject the tenants-in-common agreement or management agreement entered into by the co-tenants owning interests in the property;
- the possibility that a co-tenant might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and may otherwise adversely affect the operation and maintenance of the property, and could cause a default under the mortgage loan financing documents applicable to the property and may result in late charges, penalties and interest, and may lead to the exercise of foreclosure and other remedies by the lender;
- the risk that a co-tenant could breach agreements related to the property, which may cause a default under, or result in personal liability for, the applicable mortgage loan financing

documents, violate applicable securities law and otherwise adversely affect the property and the co-tenancy arrangement; or

- the risk that a default by any co-tenant would constitute a default under the applicable mortgage loan financing documents that could result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-tenants.

Actions by a co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.

In the event that our interests become adverse to those of the other co-tenants in a Section 1031 TIC Transaction, we may not have the contractual right to purchase the co-tenancy interests from the other co-tenants. Even if we are given the opportunity to purchase such co-tenancy interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase such co-tenancy interests. In addition, we may desire to sell our co-tenancy interests in a given property at a time when the other co-tenants in such property do not desire to sell their interests. Therefore, we may not be able to sell our interest in a property at the time we would like to sell. Finally, it is anticipated that it will be much more difficult to find a willing buyer for our co-tenancy interests in a property than it would be to find a buyer for a property we owned outright.

Our participation in Section 1031 TIC Transactions may limit our ability to borrow funds in the future, which could adversely affect the value of our investments.

Section 1031 TIC Transaction agreements we may enter that contain obligations to acquire unsold co-tenancy interests in properties may be viewed by institutional lenders as a contingent liability against our cash or other assets, which may limit our ability to borrow funds in the future. Furthermore, such obligations may be viewed by our lenders in such a manner as to limit our ability to borrow funds based on regulatory restrictions on lenders limiting the amount of loans they can make to any one borrower.

Our operating results will be negatively affected if our investments, including investments in tenant-in-common interests promoted by affiliates of our Advisor, do not meet projected distribution levels.

Behringer Harvard Holdings and its affiliates have promoted a number of tenant-in-common real estate projects. Some of these projects have not met the distribution levels anticipated in the projections produced by Behringer Harvard Holdings and its affiliates. In addition, certain other projects have not achieved the leasing and operational thresholds projected by Behringer Harvard Holdings and its affiliates. If projections related to our investments, including any tenant-in-common interests in which we invest, are inaccurate, we may pay too much for an investment and our return on our investment could suffer.

Specifically, several tenant-in-common investment programs have not benefited from expected leasing improvements. Behringer Harvard Holdings has provided support for some of these programs in the form of leases for vacant space and other payments. In addition, the Beau Terre Office Park tenant-in-common program is currently underperforming relative to projections that were based on seller representations that Behringer Harvard Holdings now believes to be false. With respect to this program, Behringer Harvard Holdings reached settlement in December 2010 in a lawsuit with the former on-site property manager. The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.

In order for us to qualify as a REIT, we must satisfy certain requirements set forth in the Internal Revenue Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT and may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of qualifying.

Our qualification as a REIT depends upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Internal Revenue Code. We cannot assure you that we will satisfy the REIT requirements in the future.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income for that year at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to qualify as a REIT would adversely affect the return on your investment.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

Our investment strategy may cause us to incur penalty taxes, lose our REIT status, or own and sell properties through taxable REIT subsidiaries, each of which would diminish the return to our stockholders.

It is possible that one or more sales of our properties may be "prohibited transactions" under provisions of the Internal Revenue Code. If we are deemed to have engaged in a "prohibited transaction" (i.e., we sell a property held by us primarily for sale in the ordinary course of our trade or business) all income that we derive from such sale would be subject to a 100% penalty tax. The Internal Revenue Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% penalty tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale.

If we desire to sell a property pursuant to a transaction that does not fall within the safe harbor, we may be able to avoid the 100% penalty tax if we acquired the property through a taxable REIT subsidiary ("TRS"), or acquired the property and transferred it to a TRS for a non-tax business purpose prior to the sale (i.e., for a reason other than the avoidance of taxes). However, there may be circumstances that prevent us from using a TRS in a transaction that does not qualify for the safe harbor. Additionally, even if it is possible to effect a property disposition through a TRS, we may decide to forego the use of a TRS in a transaction that does not meet the safe harbor requirements based on our own internal analysis, the opinion of counsel or the opinion of other tax advisers that the disposition should not be subject to the 100% penalty tax. In cases where a property disposition is not effected through a TRS, the Internal Revenue Service could successfully assert that the disposition constitutes a prohibited transaction, in which event all of the net income from the sale of such property will be payable as a tax and none of the proceeds from such sale will be distributable by us to our stockholders or available for investment by us.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, then we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS if there is another, non-tax related business purpose for the contribution of such property to the TRS. Following the transfer of the property to a TRS, the TRS will operate the property and may sell such property and distribute the net proceeds from such sale to us, and we may distribute the net proceeds distributed to us by the TRS to our stockholders. Though a sale of the property by a TRS likely would eliminate the danger of the application of the 100% penalty tax, the TRS itself would be subject to a tax at the federal level, and potentially at the state and local levels, on the gain realized by it from the sale of the property as well as on the income earned while the property is operated by the TRS. This tax obligation would diminish the amount of the proceeds from the sale of such property that would be distributable to our stockholders. As a result, the amount available for distribution to our stockholders would be substantially less than if the REIT had not operated and sold such property through the TRS and such transaction was not successfully characterized as a prohibited transaction. The maximum federal corporate income tax rate currently is 35%. Federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our stockholders from the sale of property through a TRS after the effective date of any increase in such tax rates.

As a REIT, the value of the non-mortgage securities we hold in TRSs may not exceed 25% of the total value of our assets at the end of any calendar quarter. If the Internal Revenue Service were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interests to own a substantial number of our properties through one or more TRSs, then it is possible that the Internal Revenue Service may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may, in general, be from sources other than real estate-related assets. Distributions paid to us from a TRS are typically considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if distributions from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year. We will use all reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect the return on your investment.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

Certain fees paid to us may affect our REIT status.

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. In addition, in connection with our Section 1031 TIC Transactions, we or one of our affiliates may enter into a number of contractual arrangements with Behringer Harvard Exchange Entities whereby we will guarantee or effectively guarantee the sale of the co-tenancy interests being offered by any Behringer Harvard Exchange Entity. In consideration for entering into these agreements, we will be paid fees that could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. If this fee income were, in fact, treated as non-qualifying, and if the aggregate of such fee income and any other non-qualifying income in any taxable year ever exceeded 5% of our gross revenues for such year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status. We will use commercially reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect the return on your investment.

Equity participation in mortgage, bridge and mezzanine loans may result in taxable income and gains from these properties, which could adversely impact our REIT status.

If we participate under a loan in any appreciation of the properties securing the loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property for federal income tax purposes. This could affect our ability to qualify as a REIT.

Recharacterization of the Section 1031 TIC Transactions may result in taxation of income from a prohibited transaction, which would diminish distributions to our stockholders.

In the event that the Internal Revenue Service were to recharacterize the Section 1031 TIC Transactions such that we, rather than the Behringer Harvard Exchange Entity, are treated as the bona fide owner, for tax purposes, of properties acquired and resold by the Behringer Harvard Exchange Entity in connection with the Section 1031 TIC Transactions, such characterization could result in the fees paid to us by the Behringer Harvard Exchange Entity as being deemed income from a prohibited transaction, in which event the fee income paid to us in connection with the Section 1031 TIC Transactions would be subject to the 100% penalty tax. If this occurs, our ability to make cash distributions to our stockholders will be adversely affected.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, you will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares of common stock received.

If our operating partnership fails to maintain its status as a partnership or other flow-through entity for tax purposes, its income may be subject to taxation, which would reduce the cash available to us for distribution to our stockholders.

We intend to maintain the status of Behringer Harvard Multifamily OP I, our operating partnership, as a partnership (or other flow-through entity) for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as an entity taxable as a partnership, Behringer Harvard Multifamily OP I would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This could also result in our losing REIT status, and becoming subject to a corporate level tax on our income. This would substantially reduce the cash available to us to make distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

In certain circumstances, we may be subject to federal and state taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may become subject to federal and state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to the 100% penalty tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our assets and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. We may also be subject to state and local taxes, including potentially the "margin tax" in the State of Texas, on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes paid by us will reduce the cash available to us for distribution to our stockholders.

We may be disqualified from treatment as a REIT if a joint venture entity elects to qualify as a REIT and is later disqualified from treatment as a REIT.

As part of our joint ventures, such as our joint ventures with our BHMP Co-Investment Partner or future joint ventures with any other Behringer Harvard sponsored investment program, we have and we may in the future form subsidiary REITs that will acquire and hold assets, such as a co-investment project owned through a joint venture with our BHMP Co-Investment Partner. In order to qualify as a REIT, among numerous other requirements, each subsidiary REIT must have at least 100 persons as beneficial owners after the first taxable year for which it makes an election to be taxed as a REIT and satisfy all of the other requirements for REITs under the Internal Revenue Code. We may be unable to satisfy these requirements for the subsidiary REITs created in our joint ventures with the BHMP Co-Investment Partner or other joint ventures. In the event that a subsidiary REIT is disqualified from treatment as a REIT for whatever reason, we will be disqualified from treatment as a REIT as well absent our ability to comply with certain relief provisions, which are unlikely to be available. If we were disqualified from treatment as a REIT we would lose the ability to deduct from our income distributions that we make to our stockholders, and there would be a negative impact on our operations and our stockholders' investment in us.

A subsidiary REIT may become subject to state taxation.

Certain states are currently considering whether to tax captive REITs, such as the subsidiary REITs. If any subsidiary REIT becomes subject to state taxation, that subsidiary REIT's results of operations could be negatively affected.

Non-U.S. income or other taxes, and a requirement to withhold any non-U.S. taxes, may apply, and, if so, the amount of net cash from operations payable to you will be reduced.

We may acquire real property located outside the United States and may invest in stock or other securities of entities owning real property located outside the United States. As a result, we may be subject to foreign (i.e., non-U.S.) income taxes, stamp taxes, real property conveyance taxes, withholding taxes, and other foreign taxes or similar impositions in connection with our ownership of foreign real property or foreign securities. The country in which the real property is located may impose such taxes regardless of whether we are profitable and in addition to any U.S. income tax or other U.S. taxes imposed on profits from our investments in such real property or securities. If a foreign country imposes income taxes on profits from our investment in foreign real property or foreign securities, you will not be eligible to claim a tax credit on your U.S. federal income tax returns to offset the income taxes paid to the foreign country, and the imposition of any foreign taxes in connection with our ownership and operation of foreign real property or our investment in securities of foreign entities will reduce the amounts distributable to you. Similarly, the imposition of withholding taxes by a foreign country will reduce the amounts distributable to you. We expect the organizational costs associated with non-U.S. investments, including costs to structure the investments so as to minimize the impact of foreign taxes, will be higher than those associated with U.S. investments. Moreover, we may be required to file income tax or other information returns in foreign jurisdictions as a result of our investments made outside of the United States. Any organizational costs and reporting requirements will increase our administrative expenses and reduce the amount of cash available for distribution to you. You are urged to consult with your own tax advisers with respect to the impact of applicable non-U.S. taxes and tax withholding requirements on an investment in our common stock.

Our foreign investments will be subject to changes in foreign tax or other laws, as well as to changes in U.S. tax laws, and such changes could negatively impact our returns from any particular investment.

We may make investments in real estate located outside of the United States. Such investments will typically be structured to minimize non-U.S. taxes, and generally include the use of holding companies. Our ownership, operation and disposition strategy with respect to non-U.S. investments will take into account foreign tax considerations. For example, it is typically advantageous from a tax perspective in non-U.S. jurisdictions to sell interests in a holding company that owns real estate rather than the real estate itself. Buyers of such entities, however, will often discount their purchase price by any inherent or expected tax in such entity. Additionally, the pool of buyers for interests in such holding companies is typically more limited than buyers of direct interests in real estate, and we may be forced to dispose of real estate directly, thus potentially incurring higher foreign taxes and negatively effecting the return on the investment.

We will also capitalize our holding companies with debt and equity to reduce foreign income and withholding taxes as appropriate and with consultation with local counsel in each jurisdiction. Such capitalization structures are complex and potentially subject to challenge by foreign and domestic taxing authorities.

We may use certain holding structures for our non-U.S. investments to accommodate the needs of one class of investors which reduce the after-tax returns to other classes of investors. For example, if we interpose an entity treated as a corporation for United States tax purposes in our chain of ownership with respect to any particular investment, U.S. tax-exempt investors will generally benefit as such investment will no longer generate unrelated business taxable income. However, if a corporate entity is interposed in a non-U.S. investment holding structure, this would prevent individual investors from claiming a foreign tax credit for any non-U.S. income taxes incurred by the corporate entity or its subsidiaries.

Foreign investments are subject to changes in foreign tax or other laws. Any such law changes may require us to modify or abandon a particular holding structure. Such changes may also lead to higher tax rates on our foreign investments than we anticipated, regardless of structuring modifications. Additionally, U.S. tax laws with respect to foreign investments are subject to change, and such changes could negatively impact our returns from any particular investment.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax adviser with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. You also should note that our counsel's tax opinion was based upon existing law and Treasury Regulations, applicable as of the date of its opinion, all of which are subject to change, either prospectively or retroactively.

Congress passed major federal tax legislation in 2003, with modifications to that legislation in 2005 and 2010. One of the changes effected by that legislation generally reduced the tax rate on dividends paid by corporations to individuals to a maximum of 15% prior to 2013. REIT distributions generally do not qualify for this reduced rate. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35% has not been affected. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject.

Although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

Risks Related to Investments by Benefit Plans Subject to ERISA and Certain Tax-Exempt Entities (including IRAs)

If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to

Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. If you are investing the assets of such a plan or account in our common stock, you should satisfy yourself that:

- your investment is consistent with your fiduciary obligations and other duties under ERISA and the Internal Revenue Code;
- your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's or account's investment policy;
- your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- your investment in our shares, for which no public trading market exists, is consistent with the liquidity needs of the plan or IRA;
- your investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- you will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

We have adopted a valuation policy in respect of estimating the per share value of our common stock and expect to disclose such estimated value annually, but this estimated value is subject to significant limitations. Until 18 months have passed without a sale in an offering of our common stock (or other securities from which the board of directors believes the value of a share of common stock can be estimated), not including any offering related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, we generally will use the gross offering price of a share of the common stock in our most recent offering as the per share estimated value thereof or, with respect to an offering of other securities from which the value of a share of common stock can be estimated, the value derived from the gross offering price of the other security as the per share estimated value of the common stock. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment, or a related party may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners and custodians should consult with counsel before making an investment in our common shares.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Description of Properties and Real Estate-Related Assets

We make real estate investments through entities wholly owned by us or through unconsolidated real estate joint ventures. Our investment criteria, analysis and strategies are substantially the same under either ownership structure. We do expect the proportion of wholly owned multifamily communities to increase over time. As of December 31, 2010, we own ten wholly owned multifamily communities and 23 investments in unconsolidated real estate joint ventures. As of December 31, 2009, we owned three wholly owned multifamily communities and 17 investments in unconsolidated real estate joint ventures.

All of our investments in unconsolidated real estate joint ventures are BHMP CO-JVs. Our ownership interest in each BHMP CO-JV is generally 55%; however, the BHMP Co-Investment Partner may elect an interest smaller than 45%. Regardless of our ownership interest, we, through an indirect wholly owed subsidiary, are the manager of each of the BHMP CO-JVs. As of December 31, 2010, each BHMP CO-JV has two members, and each BHMP CO-JV member possesses equal substantive participating rights to make decisions which constitute routine occurrences in each BHMP CO-JV's ordinary course of business. These decisions include the requirement to approve initial and annual operating plans, initial and annual capital expenditures, any sales or dispositions of investments, and, any method of refinancing or raising additional debt or equity capital. Investments in other Co-Investment Ventures may be on other terms. We are not limited to BHMP CO-JVs, and we may choose other joint venture partners or investment structures.

Our wholly owned multifamily communities have been and are generally expected to be consolidated. When consolidated, we will report 100% of their revenues and expenses and their assets and liabilities, recording a net amount for the noncontrolling interest, if any. In addition, each BHMP CO-JV has been and any new Co-Investment Ventures will be evaluated for consolidation or equity method accounting. With respect to our existing BHMP CO-JVs, as a result of the equal substantive participating rights possessed by each member, we do not control any of the individual BHMP CO-JVs. Accordingly, we account for each BHMP CO-JV using the equity method of accounting. The equity method of accounting requires these investments to be initially recorded at cost, including acquisition costs, and subsequently increased (decreased) for our share of net income (loss), including eliminations for our share of inter-company transactions and reduced when distributions are received. Accordingly, there are significant differences in the financial presentation between wholly owned and equity method investments.

The following presents our wholly owned real estate investments and our investments in unconsolidated real estate joint ventures as of December 31, 2010. The investments are categorized based on the type of investment, on the stages in the operation of the investment, and for investments in unconsolidated real estate joint ventures based on its type of underlying investment as of December 31, 2010. The definitions of each stage are as follows:

- Stabilized / Comparable are communities that are stabilized (the earlier of 90% occupancy or one year after completion of construction or acquisition) for both the current and prior reporting year.
- Stabilized / Non-comparable are communities that have been stabilized or acquired after January 1, 2009.
- Lease ups are communities that have commenced leasing but have not yet reached stabilization.
- Developments are communities currently under construction and leasing activity has not commenced. As of December 31, 2010, there are no communities classified as developments.

Occupancy data is presented upon stabilization of the property:

Investments in Real Estate

	Location	Units	Year of Initial Investment[a]	Year of Completion[b]	As of December 31, 2010 Physical Occupancy Rate[c]	Monthly Rental Revenue per Unit[d]	Total Net Operating Real Estate (in millions)
Stabilized / Noncomparable:							
Acacia on Santa Rosa Creek	Santa Rosa, CA	277	2010	2003	91%	$1,309	$ 36.8
Burnham Pointe	Chicago, IL	298	2010	2008	90%	2,016	85.1
The Gallery at NoHo Commons[e]	Los Angeles, CA	438	2009	2006	85%	1,877	102.9
Grand Reserve Orange	Orange, CT	168	2009	2005	93%	1,511	24.3
The Lofts at Park Crest[e]	McLean, VA	131	2010	2008	95%	3,046	48.0
Mariposa Loft Apartments	Atlanta, GA	253	2009	2004	98%	1,164	27.1
The Reserve at La Vista Walk	Atlanta, GA	283	2010	2008	91%	1,088	38.5
Uptown Post Oak	Houston, TX	392	2010	2008	91%	1,389	62.7
Lease ups:							
Acappella	San Bruno, CA	163	2010	2010	50%	N/A	54.2
Allegro	Addison, TX	272	2010	2010	85%	N/A	43.5
Total wholly owned investments		2,675					$523.1

Investments in Unconsolidated Real Estate Joint Ventures[f]

	Location	Units	Year of Initial Investment[a]	Year of Completion[b]	As of December 31, 2010 Physical Occupancy Rate[c]	Monthly Rental Revenue per Unit[d]	Our Investment in Unconsolidated Real Estate Joint Venture (in millions)
Equity Investments							
Stabilized / Comparable:							
The Reserve at Johns Creek Walk[g][h]	Johns Creek, GA	210	2007	2006	96%	$1,122	$ 3.4
Stabilized / Noncomparable:							
4550 Cherry Creek[i]	Denver, CO	288	2010	2004	93%	1,549	12.5
7166 at Belmar[i]	Lakewood, CO	308	2010	2008	93%	1,070	12.4
Briar Forest Lofts[i]	Houston, TX	352	2010	2008	94%	1,002	9.1
Burrough's Mill[i]	Cherry Hill, NJ	308	2009	2003	92%	1,453	7.1
Calypso Apartments and Lofts[i]	Irvine, CA	177	2009	2008	92%	1,756	13.6
Cyan/PDX[i]	Portland, OR	352	2009	2009	85%	1,254	45.4
The District Universal Boulevard[i]	Orlando, FL	425	2010	2009	93%	1,041	33.4
Eclipse[i][j]	Houston, TX	330	2007	2009	92%	1,073	6.8
Fitzhugh Urban Flats[i]	Dallas, TX	452	2010	2009	92%	1,013	11.1
Forty55 Lofts[i]	Marina del Rey, CA	140	2009	2010	96%	2,830	12.7
Halstead[i]	Houston, TX	301	2009	2004	91%	1,076	6.5
Satori[g][h][j]	Fort Lauderdale, FL	279	2007	2010	90%	1,793	11.0
Tupelo Alley[i]	Portland, OR	188	2010	2009	94%	1,208	10.7
The Venue[i][j]	Clark County, NV	168	2008	2009	80%	909	14.4
Waterford Place[i]	Dublin, CA	390	2009	2003	92%	1,707	9.8
Lease ups:							
55 Hundred[g][h][j]	Arlington, VA	234	2007	2010	82%	N/A	21.6
Bailey's Crossing[g][h][j]	Alexandria, VA	414	2007	2010	76%	N/A	29.3
San Sebastian[i]	Laguna Woods, CA	134	2009	2010	45%	N/A	19.9
Skye 2905[i][j]	Denver, CO	400	2008	2010	89%	N/A	27.8
Equity and Loan Investments[k]							
Lease ups:							
Veritas[g][h]	Henderson, NV	430	2007	1st Qtr 2011	76%	N/A	14.2
Loan Investments[l]							
Stabilized / Non-comparable:							
The Cameron[h]	Silver Spring, MD	325	2007	2010	97%	1,735	11.2
Grand Reserve	Dallas, TX	149	2007	2010	96%	1,686	5.5
		6,754					$349.4
Total units—wholly-owned and unconsolidated JVs		9,429					

(a) Year of initial investment represents the year of our initial investment in the multifamily community.

(b) We consider a multifamily community complete when the community is substantially constructed or renovated and capable of generating all significant revenue sources. Accordingly, the date provided may be different from the completion dates defined in the various contractual agreements or the final issuance of any official regulatory recognition of completion related to each multifamily community. For multifamily communities not completed as of December 31, 2010, the table presents the projected completion date.

(c) Physical occupancy is defined as the units occupied as of December 31, 2010 divided by the total number of units. Not considered in the physical occupancy rate is rental space designed for other than residential use, which is primarily retail space. The total gross leasable area ("GLA") of retail space for all of these communities is approximately 168,000 square feet, which is approximately 5% of total rentable area. Of the stabilized communities, The Lofts at Park Crest, Tupelo Alley, Burnham Pointe, Satori, The Reserve at Johns Creek Walk, The District Universal Boulevard, The Reserve at La

Vista Walk, Cyan/PDX, and The Cameron contain retail space with approximately 157,000 square feet of GLA, of which approximately 64% was occupied as of December 31, 2010.

(d) Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2010. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies, and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts. For the year ended December 31, 2010, these other charges were approximately $6.5 million, approximately 7% of total combined revenues for the period. The monthly rental revenue per unit also does not include unleased units or non-residential rental areas, which are primarily related to retail space. Because rental revenue per unit during lease up is not a meaningful measurement, monthly rental revenue per unit is only presented for communities classified as stabilized as of December 31, 2010.

(e) Purchase price of The Gallery at NoHo Commons and The Lofts at Park Crest were $96.0 million and $68.2 million, respectively, before closing costs and prorations. Other amounts from the acquisitions were recognized as intangible assets or deferred lease revenues and other related liabilities.

(f) Our ownership interest in all our investments in unconsolidated real estate joint ventures is 55% except for The Reserve at Johns Creek Walk (64%), Cyan/PDX (70%), and 7166 at Belmar (70%). Each of our investments in unconsolidated real estate joint ventures is subject to buy-sell rights with the BHMP Co-Investment Partner.

(g) Equity investment of a BHMP CO-JV in a Property Entity with unaffiliated third parties.

(h) Equity interest in the property owned by BHMP CO-JV and/or other owners may be subject to call rights, put rights and/or buy-sell rights and/or right of BHMP CO-JV to convert mezzanine loan to equity in the property.

(i) Equity investment wholly owned by a BHMP CO-JV.

(j) The following BHMP CO-JVs converted their loan investments into new or additional equity ownership interests: (1) for 2009, Eclipse, 55 Hundred, and Baileys Crossing and (2) for 2010, Satori, Skye 2905 and The Venue.

(k) Mezzanine loan investment and equity investment by a BHMP CO-JV in a joint venture with unaffiliated third parties.

(l) Mezzanine loan investment by a BHMP CO-JV.

Item 3. Legal Proceedings

We are not party to, and none of our properties are subject to, any material pending legal proceeding.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

We have adopted a valuation policy in respect of estimating the per share value of our common stock. For this purpose, the estimated value of our common stock is $10.00 per share as of December 31, 2010. This basis for this valuation is the gross offering price of a share of our common stock in the Initial Public Offering. Until 18 months have passed without a sale in an offering of our common stock (or other securities from which the board of directors believes the value of a share of common stock can be estimated), not including any offering related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, we generally will use the gross offering price of a share of the common stock in our most recent offering as the per share estimated value thereof or, with respect to an offering of other securities from which the value of a share of common stock can be estimated, the value derived from the gross offering price of the other security as the per share estimated value of the common stock. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In addition, this per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets. We expect that after 18 months have passed without a sale in an offering of our common stock (or other securities from which our board of directors believes the value of a share of common stock can be estimated), not including any offering related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, the estimated value we provide for our common stock will be based on valuations of our properties and other assets.

Holders

As of February 28, 2011, we had approximately 108.8 million shares of common stock outstanding held by a total of approximately 30,000 stockholders.

Distributions

Distributions are authorized at the discretion of our board of directors based on its analysis of our performance over the previous period, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, general financial condition and other factors that our board deems relevant. The board's decision will be influenced, in substantial part, by its obligation to ensure that we maintain our status as a REIT. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period. Accordingly, distributions may be paid in anticipation of cash flow that we expect to receive during a later period in order to make distributions relatively uniform.

Until proceeds from our Initial Public Offering are fully invested and generating sufficient operating cash flow to fully fund the payment of distributions to stockholders, we have and will continue to pay some or all of our distributions from sources other than operating cash flow. We may, for example, generate cash to pay distributions from financing activities, components of which may include proceeds from our Initial Public Offering and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow. In addition, from time to time, our Advisor and its affiliates may agree to waive or defer all or a portion of the acquisition, asset management or other fees or incentives due to them, pay general administrative expenses or otherwise supplement investor returns in order to increase the amount of cash that we have available to pay distributions to our stockholders.

The following tables show the distributions paid and declared for the years ended December 31, 2010 and 2009 and cash flow from operating activities over the same periods (in millions, except per share amounts):

	Distributions Paid					
2010	**Cash**	**Distributions Reinvested (DRIP)**	**Total**	**Cash Flow from Operating Activities**	**Total Distributions Declared**	**Declared Distributions Per Share**
Fourth Quarter	$ 6.6	$ 7.8	$14.4	$ 1.4	$15.0	$0.151
Third Quarter	7.3	8.3	15.6	1.3	15.3	0.168
Second Quarter	6.2	6.9	13.1	0.4	13.9	0.175
First Quarter	5.0	5.2	10.2	(0.5)	11.1	0.173
Total	$25.1	$28.2	$53.3	$ 2.6	$55.3	$0.667

	Distributions Paid					
2009	**Cash**	**Distributions Reinvested (DRIP)**	**Total**	**Cash Flow from Operating Activities**	**Total Distributions Declared**	**Declared Distributions Per Share**
Fourth Quarter	$ 3.9	$3.9	$ 7.8	$ 0.0	$ 8.7	$0.176
Third Quarter	3.2	2.7	5.9	(1.5)	6.5	0.176
Second Quarter	2.5	1.6	4.1	1.1	4.6	0.175
First Quarter	1.9	0.6	2.5	0.6	2.9	0.165
Total	$11.5	$8.8	$20.3	$ 0.2	$22.7	$0.692

The amount by which our distributions paid exceeded cash flow from operating activities has increased due to (1) acquisition expenses associated with increased acquisition activity included in cash flow from operating activities, (2) increased investments in multifamily communities in lease-up for all or partial periods and (3) proceeds raised from our Initial Public Offering (which resulted in temporarily holding funds in low yielding cash investments and additional shares on which distributions are paid). Acquisition expenses included in cash flow from operating activities for the years ended December 31, 2010 and 2009 were $10.8 million and $3.4 million, respectively. Acquisition expenses are funded from the proceeds from our Initial Public Offering.

Over the long term, as we continue to receive proceeds from our Initial Public Offering and invest those proceeds in income producing multifamily communities, we expect that more of our distributions (except with respect to distributions related to sales of our assets) will be paid from cash flow from operating activities, including distributions from Co-Investment Ventures in excess of their reported earnings and our operations from wholly owned multifamily communities prior to deductions for acquisition expenses. In addition to these projected results from increased investments, in June 2010, our board of directors reduced our distribution rate from an annual rate of 7.0% to 6.0% (based on a $10 share price) beginning the month of September 2010 and amended our advisory management agreement effective July 1, 2010, reducing the current asset management fee rate (with the potential for future increases in the fee depending on achieving certain MFFO per share thresholds). Each of these changes will increase the proportion of our distributions to be paid from cash flows from operating activities in the future than would otherwise be the case without these changes. However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable accretive yields, the financial performance of our investments, spreads between capitalization and financing rates, the types and mix of investments in our portfolio, favorable financing terms and the accounting treatment of our investments in accordance with our accounting policies. As a result, future distribution rates may change over time and future distributions declared and paid may continue to exceed cash flow from operating activities.

During 2010 and 2009, the approximate portion of our distributions that were classified as return of capital for federal income tax purposes was approximately 95% and 78%, respectively. The increase in the portion classified as return of capital is primarily due to the increase in real estate depreciation as calculated for federal income tax purposes, the overall increase in distributions due to the increase in sales of common stock, the distribution rate increase from March 2009 to August 2010, and deductions for operating losses during lease up as allowed for federal income tax purposes.

Recent Sales of Unregistered Securities

During the period covered by this Annual Report on Form 10-K, we did not sell any equity securities that were not registered under the Securities Act.

In connection with our initial capitalization, on August 4, 2006, we issued 1,249 shares of our common stock to Behringer Harvard Holdings for $8.01 per share. In addition, on November 28, 2007, we issued 23,720 additional shares of our common stock to Behringer Harvard Holdings for $8.01 per share and 1,000 shares of our convertible stock to the Advisor for $1 per share. The convertible stock generally is convertible into shares of common stock with a value equal to 15% of the amount by which (1) our enterprise value at the time of conversion, including the total amount of distributions paid to our stockholders, exceeds (2) the sum of the aggregate capital invested by our stockholders plus a 7% cumulative, non-compounded, annual return on such capital at the time of conversion, on a cash-on-cash basis. We issued these shares of common stock and convertible stock in private transactions exempt from the registration requirements under the Securities Act, pursuant to Section 4(2) of the Securities Act.

We also commenced a private offering to accredited investors on November 22, 2006 and terminated that offering on December 28, 2007. In connection with the private offering, we issued an aggregate of approximately 14.2 million shares of its common stock for an aggregate purchase price of approximately $127.3 million in the private offering. The Registrant issued these shares of common stock in private transactions exempt from the registration requirements under the Securities Act, pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

Use of Proceeds from Registered Securities

On September 2, 2008, our Registration Statement on Form S-11 (File No. 333-148414), covering our Initial Public Offering of up to 250 million shares of common stock, was declared effective under the Securities Act. Our Initial Public Offering commenced on September 5, 2008 and is ongoing. Our board has determined to end offering activities in respect of the primary portion of our Initial Public Offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011. All subscription payments from non-custodial accounts (generally individual, joint and trust accounts) must be received in good order by our transfer agent no later than July 31, 2011 under subscription agreements dated no later than July 31, 2011. Investments by custodial held accounts (such as IRA, Roth IRA, SEP, and 401(k) accounts) must be under subscription agreements dated no later than July 31, 2011, and the subscription agreements and funds must be received in good order by our transfer agent no later than August 31, 2011. Notwithstanding the foregoing, we may, in our sole discretion, in order to accommodate the operational needs of any participating broker-dealer, allow for the receipt of payments or corrections of subscriptions not in good order in respect of any such subscription agreement dated no later than July 31, 2011 to a date no later than the last day we may legally accept subscription agreements under our Registration Statement for such shares.

In making the decision to end our primary Initial Public Offering and not commence a follow-on offering, our board considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle. These factors include the strength and size of our existing real estate portfolio, current conditions in the multifamily real estate market, the strength of our balance sheet, the amount of cash we have available for additional investments, as well as our access to favorable debt capital, including our existing credit facility and access to favorable financing options through Fannie Mae, Freddie Mac and other financing providers, such as banks and insurance companies.

We plan to continue to offer shares under our distribution reinvestment plan beyond the above dates. In addition, our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering until we have sold all shares available pursuant to the distribution reinvestment plan, in which case we will notify participants in the plan of such extension. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate the distribution reinvestment plan offering at any time.

We are offering a maximum of 200 million shares in our primary offering at an aggregate offering price of up to $2 billion, or $10.00 per share, with discounts available to certain categories of purchasers. The 50 million shares offered under the DRIP are initially being offered at an aggregate offering price of $475 million, or $9.50 per share. Behringer Securities LP, an affiliate of our Advisor, is the dealer manager of the Initial Public Offering. As of December 31, 2010, we have sold approximately 90.8 million shares of our common stock in our Initial Public Offering on a best efforts basis pursuant to the offering for gross offering proceeds of approximately $903.3 million.

From the commencement of the Initial Public Offering through December 31, 2010, we incurred expenses of approximately $102.8 million in connection with the issuance and distribution of the registered securities pursuant to the offering, all of which was paid to our Advisor and its affiliates, and includes commissions and dealer manager fees paid to Behringer Securities which reallowed all of the commissions and a portion of the dealer manager fees to soliciting dealers.

From the commencement of the Initial Public Offering through December 31, 2010, the net offering proceeds to us from the Initial Public Offering, including the distribution reinvestment plan, after deducting the total expenses incurred described above, were $800.6 million. From the commencement of the Initial Public Offering through December 31, 2010, we had used approximately $779 million of such net proceeds to purchase interests in real estate, net of notes payable. Of the amount used for the purchase of these investments, approximately $20 million was paid to our Advisor as acquisition and advisory fees and acquisition expense reimbursements.

Share Redemption Program

Our board of directors has adopted a share redemption program that permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations of the program. Our board of directors can amend the provisions of our share redemption program without the approval of our stockholders. The terms on which we redeem shares may differ between redemptions upon the death or "qualifying disability" (as defined in the share redemption program) of the stockholder or requests for redemption sought upon a stockholder's confinement to a long-term care facility (collectively referred to herein as "Exceptional Redemptions") and all other redemptions (referred to herein as "Ordinary Redemptions"). The purchase price for shares redeemed under the redemption program is set forth below.

In the case of Ordinary Redemptions, the purchase price per share will equal 90% of (1) the most recently disclosed estimated value per share as determined in accordance with our valuation policy, less (2) the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets, or other special distributions so designated by our board of directors, distributed to stockholders after the valuation was determined ("the Valuation Adjustment"); provided, however, that the purchase price per share shall not exceed: (1) prior to the first valuation conducted by the board of directors, or a committee thereof (the "Initial Board Valuation"), under the valuation policy, 90% of (i) average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less (ii) the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets, or other special distributions so designated by the board of directors, distributed to stockholders prior to the redemption date (the "Special Distributions"); or (2) on or after the Initial Board Valuation, the Original Share Price less any Special Distributions. For more information about our valuation policy, see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information" of this Annual Report on Form 10-K.

In the case of Exceptional Redemptions, the purchase price per share will be equal to: (1) prior to the Initial Board Valuation, the Original Share Price less any Special Distributions; or (2) on or after the Initial Board Valuation, the most recently disclosed valuation less any Valuation Adjustment, provided, however, that the purchase price per share may not exceed the Original Share Price less any Special Distributions.

Notwithstanding the redemption prices set forth above, our board of directors may determine, whether pursuant to formulae or processes approved or set by our board of directors, the redemption price of the shares, which may differ between Ordinary Redemptions and Exceptional Redemptions; provided, however, that we must provide at least 30 days' notice to stockholders before applying this new price determined by our board of directors.

Any shares approved for redemption will be redeemed on a periodic basis as determined from time to time by our board of directors, and no less frequently than annually. We will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. Generally, the cash available for redemption on any particular date will be limited to the proceeds from our distribution reinvestment plan during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for redemptions during the same period, plus, if we had positive operating cash flow during such preceding four fiscal quarters, 1% of all operating cash flow during such preceding four fiscal quarters. The redemption limitations apply to all redemptions, whether Ordinary or Exceptional Redemptions.

Our board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding requirement applicable to exigent circumstances such as bankruptcy, a mandatory distribution requirement under a stockholder's IRA or with respect to shares purchased under or through our distribution reinvestment plan, (2) reject any request for redemption, (3) change the purchase price for redemptions, (4) limit the funds to be used for redemptions hereunder or otherwise change the redemption limitations or (5) amend, suspend (in whole or in part) or terminate the share redemption program. If we suspend our share redemption program (in whole or in part), except as otherwise provided by the board of directors, until the suspension is lifted, we will not accept any requests for redemption in respect of shares to which such suspension applies in subsequent periods and any such requests and all pending requests that are subject to the suspension will not be honored or retained, but will be returned to the requestor. Our Advisor and its affiliates will defer their own redemption requests, if any, until all other requests for redemption have been satisfied in any particular period. Provided that a request for an Exceptional Redemption is made within one year of the event giving rise to eligibility for an Exceptional Redemption, we will waive the one-year holding requirement (1) upon the request of the estate, heir or beneficiary of a deceased stockholder or (2) upon the qualifying disability of a stockholder or upon a stockholder's confinement to a long-term care facility, provided that the condition causing such disability or need for long-term care was not preexisting on the date that such person became a stockholder.

During the fourth quarter ended December 31, 2010, we redeemed and purchased shares as follows:

2010	Total Number of Shares Redeemed	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Be Purchased Under the Plans or Programs
October	—	$ —	—	—
November	—	—	—	—
December	621,763	8.87	621,763	(a)
	621,763	$8.87	621,763	(a)

(a) A description of the maximum number of shares that may be purchased under our redemption program is included in the narrative preceding this table.

Stock-Based Compensation

We have adopted a stock-based incentive award plan for our directors and consultants and for employees, directors and consultants of our affiliates, and our Advisor and its affiliates. We account for this plan under the modified prospective method of Accounting Standards Codification ("ASC") 718-10 "Compensation—Stock Compensation." In the modified prospective method, compensation cost is recognized for all share-based payments granted after the effective date and for all unvested awards granted prior to the effective date. Prior period amounts were not restated. The tax benefits associated with these share-based payments are to be classified as financing activities in the Consolidated Statements of Cash Flows, rather than operating cash flows as required under previous regulations. We have issued a total of 6,000 shares of restricted stock to our independent directors as of December 31, 2010. For additional information regarding securities authorized for issuance under our equity compensation plan, see Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Compensation Plan Information" of this Annual Report on Form 10-K.

Convertible Stock

Our authorized capital stock includes 1,000 shares of convertible stock, par value $0.0001 per share. We have issued all of such shares to our Advisor. No additional consideration is due upon the conversion of the convertible stock. There will be no distributions paid on shares of convertible stock. The conversion of the convertible stock into common shares will result in dilution of the stockholders' interests.

With certain limited exceptions, shares of convertible stock shall not be entitled to vote on any matter, or to receive notice of, or to participate in, any meeting of stockholders of the company at which they are not entitled to vote. However, the affirmative vote of the holders of more than two-thirds of the outstanding shares of convertible stock is required for the adoption of any amendment, alteration or repeal of a provision of the charter that adversely changes the preferences, limitations or relative rights of the shares of convertible stock.

Upon the occurrence of (1) our making total distributions on the then outstanding shares of our common stock equal to the issue price of those shares (that is, the price paid for those shares) plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares; or (2) the listing of the shares of common stock for trading on a national securities exchange, each outstanding share of our convertible stock will convert into the number of shares of our common stock as described below. Before we will be able to pay distributions to our stockholders equal to the aggregate issue price of our then outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares, we expect we will need to sell a portion or possibly all of our investments. Thus, the sale of one or more investments will be a practical prerequisite for conversion under clause (1) above.

Upon the occurrence of either such triggering event, each share of convertible stock shall, unless our advisory management agreement with our Advisor has been terminated or not renewed on account of a material breach by our Advisor, generally be converted into a number of shares of common stock equal to 1/1000 of the quotient of (1) 15% of the amount, if any, by which (a) the value of the company (determined in accordance with the provisions of the charter and summarized in the following paragraph) as of the date of the event triggering the conversion plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds (b) the sum of the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, divided by (2) the value of the company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the conversion. In the case of conversion upon the listing of our shares, the conversion of the convertible stock will not occur until the 31st trading day after the date of such listing. However, if our advisory management agreement with our Advisor expires without renewal or is terminated (other than because of a material breach by our Advisor) prior to either such triggering event described in the foregoing paragraph, then upon either such triggering event the holder of the convertible stock will be entitled to a prorated portion of the number of shares of common stock determined by the foregoing calculation, where such proration is based on the percentage of time that we were advised by our Advisor.

Our board of directors will oversee the conversion of the convertible stock to ensure that any shares of common stock issuable in connection with the conversion is calculated in accordance with the terms of our charter and to evaluate the impact of the conversion on our REIT status. If, in the good faith judgment of our board, full conversion of the convertible stock would jeopardize our status as a REIT, then only such number of shares of convertible stock (or fraction of a share thereof) shall be converted into a number of shares of common stock such that our REIT status would not be jeopardized. The conversion of the remaining shares of convertible stock will be deferred until the earliest date after our board of directors determines that such conversion will not jeopardize our qualification as a real estate investment trust. Any such deferral will not otherwise alter the terms of the convertible stock.

Item 6. Selected Financial Data

We were formed on August 4, 2006 and began making real estate investments in April 2007. Since our inception, our investments have consisted of wholly owned multifamily communities, equity and debt investments made through Co-Investment Ventures, all of which have been BHMP CO-JVs, and one insignificant note receivable. The multifamily communities in which we have invested include both operating and income producing multifamily communities and multifamily communities in various stages of development or lease up. The following two tables list the number of investments wholly owned by us or made through Co-Investment Ventures and each investment's classification as operating, lease up or development as of December 31, 2010, 2009 and 2008.

	As of December 31,		
	2010	2009	2008
Wholly owned	10	3	—
Co-Investment Ventures	23	17	10
	33	20	10

	As of December 31,		
	2010	2009	2008
Operating	26	8	1
Lease up	7	10	—
Development	—	2	9
	33	20	10

As reflected in the table above, we had no wholly owned multifamily communities prior to 2009, and for consolidated financial statement presentation purposes, there was no consolidated reporting of multifamily real estate assets and related liabilities, revenues or depreciation and amortization during these earlier periods. We made our first wholly owned multifamily community investment in September 2009, acquiring a total of three communities in 2009 and seven communities in 2010. In 2010 and 2009, we also increased the total number of investments through Co-Investment Ventures and the number of investments classified as operating multifamily communities, while decreasing the number of multifamily communities in lease up and development in 2010. Operating properties will generally report higher amounts of revenues, depreciation, amortization and cash flow activities. Accordingly, the following selected financial data presented below reflects significant increases in many categories in 2010 and 2009 as compared with prior years. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. The selected financial data presented below has been derived from our audited consolidated financial statements (in millions, except per share amounts):

	As of December 31,				
Balance Sheet Data:	2010	2009	2008	2007	2006
Cash and cash equivalents	$ 52.6	$ 77.5	$ 23.8	$ 53.4	$—
Real estate, net	$524.0	$159.0	$ —	$ —	$—
Investments in unconsolidated real estate joint ventures	$349.4	$279.9	$ 96.5	$ 60.1	$—
Total assets	$958.8	$525.7	$120.9	$115.4	$—
Debt	$157.4	$ 51.3	$ —	$ —	$—
Total liabilities	$188.0	$ 74.7	$ 8.5	$ 2.0	$—
Total Stockholders' equity	$770.8	$451.0	$112.4	$113.4	$—

Operating Data:	For the Years Ended December 31, 2010	2009	2008	2007	For the period from August 4, 2006 (date of inception) through December 31, 2006
Rental revenues	$ 32.6	$ 4.1	$ —	$ —	$ —
Equity in earnings (loss) of investments in unconsolidated real estate joint ventures	$ (6.9)	$ (0.2)	$ 4.3	$ 0.8	$ —
Interest income	$ 1.4	$ 1.1	$ 0.9	$ 0.3	$ —
Depreciation and amortization expenses	$(21.5)	$ (2.9)	$(0.1)	$ —	$ —
Acquisition expenses[(a)]	$(10.8)	$ (3.4)	$ —	$ —	$ —
Net income (loss)	$(34.6)	$ (8.3)	$ 2.6	$ (0.2)	$ —
Basic and diluted income (loss) per share	$(0.41)	$(0.26)	$0.18	$(0.08)	$(11.25)
Distributions declared per share[(b)]	$ 0.67	$ 0.69	$0.44	$ 0.34	$ —

Cash Flow Data:	For the Years Ended December 31, 2010	2009	2008	2007	For the period from August 4, 2006 (date of inception) through December 31, 2006
Cash provided by operating activities[(c)]	$ 2.6	$ 0.2	$ 2.4	$ 0.2	$—
Cash used in investing activities	$(461.2)	$(341.0)	$(35.4)	$(60.8)	$—
Cash provided by financing activities	$ 433.7	$ 394.5	$ 3.4	$113.9	$—

Other Information:	For the Years Ended December 31, 2010	2009	2008	2007	For the period from August 4, 2006 (date of inception) through December 31, 2006
FFO[(d)]	$ 8.5	$ (0.7)	$ 3.7	$ 0.3	$—
MFFO[(d)]	$ 18.7	$ 4.6	$ 3.7	$ 0.3	$—

(a) Prior to 2009, under U.S. generally accepted accounting principles ("GAAP"), acquisition costs were capitalized and generally not expensed.

(b) We paid our first distribution in July 2007.

(c) Included as a deduction to cash flow provided by operating activities in 2010 and 2009 is $12.1 million and $5.0 million, respectively, of acquisition expenses, including our share for equity in earnings of investments in unconsolidated real estate joint ventures. Prior to 2009, acquisition expenses were classified within investing activities.

(d) We believe that funds from operations, or FFO, and modified funds from operations, or MFFO, are helpful as measures of operating performance. FFO and MFFO are non-GAAP performance financial measures. FFO or MFFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO or MFFO do not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness. For a description of how we calculate FFO and MFFO including a discussion of year over year changes, see Item 7, "Management Discussion of and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the notes thereto:

Overview

General

We were incorporated on August 4, 2006 as a Maryland corporation and operate as a REIT for federal income tax purposes. We make investments in and operate high quality multifamily communities. In particular, we were organized to invest in and operate high quality multifamily communities that we believe have desirable locations, personalized amenities, and high quality construction. We began acquiring interests in multifamily communities in April 2007. As of December 31, 2010, all of our investments have been in high quality development and operating multifamily communities located in the top 50 MSAs in the United States. We have made and intend to continue making investments both in wholly owned investments and through Co-Investment Ventures.

As of December 31, 2010, we own ten wholly owned multifamily investments and 23 investments in Co-Investment Ventures. We have funded these investments and intend to fund future investments with a combination of sources, including proceeds from our Initial Public Offering, mortgage debt and unsecured or secured debt facilities. As discussed below, we have and will continue to utilize available Co-Investment Ventures when it is an effective structure for the investment; however, we anticipate Co-Investment Ventures will represent a smaller percentage and wholly owned investments will represent a larger percentage of our new investments in the future.

Our investment strategy is designed to provide our stockholders with a diversified portfolio, and our management and board of directors have extensive experience in investing in numerous types of real estate, loans and other investments to execute this strategy. We intend to focus on acquiring high quality multifamily communities that will produce rental income and will appreciate in value within our program's targeted life. Our targeted communities include existing "core" properties that are already stabilized and producing rental income as well as more opportunistic properties in various phases of development, redevelopment, lease up or repositioning. Further, we may invest in other types of commercial real estate, real estate-related securities, mortgage, bridge, mezzanine or other loans and Section 1031 tenant-in-common interests, or in entities that make investments similar to the foregoing. Although we intend to primarily invest in real estate assets located in the United States, in the future, we may make investments in real estate assets located outside the United States.

Our multifamily community acquisition strategy concentrates on multifamily communities located in the top 50 MSAs across the United States. We believe these types of investments, particularly those in submarkets with significant barriers of entry, are in demand by institutional investors which can result in better exit pricing. We also believe that economic conditions in the major metropolitan markets of the United States will continue to provide adequate demand for properly positioned multifamily communities; such conditions include job and salary growth, lifestyle trends, as well as single-family home pricing and availability of credit. The U.S. Census population estimates are used to determine the largest MSAs. Our top 50 MSA strategy will focus on acquiring communities and other real estate assets that provide us with broad geographic diversity.

Investments in multifamily communities have benefited from changing demographic and finance trends. These trends include continued growth in non-traditional households, the echo-boomer generation coming of age and entering the rental market, increased immigration and recently higher credit standards for home buyers. Changes in domestic financial markets can affect the stability and direction of these historical trends and can significantly affect our strategy, both favorably and unfavorably. Due to higher capital and return requirements, the supply of new multifamily communities coming into the market has significantly slowed. Even if these trends change, which we do expect, the period required to develop new multifamily communities would work in our favor (for the next two to four years). Demand for multifamily communities is also affected by changes in financial markets where changes in underwriting have affected the cost, availability and affordability of financing for purchase of single family homes. In the near term, we believe these trends will be favorable for multifamily demand as the key demographic population increases and single family housing options become more restrictive.

Initial Public Offering

On September 5, 2008, we commenced our Initial Public Offering of up to 200 million shares of common stock offered at a price of $10.00 per share pursuant to a Registration Statement on Form S-11 filed under the Securities Act. The Initial Public Offering also covered the registration of up to an additional 50 million shares of common stock at a price of $9.50 per share pursuant to our DRIP. We reserve the right to reallocate shares of our common stock between the primary offering and our DRIP.

Our board has determined to end offering activities in respect of the primary portion of our Initial Public Offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011. All subscription payments from non-custodial accounts (generally individual, joint and trust accounts), must be received in good order by our transfer agent no later than July 31, 2011 under subscription agreements dated no later than July 31, 2011. Investments by custodial held accounts (such as IRA, Roth IRA, SEP, and 401(k) accounts) must be under subscription agreements dated no later than July 31, 2011 and the subscription agreements and funds must be received in good order by our transfer agent no later than August 31, 2011. Notwithstanding the foregoing, we may, in our sole discretion, in order to accommodate the operational needs of any participating broker-dealer, allow for the receipt of payments or corrections of subscriptions not in good order in respect of any such subscription agreement dated no later than July 31, 2011 to a date no later than the last day we may legally accept subscription agreements under our Registration Statement for such shares.

In making the decision to end our primary Initial Public Offering and not commence a follow-on offering, our board considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle. These factors include the strength and size of our existing real estate portfolio, current conditions in the multifamily real estate market, the strength of our balance sheet, the amount of cash we have available for additional investments, as well as our access to favorable debt capital, including our existing credit facility and access to favorable financing options through Fannie Mae, Freddie Mac and other financing providers, such as banks and insurance companies.

We plan to continue to offer shares under our distribution reinvestment plan beyond the above dates. In addition, our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering until we have sold all shares available pursuant to the distribution reinvestment plan, in which case we will notify participants in the plan of such extension. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate the distribution reinvestment plan offering at any time.

Co-Investment Ventures

As of December 31, 2010, all of our investments made through Co-Investment Ventures have been made with the BHMP Co-Investment Partner through BHMP CO-JVs, as described in Item 1, "Business-Co-Investment Ventures" in this Annual Report on Form 10-K. Two of our 23 BHMP CO-JVs currently have only mezzanine or mortgage loan investments in Property Entities. The remaining 21 BHMP CO-JVs have made equity investments in operating properties. Of these, 16 are indirectly wholly owned by the BHMP CO-JVs. The remaining five BHMP CO-JVs have made equity investments with third-party partners in, and/or have made notes receivable to, Property Entities that own one real estate operating property or development project. The partners of these Property Entities are the applicable BHMP CO-JV and unaffiliated third parties, which were organized to own, construct, and finance only one particular real estate project. Each of these five BHMP CO-JV investments in a Property Entity is evaluated for consolidation at the BHMP CO-JV level using our principles of consolidation. Based on this evaluation, three of the five investments are reported on a consolidated basis by the BHMP CO-JV. The two remaining investments are recorded as unconsolidated real estate joint ventures and reported using the equity method of accounting by the respective BHMP CO-JVs.

We believe our strategy of investing through Co-Investment Ventures has allowed and will continue to allow us to increase the number of our investments, thereby increasing our diversification, and providing participation with greater economic interest in larger or more selective real estate investments with greater access to high quality investment opportunities. We also believe partnerships with high quality institutional entities, such as PGGM, enhance the valuation of our portfolio. We intend to continue to invest through BHMP CO-JVs in operating communities, to-be-developed multifamily communities or newly constructed multifamily communities that have not yet stabilized, excluding residential properties for assisted living, student housing or senior housing. However, we are not limited to co-investments with the BHMP Co-Investment Partner and as the BHMP Co-Investment Partner's funding commitment is utilized, we may pursue other Co-Investment Ventures if they provide greater diversification or investment opportunities. We also plan to pursue wholly owned, direct investments consistent with our investment policies.

Each Property Entity arrangement with an unaffiliated developer is unique and heavily negotiated, but the governing agreement and the capital structure generally include certain basic provisions. The BHMP CO-JV will generally provide the greater proportion of the equity capital, which generally ranges from 75% to 90%, but in some instances could be 100% of the equity capital. If one of the owners has made a special contribution, usually defined as a contribution where the other owners do not participate, the owner making the special contribution will receive priority distributions until the capital is returned to the contributing owner plus a preference rate. To avoid dilution, we expect the BHMP CO-JV will always make such special contributions. Currently, two BHMP CO-JVs are the only owners in a Property Entity with such a capital account. Other distributions from operating cash flow are generally distributed pro rata between those owners who contributed capital. Distributions after these capital accounts are returned are generally not distributed pro rata, where the unaffiliated developer will generally receive a higher proportion. This additional distribution, referred to as a developer promote, ranges from 20% to 50%.

Management of the day-to-day operations of the Property Entity is generally the responsibility of the unaffiliated developer; however, for two Property Entities, 55 Hundred and Bailey's Crossing, the BHMP CO-JV is the managing owner. Regardless of which owner is officially designated as the managing owner, each owner of the respective Property Entity has certain approval rights over major decisions, which effectively require all owners to agree before these actions can be taken. These major decisions usually include actions pertaining to admittance or transfer of owners, sale of the property, financing, selection of third-party property managers and approval of operating budgets.

For Property Entities that have not reached full stabilization or continue to be financed under the initial construction loan, the unaffiliated developer partner provides completion guarantees and cost overrun protections. The unaffiliated developer partner also guarantees all principal and interest payments under the construction loan, usually through the term of the construction loan or in some cases until the property reaches certain operating milestones. As of December 31, 2010, these provisions generally apply to BHMP CO-JV investments in Satori and Veritas.

In addition, most of these current Property Entity joint venture agreements provide (or did provide) the applicable BHMP CO-JV with option rights to increase its equity ownership percentage and/or acquire outright ownership of the multifamily community. These option rights are generally available at completion of the development and for some period thereafter. As of December 31, 2010, individual BHMP CO-JVs have acquired 100% ownership in three Property Entities, Eclipse, The Venue, and Skye 2905, and increased their equity ownership interest in three others, Bailey's Crossing, 55 Hundred, and Satori. For one investment, Grand Reserve, the BHMP CO-JV has terminated the option rights. For the remaining two Property Entities, The Cameron and Veritas, the time period to exercise the option rights have not commenced. However, each of these two multifamily communities are in lease up or recently achieved stabilization and we continue to evaluate our investment options. See "Results of Operations" below for additional discussion regarding the status of The Cameron.

Market Outlook

The economic recovery that began in 2009 continued its uneven but gradually improving course in 2010. After reported weak economic performance in the first two quarters of 2010, 2010 annual gross domestic product ("GDP") was reported at 2.8%. Aggregate GDP has now surpassed the pre-recession peak reached in the fourth quarter of 2007. Low interest rates, increased consumer and government spending, increased manufacturing output and improving corporate profits have been the key drivers for the improvements. Still, the economy did not grow quickly enough to significantly drive down unemployment. Hampered by restrictive small business lending, continued weakness in the housing sector and lingering uncertainty over future demand projections, unemployment remained in the mid 9% range during 2010 with effective unemployment, which includes those who have stopped seeking employment, even higher. The recent economic reports indicate that the chances for a double-dip recession are lessening but that employment improvements will be protracted and unevenly distributed through the economy. The regions offering the more favorable cost structures for business development, competitive cost of living to attract educated and skilled workers and a more stabilized housing sector will see the most improvements.

While these trends indicate a multi-year overall economic recovery, the fundamentals for the multifamily sector continue to point to a quicker and stronger recovery. Our view is that the multifamily sector is at the point in the cycle where the three essential real estate investment characteristics are coming together to drive performance: favorable demand, restricted supply and cost effective permanent financing.

Increased demand for multifamily is being generated from the growing population segment of 20 to 34 year-olds, which we believe to be the prime age for renters. Analysts project that the proportion of this age group to peak in the next three years at just under 21% of the U.S. population. This age group has had more success securing and retaining employment than other workers in 2010 and are increasing rental demand by moving out from their parents' homes or living with fewer roommates. While renter household formation is growing, stricter home ownership standards have led to declines in single family household formation in the general population. Single family home ownership peaked in 2004 at approximately 69% and has dropped every year since, losing approximately half a percentage point a year. Analysts are predicting that both of these trends, increasing renter demand and declining home ownership, will continue for at least the next few years and may continue until home ownership declines to historical averages.

At the same time as demand is increasing, the recession has severely restricted capital for new developments and, consequently, the supply of new multifamily communities coming on line in the near term. Beginning in 2008, new starts have fallen dramatically with 2010 reporting the lowest levels in the last 30 years. Since high quality multifamily development can take 18 to 36 months to entitle, permit and construct, there should be a window of limited supply that would provide for improving occupancy, fewer concessions and increasing rental rates. We believe these factors were partially responsible for many of the improvements in multifamily operations during 2010, even when unemployment and other general economic factors would normally have implied otherwise. This has certainly been borne out in our portfolio, where multifamily communities that were acquired in lease up or developments that were entering lease up have performed very well. In particular, Forty55 Lofts in Marina del Rey, California, which was acquired empty in September 2009, was more than 90% occupied by June 30, 2010 and 96% occupied as of December 31, 2010; Acappella in San Bruno, California, which was acquired empty in August 2010 was 50% occupied by December 31, 2010; and Cyan PDX, which was acquired with approximately 36% occupancy in December 2009 was 85% occupied by December 31, 2010.

The capital market environment also contributed to favorable fundamentals and to drive performance. While construction lending was constrained, multifamily operating properties, particularly high quality, stabilized communities, continued to experience exceptionally favorable financing options. Specifically, government-sponsored entities, Fannie Mae and Freddie Mac ("GSEs"), and life insurance companies were a significant source of debt capital for the multifamily sector. In 2010, we and BHMP CO-JVs obtained ten permanent debt financings, totaling approximately $221.5 million at a weighted average fixed interest rate of 4.22%. In addition, we obtained a $150 million credit facility at a spread over LIBOR of 2.08%, or a rate of 2.35% as of December 31, 2010. As of December 31, 2010, approximately 70% of our and BHMP CO-JV financing was through GSEs; however, we believe the proportion of life insurance company financing will increase in the future. We also see positive trends in commercial mortgage backed securities ("CMBS") and expect banks to increase their multifamily lending. Although there can be no assurance that GSEs or comparable financing will continue to be available at these rates, particularly in light of recent financial reform legislation and political scrutiny over their operations, the depth of the multifamily debt providers is a clear positive.

Further, market interest rates continue to be very attractive. Short term rates, as measured by 30-day LIBOR, are at or near historical lows, ending the year at 0.26%, substantively unchanged during 2010. Although longer term rates rose in the fourth quarter, they are still very favorable, ending the year below where they started. Five-year and ten-year treasuries are yielding approximately 1.9% and 3.2%, respectively, as of December 31, 2010, as compared to 2.5% and 3.7%, respectively at the beginning of 2010. However, we believe it is doubtful that these levels can be sustained for the long term. If the general economy continues to improve and inflation concerns arise, there will be pressure for interest rates to increase. Also, if the sizable amount of refinancings coming due in the next five years are not readily absorbed, competition for debt capital could increase interest rates. Accordingly, a component of our finance strategy is to obtain fixed-rate financing for stabilized multifamily communities with maturities ranging from five to ten years. As of December 31, 2010, the weighted average years to maturity for ours and the BHMP CO-JVs' permanent financing was approximately five years.

In this investing environment, we will continue to monitor the interplay from changing capitalization rates, growth rates and financing interest rates. While in 2008 and parts of 2009 the multifamily sector experienced increasing capitalization rates, the sector is currently experiencing a contraction in capitalization rates as investors, especially institutional investors, re-enter the market for high quality multifamily communities. We would expect such a contraction in capitalization rates to increase the valuation of our existing portfolio, especially when coupled with increasing rental and occupancy rates. In this environment, leverage on our portfolio investments can enhance the equity value increases of our existing portfolio. On the other hand, compressing capitalization rates could decrease the going-in returns on new investments. This could result in narrowing our earnings spread between capitalization rates and financing costs. If market interest rates on new financings are in excess of these compressed capitalization rates, leverage, instead of enhancing equity returns, could have a negative effect. Consequently, the future operating results of those new investments may not be as favorable as those investments made at higher capitalization rates. However, capitalization rates usually do not change independent of other real estate fundamentals. Based on our analysis and as reported by national analysts, capitalization rate increases should be coupled with higher rental and net operating income growth expectations as a consequence of forecasted demand and supply factors as discussed above. If these expectations are met, capitalization rates will normalize over time based on higher net operating incomes. Although not perfectly correlated, we would also expect a relationship between future interest rates and capitalization rates, where capitalization rates would move up as interest rates adjust to higher, historical levels. There is no assurance that any of these economic and financial conditions will materialize, and even if they do, due to the complexity and influence of other market factors, whether the general market consequences noted above will occur as described.

We also believe the tight capital markets for new developments may provide opportunities for mortgage, bridge or mezzanine investments. GSEs typically do not lend on development properties during construction until after 90 days or more of stabilized operations. Banks and other debt providers tend to limit financing to approximately 60% of total costs. These limitations may provide us with lending opportunities that would provide higher short-term returns (three to five years) with lower overall risk but more investment flexibility than equity, while still participating in development investments. We would seek creditworthy borrowers and developments that meet our investment criteria.

With these market fundamentals, we believe our strategy of focusing on institutional high quality market sectors with low housing affordability and high barriers to entry will benefit from the combination of low supply and pent up demand. The stabilized multifamily communities in our portfolio have an average occupancy of 88% as of December 31, 2010, usually the seasonal low point for occupancy, compared to 94% as of September 30, 2010, 92% as of June 30, 2010 and 93% as of March 31, 2010.

We expect to use the proceeds from our Initial Public Offering as the primary funding source for the execution of our investment strategy and the expansion of our portfolio. As of December 31, 2010, we have sold a total of approximately 90.8 million shares (including DRIP) of common stock and raised a total of $903.3 million in gross proceeds from our Initial Public Offering. Our board has determined to end offering activities in respect of the primary portion of our Initial Public Offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011 (although processing of subscriptions may continue through the last date we may legally accept subscriptions). At the completion of our Initial Public Offering, we believe we will own sufficient assets that meet our investment objectives.

We intend to leverage the proceeds from these offerings with property debt and aim for a leverage ratio of approximately 50% to 60% following the investment of the proceeds raised from the Initial Public Offering and upon stabilization of our portfolio. However, market fundamentals related to capitalization rates, interest rates and financing terms could affect our eventual leverage ratio thus, we will maintain a flexible policy as to leverage. We may use various forms of debt financing, including property specific, cross collateralized pools and credit facilities. We will generally seek non-recourse financing, particularly for stabilized communities.

We expect to meet our short-term liquidity requirements through the net cash raised from offerings, our credit facility and cash flow from operating activities of our current and future investments. For purposes of our long-term liquidity requirements, we expect that the net cash from our Initial Public Offering, our credit facility and our current and future investments will generate sufficient cash flow to cover operating expenses and our distributions to stockholders. Also to the extent we hold unencumbered or appreciated real estate investments, refinancing proceeds could be another source of capital.

Property Portfolio

The table below presents our wholly owned communities and investments in unconsolidated real estate joint ventures, the latter of which are currently all BHMP CO-JVs. Each of these investments is categorized as of December 31, 2010 based on stages as defined below:

- Stabilized / Comparable are communities that are stabilized (the earlier of 90% occupancy or one year after completion of construction or acquisition) for both the current and prior reporting year.
- Stabilized / Non-comparable are communities that have been stabilized or acquired after January 1, 2009.
- Lease ups are communities that have commenced leasing but have not yet reached stabilization.
- Developments are communities currently under construction and leasing activity has not commenced. As of December 31, 2010, there are no communities classified as developments.

For each of the investments in unconsolidated real estate joint ventures in BHMP CO-JVs, we provide additional information describing the underlying investment. All BHMP CO-JV information is presented gross and not proportionate to our ownership.

		Physical Occupancy Rates[(a)]		Monthly Rental Rate Per Unit[(b)]	
		As of December 31,		As of December 31,	
Investments in Real Estate	**Units**	**2010**	**2009**	**2010**	**2009**
Stabilized / Non-comparable:					
Acacia on Santa Rosa Creek / Santa Rosa, California	277	91%	N/A	$1,309	N/A
Burnham Pointe / Chicago, Illinois	298	90%	N/A	$2,016	N/A
The Gallery at NoHo Commons / Los Angeles, California	438	85%	90%	$1,877	1,624
Grand Reserve Orange / Orange, Connecticut	168	93%	92%	$1,511	1,417
The Lofts at Park Crest / McLean, Virginia	131	95%	N/A	$3,046	N/A
Mariposa Loft Apartments / Atlanta, Georgia	253	98%	91%	$1,164	1,190
The Reserve at La Vista Walk / Atlanta, Georgia	283	91%	N/A	$1,088	N/A
Uptown Post Oak / Houston, Texas	392	91%	N/A	$1,389	N/A
Lease ups:					
Acappella / San Bruno, California	163	50%	N/A	N/A	N/A
Allegro / Addison, Texas	272	85%	N/A	N/A	N/A
Total wholly owned investments	2,675				

Investments in Unconsolidated Real Estate Joint Ventures[c]	Units	Physical Occupancy Rates[a] As of December 31,		Monthly Rental Rate Per Unit[b] As of December 31,	
		2010	2009	2010	2009
Stabilized / Comparable:					
The Reserve at Johns Creek Walk / Johns Creek, Georgia[d][e]	210	96%	93%	$1,122	$1,121
Stabilized / Non-comparable:					
4550 Cherry Creek / Denver, Colorado[f]	288	93%	N/A	$1,549	N/A
7166 at Belmar / Lakewood, Colorado[f]	308	93%	N/A	$1,070	N/A
Briar Forest Lofts / Houston, Texas[f]	352	94%	N/A	$1,002	N/A
Burrough's Mill / Cherry Hill, New Jersey[f]	308	92%	92%	$1,453	$1,440
Calypso Apartments and Lofts / Irvine, California[f]	177	92%	89%	$1,756	$2,003
The Cameron / Silver Spring, Maryland[e][g]	325	97%	2%	$1,735	N/A
Cyan/PDX / Portland, Oregon[f]	352	85%	36%	$1,254	N/A
The District Universal Boulevard / Orlando, Florida[f]	425	93%	N/A	$1,041	N/A
Eclipse / Houston, Texas[f]	330	92%	82%	$1,073	N/A
Fitzhugh Urban Flats / Dallas, Texas[f]	452	92%	N/A	$1,013	N/A
Forty55 Lofts / Marina del Rey, California[f]	140	96%	22%	$2,830	N/A
Grand Reserve / Dallas, Texas[g]	149	96%	19%	$1,686	N/A
Halstead / Houston, Texas[f]	301	91%	90%	$1,074	$1,186
Satori / Fort Lauderdale, Florida[d][e]	279	90%	45%	$1,815	N/A
Tupelo Alley / Portland, Oregon[f]	188	94%	N/A	$1,198	N/A
The Venue / Clark County, Nevada[f]	168	80%	50%	$ 922	N/A
Waterford Place / Dublin, California[f]	390	92%	92%	$1,704	$1,730
Lease ups:					
55 Hundred / Arlington, Virginia[d][e]	234	82%	8%	N/A	N/A
Bailey's Crossing / Alexandria, Virginia[d][e]	414	76%	11%	N/A	N/A
San Sebastian / Laguna Woods, California[f]	134	45%	N/A	N/A	N/A
Skye 2905 / Denver, Colorado[f]	400	89%	N/A	N/A	N/A
Veritas / Henderson, Nevada[e][g][h]	430	76%	N/A	N/A	N/A
Total investments in unconsolidated real estate joint ventures	6,754				
	9,429				

(a) Physical occupancy rate is defined as the units occupied as of December 31, 2010 or 2009 divided by the total number of residential units. Not considered in the physical occupancy rate is rental space designed for other than residential use, which is primarily retail space. The physical occupancy rate is not provided for December 31, 2009 if we did not have an interest in the property as of that date. The total gross leasable area ("GLA") of retail space for all of these communities is approximately 168,000 square feet, which is approximately 5% of total rentable area. Of the stabilized communities, The Lofts at Park Crest, Tupelo Alley, Burnham Pointe, Satori, The Reserve at Johns Creek Walk, The District Universal Boulevard, The Reserve at La Vista Walk, Cyan/PDX, and The Cameron contain retail space with approximately 157,000 square feet of GLA, of which approximately 64% was occupied at December 31, 2010.

(b) Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2010. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies, and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts. For the year ended December 31, 2010, these other charges were approximately $6.5 million, approximately 7% of total revenues for the period. The monthly rental revenue per unit also does not include unleased units or non-residential rental areas, which are primarily related to retail space. Because rental revenue per unit during lease up is not a meaningful measurement, monthly rental revenue per unit is only presented for properties classified as stabilized as of December 31, 2010 or 2009. Monthly rental revenue per unit is also not presented as of December 31, 2009 if we did not have an interest in the property at that date.

(c) Our ownership interest in all our investments in unconsolidated real estate joint ventures is 55% except for The Reserve at Johns Creek Walk (64%), Cyan/PDX (70%) and 7166 at Belmar (70%). Each of our investments in unconsolidated real estate joint ventures is subject to buy-sell rights with the BHMP Co-Investment Partner.

(d) Equity investment of a BHMP CO-JV in a Property Entity with unaffiliated third parties.

(e) Equity interests in the property owned by BHMP CO-JV and/or other owners may be subject to call rights, put rights and/or buy-sell rights and/or right of BHMP CO-JV to convert mezzanine loan investment to equity in the property.

(f) Equity investment wholly owned by a BHMP CO-JV.

(g) Loan investment by a BHMP CO-JV.

(h) Equity investment of a BHMP CO-JV in a Property Entity with unaffiliated third parties and a loan investment by a BHMP CO-JV.

During 2010, we acquired seven wholly owned multifamily communities and six newly formed BHMP CO-JVs. Also during 2010, three existing BHMP CO-JVs increased their equity ownership interests in the Property Entity.

Critical Accounting Policies and Estimates

The following critical accounting policies and estimates apply to both us and our Co-Investment Ventures, respectively.

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes which would affect the reported amounts. These estimates are based on management's historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Our significant judgments, assumptions and estimates include the consolidation of variable interest entities ("VIEs"), accounting for notes receivable, the allocation of the purchase price of acquired properties, evaluating our real estate-related investments for impairment and estimates of amounts due for offering costs.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include our accounts, the accounts of variable interest entities in which we are the primary beneficiary and the accounts of other subsidiaries over which we have control. All inter-company transactions, balances and profits have been eliminated in consolidation. Interests in entities are evaluated based on applicable GAAP, which requires the consolidation of VIEs in which we are deemed to be the primary beneficiary. If the interest in the entity is determined to not be a VIE, then the entities are evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participation rights under the respective ownership agreement.

There are judgments and estimates involved in determining if an entity in which we will make an investment or have made an investment will be a VIE and if so, if we will be the primary beneficiary. The entity will be evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. There are some guidelines as to what the minimum equity at risk should be, but the percentage can vary depending upon factors such as the type of financing, status of operations and entity structure and it will be up to our Advisor to determine that minimum percentage as it relates to our business and the facts surrounding each of our acquisitions. In addition, even if the entity's equity at risk is a very large percentage, our Advisor will be required to evaluate the equity at risk compared to the entity's expected future losses to determine if there could still in fact be sufficient equity in the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility using a discount rate to determine the net present value of those future losses and allocating those losses between the equity owners, subordinated lenders or other variable interests. The determination will also be based on an evaluation of the voting and other rights of owners and other parties to determine if the equity interests possess minimum governance powers. The evaluation will also consider the relation of these parties' rights to their economic participation in benefits or obligation to absorb losses. As operating and other governance agreements have various terms which may change over time or based on future results, these evaluations require complex analysis and weighting of different factors. A change in the judgments, assumptions, allocations and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment on the equity method that should in fact be consolidated, the effects of which could be material to our results of operations and financial condition.

For VIEs and other investments, we must evaluate whether we have control of an entity. Such evaluation includes judgments in determining if provisions in governing agreements provide control of activities that will impact the entity or are protective or participating rights for us, our Co-Investment Ventures or other equity owners. This evaluation also includes an assessment of multiple governance terms, including their economic effect to the operations of the entity, how relevant the terms are to the recurring operations of the entity and the weighing of each item to determine in the aggregate which owner, if any, has control. These assessments would affect whether an entity should be consolidated or reported on the equity method, the effects of which could be material to our results of operations and financial condition.

Notes Receivable

We and our Co-Investment Ventures report notes receivable at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to interest income over the lives of the related loans.

In accounting for notes receivable by us or our Co-Investment Ventures, there are judgments related to whether the investments are loans, investments in joint ventures or acquisitions of real estate. We evaluate whether the loans contain any rights to participate in expected residual profits, the loans provide sufficient collateral or qualifying guarantees or include other characteristics of a loan. As a result of our review, neither our wholly owned loan nor the loans made through our BHMP CO-JVs contain a right to participate in expected residual profits. In addition, the Property Entities or project borrowers remain obligated to pay principal and interest due on the loans with sufficient collateral, reserves or qualifying guarantees to account for the investments as loans.

Notes receivable are assessed for impairment. Based on specific circumstances we determine the probability that there has been an adverse change in the estimated cash flows of the contractual payments for the notes receivable. We then assess the impairment based on the probability to collect all contractual amounts including factors such as the general or market-specific economic conditions for the project; the financial conditions of the borrower and guarantors, if any; the degree of any defaults by the borrower on any of its obligations; the assessment of the underlying project's financial viability and other collateral; the length of time and extent of the condition; and our or the Co-Investment Venture's intent and ability to retain its investment in the issuer for a period sufficient to allow for any anticipated recovery in the market value. If the impairment is probable, we recognize an impairment loss equal to the difference between our or the Co-Investment Venture's (all of which have been made through BHMP CO-JVs) investment in the loan and the present value of the estimated cash flows discounted at the loan's effective interest rate. Where we have the intent and the ability to foreclose on our security interest in the property, we will use the property's fair value as a basis for the impairment.

In evaluating impairments, there are judgments involved in determining the probability of collecting contractual amounts. As these types of notes receivable are generally investment specific based on the particular loan terms and the underlying project characteristics, there is usually not any secondary market to evaluate impairments. Accordingly, we must rely on our subjective judgments and individual weightings of the specific factors. If notes receivable are considered impaired, then judgments and estimates are required to determine the projected cash flows for the loan, considering the borrower's or, if applicable, the guarantor's financial condition and the consideration and valuation of the secured property and any other collateral.

Changes in these facts or in our judgments and assessments of these facts could result in impairment losses which could be material to our results of operations and financial condition.

Investments in Unconsolidated Real Estate Joint Ventures

As of December 31, 2010, all of our Co-Investment Ventures are BHMP CO-JVs. We are the manager of each BHMP CO-JV's affairs, but the operation of BHMP CO-JVs are conducted in accordance with operating plans prepared by us and approved by us and the BHMP Co-Investment Partner. In addition, without the consent of both members of the BHMP CO-JV, the manager may not generally approve or disapprove on behalf of the BHMP CO-JV certain major decisions affecting the BHMP CO-JV, such as (1) selling or otherwise disposing of the investment or any other property having a value in excess of $100,000, (2) selling any additional interests in the BHMP CO-JV, (3) approving initial and annual operating plans and capital expenditures or (4) incurring or materially modifying any indebtedness of the BHMP CO-JV in excess of $100,000. As a result of the equal substantive participating rights possessed by each owner in the ordinary course of business, no single party controls each venture; accordingly, we account for each BHMP CO-JV using the equity method of accounting. The equity method of accounting requires these investments to be initially recorded at cost and subsequently increased (decreased) for our share of net income (loss), contributions, and distributions, including eliminations for our share of inter-company transactions.

Each of the Property Entities have different profit sharing interests, some of which have numerous allocation and distribution provisions where certain equity investors receive preferred interests or deferred participations. We allocate income and loss for determining our equity in earnings of unconsolidated joint ventures based on the underlying economic effect or participation in the benefit or loss. Although our policy is to use the concepts of a hypothetical liquidation at book value, judgment is required to determine which owners are bearing economic benefits or losses, particularly as properties move from development to operations and guarantees and other priority payments are triggered or removed. A change in these judgments could result in greater or lesser amounts of equity in earnings.

When we or a BHMP CO-JV acquire a controlling interest in a business previously accounted for as a noncontrolling investment, a gain or loss is recorded for the difference between the fair value and the carrying value of the investment in the real estate joint venture and in some instances pre-existing relationships. This analysis, which is from the perspective of market participants, requires determination of fair values for investments and contractual relationships where there are no secondary markets. Accordingly, we must rely on our subjective judgments using models with the best available information including assessments for projected cash flow and investor return expectations. Changes in these judgments could significantly impact our results of operations and the carrying amount of our assets and liabilities.

Real Estate and Other Related Intangibles

For real estate properties acquired by us or our Co-Investment Ventures classified as business combinations, we determine the purchase price after adjusting for contingent consideration and settlement of any pre-existing relationships. We record the tangible assets acquired, consisting of land, inclusive of associated rights, and buildings, any assumed debt, identified intangible assets and liabilities and asset retirement obligations based on their fair values. Identified intangible assets and liabilities consist of the fair value of above-market and below-market leases, in-place leases and contractual rights. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired.

The fair value of any tangible assets acquired, expected to consist of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. Buildings are depreciated over their estimated useful lives ranging from 25 to 35 years using the straight-line method. Improvements are depreciated over their estimated useful lives ranging from 3 to 15 years using the straight-line method. When we acquire rights to use land or improvements through contractual rights rather than fee simple interests, we determine the value of the use of these assets based on the relative fair value of the assets after considering the contractual rights and the fair value of similar assets. Assets acquired under these contractual rights are classified as intangibles and amortized on a straight-line basis over the shorter of the contractual term or the estimated useful life of the asset. Contractual rights related to land or air rights that are substantively separated from depreciating assets are amortized over the life of the contractual term or, if no term is provided, are classified as indefinite-lived intangibles. Intangible assets are evaluated at each reporting period to determine whether the indefinite and finite useful lives are appropriate.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) estimates of current-market lease rates for the corresponding in-place leases, measured over a period equal to (i) the remaining non-cancelable lease term for above-market leases, or (ii) the remaining non-cancelable lease term plus any fixed rate renewal options for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the above determined lease term.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease up periods for the respective spaces considering then current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as projected rental revenue during the expected lease up period based on then current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements over the remaining term of the respective leases. The value of tenant relationship intangibles is amortized over the initial term and any anticipated renewal periods, but in no event exceeding the remaining depreciable life of the building. If a tenant terminates its lease prior to expiration of the initial terms, the unamortized portion of the in-place lease value and tenant relationship intangibles is charged to expense.

We determine the fair value of assumed debt by calculating the net present value of the scheduled debt service payments using interest rates for debt with similar terms and remaining maturities that we believe we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

We make assumptions and estimates in determining the purchase price and the allocation of the price, including fair value inputs for contractual agreements, cash flow projections, market rental rates, physical and economic obsolescence, lease-up periods and discount rates. For many of these inputs there is no market price for the same or similar asset or liability and accordingly judgment is required to determine amounts from the perspective of market participants. A change in these assumptions or estimates could result in changes to amounts of assets or liabilities or in the various categories of our real estate assets or related intangibles being overstated or understated which could result in an overstatement or understatement of depreciation or amortization expense, rental income, or other income or expense categories.

Investment Impairments

For properties wholly owned by us or our Co-Investment Ventures, including all related intangibles, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset including its eventual disposition, to the carrying amount of the asset. If any real estate asset is considered impaired, we recognize an impairment loss to adjust the carrying amount of the asset to its estimated fair value. In addition, we evaluate indefinite-lived intangible assets for possible impairment at least annually by comparing the fair values with the carrying values. Fair value is generally estimated by valuation of similar assets.

For real estate we own through an investment in an unconsolidated real estate joint venture or other similar real estate investment structure, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value. An impairment charge is recorded to the extent the fair value of our real estate investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline.

In evaluating our investments for impairment, we make several judgments, assumptions and estimates, including, but not limited to, the projected date of disposition of our investments in real estate, the estimated future cash flows from our investments in real estate and the projected sales price of each of our investments in real estate. Recently, domestic financial and real estate markets have experienced unusual volatility and uncertainty with fewer non-distressed secondary transactions available on which to base these estimates and assumptions. Our estimates of fair value are based on information available to management as to conditions present as of the assessment date. A change in these judgments, assumptions and estimates could result in understating or overstating the book value of our investments which could be material to our financial statements.

Fair Value

In connection with our assessments and determinations of fair value for many real estate assets and financial instruments, there are generally not available observable market price inputs for substantially the same items. Accordingly, we make assumptions and use various estimates and pricing models, including, but not limited to, the estimated cash flows, costs to lease properties, useful lives of the assets, the cost of replacing certain assets, discount and interest rates used to determine present values and market rental rates. Many of these estimates are from the perspective of market participants and will also be obtained from independent third-party appraisals. However, we will be responsible for the source and use of these estimates. A change in these estimates and assumptions could be material to our results of operations and financial condition.

Offering Costs

In determining the amount of offering costs to charge against additional paid in capital, we make estimates of the amount of the expected offering costs to be paid to our Advisor. This estimate is based on our assessment for the time period of the offering, including any follow-on offerings, and the amount of shares sold during those periods. Our assumptions are based on current share sales trends and comparisons to other similar initial public offerings, including those sponsored by Behringer Harvard Holdings, LLC. A change in these estimates and assumptions could affect the amount of our additional paid in capital and recognition of amounts due to or from our Advisor.

Results of Operations

For the years ended December 31, 2010 and 2009, we reported a net loss of $34.6 million and $8.3 million, respectively, compared to net income of $2.6 million for the year ended December 31, 2008. The overall increase in net loss is primarily due to our acquisitions made during 2010, including seven wholly owned multifamily communities, and, six acquisitions by BHMP CO-JVs, and the treatment of these acquisition activities. Acquisition costs which are attributable to business combinations are expensed. This includes acquisition costs related to our business combinations and those related to BHMP CO-JVs, where we recognize our share through equity accounting. For the years ended December 31, 2010 and 2009, our share of acquisition expenses was approximately $12.1 million and $5.0 million, respectively, including our share of acquisition expenses for unconsolidated real estate joint ventures. Prior to 2009, our share of acquisition costs was capitalized as part of the acquisition. Acquisition accounting also requires that we allocate a portion of the purchase price to in-place lease intangibles. These lease intangibles are amortized over remaining lease terms, generally a term of less than one year. Accordingly, amortization expense is higher in the period immediately following an acquisition for both our wholly owned investments and our investments in unconsolidated real estate joint ventures. Real estate related depreciation and amortization, including our share from unconsolidated real estate joint ventures, for the years ended December 31, 2010, 2009 and 2008 was $43.1 million, $7.6 million, and $1.1 million, respectively. Further, several of the multifamily communities we have made investments in are in lease up. During these periods, holding costs, amortization and depreciation expense may exceed the pre-stabilization revenues. We expect that as we complete the investments of the proceeds from our Initial Public Offering that earnings on our stabilized real estate investments will have a higher contribution to our net income while pre-stabilized investments will be proportionally less significant to our overall operating results. However, acquisition and amortization expenses during this acquisition and development stage could be significant, resulting in net losses until we have substantially invested the proceeds from our Initial Public Offering.

Prior to 2009, we did not have any investments in wholly owned multifamily communities, and our primary investments were mezzanine and mortgage development loans and equity investments in Property Entities, substantially made through BHMP CO-JVs. Due to our subsequent acquisition activity, as of December 31, 2009 and 2010 we owned three and ten wholly owned multifamily communities, respectively. In addition, as of December 31, 2009, we had 17 investments in unconsolidated joint real estate joint ventures. During 2010, we acquired six additional investments through unconsolidated joint ventures. Wholly owned investments are reported on a consolidated basis rather than as equity investments. Accordingly, many of our results for 2010 are ~~not~~ directly comparable to 2009 or 2008, where our results of operations for each period presented reflect significant increases in substantially all reporting categories for the current period. This will likely be the case until we substantially invest the proceeds from the Initial Public Offering.

Fiscal year ended December 31, 2010 as compared to fiscal year ended December 31, 2009

Rental Revenues. Rental revenues for the year ended December 31, 2010 were approximately $32.6 million, compared to $4.1 million for the year ended December 31, 2009. As noted above, the increase was due primarily to our acquisition activity during 2010. We expect continued increases in these revenues as a result of owning our newly acquired communities for a full reporting period and our expected acquisitions of additional real estate investments.

Property Operating and Real Estate Tax Expenses. Property operating and real estate tax expenses for the year ended December 31, 2010 were approximately $14.3 million, compared to $1.6 million for the year ended December 31, 2009. As noted above, the increase was due primarily to our acquisition activity during 2010. We expect continued increases in these expenses as a result of owning our newly acquired communities for a full reporting period and our expected acquisitions of additional real estate investments.

Asset Management and Other Fees. Asset management fees for the years ended December 31, 2010 and 2009 were approximately $5.1 million and $2.1 million, respectively. These fees are generally based on the amount of our gross real estate investments, the time period in place and the asset management fee rate. Accordingly, the increase is due to the timing and funded amounts of our investments during 2010. We expect continued increases in the amount of our real estate investments as a result of owning and acquiring additional real estate investments; however, effective July 1, 2010, the asset management fee rate was decreased. Accordingly, we expect an increase in our asset management fees, but the rate of increase is expected to be less than previously expected.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2010 and 2009 were approximately $4.2 million and $3.2 million, respectively, and included increased costs for corporate general and administrative expenses incurred and reimbursed to our Advisor, as well as compensation of our board of directors, audit and tax fees, and legal fees. We expect further increases as a result of owning and acquiring additional real estate investments and other joint venture interests.

Acquisition Expenses. Acquisition expenses for the years ended December 31, 2010 and 2009 were approximately $10.8 million and $3.4 million, respectively, which included expenses incurred with third parties, incurred with our Advisor and our amortization of acquisition costs related to our BHMP CO-JV investments. During 2010, we completed seven acquisitions compared to three in 2009. As we make additional wholly owned and joint venture investments, we expect acquisition expenses to continue and to have a significant effect on our operating results. Prior to 2009, GAAP provided for the capitalization of acquisition costs. See the section below entitled "Funds from Operations and Modified Funds from Operations" for additional discussion.

Interest Expense. Interest expense for the year ended December 31, 2010 was approximately $5.7 million compared to $0.1 million in 2009. The increase was due to increased borrowing related to permanent mortgages on our wholly owned multifamily communities and our credit facility. As of December 31, 2010, our mortgage loans payable were $93.4 million and the weighted average interest rate was approximately 4.78%. During the year ended December 31, 2009, we had only one mortgage loan payable of $51.3 million, which was outstanding for only a portion of the year. Also during 2010, we closed on a $150 million credit facility. During the year ended December 31, 2010, our borrowings under the credit facility ranged between no amount outstanding and $103.0 million ($64.0 million outstanding on December 31, 2010) with interest rates generally ranging between 2.3% and 2.6%. Also included in interest expense are credit facility fees related to minimum usage and unused commitments. These fees were $1.2 million during the year ended December 31, 2010. Interest expense for the year ended December 31, 2010 is net of interest capitalization of $0.9 million. Interest expense of $0.3 million was capitalized in 2009.

Depreciation and Amortization. Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was approximately $21.5 million and $2.9 million, respectively. Depreciation and amortization expense primarily includes depreciation of our wholly owned multifamily communities and amortization of acquired in-place leases. As noted above, the increase is due to our wholly owned real estate acquired during 2010. As we make additional wholly owned investments, we expect depreciation and amortization expense to increase and to be a significant factor in our GAAP reported results. See the section below entitled "Funds from Operations and Modified Funds from Operations" for additional discussion.

Interest Income. Interest income, which primarily included interest earned on our cash equivalents, for the years ended December 31, 2010 and 2009 was approximately $1.4 million and $1.1 million, respectively. Our cash equivalent balance is primarily a function of the timing and magnitude of the proceeds raised from our Initial Public Offering and our expenditures for investment activities. Accordingly, our cash equivalent balances are subject to significant changes. Due to our primary emphasis on providing liquidity for future real estate investments, our cash equivalents are substantially held in daily liquidity bank deposits. In the current environment, these cash equivalents continue to have low earnings rates.

Equity in Earnings (Loss) of Investments in Unconsolidated Real Estate Joint Ventures. Equity in loss of joint venture investments for the year ended December 31, 2010 was approximately $6.9 million compared to approximately $0.2 million for the year ended December 31, 2009.

During 2010, we made $159.8 million of new investments related to equity investments in newly formed BHMP CO-JVs. We also invested $23.6 million in existing BHMP CO-JVs, primarily to acquire Property Entities from unaffiliated owners, increase their equity ownership interests in the Property Entities and/or pay down existing financing as follows:

- In December 2010, the Skye 2905 BHMP CO-JV indirectly acquired the remaining ownership interest in the Skye 2905 Property Entity for $39.3 million. Included as a part of the acquisition, the Skye 2905 BHMP CO-JV partially modified the construction loan, paying $21.2 million to reduce the principal balance to $47.0 million, obtaining a six-month extension option and resetting the LIBOR based interest rate. The total funding by the Skye 2905 BHMP CO-JV was approximately $24.5 million. Effective with the transaction, The Skye 2905 Property Entity became wholly owned by The Skye 2905 BHMP CO-JV. Our contribution to the Skye 2905 BHMP CO-JV was approximately $13.5 million. As a part of the closing of the acquisition and the construction loan modification, the Skye 2905 BHMP CO-JV converted its $14.8 million note receivable to equity. A gain of $3.7 million was recognized for the difference between the Skye 2905 BHMP CO-JV's investment carrying value and the fair value at the acquisition date.

Our share of the gain is included in equity in earnings (loss) of investments in unconsolidated real estate joint ventures and was approximately $2.0 million.

- In December 2010, the Satori BHMP CO-JV converted its $14.8 million note receivable, plus accrued interest of $1.4 million for an additional equity ownership interest in the Satori BHMP CO-JV. No additional consideration was paid in connection with the acquisition of the additional equity ownership interest.
- In August 2010, The Venue BHMP CO-JV indirectly acquired the remaining ownership interest in The Venue Property Entity for $0.4 million. Included as a part of the acquisition, The Venue BHMP CO-JV also extinguished The Venue Property Entity's construction loan with a final principal payment of $17.9 million. At the time of the payoff, the construction loan had a principal balance of $19.7 million. The total funding by The Venue BHMP CO-JV for the above transaction was approximately $18.3 million. Our contribution to The Venue BHMP CO-JV was approximately $10.1 million. Effective with the transaction, The Venue Property Entity became wholly owned by The Venue BHMP CO-JV. Upon the acquisition of the controlling interest, The Venue BHMP CO-JV recognized a gain of $1.3 million for the difference between The Venue BHMP CO-JV's investment carrying value and the fair value. Our share of the gain is included in equity in earnings (loss) of investments in unconsolidated real estate joint ventures and was approximately $0.7 million. At the closing of the acquisition, The Venue BHMP CO-JV effectively eliminated its note receivable to The Venue Property Entity.

A breakdown of our approximate equity in earnings by type of underlying investments is as follows (amounts in millions):

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009	
	Equity in Earnings (Loss)	Cash Provided by Operating Activities	Equity in Earnings (Loss)	Cash Provided by Operating Activities
Loan investments	$ 1.5	$0.7	$ 7.7	$1.0
Equity investments:				
Stabilized / Comparable	(0.6)	—	(0.6)	0.1
Stabilized / Non-comparable	(6.6)	5.5	(2.3)	0.2
Lease ups	(1.2)	1.5	(4.9)	2.2
Developments	—	—	(0.1)	2.2
	(8.4)	7.0	(7.9)	4.7
Total	$(6.9)	$7.7	$(0.2)	$5.7

Earnings from underlying loan investments decreased for the year ended December 31, 2010 as compared to the year ended December 31, 2009 primarily due to the BHMP CO-JV conversion of notes receivable to additional equity interests for Bailey's Crossing, Eclipse and 55 Hundred during the fourth quarter of 2009. As a result; these BHMP CO-JVs did not have any interest income for the year ended December 31, 2010. These BHMP CO-JVs had interest income of approximately $5.1 million for the year ended December 31, 2009. During 2010, The Venue, Skye 2905, and Satori BHMP CO-JVs converted their notes receivable for additional equity ownership interests, further reducing interest income during 2010. One of the remaining notes receivable held by the BHMP CO-JVs also has a conversion option. If this note receivable is also converted, we would expect further decreases in equity earnings and distributions classified as cash provided by operating activities related to loan investments. Cash provided by operating activities may also decrease for loan investments due to loan provisions which provide for full or partial accrual of interest until maturity.

Equity in loss from stabilized/non-comparable investments increased for the year ended December 31, 2010 compared to the comparable period in 2009, primarily due to our share of depreciation and amortization expense and one-time charges for acquisition expenses exceeding net operating income. During 2010, we added investments in six new stabilized/non-comparable communities through BHMP CO-JVs as well as reclassified seven other multifamily communities from lease up to stabilized/non-comparable investments. For the year ended December 31, 2010, we incurred approximately $1.3 million of one-time acquisition expenses related to investments in six operating/non-comparable communities through BHMP CO-JVs, compared to seven investments through BHMP CO-JVs and $1.5 million of associated acquisition expense in 2009. These investments contributed to additional depreciation and amortization expense. The year ended December 31, 2010 also benefited from one time items, including a $1.8 million gain related to a gain for the excess of the fair value over The District Universal Boulevard's purchase price, a $2.7 million gain related to the acquisitions of controlling interests in The Venue and Skye 2905, and a $0.1 million gain related to the early extinguishment of the Halstead mortgage payable. While all our stabilized/non-comparable investments made through BHMP CO-JVs produced an overall loss, primarily due to non-cash expenses for depreciation and amortization, these investments provided cash flows from operating activity of approximately $5.5 million during the year ended December 31, 2010. There were no distributions classified as operating activity for the corresponding period in 2009.We expect to continue to receive distributions from these investments but, due to non-cash charges for depreciation and amortization, we expect a loss in reported equity earnings.

Equity in loss from lease up equity investments decreased for the year ended December 31, 2010 compared to the comparable period in 2009, primarily due to a decrease in the number of properties underlying our investments that were in lease up. All of the investments in properties undergoing lease up produced equity losses as operating, interest, depreciation and amortization expenses exceeded unstabilized rental revenue. During the year ended December 31, 2010, Satori, Cyan/PDX, Eclipse, Forty 55 Lofts, Satori and The Venue were reclassified from lease up to stabilized/non-comparable investments.

We review our investments for impairments in accordance with GAAP. For the years ended December 31, 2010 and 2009, we have not recorded any impairment losses. However, this conclusion could change in future periods based on changes in certain factors, primarily:

- *Status of guarantors' financial position.* Due to volatility in market prices in general and real estate values specifically, parties that provided us guarantees may not have the assets or net worth as previously reported. Guarantors may also face liquidity issues as their financings become due. Where our analysis was dependent on a guarantor's ability to perform, our judgments could change based on new developments.

- *Project specific performance.* All of our loan and equity investments in Property Entities are dependent on management- derived market assumptions for fair value determinations. These assumptions particularly include projected rents, occupancy and terminal capitalization rates. If general and specific market conditions deteriorate, changes in these assumptions will affect our fair value determinations.

- *Workouts.* In structuring the BHMP CO-JVs' investments in Property Entities, some of our investments contain provisions that provide us with priority or preferential returns. If the underlying projects are affected by market conditions, which may not directly affect our returns but may affect the other owners, the other owners may request workouts or other changes to the deal structures. Although we may not be contractually forced to accept these changes, there could be other factors that would cause us to accept certain modifications or enter into workouts. Based on the consequences of these changes, our assessment of our investment could change. In particular, see the discussion of The Cameron below.

- *Lease up assumptions.* In assessing development projects, we must make assumptions about general market conditions, projected occupancy and rental rates for projects that are several periods from the completion of lease up activities. Our assumptions are based on our market analysis and competing projects. During lease up activity, we may be faced with different market conditions, and our assessment of our investment could change.

In December 2009, Fairfield Residential LLC, a real estate operating company, ("Fairfield Residential") and certain of its affiliates filed for voluntary bankruptcy. Certain other affiliates of Fairfield Residential that serve as the general partner for The Cameron and current limited partners of Bailey's Crossing and 55 Hundred were not part of the bankruptcy filing (the "Fairfield Projects"). The Bailey's Crossing, 55 Hundred and The Cameron Property Entities were also not a part of the bankruptcy filing. The 2009 Bailey's Crossing and 55 Hundred Property Entity restructurings and recapitalizations were completed prior to Fairfield Residential's bankruptcy and were not affected by the bankruptcy filing. With regard to The Cameron Property Entity, The Cameron BHMP CO-JV investment is only as a lender with a $20.0 million note receivable investment, including accrued interest less deferred fees. Our share of the note receivable is approximately $11.0 million.

Because Fairfield Residential has guaranteed repayment of The Cameron senior construction loan, as well as completion of the project for the senior construction loan, Fairfield Residential's bankruptcy gave rise to an event of default under The Cameron senior construction loan agreement. As a result, The Cameron senior construction lender and in turn The Cameron BHMP CO-JV gave default notices to The Cameron Property Entity in 2009. During 2010, Fairfield Residential emerged from bankruptcy and the Cameron guarantee to The Cameron BHMP CO-JV was assigned to a class of unsecured creditors.

Subsequent to Fairfield Residential's restructuring, in October 2010, The Cameron senior lender gave notice that the interest rate would be reset to the default rate, retroactive to December 2009. In turn, The Cameron BHMP CO-JV gave notice that the interest rate on its note receivable would be reset to the default rate, retroactive to December 2009. The default rate of The Cameron BHMP CO-JV note receivable is 13%, compared to the regular rate of 9.5%. As of March 25, 2011, The Cameron Property Entity has not paid either the senior lender or The Cameron BHMP CO-JV default interest. Through March 25, 2011, The Cameron BHMP CO-JV has not made any claims to the bankruptcy restructured entity, although it has preserved its rights to do so.

The Cameron BHMP CO-JV is currently in discussions with the senior lender and the owners of The Cameron Property Entity to restructure The Cameron Property Entity or cure the senior construction loan default and the BHMP CO-JV note receivable default. If The Cameron Property Entity does not cure the default, we expect to have an opportunity to (1) cure the default, (2) purchase the senior construction loan, (3) foreclose on the property, (4) acquire a 100% or partial ownership interest in The Cameron Property Entity or (5) otherwise negotiate a solution acceptable to the senior construction lender. However, there is no assurance that we would be able to restructure the senior construction loan including associated guarantees on terms that are acceptable to The Cameron Property Entity owners and The Cameron BHMP CO-JV. Such restructuring could include a pay down of the senior construction loan by The Cameron Property Entity and/or the BHMP CO-JV, which could result in a capital contribution by us to The Cameron BHMP CO-JV. In addition, the senior construction lender's exercise of default remedies or the results of any restructuring negotiations may change our analysis of the accounting for the investment, which could result in the BHMP CO-JV accounting for the investment as a joint venture, or if The Cameron BHMP CO-JV is viewed as the primary beneficiary, to consolidate the investment. However, we believe we have sufficient collateral, contractual remedies and other creditor rights for the Cameron BHMP CO-JV to recover the carrying value of its note receivable to The Cameron Property Entity.

As of December 31, 2010, management's assessment related to The Cameron BHMP CO-JV is that the loan investment is still properly accounted for as a loan. The continuation of this accounting treatment is dependent on the resolution of the issues described above, and there can be no assurance as new facts and circumstances arise that different accounting would not be required. A change in accounting could affect our recognition of earnings in future periods. As of December 31, 2010, no impairment charges related to our investments with respect to The Cameron BHMP CO-JV or its notes receivable investment have been recorded.

Fiscal year ended December 31, 2009 as compared to fiscal year ended December 31, 2008

Rental Revenues. Rental revenues for the year ended December 31, 2009 were approximately $4.1 million. These rental revenues are from our three wholly owned multifamily communities acquired in 2009. We did not have any wholly owned real estate assets in 2008 and consequently did not have any rental revenue in 2008.

Property Operating and Real Estate Tax Expenses. These expenses were approximately $1.6 million and are from our wholly owned multifamily communities acquired in 2009. We did not have any wholly owned real estate assets in 2008 and consequently did not have any property operating expense in 2008.

Asset Management and Other Fees. Asset management fees for the years ended December 31, 2009 and 2008 were approximately $2.1 million and $0.9 million, respectively. These fees are based on the amount of our gross real estate investments and the time period in place. Accordingly, the increase is due to the timing and funded amounts of our investments for 2009 compared to 2008.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2009 and 2008 were approximately $3.2 million and $1.6 million, respectively, and included corporate general and administrative expenses incurred and reimbursable, as well as compensation of our board of directors, auditing and tax fees, and legal fees. The significant increase in the expenses for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is due to higher administrative costs related to our Initial Public Offering which occurred in September 2008. The increase included higher corporate legal and accounting reimbursements to our Advisor for $0.9 million, outside audit and legal fees for $0.3 million, director and officer insurance expense for $0.3 million and other miscellaneous administrative expenses for $0.1 million.

Acquisition Expenses. Acquisition expenses for the year ended December 31, 2009 relate to our acquisition of The Gallery at NoHo Commons, Mariposa Loft Apartments and Grand Reserve Orange. Of the total expenses of $3.4 million, approximately $3.0 million was incurred with our Advisor. Prior to 2009, GAAP provided for the capitalization of acquisition costs. See the section below entitled "Funds from Operations and Modified Funds from Operations" for additional discussion.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2009 was approximately $2.9 million, primarily relating to our acquisition of The Gallery at NoHo Commons, Mariposa Loft Apartments and Grand Reserve Orange. Depreciation and amortization expense primarily includes depreciation of our wholly owned multifamily communities and amortization of acquired in-place leases. In 2008, we did not have any wholly owned investments. See the section below entitled "Funds from Operations and Modified Funds from Operations" for additional discussion.

Interest Income. Interest income, which primarily included interest earned on our cash equivalents, for the years ended December 31, 2009 and 2008 was approximately $1.1 million and $0.9 million, respectively. Although we had higher average investment balances for the year ended December 31, 2009 as compared to 2008, our average weighted interest rate for the year ended December 31, 2009 was approximately 0.8% compared to approximately 2.1% for 2008 due to market rate declines in short-term interest rates. Our interest income on bank deposits is a function of the timing and magnitude of our proceeds from our Initial Public Offering and our investment activity, both of which we expect to increase. For the year ended December 31, 2009, interest income also included earnings on a direct, wholly owned note receivable of approximately $0.2 million with no comparable investment or earnings for the prior period in 2008.

Equity in Earnings (Loss) of Investments in Unconsolidated Real Estate Joint Ventures. Equity in loss of joint venture investments for the year ended December 31, 2009 was approximately $0.2 million compared to equity in earnings of approximately $4.3 million for the year ended December 31, 2008, and included our share in earnings or losses from our unconsolidated real estate joint venture investments. The decrease is mainly due to the acquisition accounting for the seven operating multifamily communities acquired by BHMP CO-JVs in 2009. Our portion of acquisition expenses associated with these investments was approximately $1.5 million. Our portion of lease amortization and depreciation associated with our BHMP CO-JVs was approximately $4.9 million. These expenses were partially offset by increased earnings due to additional fundings, particularly for loan investments of approximately $1.9 million.

During 2009, we made $140.7 million of new investments related to equity investments in newly formed BHMP CO-JVs. We also invested $39.8 million in existing BHMP CO-JVs, primarily used to acquire additional ownership interests in Property Entities as follows:

- In December 2009, the Bailey's Crossing BHMP CO-JV converted its $22.1 million note receivable to an equity interest. In addition to the conversion, the BHMP CO-JV became the general partner of the Property Entity and contributed $28.8 million for a first priority equity interest carrying a 14% preferred return. The capital contribution was used by the Property Entity to pay down the construction loan and pay certain development costs. The BHMP CO-JV is contingently obligated to fund up to approximately $0.4 million of additional development costs for a similar additional first priority equity interest. With the restructuring, the Bailey's Crossing BHMP CO-JV has consolidated the Bailey's Crossing Property Entity. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. Our additional contribution to the Bailey's Crossing BHMP CO-JV in the December 2009 transaction was $16.0 million.
- In November 2009, the Eclipse BHMP CO-JV indirectly acquired all of the remaining ownership interest in the Eclipse Property Entity for $0.1 million and the assumption of the $20.9 million construction loan. Effective with the transaction, the Eclipse Property Entity became wholly owned by the Eclipse BHMP CO-JV. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. At the closing, the Eclipse BHMP CO-JV paid off the construction loan, exercised the ground lease purchase option and effectively eliminated its note receivable to the Eclipse Property Entity. The total funding by the Eclipse BHMP CO-JV, before normal closing costs, was approximately $25.6 million. Our contribution to the Eclipse BHMP CO-JV was $14.1 million.
- In November 2009, the equity and debt financing of the 55 Hundred Property Entity was restructured, whereby the 55 Hundred BHMP CO-JV converted its $20.0 million note receivable to an equity interest. In addition to the conversion, the BHMP CO-JV became the general partner in the 55 Hundred Property Entity and contributed $17.6 million for a first priority equity interest carrying a 14% preferred return. The capital contribution was used by the 55 Hundred Property Entity to pay down the construction loan and certain development costs. With the restructuring, the 55 Hundred BHMP CO-JV has consolidated the 55 Hundred Property Entity. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. Our

additional contribution to the 55 Hundred BHMP CO-JV in connection with the November 2009 transaction was $9.7 million.

A breakdown of our approximate equity in earnings by type of underlying investments for the year ended 2009 and 2008 is as follows (amounts in millions):

	For the Year Ended December 31, 2009		For the Year Ended December 31, 2008	
	Equity in Earnings (Loss)	Cash Provided by Operating Activities	Equity in Earnings (Loss)	Cash Provided by Operating Activities
Loan investments	$ 7.7	$1.0	$ 5.4	$4.3
Equity investments:				
Stabilized / Comparable	(0.6)	0.1	(0.8)	—
Stabilized / Non-comparable	(2.3)	0.2	—	—
Lease ups	(4.9)	2.2	(0.3)	—
Developments	(0.1)	2.2	—	—
	(7.9)	4.7	(1.1)	—
Total	$(0.2)	$5.7	$ 4.3	$4.3

Earnings from underlying loan investments increased due to additional advances in Property Entities for the Grand Reserve, Veritas, and Skye 2905. The weighted average interest rate for all of the loan investments was approximately 10.6% as of December 31, 2009 compared to 10.1% as of December 31, 2008.

Earnings from equity investments for stabilized/comparable relate to The Reserve at John Creek Walk for both 2009 and 2008. The decrease in loss for 2009 was due to less lease intangible amortization expense than in 2008.

Earnings from equity investments for stabilized/non-comparable and lease ups were recorded as a loss for 2009 primarily due to our share of depreciation and amortization expense and one time charges for acquisition expenses exceeding net operating income. During 2009, we added investments in four new stabilized/non-comparable and three lease up communities, incurring approximately $1.5 million of one-time acquisition expenses. For these new stabilized/non-comparable communities through BHMP CO-JVs, the average occupancy at December 31, 2009 was 91%. While all our stabilized/non-comparable investments produced an overall loss, primarily due to non-cash expenses for depreciation and amortization, these investments provided cash distributions of approximately $4.7 million during 2009. These investments were substantially completed in the second half of 2009, and therefore do not include a full year of operating results.

Equity in earnings from the lease up equity investments was a loss in 2009 primarily related to the three properties underlying our investments that began leasing, but have not yet reached stabilization, Eclipse, Satori, The Venue, and Forty55 Lofts. These losses were recognized due to these communities recently being placed in service, where interest expense, amortization and depreciation exceeded the unstabilized net operating income as well as one-time acquisition expenses. Although these equity investments produced a loss in equity in earnings, our lease up investments provided cash distributions to us during 2009 of approximately $0.2 million. The loss in equity in earnings for Eclipse, Satori and The Venue had no effect on our cash flow as the operating deficit was included in the development budget and was covered by construction loan draws.

During 2009, our only development investments, Veritas and Skye 2905, produced net losses. Previously all development activities were capitalized to the projects. Although these investments produced losses, they had no affect on our net cash flow as all expenditures were included in the development budget and covered by construction draws.

Cash Flow Analysis

Cash and cash equivalents decreased for the year ended December 31, 2010 by $24.9 million as compared to an increase in cash and cash equivalents for the year ended December 31, 2009 of approximately $53.8 million. During 2010, we invested $562.1 million in multifamily acquisitions and investments in unconsolidated real estate joint ventures, essentially employing all of the available proceeds from sales of our common stock. In 2009, we invested $341.9 million in multifamily acquisitions and investments in unconsolidated real estate joint ventures while raising $410.7 million in proceeds from sales of our common stock. We expect that acquisition expenditures and proceeds from our Initial Public Offering will continue to be significant factors in our overall cash flow.

Year ended December 31, 2010 as compared to the year ended December 31, 2009

Similar to our discussion above related to "Results of Operations," many of our cash flow results for 2010 are not comparable to similar results in 2009 due to increased acquisition activity and financing activity. In addition, our proceeds from our Initial Public Offering have increased in 2010 as compared to 2009. As a result, our cash flows for the year ended December 31, 2010 reflect significant differences from the cash flows for the year ended December 31, 2009.

Cash flows provided by operating activities for the year ended December 31, 2010 were $2.6 million as compared to cash flows provided by operating activities of $0.2 million for the same period in 2009. A substantial portion of our GAAP net loss is due to non-cash charges, primarily related to depreciation and amortization, including amounts recognized from our investments in unconsolidated real estate joint ventures. We expect that that these non-cash charges will continue to be significant adjustments to net cash provided by operating activities. During 2010, these adjustments for equity losses in unconsolidated joint ventures, depreciation and amortization totaled $28.4 million compared to a $3.1 million deduction in the comparable prior period in 2009. Also during 2010, we recognized approximately $12.1 million of acquisition expenses, approximately $10.8 million related to wholly owned acquisitions and approximately $1.3 million related to acquisitions included within our investments in unconsolidated real estate joint ventures. For the comparable period in 2009, there was approximately $3.4 million of acquisition expenses related to wholly owned acquisitions and $1.6 million of acquisition expenses related to acquisitions included within our investments in unconsolidated real estate joint ventures. Prior to 2009, acquisition expenses were capitalized and not included in cash flows from operating activities. Distributions received from our investments in unconsolidated real estate joint ventures were $7.7 million for the year ended December 31, 2010, compared to $5.7 million for the comparable period in 2009. The increase was primarily due to additional investments and improved operations for certain of the BHMP CO-JVs, offset by decreases in the amounts of interest income earned by the applicable BHMP CO-JVs, primarily as a result of the conversion of notes receivable into initial or additional ownership interests in Eclipse, 55 Hundred, Bailey's Crossing and The Venue. Cash flow from operating activities also benefited from the cash receipt of deferred lease revenue related to Gallery of NoHo Commons.

Cash flows used in investing activities for the year ended December 31, 2010 and 2009 were $461.2 million and $341.0 million, respectively. For the year ended December 31, 2010, we acquired seven wholly owned multifamily communities and invested in six new BHMP CO-JVs. In connection with one of our wholly owned acquisitions, we assumed debt financing of $26.8 million. For the year ended December 31, 2009, our primary investments were in three wholly owned multifamily community acquisitions, fulfilling our loan and equity fundings of our 15 BHMP CO-JV investments as well as funding for our wholly owned note receivable. As our Initial Public Offering continues until July 31, 2011 (although processing of subscriptions may continue through the last date we may legally accept subscriptions), we would expect to acquire additional multifamily communities, the amount dependent primarily on the final net offering proceeds. Providing a source of investing cash flow for the year ended December 31, 2010 were BHMP CO-JV distributions related to financings for eight BHMP CO-

JVs which were returns of investments in unconsolidated real estate joint ventures of $101.5 million. These investments were initially funded entirely with cash, and during 2010, financing was obtained for the communities. During the comparable period in 2009, returns of investments in unconsolidated real estate joint ventures primarily related to reimbursements of excess capital contributions and non-operating cash flows.

Cash flows provided by financing activities for the year ended December 31, 2010 and 2009 were $433.7 million and $394.5 million, respectively. For the year ended December 31, 2010, net proceeds from our Initial Public Offering were approximately $444.7 million, compared to $410.7 million for the comparable period in 2009. Additionally, financing proceeds increased due to obtaining additional draws from our credit facility as well as a financing for one of our wholly owned multifamily communities. For the year ended December 31, 2010, distributions on our common stock increased due to increased common stock outstanding from our Initial Public Offering as compared to the year ended December 31, 2009.

We expect our total distributions declared to continue to rise, even with the lower distribution rate, because of the growing number of shares outstanding as we make continued sales under our Initial Public Offering; though the lower distribution rate will allow a higher proportion of our distribution to be funded from earnings or cash flow from operating activities than would be the case with the prior distribution rate. We expect to fund increased distributions from earnings and cash flow on the increased amount of investments and, to the extent necessary, from the proceeds of our Initial Public Offering.

Year ended December 31, 2009 as compared to the year ended December 31, 2008

As of December 31, 2009, we had made investments in 20 multifamily communities, 12 in various stages of lease up or development and eight operating multifamily communities. In 2009, we made three wholly owned multifamily acquisitions, where cash flows are reported on a consolidated basis rather than as equity investments. We also began to receive proceeds from our Initial Public Offering in October 2008. As a result, our cash flows for the year ended December 31, 2009 reflect significant differences from the cash flows for the year ended December 31, 2008.

Cash flows provided by operating activities for the years ended December 31, 2009 and 2008 were $0.2 million and $2.4 million, respectively. The year ended December 31, 2009 recognized a net loss as compared to a net income in 2008, primarily due to our 2009 acquisition expenses of approximately $3.4 million from our wholly owned acquisitions and $1.5 million from our BHMP CO-JVs. Prior to 2009, acquisition expenses were not included in net income but included in cash flows from investing activities. Due to our 2009 acquisitions of wholly owned real estate assets, we also benefited from depreciation and amortization related to these assets. During 2009, depreciation and amortization of real estate related assets from both our wholly owned acquisitions and BHMP CO-JVs was approximately $7.6 million, with no similar amount in 2008. Distributions received from our investments increased for the year ended December 31, 2009 primarily from interest income received from increased loan investments made through BHMP CO-JVs.

Cash flows used in investing activities for the years ended December 31, 2009 and 2008 were $341.0 million and $35.4 million, respectively. During 2009, we acquired three wholly owned multifamily communities for all cash. During 2009, we invested in seven new BHMP CO-JVs and contributed capital to three BHMP CO-JVs in connection with restructurings of their investments in the respective Property Entities. During 2008, our primary investments related to fulfilling our loan and equity fundings of our ten BHMP CO-JV investments. Also providing a source of investing cash flow for the year ended December 31, 2009 were BHMP CO-JV distributions which were returns of investments in unconsolidated real estate joint ventures, primarily related to an excess contribution to the Veritas BHMP CO-JV funded in 2008 and returned during 2009.

Cash flows provided by financing activities for the years ended December 31, 2009 and 2008 were $394.5 million and $3.4 million, respectively. Financing activities increased due to our Initial Public Offering commencing in September 2008. Additionally, financing activities increased due to obtaining new financing for one of our wholly owned multifamily communities. The acquisition of this community was initially funded entirely with cash and then financed, receiving net proceeds of approximately $50.4 million. For the year ended December 31, 2009, distributions increased due to higher distribution rates and increased common stock outstanding from our Initial Public Offering as compared to the same period in 2008. There was no capital raise for the nine months ended September 30, 2008. Our board of directors increased the distribution rate from an effective annual rate of 6.5% to 7.0% in March 2009, resulting in increased distributions. Offering costs paid were significantly higher for the year ended December 31, 2009, because offering costs paid are a factor of our common stock sales and our Advisor incurs greater costs in the initial phases of our offering.

Liquidity and Capital Resources

General

Currently, our primary demand for funds are investments in multifamily communities, on our own or through joint ventures, and for the payment of operating expenses and distributions. In January 2011, we announced the termination of our Initial Public Offering by July 31, 2011 (although processing of subscriptions may continue through the last date we may legally accept subscriptions). After the termination of the Initial Public Offering and investment of the proceeds therefrom, we would expect a significant reduction in the use of funds for acquisitions and investments. Generally, cash needs for items other than our investments are expected to be met from operations, and cash needs for our investments, including acquisition expenses, are expected to be met from the net proceeds from our Initial Public Offering and other offerings of our securities as well as debt secured by our real estate investments. However, there may be a delay between the sale of our shares, the timing of investments in real estate and loans and the receipt of income from such investments, which could result in a delay in the benefits to our stockholders of returns generated from our operations. During this period, we may use proceeds from our Initial Public Offering and our financings to fund distributions to our stockholders. During this period, we may also decide to temporarily invest any uninvested proceeds in investments at lower returns than our targeted investments in real estate and real estate-related assets. These lower returns may affect our ability to make distributions or the amount actually disbursed. We also intend to use our $150 million credit facility to meet short-term liquidity requirements, including for new investments.

In June 2010, our board of directors reduced our distribution rate from an annual rate of 7.0% to 6.0% (based on a $10 share price) beginning in the month of September 2010. Although there continue to be favorable fundamentals in our targeted multifamily investments, the board took this action in light of compression in capitalization rates due mainly from increased demand from multifamily investors. As noted above, the lower distribution rate will allow a higher proportion of our distribution to be funded from earnings or cash flow from operating activities than would be the case with the prior distribution rate.

Short-Term Liquidity and Short-Term Debt

Currently, our primary indicators of short-term liquidity are our cash and cash equivalents, the proceeds from our Initial Public Offering, and our credit facility. As of December 31, 2010, our cash and cash equivalents balance was $52.6 million, compared to $77.5 million as of December 31, 2009. On a daily basis, cash is primarily affected by our net proceeds from our Initial Public Offering. As of December 31, 2010, we sold approximately 90.8 million shares, including DRIP, of our common stock with gross proceeds of approximately $903.3 million. For the year ended December 31, 2010, we received gross proceeds from our Initial Public Offering, including our DRIP, of approximately

$472.9 million. For the year ended December 31, 2009, we received gross proceeds of approximately $419.5 million. After the termination of our Initial Public Offering, we will be more dependent on our cash flow from operating activities and the other sources noted. Cash flow operating activities were $2.6 million and $0.2 million for the years ended December 31, 2010 and 2009, respectively. We also expect our operating cash flows to increase from a full year of operations from our 2010 investments.

Our cash and cash equivalents are invested in bank demand deposits, bank money market accounts and a high grade money market fund. We manage our credit exposure by diversifying our investments over several financial institutions.

Our primary operating expenditures are payments related to wholly owned property operations, asset management fees and general and administrative expenses. We currently meet these obligations from cash flow from operating activities. Because we evaluate our investments fully loaded for all costs, we primarily fund acquisition expenses from the proceeds of our Initial Public Offering. As the amount of our real estate investments increases, we would expect these expenses to also increase. Depending on the timing and magnitude, we may evaluate other short-term financing options.

On March 26, 2010, we closed on a $150.0 million credit facility. We intend to use the facility to provide greater flexibility in our cash management. If circumstances provide us with incentives to acquire investments in all-cash transactions, we may draw on the credit facility for the funding. When we have excess cash, we have the option to pay down the facility. The total borrowings we are eligible to draw depends upon the value of the collateral we have pledged. During 2010, we pledged additional collateral in support of the facility and, as of December 31, 2010, we may additionally draw approximately $86.0 million, up to an aggregate amount of $150.0 million; however, future borrowings under the credit facility are subject to periodic revaluations, either increasing or decreasing available borrowings. The carrying amount of the credit facility and the average interest rate for different periods is summarized as follows (amounts in millions):

	As of December 31, 2010		For the Year Ended December 31, 2010		
	Balance Outstanding	Average Rate[(a)]	Average Balance Outstanding[(b)]	Average Rate[(a)]	Maximum Balance Outstanding
Credit Facility Borrowings	$64.0	2.35%	$39.6	2.40%	$103.0

(a) The average rate is based on month-end rates for the period.

(b) The range of our outstanding balances was $0 to $103.0 million for the year ended December 31, 2010. The balances fluctuate due to the timing and magnitude of investment acquisitions and cash balances primarily related to the gross proceeds raised in our Initial Public Offering.

Long-Term Liquidity, Acquisition and Property Financing

Our primary funding source for investments is the proceeds we receive from our Initial Public Offering, joint venture arrangements and debt financings. In the offering, we may sell up to $2 billion in gross proceeds from our primary offering and $475 million in gross proceeds from our DRIP. Total offering expenses are expected to be approximately 11% of the gross proceeds from our primary offering, netting approximately 89% that is generally available for new investment, before funding of distributions and other operations as discussed above.

During the second half of 2010, monthly gross proceeds raised from our Initial Public Offering were trending down. In the third and fourth quarter, gross proceeds raised were $78.2 million per quarter. For the third quarter and fourth quarter of 2009, gross proceeds raised were $98.6 million and $147.3 million, respectively. The stock sales trends have not had an effect on our operations, and in the first two months of 2011, we have seen an increase in the raise of over 10% from the fourth quarter of 2010.

Our board of directors has determined to end offering activities in respect of the primary portion of our Initial Public Offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011 (although processing of subscriptions may continue through the last date we may legally accept subscriptions). Although future stock sales are difficult to forecast, we would expect that our stock sales to increase as investors sometimes wait until the end of the offering period before deciding to invest. There is no assurance that this will occur for our Initial Public Offering. After our Initial Public Offering, we will be dependent on the short-term and long-term liquidity sources discussed in this section. We would also expect that, with the completion of our Initial Public Offering, the scale of our investment activity will be reduced.

We may increase the number and diversity of our investments by entering into joint ventures with partners such as the BHMP Co-Investment Partner. Through December 31, 2010, we and the BHMP Co-Investment Partner have contributed approximately $359.7 million and $273.8 million, respectively, to the BHMP CO-JVs for acquisition of investments, primarily equity investments and mezzanine loans in multifamily communities. As of December 31, 2010, approximately $26.2 million of PGGM's $300 million commitment remains unfunded; however, in the event that certain investments are refinanced or new property debt is placed within two years from the date of acquisition, the amount of unfunded commitment may be increased. PGGM is an investment vehicle for Dutch pension funds. We understand PGGM has assets that exceed over 4 billion euro. Accordingly, we believe PGGM has adequate financial resources to meet its funding commitments and its BHMP CO-JV obligations.

As of December 31, 2010, if the remaining BHMP Co-Investment Partner funding commitment is drawn, our corresponding share to the BHMP CO-JVs would be approximately $16.7 million. We anticipate raising this capital and capital for future investments in BHMP CO-JVs from the proceeds of our Initial Public Offering and other sources described in this section.

As of December 31, 2010, we and our BHMP CO-Investment Partner have five equity investments in Property Entities that include other third party owners. These Property Entities have property debt and/or other joint venture obligations, and in certain cases guarantees by affiliates of the third party owners. Where third party owners have obligations to fund their share of commitments, we believe these owners have the resources to meet their share of these obligations. However, in the event that these parties are unable to meet their share of joint venture obligations, there could be adverse consequences to the operations of the respective multifamily community and we and our BHMP Co-Investment Partner may have to fund any deficiency. Our share of such deficiency could be significant but we believe would be funded from the sources described under this heading.

For each equity investment, we will also evaluate the use of new or existing property debt, including our $150 million credit facility. Accordingly, depending on how the investment is structured, we may utilize financing at our parent company level (primarily related to our wholly owned investments), at the BHMP CO-JV level or at the Property Entity level, where there are unaffiliated third-party owners. Based on current market conditions and our investment and borrowing policies, we would expect our share of property debt financing to be approximately 50% to 60% following the investment of the proceeds raised from the Initial Public Offering and upon stabilization of our portfolio. If property debt is used on wholly owned properties, we expect it to be secured by the property (either individually or pooled for the credit facility), including rents and leases. BHMP CO-JV and Property Entity level debt, which is also secured by the property, including rents and leases, has been obtained in the forms of construction financings and permanent mortgages. Property Entity debt or BHMP CO-JV level debt is not an obligation or contingency for us but does allow us to increase our access to capital. Lenders for these mortgage loans payable have no recourse to us or the applicable BHMP CO-JV other than carve-out guarantees for certain matters such as environmental conditions, misuse of funds and material misrepresentations. We will generally seek non-recourse financing, particularly for stabilized communities. As of December 31, 2010, all of our debt, other than borrowings under our credit facility, is individually secured property debt.

As of December 31, 2010, the total carrying amount of debt, including our approximate pro rata share is summarized as follows (amounts in millions; LIBOR at December 31, 2010 was 0.26%):

	Total Carrying Amount	Weighted Average Interest Rate	Maturity Dates	Our Approximate Share[a]
Parent Company Level:				
Permanent mortgages—fixed interest rates	$ 93.4	4.78%	2013 to 2017	$ 93.4
Credit Facility	64.0	Monthly LIBOR + 2.08%	2017	64.0
BHMP CO-JV Level:				
Permanent mortgages—fixed interest rates	290.7	4.38%	2013 to 2020	163.3
Construction loans—variable interest rates	47.0	Monthly LIBOR + 2.50%	2011	25.9
Property Entity Level:				
Construction loans—variable interest rates[b]	230.2	Monthly LIBOR + 2.39%	2011 to 2013	92.6
Permanent mortgages—fixed interest rates	23.0	6.46%	2013	11.7
Total	$748.3			$450.9

(a) Our approximate share for BHMP CO-JV and Property Entity level is calculated based on our share of the back-end equity interest, as applicable.

(b) Each construction loan has provisions allowing for extensions, generally two, one-year options if certain operation performance levels have been achieved as of the maturity date.

Certain of these debts contain covenants requiring the maintenance of certain operating performance levels. As of December 31, 2010, we believe the respective borrowers were in compliance with these covenants. The above table excludes debts owed to BHMP CO-JV or us and does not include debt of Property Entities in which a BHMP CO-JV has not made an equity investment.

Contractual principal payments for mortgages, credit facility, and construction loans for each of the five years from December 31, 2010 are as follows (in millions):

	Parent Company Level	BHMP CO-JV Level	Property Entity Level
2011	$ 0.6	$ 48.3	$142.4
2012	$ 0.6	$ 1.7	$ 35.1
2013	$ 25.1	$ 57.0	$ 75.7
2014	$ —	$ 1.6	$ —
2015	$ —	$ 77.0	$ —
2016 and thereafter	$131.1	$152.1	$ —

We would expect to refinance these borrowings at or prior to their respective maturity dates. There is no assurance that at those times market terms would allow financings at comparable interest rates or leverage levels. As a part of the BHMP CO-JV governing agreements, the BHMP CO-JVs shall not have individual or aggregate permanent financing leverage greater than 65% of the BHMP CO-JV property fair values unless the BHMP Co-Investment Partner approves a greater leverage rate. In addition, we would anticipate that for some of these communities, lower leverage levels may be necessary or beneficial which may require additional contributions from us or the BHMP CO-JVs. We expect to use proceeds from our Initial Public Offering or other sources discussed in this section to fund any such capital contributions.

As of December 31, 2010, the BHMP CO-JVs had one BHMP CO-JV level construction loan payable for $47.0 million which is due in June 2011. In addition, the BHMP CO-JVs that have made equity investments in Property Entities had four Property Entity level construction loans payable for $230.2 million. The Property Entity level construction loans are the responsibility of the Property Entity, with two of these construction loans having guarantees provided by third party developers. Although the Property Entity level construction loans payable are not a responsibility of the BHMP CO-JV or us, these construction loans payable as well as the BHMP CO-JV level construction loan payable will require permanent financing at their maturity dates, including any extension options. In obtaining permanent financing, the BHMP CO-JV or the Property Entity may be required to pay off or partially pay down the construction loans payable. During 2009 and 2010, the BHMP CO-JVs made investments in five Property Entities to retire or partially pay down other construction loans. Our share of these loan payments by BHMP CO-JVs was approximately $60.2 million. Generally, the instances where the entire loans were paid off were due to situations where the BHMP CO-JV was able to acquire 100% of the ownership interest in the multifamily community and the lenders were not willing to reduce the interest rate to market or were willing to accept a discount to extinguish the construction loan. Generally, the instances where the loans were partially paid down were due to situations where the BHMP CO-JV acquired less than 100% of the ownership in a community or we were seeking short-term bridge financing, and the lenders required lower leverage. We believe we bettered our economic position in each of these situations, either from a loan discount, a loan extension, priority distribution terms and/or the ability to refinance at lower interest rates. Although each situation has its own circumstances and involve different lenders and investors, the BHMP CO-JVs may decide to make additional investments in the remaining five multifamily communities with construction loans. Our share of these investments could be material and we would expect to use proceeds from our Initial Public Offering or other sources discussed in this section to fund any such amounts. Such fundings could affect our ability to make other investments.

In relation to historical averages, favorable financing terms are currently available for high quality multifamily communities. As of December 31, 2010, the weighted average interest rate on our wholly owned communities fixed interest financings was 4.78%. During the year ended December 31, 2010, we assumed or closed on $42.6 million of financing collateralized by our real estate investment in Acacia on Santa Rosa Creek and Mariposa Loft Apartments. The mortgage loans payable have a term of three to seven years with principal and interest or interest-only payments at a weighted average fixed interest rate of 4.85%.

As of December 31, 2010, the weighted average interest rate on BHMP CO-JV level fixed interest financings was 4.38%. During the year ended December 31, 2010, nine BHMP CO-JVs closed mortgage financings of $205.7 million. These mortgage loan payables have an initial term of five to ten years with a weighted average fixed interest rate of 4.14%.

We also evaluate existing financing terms in light of current market terms. If more favorable terms can be obtained, considering prepayment costs and availability and costs of refinancing, we may also prepay existing debt. In September 2010, the Halstead BHMP CO-JV paid off its mortgage loan at a par price of $24.0 million without penalty. The mortgage loan payable carried a face rate of 6.17%, and in October 2010, the Halstead BHMP CO-JV obtained a new mortgage loan for $15.7 million with a lower effective interest rate of 3.79%. If similar opportunities become available, we expect to use proceeds from our Initial Public Offering and other sources described in this section to fund any such refinancing.

As of December 31, 2010, we currently have two wholly owned communities with a combined carrying value of approximately $99.2 million that are not encumbered by any secured debt. In addition, four BHMP CO-JVs have wholly owned communities with total carrying values of approximately $182.7 million that are not encumbered by any secured debt. We currently intend to obtain secured financing for each of these multifamily communities.

Additionally, we may use our credit facility to provide bridge or long-term financing for our wholly owned communities. Where the credit facility is used as bridge financing, we would use proceeds on a temporary basis until we could secure permanent financing. The proceeds of such permanent financing would then be available to repay borrowings under the credit facility. However, the credit facility may be used on a longer term basis, similar to permanent financing. Other potential future sources of capital may include proceeds from arrangements with other joint venture partners, proceeds from the sale of our investments, if and when they are sold, and undistributed cash flow from operating activities.

We may also sell our debt or equity securities, either privately or publicly placed. Management anticipates within four to six years after the termination of our Initial Public Offering we will begin the process of either listing our common stock on a national securities exchange or liquidating our assets, depending on the then current market conditions.

For each equity investment made by us or by the applicable BHMP CO-JV or Property Entity, we will also evaluate requirements for capital expenditures. As of December 31, 2010, of the 31 multifamily communities in which we have equity investments, three are BHMP CO-JVs multifamily communities in Property Entities with ongoing, insignificant construction expenditures which are anticipated to be funded from existing construction financing. In connection with our December 2010 acquisition of the Allegro multifamily community, we acquired land for an additional multifamily development. As of December, 31, 2010, we have started initial development activities but have not entered into any significant commitments. We intend to utilize existing cash balances, our credit facility, or a construction loan to finance the development.

Also related to our 2010 investments, we expect to make deferred maintenance expenditures of $1 to 2 million. We substantially funded our share of these expenditures at the inception of the BHMP CO-JVs or from cash reserves for wholly owned investments. Due to their recent construction, property capital expenditures are not expected to be significant in the near term. When they do occur, we would expect recurring capital expenditures to be funded from the BHMP CO-JVs or our cash flow from operating activities. For non-recurring capital expenditures, we would look to the capital sources noted above. Other than as discussed above, as of December 31, 2010, neither we nor any of the BHMP CO-JVs have any other significant commitments for property capital expenditures for operating multifamily communities.

Distributions

The distributions funded with cash for the years ended December 31, 2010 and 2009 were approximately $25.1 million and $11.5 million, respectively. Distributions funded through the issuance of shares under our DRIP for the years ended December 31, 2010 and 2009 were approximately $28.2 million and $8.8 million, respectively. For the years ended December 31, 2010 and 2009, cash flow from operating activities was approximately $2.6 million and $0.2 million, respectively. For the years ended December 31, 2010 and 2009, distributions to stockholders funded with cash exceeded cash flow from operating activities by $22.5 million and $11.3 million, respectively. Such differences were funded from proceeds from our Initial Public Offering. For more information about our distributions and our distribution policy, see Item 5, "Market for Registrant's Common Equity, Related Stockholder

Matters, and Issuer Purchases of Equity Securities—Distributions" of this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

Our primary off-balance sheet arrangements relate to investments in unconsolidated real estate joint ventures. As of December 31, 2010, we had 23 investments in unconsolidated joint ventures, all of which are BHMP CO-JVs and are recorded on the equity basis of accounting. None of these investments are variable interest entities. They are reported on the equity basis of accounting because we do not have a controlling interest in the entity. See the "Critical Accounting Policies and Estimates" section above for additional discussions of our consolidation policies and critical assumptions.

As of December 31, 2010, certain of the BHMP CO-JVs are subject to senior mortgage loans as described in the following table. These loans are senior to our equity investments in the BHMP CO-JVs. The lenders for these mortgage loans have no recourse to us or the applicable BHMP CO-JV other than carve-out guarantees for certain matters such as environmental conditions, misuse of funds and material misrepresentations. These loans payable are referred to as BHMP CO-JV level borrowings, which except as noted, are all mortgage loans (amounts in millions; LIBOR at December 31, 2010 was 0.26%):

BHMP CO-JV Level Borrowings	Loan Amount	Loan Type	Interest Rate	Maturity Date
Skye 2905[a]	$ 47.0	Interest-only	Monthly Libor + 250 bps -	June 2011[b][c]
Waterford Place	59.0	10-year amortizing	4.83% - Fixed	May 2013[b][d]
4550 Cherry Creek	28.6	Interest-only	4.23% - Fixed	March 2015[d]
Calypso Apartments and Lofts	24.0	Interest-only	4.21% - Fixed	March 2015[d]
7166 at Belmar	22.8	Interest-only	4.11% - Fixed	June 2015[d]
Burroughs's Mill	26.0	Interest-only	5.29% - Fixed	October 2016[d]
Fitzhugh Urban Flats	28.0	Interest-only	4.35% - Fixed	August 2017[d]
Eclipse	20.8	Interest-only	4.46% - Fixed	September 2017[d]
Briar Forest Lofts	21.0	Interest-only	4.46% - Fixed	September 2017[d]
Tupelo Alley	19.3	Interest-only	3.58% - Fixed	October 2017[d]
Forty55 Lofts	25.5	Interest-only	3.90% - Fixed	October 2020[d]
Halstead	15.7	Interest-only	3.79% - Fixed	November 2017[d]
Total	$337.7			

As of December 31, 2010, Property Entities reported by BHMP CO-JVs on the consolidated basis of accounting are subject to mortgage loans as described in the following table. These loans are senior to any equity or debt investments by the BHMP CO-JVs. The lenders for these loans have no recourse to us or the BHMP CO-JVs with recourse only to the applicable Property Entities and to affiliates of the project developers that have provided completion and repayment guarantees. These loans payable are referred to as Property Entity level borrowings (amounts in millions; LIBOR at December 31, 2010 was 0.26%):

Property Entity Level Borrowings	Loan Amount	Loan Type	Interest Rate	Maturity Date
Bailey's Crossing[a]	$ 71.1	Interest-only	Monthly LIBOR + 275 bps	November 2011[b][c]
The Reserve at Johns Creek Walk	23.0	Interest-only	6.46% - fixed	March 2013[d]
55 Hundred[a]	52.7	Interest-only	Monthly LIBOR + 300 bps	November 2013[b][c]
Total	$146.8			

(a) Construction loan.

(b) These loans may be eligible for extension periods of up to three years, subject to certain conditions that may include certain fees and the commencement of monthly principal payments.

(c) The loan may generally be prepaid in full or in part without penalty.

(d) These loans may generally not be prepaid without the consent of the lender and/or payment of a prepayment penalty.

As of December 31, 2010, three of the BHMP CO-JVs have mezzanine or mortgage loan investments outstanding in Property Entities. These Property Entities and their affiliates have provided the BHMP CO-JVs with collateral interests in the underlying properties, development projects, improvements, their interests in the Property Entities and/or financial and performance guarantees of the developers and certain of their affiliates. These Property Entities have also obtained additional financings that are senior to the BHMP CO-JV mezzanine or mortgage loan investments, including, for certain BHMP CO-JVs, their equity investment. The senior loans with respect to these Property Entities, as well as other senior loans in other Property Entities, are secured by the developments and improvements and may be further secured with repayment and completion guarantees from the unaffiliated developers or their affiliates. We or the BHMP CO-JVs have no contractual obligations on these senior level financings obtained by the Property Entities. These senior level financings have rates and terms that are different from our loan investment rates and terms. In addition, the financial institutions providing these loans have, in some cases, independent unfunded obligations under the loan terms. See "Results of Operations—Fiscal year ended December 31, 2010 as compared to December 31, 2009" for discussion of The Cameron note receivable.

We have no other off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

We have contractual obligations related to our mortgage loan payables and credit facility. The following table summarizes our primary contractual obligations as of December 31, 2010 (amounts in millions):

Mortgage loan	Total	2011	2012	2013	2014	2015	Thereafter
Principal payments	$ 93.4	$0.6	$0.6	$25.1	$—	$—	$ 67.1
Interest expense	22.3	4.5	4.4	3.6	3.3	3.2	3.3
	115.7	5.1	5.0	28.7	3.3	3.2	70.4
Credit Facility[(a)]							
Principal payments	64.0	—	—	—	—	—	64.0
Interest expense and fees	18.5	3.0	3.0	3.0	3.0	3.0	3.5
	82.5	3.0	3.0	3.0	3.0	3.0	67.5
Total	$198.2	$8.1	$8.0	$31.7	$6.3	$6.2	$137.9

(a) The principal amounts provided for our credit facility are based on amounts outstanding as of December 31, 2010, which are currently not due until final maturity of the credit facility. We expect to increase the borrowings under the credit facility and accordingly, the contractual principal obligations may increase in future periods. The interest expense and fees for the credit facility are based on the minimum interest and fees due as of December 31, 2010 under the credit facility. Amounts are included through the current stated maturity date of April 2017.

Each of the BHMP CO-JV equity investments that include unaffiliated third-party partners also includes buy/sell provisions. Under these provisions and during specific periods, a partner could make an offer to purchase the interest of the other partner and the other partner would have the option to accept the offer or purchase the offering partner's interest at that price. As of December 31, 2010, no such offers are outstanding.

The Bailey's Crossing and The Cameron BHMP CO-JVs may become separately obligated to purchase a limited partnership interest in the related Property Entity at a price set through an appraisal process if the limited partners were to exercise their rights to put their interests to the BHMP CO-JVs. The obligations are for defined periods ranging from less than one year to three years. As the prices would be based on future events and valuations, we are not able to estimate this amount if exercised; however, the limited partners' combined invested capital as of December 31, 2010 is approximately $22.1 million. Based on this value, our combined share of these BHMP CO-JV obligations would be approximately $12.2 million. During 2010, the Grand Reserve BHMP CO-JV exercised its right to cancel a contingent sell option held by the developer in the Property Entity.

The multifamily communities in which we have investments may have commitments to provide affordable housing. Under these arrangements, we generally receive from the resident a below-market rent, which is determined by a local or national authority. In certain arrangements, a local or national housing authority makes payments covering some or substantially all of the difference between the restricted rent paid by residents and market rents. In connection with our acquisition of The Gallery at NoHo Commons, we assumed an obligation to provide affordable housing through 2048. As partial reimbursement for this obligation, the housing authority will make level annual payments of approximately $2.0 million through 2028 and no reimbursement for the remaining 20-year period. We may also be required to reimburse the housing authority if certain operating results are achieved on a cumulative basis during the term of the agreement. At the acquisition, we recorded a liability of $14.0 million based on the fair value of terms over the life of the agreement. We will record rental revenue from the housing authority on a straight line basis, deferring a portion of the collections as deferred lease revenues. As of December 31, 2010 and December 31, 2009, we have approximately $15.9 million and $15.2 million, respectively, of carrying value for deferred lease revenues and other related liabilities.

Our board of directors has authorized a share redemption program. During the year ended December 31, 2010, our board of directors approved redemptions for 1.8 million shares of common stock for approximately $16.0 million. We have funded and intend to continue funding these redemptions from the proceeds from our Initial Public Offering. For more information about our share redemption program, see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Share Redemption Program" of this Annual Report on Form 10-K.

Subsequent to the year ended December 31, 2010, we are under contract to purchase three multifamily communities for a total purchase price of approximately $194.7 million, excluding closing costs. As of March 25, 2011, we have made a total of $4.5 million in earnest money deposits on these multifamily communities. If consummated, we expect that the acquisitions would be made through wholly owned subsidiaries of our operating partnership or newly created BHMP CO-JVs. The consummation of each purchase remains subject to substantial conditions, including, but not limited to, (1) the satisfaction of the conditions to the acquisition contained in the relevant contracts; (2) no material adverse change occurring relating to the multifamily community or in the local economic conditions; (3) our receipt of sufficient net proceeds from the Initial Public Offering and financing proceeds to make the acquisition; and (4) our receipt of satisfactory due diligence information, including environmental reports and lease information. Other investments may be identified in the future that we may acquire before or instead of these multifamily communities.

Subsequent to the year ended December 31, 2010, the Waterford Place BHMP CO-JV entered into a purchase and sale agreement for a sales price of $110 million for the Waterford Place multifamily community. The Waterford Place BHMP CO-JV has received an earnest money deposit of $2.0 million. As of December 31, 2010, the net carrying value of the multifamily community is approximately $74.2 million and is subject to mortgage financing of $59.0 million. The consummation of the sale is subject to various conditions, and there is no assurance that the sale will be consummated.

Funds from Operations and Modified Funds from Operations

Funds from operations ("FFO") is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our and our Co-Investment Ventures' portfolios, which include, but are not limited to, equity and mezzanine, mortgage and bridge loan investments in existing operating properties and properties in various stages of development and the accounting treatment of the investments in accordance with our accounting policies.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management, investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO") as defined by the Investment Program Association ("IPA"). MFFO excludes from FFO the following items:

(1) acquisition fees and expenses;

(2) straight line rent amounts, both income and expense;

(3) amortization of above or below market intangible lease assets and liabilities;

(4) amortization of discounts and premiums on debt investments;

(5) impairment charges;

(6) gains or losses from the early extinguishment of debt;

(7) gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8) gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9) gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10) gains or losses related to contingent purchase price adjustments; and

(11) adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is a helpful measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing the sustainability of operating performance. As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

- *Acquisition expenses.* In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both business combinations and equity investments were capitalized; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisitions costs have been and will continue to be funded from the proceeds of our Initial Public Offering and other financing sources and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.

- *Impairment charges, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments*. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.
- *Adjustments for amortization of above or below market intangible lease assets*. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate.
- *Adjustments for straight line rents and amortization of discounts and premiums on debt investments*. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management's analysis of operating performance.
- *Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price*. Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that assists investors to better align their analysis with management's analysis of long-term, core operating activities. Many of these adjustments are similar to adjustments required by SEC rules for the presentation of proforma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. MFFO also provides useful information in analyzing comparability between reporting periods. Because MFFO is primarily affected by the same factors as FFO but without non-operating changes, particularly valuation changes, we believe fluctuations in MFFO are more indicative of changes in operating activities. MFFO is also more comparable in evaluating our performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as indications of our liquidity, nor are they either indicative of funds available to fund our cash needs, including our ability to make distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect our operating results. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

Our total MFFO has increased from 2008 to 2009 and from 2009 to 2010 due to the earnings contributions from our acquisition programs and improved occupancy and operating performances in lease up properties. We acquired seven and three wholly owned multifamily communities in 2010 and 2009, respectively, and made investments in six and seven new BHMP CO-JVs in 2010 and 2009, respectively. We and the BHMP CO-JVs owned 26 and eight stabilized properties as of December 31, 2010 and 2009, respectively.

Our MFFO was also impacted by our real estate investments in development and lease ups. Until these investments reach stabilization, property operating costs and interest expense in excess of rental revenue will adversely impact MFFO. We believe our investment basis potential for higher returns in these multifamily communities is favorable. For example, our BHMP CO-JVs' investments in Forty55 Lofts, San Sebastian and Cyan/PDX, high quality projects acquired at below-replacement value, required a lease-up period to achieve stabilization. When stabilized, these assets will be well positioned for long-term returns. We believe these investments and our other lease-up investments will add value to our stockholders over our longer-term investment horizon, even if this results in less current-period earnings. See the "Results of Operations" section above for a quantification of the results of our lease ups and development investments.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in millions, except per share amounts):

	For the Years Ended December 31,		
	2010	**2009**	**2008**
Net income (loss)	$(34.6)	$(8.3)	$ 2.6
Real estate depreciation and amortization[a]	43.1	7.6	1.1
FFO	8.5	(0.7)	3.7
Gain on acquisitions of controlling interests[b]	(2.7)	—	—
Gain on early extinguishment of debt[c]	(0.1)	—	—
Acquisition expenses[d]	12.1	5.0	—
Straight-line rents	0.9	0.3	—
MFFO	$ 18.7	$ 4.6	$ 3.7
GAAP weighted average common shares	83.5	32.5	14.4
MFFO per share	$ 0.22	$0.14	$0.26

(a) The real estate depreciation and amortization amount includes our consolidated real estate-related depreciation and amortization of intangibles and our similar share of Co-Investment Venture depreciation and amortization, which is included in earnings of unconsolidated real estate joint venture investments.

(b) For the year ended December 31, 2010, our share of the gain on acquisitions of controlling interests relates to the acquisitions of a controlling interest by The Venue and Skye 2905 BHMP CO-JVs.

(c) For the year ended December 31, 2010, our share of the gain on early extinguishment of debt relates to the Halstead BHMP CO-JV.

(d) Acquisition expenses include our share of expenses incurred by us and our unconsolidated investments in real estate joint ventures, including amounts incurred with our Advisor. Acquisition expenses also include operating expenses that were identified or given credit by the seller in the acquisition but are expensed in accordance with GAAP. Prior to 2009, acquisition costs were capitalized, and accordingly, no acquisition expenses were incurred in 2008.

The following additional information is presented in evaluating the presentation of net income (loss) in accordance with GAAP and our calculations of FFO and MFFO:

- Included in net income (loss) for the year ended December 31, 2010 is our share of the net gain related to fair value in excess of the purchase price for The District Universal Boulevard's acquisition of approximately $1.8 million.

As noted above, we believe FFO and MFFO are helpful to investors and our management as measures of operating performance. FFO and MFFO are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures and principal payment of debt related to investments in unconsolidated real estate joint ventures, are not deducted when calculating FFO and MFFO.

Effective December 31, 2010, we have modified our definition of MFFO to be consistent with the definition established by the IPA. Prior to this modification, our primary adjustments to FFO only included acquisition expenses, impairment charges and adjustments to fair value for derivatives not qualifying for hedge accounting. The primary effect of the modified definition is to include adjustments for straight-lining of rents and to exclude gains or losses from early extinguishment of debt and gains or losses related to acquisition or disposition of controlling interests. Below is a reconciliation of MFFO as previously defined to the current presentation for the three years and quarters ended December 31, 2010:

	For the Years ended December 31,			For the Quarters Ended December 31,		
	2010	2009	2008	2010	2009	2008
MFFO, as previously defined	$20.6	$ 4.3	$ 3.7	$10.4	$ 2.0	$ 0.6
Adjustments under new definition:						
Straight-line rents	0.9	0.3	—	0.2	0.3	—
Gain on early extinguishment of debt	(0.1)	—	—	(0.1)	—	—
Gain on acquisitions of controlling interests	(2.7)	—	—	(2.0)	—	—
MFFO, as currently defined	$18.7	$ 4.6	$ 3.7	$ 8.5	$ 2.3	$ 0.6
GAAP weighted average common shares	83.5	32.5	14.4	99.0	49.1	14.6
MFFO per share	$0.22	$0.14	$0.26	$0.09	$0.05	$0.04

We believe the current definition of MFFO is consistent with industry standards for our operations and provides useful information to investors and management. However, MFFO is not a replacement for financial information presented in conformity with GAAP and should be reviewed in connection with other GAAP measurements.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to the authoritative guidance on the consolidation of variable interest entities. This guidance eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its rights to receive benefits of an entity must be disregarded in evaluating whether an entity is a variable interest entity. This guidance was applicable to us beginning January 1, 2010. The adoption of this guidance did not have an impact on our consolidated financial statements.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to a relatively low inflation rate. The majority of our fixed-lease terms are less than 12 months and reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities. Should inflation return, due to the short term nature of our leases, multifamily investments are considered good inflation hedges.

REIT Tax Election

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and have qualified as a REIT since the year ended December 31, 2007. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve the financing objectives, we borrow primarily at fixed rates or variable rates with what we believe are the lowest margins available and in some cases, the ability to convert variable rates to fixed rates either directly or through interest rate hedges. With regard to variable rate financing, we manage interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

As of December 31, 2010, we had approximately $93.4 million of outstanding debt on our wholly owned communities at a weighted average, fixed interest rate of approximately 4.78%. Additionally, the outstanding amount under our credit facility was $64.0 million as of December 31, 2010, with a weighted average of monthly LIBOR plus 2.08%. Our BHMP CO-JVs with wholly owned communities and our BHMP CO-JVs with equity in Property Entities had borrowed aggregate senior debt of approximately $337.7 million and $253.2 million, respectively (which amount consists of third-party first mortgages and construction loans and excludes loans made to the Property Entities by the BHMP CO-JVs or us). Of this amount, approximately $313.7 million was at fixed interest rates with a weighted average of approximately 4.54% and $277.2 million was at variable interest rates with a weighted average of monthly LIBOR plus 2.41%.

As of December 31, 2010, we have only one wholly owned note receivable with a carrying value of approximately $2.6 million and a fixed interest rate of 10%. Our BHMP CO-JVs had notes receivable from Property Entities of approximately $47.9 million, all of which were at fixed rates, with a weighted average interest rate of approximately 11.1%.

Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate loan receivable unless such instruments are traded or are otherwise terminated prior to maturity. However, interest rate changes will affect the fair value of our fixed rate instruments. As we do not expect to trade or sell our fixed rate debt instruments prior to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt, loans receivable and real estate-related securities would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. As of December 31, 2010, we did not have any loans receivable or real estate-related securities with variable interest rates. We are exposed to interest rate changes primarily as a result of our variable rate debt used to acquire or hold our wholly owned multifamily communities, which as of December 31, 2010 related only to our credit facility, and our wholly owned cash investments. We quantify our exposure to interest rate risk based on how changes in interest rates affect our net income. We consider changes in the 30-day LIBOR rate to be most indicative of our interest rate exposure as it is a function of the base rate for our credit facility and is reasonably correlated to changes in our earnings rate on our cash investments. We consider increases of 0.5%, 1.0% and 1.5% in the 30-day LIBOR rate to be reflective of reasonable changes we may experience in the current interest rate environment. The table below reflects the annual effect of an increase in the 30-day LIBOR to our net income related to our significant variable interest rate exposures for our wholly owned assets and liabilities as of December 31, 2010 (amounts in millions, where positive amounts reflect an increase in income and bracketed amounts reflect a decrease in income):

	Increases in Interest Rates		
	1.5%	**1.0%**	**0.5%**
Credit facility interest expense	$(1.0)	$(0.6)	$(0.3)
Cash investments	0.8	0.5	0.3
Total	$(0.2)	$(0.1)	$ —

There is no assurance that we would realize such income or expense as such changes in interest rates could alter our asset or liability positions or strategies in response to such changes. The table also does not reflect changes in operations related to our unconsolidated investments in real estate joint ventures, where we do not have control over financing matters and substantial portions of variable rate debt related to multifamily development projects where interest is capitalized.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations as of December 31, 2010.

Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 is included in our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Change in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2010, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2009, the effectiveness of our internal control over financial reporting using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls, as of December 31, 2010, were effective in providing reasonable assurance regarding reliability of financial reporting

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Because our directors take a critical role in guiding our strategic direction and oversee our management, they must demonstrate broad-based business and professional skills and experiences, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, our directors must have time available to devote to board activities and to enhance their knowledge of our industry. As described further below, we believe our directors have the appropriate mix of experiences, qualifications, attributes and skills required of our board members in the context of the current needs of our company.

Robert M. Behringer, 62, is our Chairman of the Board and a director. Mr. Behringer is also the founder, sole manager and Chief Executive Officer of Behringer Harvard Holdings, the indirect parent company of our Advisor. Mr. Behringer also serves as Chairman of the Board and a director of Behringer Harvard REIT I, Inc. ("Behringer Harvard REIT I"), Behringer Harvard Multifamily REIT II, Inc. ("Behringer Harvard Multifamily REIT II") (as of the date of this Annual Report on Form 10-K, its initial registration statement had been filed, but not yet declared effective), Behringer Harvard Opportunity REIT I, Inc. ("Behringer Harvard Opportunity REIT I") and Behringer Harvard Opportunity REIT II, Inc. ("Behringer Harvard Opportunity REIT II"), all publicly registered real estate investment trusts. In addition to overseeing various real estate transactions, as an officer and director of Behringer Harvard-sponsored programs and their advisors, Mr. Behringer has overseen the acquisition, structuring and management of various types of real estate-related loans, including mortgages and mezzanine loans. Since 2002, Mr. Behringer has been a general partner of Behringer Harvard Short-Term Opportunity Fund I LP ("Behringer Harvard Short-Term Opportunity Fund") and Behringer Harvard Mid-Term Value Enhancement Fund I LP ("Behringer Harvard Mid-Term Value Enhancement Fund"), each a publicly registered real estate limited partnership. Mr. Behringer also controls the general partners of Behringer Harvard Strategic Opportunity Fund I LP ("Behringer Harvard Strategic Opportunity Fund I") and Behringer Harvard Strategic Opportunity Fund II LP ("Behringer Harvard Strategic Opportunity Fund II"), private real estate limited partnerships. Since 2001, Mr. Behringer also has been the Chief Executive Officer of the other companies affiliated with Behringer Harvard Holdings, LLC.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately-held REIT formed by Mr. Behringer that has been liquidated and that had a net asset value of approximately $200 million before its liquidation. Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989 that invested in single asset limited partnerships. From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (now known as Lend Lease Real Estate Investments, Inc.), one of the largest pension funds advisors and owners of real estate in the United States. While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the south-central United States, which included working on mortgage loan "workouts" and restructurings. The portfolio included institutional-quality office, industrial, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion. Mr. Behringer's experience at Equitable required him to negotiate unique terms (such as loan length, interest rates, principal payments, loan covenants (i.e., debt to equity ratios), collateral, guaranties and general credit enhancements) for each restructured loan, specifically tailored to the debtor's particular facts and circumstances and market conditions. Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management and finance activities, including approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational space. Since the founding of the Behringer Harvard organization, Mr. Behringer's experience includes an additional approximately 140 properties, with over approximately 31 million square feet of office, retail, industrial, apartment, hotel and recreational properties. Mr. Behringer is a Certified Property Manager, Real Property Administrator and Certified Hotel Administrator, holds FINRA Series 7, 24 and 63 registrations and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute and the Real Estate Council. Mr. Behringer was also a licensed certified public accountant for over 20 years. Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Our board of directors has concluded that Mr. Behringer is qualified to serve as Chairman of the Board and one of our directors for reasons including his over 25 years of experience in real estate investing and having sponsored numerous public and private real estate programs. With this background, we believe Mr. Behringer has the depth and breadth of experience to implement our business strategy. Further, as Chairman of the Board and a director of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Opportunity REIT II, he has an understanding of the requirements of serving on a public company board and the leadership experience necessary to serve as the Chairman of the Board of our company.

Robert S. Aisner, 64, is our Chief Executive Officer and also serves as one of our directors. In addition, Mr. Aisner serves as President, Chief Executive Officer and a director of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Opportunity REIT II and Chief Executive Officer of Behringer Harvard Multifamily REIT II. Mr. Aisner is also Chief Executive Officer of our Advisor. Mr. Aisner has over 30 years of commercial real estate experience. In addition to Mr. Aisner's commercial real estate experience, as an officer and director of Behringer Harvard-sponsored programs and their advisors, Mr. Aisner has overseen the acquisition, structuring and management of various types of real estate-related loans, including mortgages and mezzanine loans. From 1996 until joining Behringer Harvard in 2003, Mr. Aisner served as: (1) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT focused on the development, acquisition and management of upscale apartment communities and served as advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities; (2) President of AMLI Management Company, which oversaw all of AMLI's apartment operations in 80 communities; (3) President of the AMLI Corporate Homes division that managed AMLI's corporate housing properties; (4) Vice President of AMLI Residential Construction, a division of AMLI that performed real estate construction services; and (5) Vice President of AMLI Institutional Advisors, the AMLI division that served as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI's Executive Committee and Investment Committee. During Mr. Aisner's tenure, AMLI was actively engaged in real estate debt activities, some of which were similar to our current loan structures. In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate's Prime Property Fund, and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management group. From 1984 to 1994, Mr. Aisner served as Vice President of HRW Resources, Inc., a real estate development and management company. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Our board of directors has concluded that Mr. Aisner is qualified to serve as one of our directors for reasons including his over 30 years of commercial real estate experience. This experience allows him to offer valuable insight and advice with respect to our investments and investment strategies. In addition, as the Chief Executive Officer of our advisor and with prior experience as an executive officer of a New York Stock Exchange-listed REIT, Mr. Aisner is able to direct to the board of directors to the critical issues facing our company. Further, as a director of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, and Behringer Harvard Opportunity REIT II, he has an understanding of the requirements of serving on a public company board.

Sami S. Abbasi, 45, has served as one of our independent directors since November 2006. Mr. Abbasi has served as Chairman and Chief Executive Officer of National Surgical Care, Inc., which owns, develops, and operates surgical facilities in partnership with physicians and healthcare systems, since January 2007. From November 2004 to November 2006, Mr. Abbasi served as President and Chief Executive Officer of Radiologix, Inc., a provider of diagnostic imaging services, which was acquired by RadNet, Inc., formerly known as Primedex Health Systems, Inc., in November 2006. From February 2005 until November 2006, Mr. Abbasi served as a director of Radiologix. Mr. Abbasi served as Executive Vice President and Chief Operating Officer of Radiologix from October 2003 until November 2004 and as Executive Vice President and Chief Financial Officer of Radiologix from December 2000 until March 2004. Radiologix was a leading national provider of diagnostic imaging services and was listed on the American Stock Exchange until its November 2006 acquisition by Primedex. From January 2000 through June 2000, Mr. Abbasi served as Chief Financial Officer and Chief Operating Officer of Adminiquest, Inc., a private company that provided web-enabled and full-service outsourcing solutions to the insurance and benefits industry. From August 1996 through December 1999, Mr. Abbasi was Senior Vice President and Chief Financial Officer of Radiologix. From January 1995 through July 1996, Mr. Abbasi served as Vice President in the Healthcare Group of Robertson, Stephens and Company, where he was responsible for investment banking business development and executing a broad range of corporate finance transactions and mergers and acquisitions. From June 1988 through January 1995, Mr. Abbasi held various positions at Citicorp Securities, including Vice President and Senior Industry Analyst in the Healthcare Group. Mr. Abbasi serves on the board of directors and the audit committee for American CareSource Holdings, Inc. Mr. Abbasi received his Masters of Business Administration from the University of Rochester and his Bachelor of Arts, magna cum laude, in Economics from the University of Pennsylvania.

Our board of directors has concluded that Mr. Abbasi is qualified to serve as one of our directors and the chairman of our audit committee for reasons including his significant executive, corporate finance and accounting experience that compliments that of our other board members. In particular, Mr. Abbasi has over 10 years of experience as a director and/or executive officer of private and public companies, with a broad range of responsibilities including those relating to financial statements and coordinating with external auditors. Mr Abbasi also has many years of experience in commercial and investment banking, which background enables Mr. Abbasi to provide valuable insight to our board.

Roger D. Bowler, 66, has served as one of our independent directors since November 2006. Mr. Bowler served in various capacities at Embrey Partners, Ltd. ("Embrey"), a San Antonio, Texas based multifamily development and management company, from 1981 through 2006. From 1991 through 2006, Mr. Bowler served as Executive Vice President for Embrey and was responsible for corporate operations, as well as project feasibility, financing, and sales. Prior to his employment at Embrey, Mr. Bowler established and managed a corporate planning group for a Midwest bank holding company. Mr. Bowler also served as the Senior Financial Officer for a Houston retail and office developer. Mr. Bowler earned a Bachelor's degree in Accounting and a Masters of Business Administration in finance from Michigan State University. From 1984 through 2006, Mr. Bowler served on the Advisory Board of Directors for the JP Morgan Chase Bank of San Antonio. Mr. Bowler currently serves on the Board of Directors for the Marathon Title Insurance Company and American Village Communities, Inc. of Fairfax, Virginia. Mr. Bowler was a member of the National Housing Council prior to his retirement from Embrey.

Our board of directors has concluded that Mr. Bowler is qualified to serve as one of our directors for reasons including his significant experience relating to real estate investments and multifamily investments, in particular. For 25 years, Mr. Bowler served in various capacities at an apartment development and management company, including 15 years as an executive officer. Mr. Bowler also has experience as a director and is actively engaged in the professional community, industry trends and issues in the multifamily space.

Jonathan L. Kempner, 60, has served as one of our independent directors since November 2008. In October 2009, Mr. Kempner became the President of Tiger 21, LLC, a peer-to-peer learning group for high-net-worth investors. Prior to this, Mr. Kempner was President and Chief Executive Officer of the Mortgage Bankers Association ("MBA") from April 2001 to December 2008. MBA is the national association representing the real estate finance industry with over 2,400 member companies, including mortgage companies, mortgage brokers, commercial banks, thrifts life insurance companies and others in the mortgage lending field. In addition, Mr. Kempner served on MBA's Board of Directors (ex officio) and on the board of its business development affiliate, Lender Technologies Corp.

Prior to assuming his role at the MBA, for 14 years, Mr. Kempner was President of the National Multi Housing Council, a leading trade association representing apartment owners, managers, developers, lenders and service providers. Previously from 1983 to 1987, Mr. Kempner was Vice President and General Counsel of Oxford Development Corp., a privately owned real estate services firm in Maryland, with a focus on commercial real estate development, asset and property management, brokerage and investment advisory services. From 1982 to 1983, Mr. Kempner served as Assistant Director and General Counsel of the Pennsylvania Avenue Development Corp., a federally owned real estate firm. From 1981 to 1982, Mr. Kempner also served as Assistant General Counsel to the Charles E. Smith Companies, a significant owner and developer of apartment complexes.

Mr. Kempner practiced law with Fried Frank, a leading international commercial law firm, from 1977 to 1980 immediately following a clerkship for U.S. District Judge David W. Williams of the Central District of California. Mr. Kempner also served as a Special Consultant to the U.S. Department of the Treasury Office of Capital Markets and as a Staff Assistant to the Subcommittee on Representation of Citizen Interests of the U.S. Senate Committee on the Judiciary and in the office of Sen. Abraham Ribicoff.

Mr. Kempner holds a bachelor's degree from the University of Michigan (high honors and high distinction, Phi Beta Kappa) and a law degree from Stanford University Law School, where he served on the Stanford Law Review. Mr. Kempner serves on the editorial boards of numerous real estate publications and is on the board of directors of a nonprofit organization, the Ciesla Foundation.

Our board of directors has concluded that Mr. Kempner is qualified to serve as one of our directors for reasons including his 21 years of combined experience heading the Mortgage Bankers Association and the National Multi Housing Council and his prior experience as a director. With this background, Mr. Kempner brings to our board substantial insight and experience with respect to the multifamily real estate and mortgage industries. In addition, Mr. Kempner has substantial experience acting as an attorney and general counsel, which brings a unique perspective to our board. Mr. Kempner also remains active in the professional and charitable communities.

E. Alan Patton, 48, has served as one of our independent directors since November 2006. Since January 2011, Mr. Patton has been a Senior Vice President of Hines Interests Limited Partnership, an international real estate firm, where his main focus is to expand the firm's multifamily development activity throughout the United States with involvement in site sourcing, product design, development and capital raising and financing. From 1998 to January 2011, Mr. Patton served as President of The Morgan Group, Inc., a multifamily development and management company, and was responsible for its day-to-day operations. From 1990 to 1998, Mr. Patton was the Managing Director of the Chase Bank of Texas Realty Advisory Group (formerly known as Texas Commerce Realty Advisors). During his eight-year tenure at Chase Bank, Mr. Patton developed and managed Chase's Real Estate Mezzanine Financing product, worked in the Real Estate Workout/Restructuring Group and the Commercial Real Estate Lending Group.

Mr. Patton previously served as a Project Manager with a Houston-based commercial general contractor, Miner-Dederick Companies, Inc., where he managed office and medical building construction projects nationwide for eight years. Mr. Patton attended Harding University and the University of Houston, from which he received his Bachelor in Science—Finance degree and his Masters of Business Administration. Mr. Patton is on the Board of Directors of the National Multi Housing Council and a council member of the Urban Land Institute.

Our board of directors has concluded that Mr. Patton is qualified to serve as one of our directors for reasons including his significant real estate and real estate finance experience. He provides valuable knowledge and insight with respect to multifamily investment and management issues. In addition, his expertise in the real estate finance markets complements that of our other board members. Mr. Patton is also active in the professional community.

Executive Officers

In addition to Robert M. Behringer and Robert S. Aisner, the following individuals serve as our executive officers:

Robert J. Chapman, 63, is our President, President of our Advisor and an Executive Vice President and Co-Chief Operating Officer of Harvard Property Trust, LLC, an affiliate of our sponsor and Advisor. Prior to joining Behringer Harvard in September 2007, Mr. Chapman was Executive Vice President and Chief Financial Officer of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT, from December 1997 to August 2007. In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate's Prime Property Fund, and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger. Mr. Chapman also served as a non-employee board member and the audit committee chairman of Behringer Harvard Opportunity REIT I from March 2005 to August 2007. From 1994 to 1997, Mr. Chapman was Managing Director of Heitman Capital Management Corporation. Mr. Chapman served as Managing Director and Chief Financial Officer of JMB Institutional Realty Corporation in 1994 and as Managing Director and Chief Financial Officer of JMB Realty Corporation, where he was employed from 1976 to 1994. From 1972 to 1976, Mr. Chapman was associated with KPMG LLP. Mr. Chapman received a B.B.A. in Accounting in 1970 and an M.B.A. in Finance in 1971 from the University of Cincinnati. Mr. Chapman is a CPA and, when previously affiliated with a broker-dealer, was a FINRA Registered Representative. Mr. Chapman is, or has been, a member of the Association of Foreign Investors in Real Estate, the Mortgage Bankers Association, the National Association of Real Estate Investment Trusts, the National Multi Housing Council, Pension Real Estate Association, the Real Estate Investment Advisory Council, the Urban Land Institute, the International Council of Shopping Centers, the American Institute of Certified Public Accountants and the Illinois CPA Society. Mr. Chapman has served as a Board Member of the National Association of Real Estate Companies and the Real Estate Advisory Council of the University of Cincinnati and is currently an adjunct professor of real estate finance at DePaul University in Chicago.

Mark T. Alfieri, 49, is our Chief Operating Officer and Chief Operating Officer of our Advisor. Mr. Alfieri also serves as Senior Vice President—Real Estate for Harvard Property Trust, LLC. Prior to joining Behringer Harvard in May 2006, from January 1999 to April 2006 Mr. Alfieri was Senior Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT, where he directed investment activities for the Southwest region. During his seven-year tenure at AMLI Residential Properties Trust, Mr. Alfieri consummated over $1.4 billion in multifamily transactions.

From 2000 to 2006, Mr. Alfieri was a member of CEC, AMLI's senior executive committee. In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate's Prime Property Fund, and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger. From 1991 until 1998, Mr. Alfieri was president and Chief Executive Officer of Revest Group, Inc., a regional full service investment company. Revest was engaged in the acquisition and development of multifamily and commercial properties as a sponsor/general partner on behalf of international and domestic private investors. Mr. Alfieri also was president and Chief Executive Officer of Revest Management Services. Revest Management Services fee managed office, ministorage and multifamily properties. Mr. Alfieri graduated from Texas A&M with a Bachelor of Business Administration degree in Marketing. Mr. Alfieri is a licensed Real Estate Broker in the State of Texas. Mr. Alfieri served on the Board of Directors of the National Multi Housing Council from 2002 to 2004 and is currently a member of the National Multi Housing Council.

Gerald J. Reihsen, III, 52, is our Executive Vice President—Corporate Development & Legal and Assistant Secretary. Mr. Reihsen is also the Executive Vice President—Corporate Development & Legal and Assistant Secretary of our Advisor and serves in these and similar executive capacities with other entities sponsored by Behringer Harvard Holdings, including Behringer Harvard REIT I, Behringer Harvard Multifamily REIT II, Behringer Harvard Opportunity REIT I, and Behringer Harvard Opportunity REIT II. Mr. Reihsen is also President of Behringer Securities LP.

For over 20 years, Mr. Reihsen's business and legal background has centered on sophisticated financial and transactional matters, including commercial real estate transactions, real estate partnerships, and public and private securities offerings. Prior to joining Behringer Harvard in 2001, for the period from 1985 to 2000, Mr. Reihsen practiced as an outside corporate securities attorney. After serving from 1986 to 1995 in the corporate department of Gibson, Dunn & Crutcher, a leading international commercial law firm, Mr. Reihsen established his own firm, Travis & Reihsen, where he served as a corporate/securities partner until 1998. In 1998, Mr. Reihsen became the lead partner in the corporate/securities section of the law firm Novakov Davis, where he served until 2000. In 2000, Mr. Reihsen practiced law as a principal of Block & Balestri, a corporate and securities law firm. In 2000 and 2001, Mr. Reihsen was employed as the Vice President—Corporate Development and Legal of Xybridge Technologies, Inc., a telecommunications software company that Mr. Reihsen helped guide through venture funding, strategic alliances with international telecommunications leaders and its ultimate sale to Zhone Technologies, Inc.

Mr. Reihsen holds FINRA Series 7, 24, 27 and 63 registrations. Mr. Reihsen received a Bachelor of Arts degree, magna cum laude, from the University of Mississippi and a Juris Doctorate degree, cum laude, from the University of Wisconsin.

Gary S. Bresky, 44, is our Executive Vice President. Mr. Bresky is also the Executive Vice President of our Advisor and has served in this and similar executive capacities with other entities sponsored by Behringer Harvard Holdings, including Behringer Harvard REIT I, Behringer Harvard Multifamily REIT II, Behringer Harvard Opportunity REIT I, and Behringer Harvard Opportunity REIT II.

Mr. Bresky has been active in commercial real estate and related financial activities for over 15 years. Prior to joining Behringer Harvard in 2002, Mr. Bresky served as a Senior Vice President of Finance with Harvard Property Trust, Inc. from 1997 to 2001. In this capacity, Mr. Bresky was responsible for directing all accounting and financial reporting functions and overseeing all treasury management and banking functions for the company. Mr. Bresky also was integral in analyzing deal and capital structures as well as participating in all major decisions related to any acquisition or sale of assets.

From 1995 until 1996, Mr. Bresky worked in the Real Estate Group at Coopers & Lybrand LLP in Dallas, Texas, where he focused on finance and accounting for both public and private real estate investment trusts. His experience included conducting annual audits, preparing public securities reporting compliance filings and public real estate securities registration statements for his clients. From 1989 to 1994, Mr. Bresky worked with Ten West Associates, Ltd. and Westwood Financial Corporation in Los Angeles, California as a real estate analyst and asset manager for two commercial real estate portfolios totaling in excess of $185 million. From 1988 until 1989, Mr. Bresky worked as an analysts' assistant for both Shearson-Lehman Bros., Inc. and Hambrecht and Quist Inc. assisting brokers in portfolio management. Mr. Bresky holds FINRA Series 7, 24, 27 and 63 registrations. Mr. Bresky received a Bachelor of Arts degree from the University of California—Berkeley and a Masters of Business Administration degree from the University of Texas at Austin.

Howard S. Garfield, 53, is our Chief Financial Officer, Chief Accounting Officer and Treasurer. In addition, Mr. Garfield serves as Chief Financial Officer, Chief Accounting Officer and Treasurer of our Advisor and our property manager. Mr. Garfield is also Senior Vice President—Finance of Harvard Property Trust, LLC, an affiliate of our Advisor, a position he has held since joining Behringer Harvard in February 2009. Prior to joining Behringer Harvard, from April 2008 to February 2009, Mr. Garfield was Senior Vice President—Private Equity Real Estate Funds for Lehman Brothers Holdings Inc., formerly a New York Stock Exchange listed investment banking firm, where he was responsible for accounting and fund administration for certain private equity real estate funds sponsored by Lehman Brother Holdings Inc. From 2006 to April 2008, Mr. Garfield was Executive Vice President and Chief Financial Officer of Homevestors of America, Inc., a privately held franchisor related to reselling single-family homes. From 1998 to 2005, Mr. Garfield was Chief Financial Officer of Hillwood Development Corporation, a privately held real estate company. Mr. Garfield received a Bachelor of Business Administration degree, summa cum laude, from the University of Texas at Austin. Mr. Garfield is a certified public accountant in the State of Texas and a member of the National Association of Real Estate Companies.

M. Jason Mattox, 35, is our Executive Vice President. Mr. Mattox also serves as an Executive Vice President of our Advisor and has served in these and similar executive capacities with other entities sponsored by Behringer Harvard Holdings, LLC, including Behringer Harvard REIT I, Behringer Harvard Multifamily REIT II, Behringer Harvard Opportunity REIT I, and Behringer Harvard Opportunity REIT II.

From 1997 until joining Behringer Harvard in 2002, Mr. Mattox served as a Vice President of Harvard Property Trust, Inc. and became a member of its Investment Committee in 1998. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company, coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over one million square feet of Harvard Property Trust, Inc.'s commercial office assets in Texas and Minnesota, overseeing property performance, management offices, personnel and outsourcing relationships.

Mr. Mattox is a continuing member of the Building Owners and Managers Association and the National Association of Industrial and Office Properties. Mr. Mattox holds FINRA Series 7, 24 and 63 registrations. Mr. Mattox received a Bachelor of Business Administration degree, with honors, and a Bachelor of Science degree, cum laude, from Southern Methodist University.

Key Personnel

The following individuals are non-executive personnel who are important to our success:

Andrew J. Bruce is the Vice President—Finance of our Advisor. Mr. Bruce is responsible for managing the financing activities and the finance group for the Behringer Harvard-sponsored programs. This includes the structuring and placement of commercial debt for new acquisitions and developments, for the refinancing of existing debt, and for fund level credit facilities. In addition, Mr. Bruce is responsible for maintaining existing banking and lending relationships as well as cultivating new relationships. Mr. Bruce also is charged with analyzing and managing the programs' use of derivatives and hedging instruments, and working with the programs' real estate professionals in their efforts to analyze potential new development projects that the programs are considering.

Prior to joining Behringer Harvard, from 1994 to early 2006 Mr. Bruce worked for AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, in Dallas and in Chicago. While at AMLI, Mr. Bruce was responsible for placing AMLI's secured and unsecured debt and for overseeing the underwriting projections for new development projects, including acquisitions made on behalf of the AMLI/BPMT joint venture.

Mr. Bruce graduated from Western Michigan University with a Bachelor of Business Administration degree. Mr. Bruce also earned a Masters in Business Administration degree from the University of Chicago, and a CPA designation while working in Illinois.

Robert T. Poynter is the Vice President of our Advisor. Mr. Poynter is responsible for reviewing and improving existing policies regarding the multifamily investment and acquisition process for Behringer Harvard and for developing best practices for the multifamily group. In this capacity Mr. Poynter also is responsible for sourcing, underwriting and administering the multifamily investment and acquisition process for Behringer Harvard.

Prior to joining Behringer Harvard, from October 1983 to September 2006, Mr. Poynter was employed by JPI, a multifamily development and acquisition company. Mr. Poynter was a Senior Vice President of several different JPI-affiliated entities and served as the Strategic Recapitalization Services Partner. During that time, Mr. Poynter worked on condominium and home sales, corporate housing, third party property management services and acquisitions. Mr. Poynter is a licensed Real Estate Broker in the state of Texas. Mr. Poynter received a Bachelor of Science degree from the Wharton School at the University of Pennsylvania.

Ross P. Odland is the Vice President—Portfolio Management of our Advisor. Mr. Odland is responsible for developing investment strategies, sourcing, developing and managing joint venture partnerships, and leading the asset management group for the multifamily group.

Prior to joining Behringer Harvard, from 2000 to 2007, Mr. Odland was Vice President of Portfolio Management at AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, where he managed the company's joint venture relationships and performed portfolio and asset management duties for the company's southwest region. From 1997 to 2000, Mr. Odland was a consultant with Pricewaterhouse Coopers in the Real Estate Advisory Group. In this role, Mr. Odland performed valuation, market research, and due diligence activities for publicly traded REITS and institutional real estate funds.

Mr. Odland holds a Bachelor of Business Administration degree from the University of Wisconsin-Madison. Mr. Odland is a chartered financial analyst (CFA) and member of the CFA Society of Dallas-Fort Worth and a member of the Pension Real Estate Advisory Association.

Margaret M. "Peggy" Daly is the Vice President of our property manager. In addition, Ms. Daly is Senior Vice President of Property Management for Harvard Property Trust, LLC, an affiliate of our sponsor and our advisor, a position she has held since joining Behringer Harvard in May 2010.

Ms. Daly is responsible for development and leadership of property management and operating platform for our assets.

Ms. Daly has over 30 years experience in management of Class A multifamily assets. Prior to joining Behringer Harvard, from March 2008 to April 2010, Ms. Daly was Executive Vice President of Property Management at Place Properties LLP where she was responsible for the profitability, business development and performance results of over 22,500 beds of student housing. From August 1988 to March 2008, Ms. Daly was with AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, where she served as the Executive Vice President—National Director of Operations, Senior Vice President—Revenue Management and Regional Vice President. From June 1979 to March 1988, Ms. Daly was a Divisional Vice President of Property Management with Trammell Crow Residential.

Ms. Daly attended Virginia Polytechnic Institute in Business Administration. She served on the board of directors of the Atlanta Apartment Association from 1996-2000, was a member of the Advisory Board for the school of Property Management at Virginia Polytechnic Institute, and has served on expert panels at National Apartment Association (NAA), National Multi Housing Council (NMHC) and Multifamily Executive conferences.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each director, officer and individual beneficially owning more than 10% of a registered security of us to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2010, or written representations that no additional forms were required, we believe that all required Section 16(a) filings were timely and correctly made by reporting persons during 2010.

Code of Ethics

Our board of directors has adopted an Amended and Restated Code of Business Conduct Policy that is applicable to all members of our board of directors, our executive officers and employees of our advisor and its affiliates. We have posted the policy on the website maintained for us at www.behringerharvard.com. If in the future we amend, modify or waive a provision in the Amended and Restated Code of Business Conduct Policy, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting promptly such information on the website maintained for us as necessary.

Audit Committee Financial Expert

The Audit Committee consists of independent directors Sami S. Abbasi, the chairman, Roger D. Bowler, Jonathan L. Kempner and E. Alan Patton. Our board of directors has determined that Mr. Abbasi is an "audit committee financial expert," as defined by the rules of the SEC. The biography of Mr. Abbasi, including his relevant qualifications, is previously described in this Item 10. Our shares are not listed for trading on any national securities exchange and therefore our audit committee members are not subject to the independence requirements of the New York Stock Exchange ("NYSE") or any other national securities exchange. However, each member of our audit committee is "independent" as defined by the NYSE.

Item 11. Executive Compensation

Executive Compensation

We do not directly compensate our named executive officers for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As described in Item 13, "Certain Relationships and Related Party Transactions" of this Annual Report on Form 10-K, we pay our Advisor and its affiliates certain fees and reimbursements. We do not reimburse our Advisor directly or indirectly for the salary or other compensation of any of our executive officers. Further, our Advisor sets its own compensation policy and pays compensation in its sole discretion, independent of our business. Accordingly, we do not have nor has our board of directors considered a compensation policy or program for our executive officers and have not included a Compensation and Discussion Analysis in this Annual Report on Form 10-K.

Directors' Compensation

We pay each of our directors who are not employees of us or Behringer Harvard Multifamily Advisors I or its affiliates an annual retainer of $30,000 per year. In addition, we pay the chairman of our Audit Committee an annual retainer of $10,000 per year and the chairmen of our Compensation and Nominating Committees annual retainers of $5,000 per year. These retainers will be paid quarterly in arrears. In addition, we pay each of our directors who are not employees of us or Behringer Harvard Multifamily Advisors I or its affiliates (1) $1,500 for each board or committee meeting attended in person or by telephone and (2) $750 for each written consent considered by the director. Prior to July 1, 2009, we paid our non-employee directors an annual retainer of $25,000 per year, we paid the chairman of our Audit Committee an additional annual retainer of $10,000 per year and the chairmen of our Compensation and Nominating Committees additional annual retainers of $5,000 per year, and we paid each of our non-employee directors (1) $1,000 for each board or committee meeting attended in person and (2) $500 for each board or committee meeting attended by telephone and for each written consent considered by the director.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director also is an employee of us, or an employee of Behringer Harvard Multifamily Advisors I or its affiliates, we do not pay compensation for services rendered as a director.

Under our Incentive Award Plan, we issued each of our non-employee directors, with the exception of Mr. Kempner who was not appointed as a director until 2008, 1,000 shares of restricted common stock on the date he became a director in November 2006 and, after serving as a non-employee director for one year, another 1,000 shares of restricted common stock in contemplation of a second year of service as a non-employee director in November 2007. We have not issued any additional awards under the Incentive Award Plan.

The following table summarizes compensation earned or paid to the non-employee directors during 2010:

	Fees Earned or Paid in Cash[(a)]	All Other Compensation	Total
Sami S. Abbasi	$86,000	$—	$86,000
Roger D. Bowler	$85,750	$—	$85,750
Jonathan L. Kempner	$79,500	$—	$79,500
E. Alan Patton	$85,750	$—	$85,750

(a) This column includes fees earned in 2009 and paid in 2010 in the following amounts: $19,000 for Mr. Abbasi; $17,750 for Mr. Bowler; $16,500 for Mr. Kempner; and $17,750 for Mr. Patton.

Incentive Award Plan

Our Incentive Award Plan was approved by the board of directors on November 14, 2006 and by the stockholders on November 15, 2006 and later amended and restated and approved by the board of directors on March 14, 2008. The Incentive Award Plan is administered by our Compensation Committee and provides for equity awards to our employees, directors and consultants and those of our advisor and its affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards. A total of 10,000,000 shares have been authorized and reserved for issuance under our Incentive Award Plan. There were no awards issued during 2009, and we currently have no plans to issue any additional awards under the Incentive Award Plan.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee served as an officer or employee of us or any of our subsidiaries during the fiscal year ended December 31, 2010 or formerly served as an officer of the us or any of our subsidiaries. In addition, during the fiscal year ended December 31, 2010, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—	—	9,994,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	—(a)	—	9,994,000(b)

(a) Represents options that were granted pursuant to the Incentive Award Plan as of December 31, 2010.

(b) All shares authorized for issuance pursuant to awards not yet granted under the Incentive Award Plan.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 31, 2010, regarding the beneficial ownership of our common stock by each person known by us to own 5% or more of the outstanding shares of common stock, each of our directors, each named executive officers, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 102,859,791 shares of common stock outstanding as of December 31, 2010.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[a]	Percentage of Class
Robert M. Behringer[b][c]	37,246	*
Robert S. Aisner[c][d]	6,139	*
Sami S. Abbasi[e]	2,000	*
Roger D. Bowler[f]	4,000	*
Jonathan L. Kempner[g]	—	—
E. Alan Patton[h]	5,000	*
Robert J. Chapman[c]	12,277	*
Mark T. Alfieri[c]	6,139	*
Gerald J. Reihsen, III[c][i]	6,139	*
Howard S. Garfield[c]	—	—
Gary S. Bresky[c][j]	3,069	*
M. Jason Mattox[c][k]	1,228	*
All current directors and executive officers as a group (12 persons)	83,237	*

* Represents less than 1%

(a) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding includes 102,859,791 shares of common stock outstanding as of December 31, 2010; it does not include 1,000 shares of convertible stock owned by Behringer Harvard Multifamily Advisors I. Beneficial ownership is determined in accordance with the rules of SEC that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares.

(b) Includes 24,969 shares of common stock owned by Behringer Harvard Holdings but does not include 1,000 shares of convertible stock owned by Behringer Harvard Multifamily Advisors I, an indirect subsidiary of Behringer Harvard Holdings. As of December 31, 2010, Mr. Behringer controlled the disposition of approximately 40% of the outstanding limited liability company interests and the voting of 85% of the outstanding limited liability company interests of Behringer Harvard Holdings.

(c) The address of Messrs. Behringer, Aisner, Chapman, Alfieri, Reihsen, Garfield, Bresky and Mattox is c/o Behringer Harvard Multifamily REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(d) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Aisner controls the disposition of 4% of the limited liability company interests, or 1,000 shares of convertible stock owned by Behringer Harvard Multifamily Advisors I, an indirect subsidiary of Behringer Harvard Holdings. Mr. Behringer has the right to vote Mr. Aisner's interest in Behringer Harvard Holdings.

(e) The address of Mr. Abbasi is c/o Behringer Harvard Multifamily REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(f) The address of Mr. Bowler is c/o Behringer Harvard Multifamily REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(g) The address of Mr. Kempner is c/o Behringer Harvard Multifamily REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(h) The address of Mr. Patton is c/o Behringer Harvard Multifamily REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(i) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Reihsen controls the disposition of 4.5% of the limited liability company interests, or 1,000 shares of convertible stock owned by Behringer Harvard Multifamily Advisors I, an indirect subsidiary of Behringer Harvard Holdings. Mr. Behringer has the right to vote Mr. Reihsen's interest in Behringer Harvard Holdings.

(j) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Bresky controls the disposition of 3% of the limited liability company interests, or 1,000 shares of convertible stock owned by Behringer Harvard Multifamily Advisors I, an indirect subsidiary of Behringer Harvard Holdings. Mr. Behringer has the right to vote Mr. Bresky's interest in Behringer Harvard Holdings.

(k) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Mattox controls the disposition of 1.5% of the limited liability company interests, or 1,000 shares of convertible stock owned by Behringer Harvard Multifamily Advisors I, an indirect subsidiary of Behringer Harvard Holdings. Mr. Behringer has the right to vote Mr. Mattox's interest in Behringer Harvard Holdings.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Policies and Procedures with Respect to Related Party Transactions

We do not currently have written formal policies and procedures for the review, approval or ratification of transactions with related persons, as defined by Item 404 of Regulation S-K of the Exchange Act. Under that definition, transactions with related persons are transactions in which we were or are a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Related parties include any executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities, immediate family members of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed and in which such person has 10% or greater beneficial ownership interest.

Our charter, however, contains provisions setting forth our ability to engage in certain transactions. Our board reviews all of these transactions as well as any related party transactions. As a general rule, any related party transaction must be approved by a majority of the directors not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these directors will consider whether the transaction between us and the related party is fair and reasonable to us and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Our Advisor and certain of its affiliates have earned fees and compensation in connection with each of our public offerings and earn fees and compensation in connection with the acquisition, debt financing, management and sale of our assets.

We have no employees and are supported by related party service agreements. Our Advisor earns fees and compensation in connection with the acquisition, management and sale of our assets. We are dependent on our Advisor, Behringer Securities LP ("Behringer Securities") and Behringer Harvard Multifamily Management Services, LLC ("BHM Management"), and their affiliates for certain services that are essential to us, including the sale of shares of our common stock, asset acquisition and disposition decisions, property management and leasing services and other general administrative responsibilities. In the event that these companies become unable to provide us with the respective services, we would be required to obtain such services from other sources.

These services are provided through our advisory management agreement, as it has been amended and restated (the "Advisory Management Agreement") and may be renewed for an unlimited number of successive one-year terms. The current term of the Advisory Management Agreement expires on July 1, 2011. The board of directors has a duty to evaluate the performance of our Advisor annually before the parties can agree to renew the Advisory Management Agreement.

Subject to the deferral described below, we are required to reimburse the Advisor for organization and offering expenses related to a public offering of shares (other than pursuant to a distribution reinvestment plan) and any organization and offering expenses previously advanced by the Advisor related to a prior offering of shares to the extent not previously reimbursed by us out of proceeds from the prior offering ("O&O Reimbursement"). However, the Advisor is obligated to reimburse us after the completion of the public offering to the extent that O&O Reimbursement paid by us exceeds 1.5% of the gross proceeds of the completed public offering. Our reimbursement of organization and offering expenses related to subsequent public offerings of shares also will not be capped as of the date of reimbursement, unless the terms are amended by the parties upon renewal of the Advisory Management Agreement. In April 2009, in connection with an amendment to the Advisory Management Agreement, a payment of $6.9 million was made to the Advisor for prior O&O Reimbursement incurred but not previously paid. For the years ended December 31, 2010, 2009 and 2008, we incurred O&O Reimbursement of approximately $6.5 million, $8.9 million, and $6.9 million, respectively. As of December 31, 2010, the amount by which our O&O Reimbursement exceeded 1.5% of the gross proceeds of our Initial Public Offering was approximately $9.3 million.

In November 2010, the Advisor agreed to defer our obligation to pay the O&O Reimbursement until March 31, 2011, and in March 2011 agreed to extend the deferral date to June 30, 2011. Based on our review of projected gross proceeds from our Initial Public Offering, considering that our board of directors has approved to end our Initial Public Offering by no later than July 31, 2011 (although processing of subscriptions may continue through the last date we may legally accept subscriptions), we have limited the amount of O&O Reimbursement accruals to amounts we currently expect to have to disburse. As of December 31, 2010, $2.7million of O&O Reimbursement was accrued and unpaid. As of December 31, 2010, our Advisor has incurred expenses related to the offering totaling $23.1 million, of which approximately $0.6 million has not been recognized by us as offering costs.

Our Advisor was obligated to pay all of our Private Offering organization and offering costs. Under the Advisory Management Agreement through September 2, 2008, our only obligation for those costs was to pay a fee to our Advisor under the Advisory Management Agreement. We incurred this fee obligation at the rate of 1.5% of the actual gross Private Offering proceeds (the "O&O Fee"), regardless of whether the actual amount of Private Offering costs incurred by our Advisor were higher or lower than the O&O Fee. On September 2, 2008, the Advisory Management Agreement was amended, and our reimbursement was increased to include Private Offering costs incurred by our Advisor in excess of total amounts due under the O&O Fee subject to the limitations discussed above. For the year ended December 31, 2008, we incurred O&O Fees of $6.1 million due to the reimbursement of the remaining Private Offering costs. The amount of O&O Fees recorded was determined as 1.5% of the actual Private Offering proceeds received to date; no other amounts were considered by management to be probable of reimbursement. No O&O Fee was recorded during 2010 and 2009.

Behringer Securities, an affiliate of our Advisor, serves as the dealer manager for the Initial Public Offering and receives selling commissions of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In connection with the Initial Public Offering, up to 2.5% of gross proceeds before reallowance to participating broker-dealers are paid to Behringer Securities as a dealer manager fee. No selling commissions or dealer manager fee is paid on purchases made pursuant to our DRIP. In the Initial Public Offering, Behringer Securities reallows all of its commissions to participating broker-dealers and reallows a portion of its dealer manager fee of up to 2.0% of the gross offering proceeds to be paid to such participating broker-dealers; provided, however, that Behringer Securities may reallow, in the aggregate, no more than 1.5% of gross offering proceeds for marketing fees and expenses, bona fide training and educational meetings and non-itemized, non-invoiced due diligence efforts, and no more than 0.5% of gross offering proceeds for bona fide, separately invoiced due diligence expenses incurred as fees, costs and other expenses from third parties.

The following presents the components of our sale of common stock, net related to our Initial Public Offering (amounts in millions):

Sale of common stock	For the Years Ended December 31, 2010	2009	2008
Gross proceeds	$444.7	$410.7	$10.7
Less offering costs:			
O&O Reimbursement[a]	(6.5)	(8.9)	(6.9)
Dealer manager fees	(11.1)	(10.3)	(0.3)
Selling commissions	(29.7)	(28.2)	(0.7)
Other	—	—	(0.2)
Total offering costs	(47.3)	(47.4)	(8.1)
Sale of common stock, net	$397.4	$363.3	$ 2.6

(a) Prior to September 2, 2008, the O&O Fee was recognized separately from the O&O Reimbursement and was $1.9 million.

Our Advisor and its affiliates receive acquisition and advisory fees of 1.75% of (1) the contract purchase price paid or allocated in respect of the development, construction or improvement of each asset acquired directly by us, including any debt attributable to these assets, or (2) when we make a joint venture investment with another party, our pro rata share of the gross asset value of real estate investments. Our Advisor and its affiliates also receive 1.75% of the funds advanced in respect of a loan or other investment.

Our Advisor receives a non-accountable acquisition expense reimbursement in the amount of 0.25% of (1) funds advanced in respect of a loan or other investment, and (2) the funds paid for purchasing an asset, including any debt attributable to the asset, plus 0.25% of the funds budgeted for development, construction or improvement in the case of assets that we acquire and intend to develop, construct or improve. We will also pay third parties, or reimburse the Advisor, for any investment-related expenses due to third parties in the case of a completed investment, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder's fees, title insurance, premium expenses and other closing costs. In addition, to the extent our Advisor or its affiliates directly provide services formerly provided or usually provided by third parties, including without limitation accounting services related to the preparation of audits required by the SEC, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a completed investment, the direct employee costs and burden to our Advisor of providing these services are acquisition expenses for which we reimburse our Advisor. In addition, acquisition expenses for which we reimburse our Advisor include any payments made to (1) a prospective seller of an asset, (2) an agent of a prospective seller of an asset, or (3) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are not ultimately applied against the purchase price for such asset. Except as described above with respect to services customarily or previously provided by third parties, our Advisor is responsible for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent dedicated to making investments for us, such as wages and benefits of the investment personnel. Our Advisor is also responsible for paying all of the investment-related expenses that we or our Advisor incurs that are due to third parties or related to the additional services provided by our Advisor as described above with respect to investments we do not make, other than certain non-refundable payments made in connection with any acquisition.

Our Advisor will be responsible, and we have no obligation, for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent dedicated to making investments for us, such as wages and benefits of the investment personnel. Our Advisor will also be responsible, and we have no obligation, for paying all of the investment-related expenses that we or our Advisor incurs that are due to third parties with respect to investments we do not make.

Through September 1, 2008, our Advisor and its affiliates received acquisition and advisory fees of 2.5% of (1) the contract purchase price paid or allocated in respect of the development, construction or improvement of each asset acquired directly by us, including any debt attributable to these assets, or (2) when we made an investment indirectly through another entity, our pro rata share of the gross asset value of real estate investments held by that entity. Our Advisor and its affiliates also received 2.5% of the funds advanced in respect of a loan or other investment. Under the Advisory Management Agreement dated September 2, 2008, these rates were reduced to 1.75%. Through September 1, 2008, our Advisor was also reimbursed for all expenses related to the selection and acquisition of assets, whether or not acquired by us.

For the years ended December 31, 2010, 2009, and 2008, our Advisor earned acquisition and advisory fees, including the acquisition expense reimbursement, of approximately $11.2 million, $8.1 million, and $1.9 million, respectively. For the years ended December 31, 2010, 2009, and 2008, approximately $3.2 million, $5.1 million, and $1.9 million of these amounts, respectively, were capitalized to investments in unconsolidated real estate joint ventures.

Our Advisor receives debt financing fees of 1% of the amount available to us under debt financing which was originated, assumed or refinanced by or for us. Our Advisor may pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for us. For the years ended December 31, 2010, and 2009, our Advisor has earned debt financing fees of approximately $2.6 million and $1.1 million, respectively. Our Advisor did not earn any debt financing fees in 2008.

Our Advisor receives a monthly asset management fee for each real estate-related asset held by us. Prior to September 2, 2008, the asset management fee was equal to one-twelfth of 1% of the sum of the higher of the cost or value of each asset as of the last day of the preceding month. From September 2, 2008 to June 30, 2010, the monthly rate was reduced to one-twelfth of 0.75%.

Effective July 1, 2010, in order to provide more support for our distributions, our Advisor further amended the asset management fee so that the amount of the fee is dependent upon our performance with respect to reaching a modified funds from operations or MFFO (defined above) coverage amount per quarter of fifteen cents per share of our common stock (equivalent to an annualized sixty cents per share). As modified, the asset management fee will be a monthly fee equal to one-twelfth of the Applicable Asset Management Fee Percentage ("the AAMF Percentage") of the sum of the higher of the cost or value of our assets. Effective July 1, 2010 the AAMF Percentage was 0.5% (reduced from 0.75% prior to July 1, 2010). The percentage will increase to 0.75% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 80% of the MFFO coverage amount described above. Once the AAMF Percentage has increased to 0.75%, it will not decrease during the term of the agreement, regardless of our MFFO in any subsequent period. The percentage will increase further to 1.0% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 100% of such MFFO coverage amount. Finally, the percentage will return to 0.75% upon the first day following the fiscal quarter during which our advisor has, since July 1, 2010, earned asset management fees equal to the amount of asset management fees our Advisor would have earned if the AAMF Percentage had been 0.75% every day since July 1, 2010. In no event will our Advisor receive more than the asset management fee at the annual 0.75% rate originally contracted for, but will be at risk for up to one-third of those fees and incentivized to grow our MFFO.

For the years ended December 31, 2010, 2009, and 2008, our Advisor earned asset management fees of approximately $5.2 million, $1.9 million, and $0.9 million, respectively.

We will pay a development fee to our Advisor in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, we will not pay a development fee to an affiliate of our Advisor if our Advisor or any of its affiliates elects to receive an acquisition and advisory fee based on the cost of such development. Our Advisor has earned no development fees since our inception.

Property management services are provided by BHM Management and its affiliates through a property management agreement (the "Property Management Agreement"). The Property Management Agreement expires on November 21, 2012, but if neither we nor BHM Management gives written notice of termination at least 30 days prior to the expiration date, then it will automatically continue for consecutive two-year periods. The Property Management Agreement also provides that, in the event we terminate the Advisory Management Agreement with our Advisor, BHM Management will have the right to terminate the agreement upon at least thirty days prior written notice.

Property management fees are equal to 3.75% of gross revenues. In the event that we contract directly with a non-affiliated third-party property manager in respect to a property, we will pay BHM Management or its affiliates an oversight fee equal to 0.5% of gross rental revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to BHM Management or its affiliates with respect to a particular property. We will reimburse the costs and expenses incurred by BHM Management on our behalf, including fees and expenses of apartment locators and third-party accountants, the wages and salaries and other employee-related expenses of all on-site employees of BHM Management and other out-of-pocket expenses that are directly related to the management of specific properties.

The Property Management Agreement applies where we have control over the selection of property management. As of December 31, 2010, 28 multifamily communities, including BHMP CO-JVs, were subject to the Property Management Agreement. For the year ended December 31, 2010, BHM Management or its affiliates earned property management fees of $0.7 million. For the years ended December 31, 2009 and 2008, BHM Management or its affiliates earned minimal property management fees. For all other multifamily communities, the unaffiliated third-party partner has selected the property manager or the property is still in development.

As part of our reimbursement of operating expenses, we reimburse our Advisor for any direct expenses and costs of salaries and benefits of persons employed by our Advisor performing advisory services for us, provided, however, that we will not reimburse our Advisor for personnel employment costs incurred by our Advisor in performing services under the Advisory Management Agreement to the extent that the employees perform services for which the Advisor receives a separate fee other than with respect to acquisition services formerly provided or usually provided by third parties. We also do not reimburse our Advisor for the salary or other compensation of any of our executive officers.

Included in general and administrative expenses are accounting and legal personnel costs incurred on our behalf by our Advisor for the years ended December 31, 2010, 2009 and 2008 of approximately $2.2 million, $1.4 million and $0.5 million, respectively.

Independence

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the NYSE or any other national securities exchange, our board has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Behringer Harvard Multifamily REIT I, our senior management and our independent registered public accounting firm, the board has determined that the majority of the members of our board, and each member of our audit committee, compensation committee and nominating committee, is "independent" as defined by the NYSE.

Item 14. Principal Accounting Fees and Services

Independent Registered Public Accounting Firm

Deloitte & Touche LLP has served as our independent registered public accounting firm since November 14, 2006. Our management believes that Deloitte & Touche LLP is knowledgeable about our operations and accounting practices and is well qualified to act as our independent registered public accounting firm.

Audit and Other Fees

The following table presents fees for professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") for the audits of our annual financial statements for the years ended December 31, 2010 and 2009:

	2010	2009
Audit Fees[(a)]	$500,000	$573,000
Audit-Related Fees[(b)]	408,000	192,078
Tax Fees[(c)]	27,000	11,000
All Other Fees	—	—
Total Fees	$935,000	$776,078

(a) Audit fees consist principally of fees for the audit of our annual consolidated financial statements and review of our consolidated financial statements included in our quarterly reports on Form 10-Q.

(b) Audit-related fees consist of professional services performed in connection with a review of registration statements, as amended, for the public offerings of our common stock audits and reviews of historical financial statements for property acquisitions (including compliance with the requirements of Rules 3-05, 3-06, 3-09 or 3-14) and Sarbanes-Oxley Act, Section 404 advisory services.

(c) Tax fees consist principally of assistance with matters related to tax compliance, tax planning and tax advice.

The Audit Committee considers the provision of these services to be compatible with maintaining the independence of Deloitte & Touche.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee must approve any fee for services to be performed by our independent registered public accounting firm in advance of the service being performed. For proposed projects using the services of our independent registered public accounting firm that are expected to cost under $25,000, the Audit Committee will be provided information to review and must approve each project prior to commencement of any work. For proposed projects using the services of our independent registered public accounting firm that are expected to cost $25,000 and over, the Audit Committee will be provided with a detailed explanation of what is being included and asked to approve a maximum amount for specifically identified services in each of the following categories: (1) audit fees; (2) audit-related fees; (3) tax fees; and (4) all other fees for any services allowed to be performed by the independent registered public accounting firm. If additional amounts are needed, the Audit Committee must approve the increased amounts prior to the previously approved maximum being reached and before the additional work may continue. Approval by the Audit Committee may be granted at its regularly scheduled meetings or otherwise, including by telephonic or other electronic communications. We will report the status of the various types of approved services and fees, and cumulative amounts paid and owed, to the Audit Committee on a regular basis.

The Audit Committee approved all of the services provided by, and fees paid to, Deloitte & Touche during the years ended December 31, 2010 and 2009.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of Documents Filed.

1. *Financial Statements*

   The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. *Financial Statement Schedules*

   Schedule II—Valuation and Qualifying Accounts

   Schedule III—Real Estate and Accumulated Depreciation

   Schedule IV—Mortgage Loans on Real Estate

3. *Exhibits*

   The list of exhibits filed as part of this Annual Report on Form 10-K is set forth in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) Exhibits.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) Financial Statement Schedules.

All financial statement schedules, except for Schedules II, III and IV (see (a) 2. above), have been omitted because the required information of such schedules is not present, is not present in amounts sufficient to require a schedule or is included in the financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

Dated: March 25, 2011

By: /s/ ROBERT S. AISNER

Robert S. Aisner
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature
March 25, 2011	/s/ ROBERT M. BEHRINGER Robert M. Behringer *Chairman of the Board and Director*
March 25, 2011	/s/ ROBERT S. AISNER Robert S. Aisner *Chief Executive Officer and Director*
March 25, 2011	/s/ HOWARD S. GARFIELD Howard S. Garfield *Chief Financial Officer, Chief Accounting Officer and Treasurer*
March 25, 2011	/s/ ROBERT J. CHAPMAN Robert J. Chapman *President*
March 25, 2011	/s/ SAMI S. ABBASI Sami S. Abbasi *Director*
March 25, 2011	/s/ ROGER D. BOWLER Roger D. Bowler *Director*
March 25, 2011	/s/ JONATHAN L. KEMPNER Jonathan L. Kempner *Director*
March 25, 2011	/s/ E. ALAN PATTON E. Alan Patton *Director*

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Behringer Harvard Multifamily REIT I, Inc.
Addison, Texas

We have audited the accompanying consolidated balance sheets of Behringer Harvard Multifamily REIT I, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in consolidated statements of stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 25, 2011

Behringer Harvard Multifamily REIT I, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
Assets		
Real estate:		
Land	$ 96,470	$ 39,100
Buildings and improvements	440,556	121,363
	537,026	160,463
Less accumulated depreciation	(13,941)	(1,484)
Net operating real estate	523,085	158,979
Construction in progress, including land	905	—
Total real estate, net	523,990	158,979
Investments in unconsolidated real estate joint ventures	349,411	279,859
Cash and cash equivalents	52,606	77,540
Deferred financing costs, net	3,699	834
Receivables from affiliates	286	258
Intangibles, net	19,992	1,205
Other assets, net	8,817	7,047
Total assets	$ 958,801	$525,722
Liabilities and stockholders' equity		
Liabilities		
Mortgage loans payable	$ 93,360	$ 51,300
Credit facility payable	64,000	—
Payables to affiliates	2,863	3,689
Distributions payable	5,179	3,248
Deferred lease revenues and other related liabilities, net	15,909	15,197
Tenant security deposits and prepaid rent	940	405
Accounts payable and other liabilities	5,781	866
Total liabilities	188,032	74,705
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.0001 par value per share; 124,999,000 shares authorized, none outstanding	—	—
Non-participating, non-voting convertible stock, $.0001 par value per share; 1,000 shares authorized, 1,000 shares issued and outstanding	—	—
Common stock, $.0001 par value per share; 875,000,000 shares authorized 102,859,791 and 57,098,265 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	10	5
Additional paid-in capital	896,500	486,880
Cumulative distributions and net loss	(125,741)	(35,868)
Total stockholders' equity	770,769	451,017
Total liabilities and stockholders' equity	$ 958,801	$525,722

See Notes to Consolidated Financial Statements.

Behringer Harvard Multifamily REIT I, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	For the Years Ended December 31,		
	2010	2009	2008
Rental revenues	$ 32,567	$ 4,106	$ —
Expenses			
Property operating expenses	9,779	1,108	—
Real estate taxes	4,491	488	—
Asset management and other fees	5,146	2,051	884
General and administrative expenses	4,242	3,231	1,599
Acquisition expenses	10,775	3,393	—
Interest expense	5,672	101	—
Depreciation and amortization	21,516	2,891	47
Total expenses	61,621	13,263	2,530
Interest income	1,376	1,090	884
Equity in earnings (loss) of investments in unconsolidated real estate joint ventures	(6,892)	(238)	4,276
Net income (loss)	$(34,570)	$ (8,305)	$ 2,630
Weighted average number of common shares outstanding	83,532	32,473	14,351
Basic and diluted income (loss) per share	$ (0.41)	$ (0.26)	$ 0.18

See Notes to Consolidated Financial Statements.

Behringer Harvard Multifamily REIT I, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Convertible Stock		Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Loss)	Total Stockholders' Equity
	Number of Shares	Par Value	Number of Shares	Par Value			
Balance at January 1, 2008	—	$—	14,273	$ 1	$114,567	$ (1,148)	$113,420
Net income	—	—	—	—	—	2,630	2,630
Issuance of convertible stock	1	—	—	—	1	—	1
Issuances of common stock under:							
Sale of common stock, net	—	—	1,074	—	2,647	—	2,647
Incentive award plan	—	—	—	—	22	—	22
Redemptions of common stock	—	—	(17)	—	(140)	—	(140)
Distributions declared on common stock	—	—	—	—	—	(6,357)	(6,357)
Stock issued pursuant to Distribution Reinvestment Plan, net	—	—	18	—	171	—	171
Balance at December 31, 2008	1	—	15,348	1	117,268	(4,875)	112,394
Net loss	—	—	—	—	—	(8,305)	(8,305)
Sale of common stock, net	—	—	41,129	4	363,332	—	363,336
Redemptions of common stock	—	—	(304)	—	(2,512)	—	(2,512)
Distributions declared on common stock	—	—	—	—	—	(22,688)	(22,688)
Stock issued pursuant to Distribution Reinvestment Plan, net	—	—	925	—	8,792	—	8,792
Balance at December 31, 2009	1	—	57,098	5	486,880	(35,868)	451,017
Net loss	—	—	—	—	—	(34,570)	(34,570)
Sale of common stock, net	—	—	44,626	5	397,406	—	397,411
Redemptions of common stock	—	—	(1,837)	—	(16,029)	—	(16,029)
Distributions declared on common stock	—	—	—	—	—	(55,303)	(55,303)
Stock issued pursuant to Distribution Reinvestment Plan, net	—	—	2,973	—	28,243	—	28,243
Balance at December 31, 2010	1	$—	102,860	$10	$896,500	$(125,741)	$770,769

See Notes to Consolidated Financial Statements.

Behringer Harvard Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,		
	2010	**2009**	**2008**
Cash flows from operating activities			
Net Income (loss)	$ (34,570)	$ (8,305)	$ 2,630
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in (earnings) loss of investments in unconsolidated real estate joint ventures	6,892	238	(4,276)
Distributions received from investments in unconsolidated real estate joint ventures	7,717	5,720	4,276
Depreciation and amortization	13,325	1,482	47
Amortization of deferred financing costs	973	172	—
Amortization of in-place lease intangibles	7,218	1,237	—
Amortization of deferred lease revenues and other related liabilities	(1,381)	(401)	—
Stock-based compensation amortization	—	—	22
Changes in operating assets and liabilities:			
Deferred lease revenues and other related liabilities	2,093	—	—
Accounts payable and other liabilities	829	103	(71)
Other assets	(503)	(354)	(178)
Payables to affiliates	—	352	(67)
Cash provided by operating activities	2,593	244	2,383
Cash flows from investing activities			
Acquisition of and additions to real estate	(374,841)	(147,942)	—
Investments in unconsolidated real estate joint ventures	(187,267)	(193,930)	(36,615)
Issuances of note receivable	—	(2,183)	—
Advances to/from unconsolidated real estate joint ventures	72	951	19
Prepaid or reimbursed acquisition costs	(32)	89	—
Escrow deposits	(731)	(2,158)	—
Return of investments in unconsolidated real estate joint ventures	101,523	4,205	1,176
Other, net	72	—	—
Cash used in investing activities	(461,204)	(340,968)	(35,420)
Cash flows from financing activities			
Proceeds from sales of common stock	444,682	410,705	10,712
Mortgage proceeds	15,820	51,300	—
Mortgage principal payments	(535)	—	—
Credit facility proceeds	170,000	—	—
Credit facility payments	(106,000)	—	—
Finance costs paid	(3,111)	(854)	—
Offering costs paid	(46,018)	(52,663)	(1,368)
Distributions on common stock paid in cash	(25,143)	(11,483)	(5,766)
Redemptions of common stock	(16,018)	(2,512)	(140)
Other, net	—	—	(7)
Cash provided by financing activities	433,677	394,493	3,431
Net change in cash and cash equivalents	(24,934)	53,769	(29,606)
Cash and cash equivalents at beginning of year	77,540	23,771	53,377
Cash and cash equivalents at end of year	$ 52,606	$ 77,540	$ 23,771

See Notes to Consolidated Financial Statements.

1. Organization and Business

Organization

Behringer Harvard Multifamily REIT I, Inc. (which, together with its subsidiaries as the context requires, may be referred to as the "Company," "we," "us," or "our") was organized in Maryland on August 4, 2006 and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes. As a REIT, we generally are not subject to corporate-level income taxes. To maintain our REIT status, we are required, among other requirements, to distribute annually at least 90% of our "REIT taxable income," as defined by the Internal Revenue Code of 1986, as amended (the "Code"), to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate tax rates. As of December 31, 2010, we believe we are in compliance with all applicable REIT requirements.

We invest in and operate high quality multifamily communities. These multifamily communities include conventional multifamily assets, such as mid-rise, high-rise, garden style properties, and age-restricted properties, typically requiring residents to be age 55 or older. We may also invest in other types of multifamily communities, such as student housing. Our targeted communities include existing "core" properties that are already stabilized and producing rental income as well as more opportunistic properties in various phases of development, redevelopment, in lease up or repositioning. Further, we may invest in other types of commercial real estate, real estate-related securities, mortgage, bridge, mezzanine or other loans and Section 1031 tenant-in-common interests, or in entities that make investments similar to the foregoing. We completed our first investment in April 2007 and, as of December 31, 2010, we have made wholly owned or joint venture investments in 33 multifamily communities of which 26 are stabilized operating properties and seven are in various stages of lease up. We have made and intend to continue making investments both in wholly owned investments and through co-investment arrangements with other participants ("Co-Investment Ventures").

We have no employees and are supported by related party service agreements. We are externally managed by Behringer Harvard Multifamily Advisors I, LLC ("Behringer Harvard Multifamily Advisors I" or the "Advisor"), a Texas limited liability company. The Advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making real estate investments on our behalf. Substantially all our business is conducted through our indirectly wholly owned operating partnership, Behringer Harvard Multifamily OP I LP, a Delaware limited partnership ("Behringer Harvard Multifamily OP I"). Our wholly owned subsidiary, BHMF, Inc., a Delaware corporation ("BHMF Inc.") owns less than 0.1% of Behringer Harvard Multifamily OP I as its sole general partner. The remaining ownership interest in Behringer Harvard Multifamily OP I is held as a limited partner's interest by our wholly owned subsidiary BHMF Business Trust, a Maryland business trust.

Offerings of our Common Stock

On November 22, 2006, we commenced a private offering pursuant to Regulation D of the Securities Act of 1933, as amended (the "Securities Act") to sell a maximum of approximately $400 million of common stock to accredited investors (the "Private Offering"). We terminated the Private Offering on December 28, 2007. We sold a total of approximately 14.2 million shares of common stock and raised a total of approximately $127.3 million in gross offering proceeds in the Private Offering. Net proceeds after selling commissions, dealer manager fees, and other offering costs were approximately $114.3 million.

1. Organization and Business (Continued)

On September 5, 2008, we commenced our initial public offering (the "Initial Public Offering") of up to 200 million shares of common stock offered at a price of $10.00 per share pursuant to a Registration Statement on Form S-11 filed under the Securities Act. The Initial Public Offering also covered the registration of up to an additional 50 million shares of common stock at a price of $9.50 per share pursuant to our distribution reinvestment plan ("DRIP"). We reserve the right to reallocate shares of our common stock between the primary offering and our DRIP. As of December 31, 2010, we have sold a total of approximately 90.8 million shares of common stock and raised a total of approximately $903.3 million in gross offering proceeds in the Initial Public Offering. Net proceeds, after selling commissions, dealer manager fees, and other offering costs were approximately $800.6 million.

Our board has determined to end offering activities in respect of the primary portion of our Initial Public Offering on the earlier of the sale of all 200 million primary shares being offered or July 31, 2011. All subscription payments from non-custodial accounts (generally individual, joint and trust accounts), must be received in good order by our transfer agent no later than July 31, 2011 under subscription agreements dated no later than July 31, 2011. Investments by custodial held accounts (such as IRA, Roth IRA, SEP, and 401(k) accounts) must be under subscription agreements dated no later than July 31, 2011 and the subscription agreements and funds must be received in good order by our transfer agent no later than August 31, 2011. Notwithstanding the foregoing, we may, in our sole discretion, in order to accommodate the operational needs of any participating broker-dealer, allow for the receipt of payments or corrections of subscriptions not in good order in respect of any such subscription agreement dated no later than July 31, 2011 to a date no later than the last day we may legally accept subscription agreements under our registration statement for such shares.

Our common stock is not currently listed on a national securities exchange. However, management anticipates within four to six years after the termination of our Initial Public Offering to begin the process of either listing the common stock on a national securities exchange or liquidating our assets, depending on then-prevailing market conditions.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as: the purchase price allocations for real estate acquisitions; impairment of long-lived assets, notes receivable and equity-method real estate investments; fair value evaluations; revenue recognition of note receivable interest income and equity in earnings of investments in unconsolidated real estate joint ventures; depreciation and amortization; and allowance for doubtful accounts. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include our accounts, the accounts of variable interest entities in which we are the primary beneficiary and the accounts of other subsidiaries over which we

2. Summary of Significant Accounting Policies (Continued)

have control. All inter-company transactions, balances and profits have been eliminated in consolidation. Interests in entities are evaluated based on applicable GAAP, which requires the consolidation of variable interest entities ("VIEs") in which we are deemed to be the primary beneficiary. If the interest in the entity is determined to not be a VIE, then the entities are evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participation rights under the respective ownership agreement.

There are judgments and estimates involved in determining if an entity in which we will make an investment or have made an investment will be a VIE and if so, if we will be the primary beneficiary. The entity will be evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. There are some guidelines as to what the minimum equity at risk should be, but the percentage can vary depending upon factors such as the type of financing, status of operations and entity structure and it will be up to our Advisor to determine that minimum percentage as it relates to our business and the facts surrounding each of our acquisitions. In addition, even if the entity's equity at risk is a large percentage, our Advisor will be required to evaluate the equity at risk compared to the entity's expected future losses to determine if there could still in fact be sufficient equity in the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility using a discount rate to determine the net present value of those future losses and allocating those losses between the equity owners, subordinated lenders or other variable interests. The determination will also be based on an evaluation of the voting and other rights of owners and other parties to determine if the equity interests possess minimum governance powers. The evaluation will also consider the relation of these parties' rights to their economic participation in benefits or obligation to absorb losses. As partnership and other governance agreements have various terms which may change over time or based on future results, these evaluations require complex analysis and weighting of different factors. A change in the judgments, assumptions, allocations and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment on the equity method that should in fact be consolidated, the effects of which could be material to our results of operations and financial condition.

For VIEs and other investments, we must evaluate whether we have control of an entity. Such evaluation involves judgments in determining if provisions in governing agreements provide control of activities that will impact the entity or are protective or participating rights for us, our Co-Investment Ventures or other equity owners. This evaluation includes an assessment of multiple governance terms, including their economic effect to the operations of the entity, how relevant the terms are to the recurring operations of the entity and the weighing of each item to determine in the aggregate which owner, if any, has control. These assessments would affect whether an entity should be consolidated or reported on the equity method, the effects of which could be material to our results of operations and financial condition.

Real Estate and Other Related Intangibles

For real estate properties acquired by us or our Co-Investment Ventures classified as business combinations, we determine the purchase price, after adjusting for contingent consideration and settlement of any pre-existing relationships. We record the tangible assets acquired, consisting of land, inclusive of associated rights, and buildings, any assumed debt, identified intangible assets and liabilities and asset retirement obligations based on their fair values. Identified intangible assets and liabilities

2. Summary of Significant Accounting Policies (Continued)

primarily consist of the fair value of in-place leases and contractual rights. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interest in the acquiree are less than the fair value of the identifiable net assets acquired.

The fair value of any tangible assets acquired, expected to consist of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. Buildings are depreciated over their estimated useful lives ranging from 25 to 35 years using the straight-line method. Improvements are depreciated over their estimated useful lives ranging from 3 to 15 years using the straight-line method. When we acquire rights to use land or improvements through contractual rights rather than fee simple interests, we determine the value of the use of these assets based on the relative fair value of the assets after considering the contractual rights and the fair value of similar assets. Assets acquired under these contractual rights are classified as intangibles and amortized on a straight-line basis over the shorter of the contractual term or the estimated useful life of the asset. Contractual rights related to land or air rights that are substantively separated from depreciating assets are amortized over the life of the contractual term or, if no term is provided, are classified as indefinite-lived intangibles. Intangible assets are evaluated at each reporting period to determine whether the indefinite and finite useful lives are appropriate.

We determine the value of in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases and tenant relationships was determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective units considering current market conditions. In estimating fair value of in-place leases, we consider items such as real estate taxes, insurance, leasing commissions, legal expenses, tenant improvements and other operating expenses to execute similar deals as well as projected rental revenue and carrying costs during the expected lease-up period. The estimate of the fair value of tenant relationships also includes our estimate of the likelihood of renewal.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) estimates of current market lease rates for the corresponding in-place leases, measured over a period equal to (i) the remaining non-cancelable lease term for above-market leases, or (ii) the remaining non-cancelable lease term plus any fixed rate renewal options for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the above determined lease term.

We amortize the value of in-place leases acquired to expense over the remaining term of the leases. The value of tenant relationship intangibles will be amortized to expense over the initial term and any anticipated renewal periods, but in no event will the amortization period for intangible assets

2. Summary of Significant Accounting Policies (Continued)

exceed the remaining depreciable life of the building. Intangible lease assets are classified as intangibles and intangible lease liabilities are recorded within deferred lease revenues and other related liabilities.

We determine the fair value of assumed debt by calculating the net present value of the scheduled debt service payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

Initial valuations are subject to change until our information is finalized, which is no later than 12 months from the acquisition date. We have had no significant valuation changes for acquisitions prior to December 31, 2010.

Impairment of Real Estate-Related Assets and Investments in Unconsolidated Real Estate Joint Ventures

For properties wholly owned by us or our Co-Investment Ventures, including all related intangibles, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset including its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. In addition, we evaluate indefinite-lived intangible assets for possible impairment at least annually by comparing the fair values with the carrying values. Fair value is generally estimated by valuation of similar assets.

For real estate we own through an investment in an unconsolidated real estate joint venture or other similar real estate investment structure, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value. An impairment charge is recorded to the extent the fair value of our real estate investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline. We did not record any impairment losses for the years ended December 31, 2010, 2009, or 2008.

Cash and Cash Equivalents

We consider investments in bank deposits, money market funds and highly-liquid cash investments with original maturities of three months or less to be cash equivalents.

Notes Receivable

We and our Co-Investment Ventures report notes receivable at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to interest income over the lives of the related loans. Included within other assets are notes receivable of $4.2 million and $4.0 million as of December 31, 2010 and 2009, respectively.

In accounting for notes receivable by us or our Co-Investment Ventures, we evaluate whether the investments are loans, investments in joint ventures or acquisitions of real estate. In addition, we evaluate whether the loans contain any rights to participate in expected residual profits, provide sufficient collateral or qualifying guarantees or include other characteristics of a loan. As a result of

2. Summary of Significant Accounting Policies (Continued)

our review, neither our wholly owned loan nor the loans made through our Co-Investment Ventures contain a right to participate in expected residual profits. In addition, the project borrowers remain obligated to pay principal and interest due on the loan with sufficient collateral, reserves or qualifying guarantees to account for the investments as loans.

Notes receivable are assessed for impairment in accordance with applicable GAAP. Based on specific circumstances, we determine whether it is probable that there has been an adverse change in the estimated cash flows of the contractual payments for the notes receivable. We then assess the impairment based on the probability of collecting all contractual amounts. If the impairment is probable, we recognize an impairment loss equal to the difference between our or the Co-Investment Venture's investment in the note receivable and the present value of the estimated cash flows discounted at the note receivable's effective interest rate. Where we have the intent and the ability to foreclose on our security interest in the property, we will use the collateral's fair value as a basis for the impairment.

In evaluating impairments, there are judgments involved in determining the probability of collecting contractual amounts. As these types of notes receivable are generally investment specific based on the particular loan terms and the underlying project characteristics, there is usually no secondary market to evaluate impairments. Accordingly, we must rely on our subjective judgments and individual weightings of the specific factors. If notes receivable are considered impaired, then judgments and estimates are required to determine the projected cash flows for the notes receivable, considering the borrower's or, if applicable, the guarantor's financial condition and the consideration and valuation of the secured property and any other collateral. Changes in these facts or in our judgments and assessments of these facts could result in impairment losses which could be material to our consolidated financial statements.

Investments in Unconsolidated Real Estate Joint Ventures

We or our Co-Investment Ventures account for certain investments in unconsolidated real estate joint ventures using the equity method of accounting because we exercise significant influence over, but do not control, these entities. These investments are initially recorded at cost, including any acquisition costs, and are adjusted for our share of equity in earnings and distributions. We report our share of income and losses based on our economic interests in the entities.

We capitalize interest expense to investments in unconsolidated real estate joint ventures for our share of qualified expenditures.

We amortize any excess of the carrying value of our investments in joint ventures over the book value of the underlying equity over the estimated useful lives of the underlying operating property, which represents the assets to which the excess is most clearly related.

When we or our Co-Investment Ventures acquire a controlling interest in a previously noncontrolled investment, a gain or loss is recognized for the differences between the investment's carrying value and fair value.

Deferred Financing Costs

Deferred financing costs are recorded at cost and are amortized to interest expense using a straight-line method that approximates the effective interest method over the life of the related debt.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Rental income related to leases is recognized on an accrual basis when due from residents or commercial tenants, generally on a monthly basis. Rental revenues for leases with uneven payments and terms greater than one year are recognized on a straight-line basis over the term of the lease. Any deferred revenue is recorded as a liability within deferred lease revenues and other related liabilities.

Acquisition Costs

Acquisition costs for business combinations, which are expected to include most wholly owned properties, are expensed when it is probable that the transaction will be accounted for as a business combination and the purchase will be consummated. Our acquisition costs related to investments in unconsolidated real estate joint ventures are capitalized as a part of our basis in the investment. Pursuant to our Advisory Management Agreement (as defined below), our Advisor is obligated to reimburse us for all investment-related expenses the Company pursues but ultimately does not consummate. Prior to the determination of its status, amounts incurred are recorded in other assets. Acquisition costs and expenses include amounts incurred with our Advisor and with third parties.

Organization and Offering Costs

Our Advisor is obligated to pay all of our Initial Public Offering and Private Offering organization and offering costs and we are required to make reimbursements in accordance with the Advisory Management Agreement, as amended. Organization expenses are expensed as incurred. Offering costs are recognized based on estimated amounts probable of reimbursement and are offset against additional paid-in capital.

Redemptions of Common Stock

We account for the possible redemption of our shares by classifying securities that are convertible for cash at the option of the holder outside of equity. We do not reclassify the shares to be redeemed from equity to a liability until such time as the redemption has been formally approved. The portion of the redeemed common stock in excess of the par value is charged to additional paid-in capital.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and have qualified as a REIT since the year ended December 31, 2007. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code and intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT.

We have evaluated the current and deferred income tax related to state taxes, where we do not have a REIT exemption, and we have no significant tax liability or benefit as of December 31, 2010 and 2009.

2. Summary of Significant Accounting Policies (Continued)

We recognize the financial statement benefit of an uncertain tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2010, we have no significant uncertain tax positions.

Concentration of Credit Risk

We invest our cash and cash equivalents among several banking institutions and money market accounts in an attempt to minimize exposure to any one of these entities. As of December 31, 2010 and 2009, we had cash and cash equivalents deposited in certain financial institutions in excess of federally-insured levels. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents.

Income (Loss) per Share

Basic earnings per share is calculated by dividing net earnings available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated similarly, except that during periods of net income it includes the dilutive effect of the assumed exercise of securities, including the effect of shares issuable under our stock-based incentive plans. During periods of net loss, the assumed exercise of securities is anti-dilutive and are not included in the calculation of earnings per share.

The Behringer Harvard Multifamily REIT I, Inc. Amended and Restated 2006 Incentive Award Plan ("Incentive Award Plan") authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards. A total of 10 million shares has been authorized and reserved for issuance under the Incentive Award Plan. As of December 31, 2010, no options have been issued. For the years ended December 31, 2010 and 2009, 6,000 shares of the restricted stock have been included in the basic and dilutive earnings per share calculation.

As of December 31, 2010 and 2009, we had 1,000 shares of convertible stock issued and outstanding, no shares of preferred stock issued and outstanding, and had no options to purchase shares of common stock outstanding. The convertible stock is not included in the dilutive earnings per share because the shares of convertible stock do not participate in earnings and would currently not be convertible into any common shares, if converted.

Reportable Segments

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net income (loss) is from investments in real estate properties that we wholly own or own through Co-Investment Ventures, the latter of which we account for under the equity method of accounting. Our management evaluates operating performance on an individual investment level. However, as each of our investments has similar economic characteristics in our consolidated financial statements, the Company is managed on an enterprise-wide basis with one reportable segment.

Fair Value

In connection with our assessments and determinations of fair value for many real estate assets and financial instruments, there are generally not available observable market price inputs for substantially the same items. Accordingly, we make assumptions and use various estimates and pricing models, including, but not limited to, the estimated cash flows, costs to lease properties, useful lives of

2. Summary of Significant Accounting Policies (Continued)

the assets, the cost of replacing certain assets, discount and interest rates used to determine present values, market capitalization rates and rental rates. Many of these estimates are from the perspective of market participants and will also be obtained from independent third-party appraisals. However, we are responsible for the source and use of these estimates. A change in these estimates and assumptions could be material to our results of operations and financial condition.

As of December 31, 2010, we believe the carrying values of cash and cash equivalents, receivables and payables from affiliates and credit facility payable approximate their fair values based on their highly-liquid nature and/or short-term maturities, including prepayment options. As of December 31, 2010, we estimate the fair value of our mortgage loans payable at $94.7 million compared to its carrying value of $93.4 million. As of December 31, 2010 and 2009, we had no significant assets or liabilities measured at fair value on a recurring or nonrecurring basis. We estimate fair values for financial instruments based on interest rates with similar terms and remaining maturities that management believes we could obtain.

Reclassification

Certain financial information from the previous fiscal years has been revised to conform to the current year presentation. This revision to the historical presentation does not reflect a material change to the information presented in the Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

As of December 31, 2009, in order to combine the immaterial amount on the Consolidated Balance Sheet, we combined note and other receivables of approximately $4.0 million into the "Other assets, net" caption, and accrued offering costs of $1.4 million into the "Payables to affiliates" caption. In addition to better report increased transactions in intangible assets, $1.2 million of net intangibles as of December 31, 2009 was reclassified from "Other assets, net" to "Intangibles, net."

For the year ended December 31, 2009, in order to combine the immaterial amounts on the Consolidated Statement of Cash Flows, we combined "Repayments of advances to unconsolidated joint ventures "of approximately ($81,000) with "Advances to/from unconsolidated real estate joint ventures" of approximately $1.0 million.

For the year ended December 31, 2008, in order to combine the immaterial amounts on the Consolidated Statement of Cash Flows, we combined (1) "Change in payables to affiliates" of approximately $7,000 , (2) "Change in subscriptions for common stock" of approximately ($53,000), and (3) "Change in subscription cash received" of approximately $53,000 into the "Other" caption under "Cash flows from financing activities."

3. New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to the authoritative guidance on the consolidation of variable interest entities. This guidance eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its rights to receive benefits of an entity must be disregarded

3. New Accounting Pronouncements (Continued)

in evaluating whether an entity is a variable interest entity. This guidance was applicable to us beginning January 1, 2010. The adoption of this guidance did not have an impact on our consolidated financial statements.

4. Real Estate Investments

We make real estate investments through entities wholly owned by us or through unconsolidated real estate joint ventures. As of December 31, 2010, we have ten wholly owned real estate investments and 23 investments in unconsolidated real estate joint ventures. As of December 31, 2009, we had three wholly owned real estate investments and 17 investments in unconsolidated real estate joint ventures. All of our investments in unconsolidated real estate joint ventures are BHMP CO-JVs (as defined below). We are not limited to joint ventures through BHMP CO-JVs, as we may choose other joint venture partners or investment structures.

The following presents our wholly owned real estate investments and our investments in unconsolidated real estate joint ventures as of December 31, 2010 and 2009. The investments are categorized as of December 31, 2010 based on the type of investment, on the stages in the development and operation of the investment and for investments in unconsolidated real estate joint ventures based on its type of underlying investment. The definitions of each stage are as follows:

- Stabilized / Comparable are communities that are stabilized (the earlier of 90% occupancy or one year after completion of construction or acquisition) for both the current and prior reporting year.
- Stabilized / Non-comparable are communities that have been stabilized or acquired after January 1, 2009.
- Lease ups are communities that have commenced leasing but have not yet reached stabilization.
- Developments are communities currently under construction and leasing activity has not commenced. As of December 31, 2010, there were no communities classified as developments.

Investments in Real Estate	Location	Units (unaudited)	Total Net Operating Real Estate, net (in millions) As of December 31, 2010	2009
Stabilized / Non-comparable:				
Acacia on Santa Rosa Creek	Santa Rosa, CA	277	$ 36.8	$ —
Burnham Pointe	Chicago, IL	298	85.1	—
The Gallery at NoHo Commons[(a)]	Los Angeles, CA	438	102.9	106.0
Grand Reserve Orange	Orange, CT	168	24.3	25.1
The Lofts at Park Crest[(a)]	McLean, VA	131	48.0	—
Mariposa Loft Apartments	Atlanta, GA	253	27.1	27.9
The Reserve at La Vista Walk	Atlanta, GA	283	38.5	—
Uptown Post Oak	Houston, TX	392	62.7	—
Lease ups:				
Acappella	San Bruno, CA	163	54.2	—
Allegro	Addison, TX	272	43.5	—
		2,675	$523.1	$159.0

4. Real Estate Investments (Continued)

Investments in Unconsolidated Real Estate Joint Ventures[b]	Location	Units (unaudited)	Our Investment in Unconsolidated Real Estate Joint Ventures (in millions) As of December 31, 2010	2009
Equity Investments				
Stabilized / Comparable:				
The Reserve at Johns Creek Walk[c][d]	Johns Creek, GA	210	$ 3.4	$ 4.0
Stabilized / Non-comparable:				
4550 Cherry Creek[e]	Denver, CO	288	12.5	—
7166 at Belmar[e]	Lakewood, CO	308	12.4	—
Briar Forest Lofts[e]	Houston, TX	352	9.1	—
Burrough's Mill[e]	Cherry Hill, NJ	308	7.1	8.1
Calypso Apartments and Lofts[e]	Irvine, CA	177	13.6	27.4
The Cameron[d][f]	Silver Spring, MD	325	11.2	10.9
Cyan/PDX[e]	Portland, OR	352	45.4	46.2
The District Universal Boulevard[e]	Orlando, FL	425	33.4	—
Eclipse[e][g]	Houston, TX	330	6.8	19.7
Fitzhugh Urban Flats[e]	Dallas, TX	452	11.1	—
Forty55 Lofts[e]	Marina del Rey, CA	140	12.7	26.2
Grand Reserve[f]	Dallas, TX	149	5.5	5.1
Halstead[e]	Houston, TX	301	6.5	3.4
Satori[c][d][g]	Fort Lauderdale, FL	279	11.0	12.3
Tupelo Alley[e]	Portland, OR	188	10.7	—
The Venue[e][g]	Clark County, NV	168	14.4	4.5
Waterford Place[e]	Dublin, CA	390	9.8	11.0
Lease ups:				
55 Hundred[c][d][g]	Arlington, VA	234	21.6	23.6
Bailey's Crossing[c][d][g]	Alexandria, VA	414	29.3	29.8
San Sebastian[e]	Laguna Woods, CA	134	19.9	19.9
Skye 2905[e][g]	Denver, CO	400	27.8	12.9
Veritas[c][d][f]	Henderson, NV	430	14.2	14.9
		6,754	$349.4	$279.9
Total units—wholly-owned and unconsolidated JVs		9,429		

(a) Purchase prices for The Gallery at NoHo Commons and The Lofts at Park Crest were $96.0 million and $68.2 million, respectively, before closing costs and prorations. Other amounts from the acquisitions were recognized as intangible assets or deferred lease revenues and other related liabilities.

(b) Our ownership interest in all our investments in unconsolidated real estate joint ventures is 55% except for The Reserve at Johns Creek Walk (64%), Cyan/PDX (70%) and 7166 at Belmar (70%). Each of our investments in unconsolidated real estate joint ventures may become subject to buy-sell rights with the BHMP Co-Investment Partner.

(c) Equity investment of a BHMP CO-JV in a Property Entity with unaffiliated third parties.

(d) Equity investment wholly owned by a BHMP CO-JV.

4. Real Estate Investments (Continued)

(e) Loan investment by a BHMP CO-JV.

(f) Equity interests in the property owned by BHMP CO-JV and/or other owners may be subject to call rights, put rights and/or buy-sell rights and/or right of BHMP CO-JV to convert mezzanine loan investment to equity in the property.

(g) During 2009 for Eclipse, 55 Hundred and Bailey's Crossing and during 2010 for Satori, Skye 2905, and The Venue, the BHMP CO-JV converted its loan investment for an additional and/or new equity ownership interest.

Investments in real estate

In 2010, we acquired in separate transactions seven wholly owned multifamily communities, Acacia on Santa Rosa Creek, The Lofts at Park Crest, Burnham Pointe, Uptown Post Oak, Acappella, The Reserve at La Vista Walk and Allegro totaling 1,816 units for an aggregate purchase price, excluding closing costs, of approximately $401.1 million, including the assumption of a mortgage loan payable and other liabilities of $27.2 million.

In 2009, we acquired three wholly owned multifamily communities, The Gallery at NoHo Commons, Mariposa Loft Apartments and Grand Reserve Orange totaling 859 units for an aggregate purchase price, excluding closing costs, of approximately $150.3 million, paid in cash funded from the proceeds of our Initial Public Offering. No mortgage debt was assumed or obtained in connection with the acquisitions.

The following tables present certain additional information regarding our 2010 and 2009 acquisitions. Certain of the tables provide information for material acquisitions, which are The Lofts at Park Crest, Burnham Pointe and The Gallery at NoHo Commons.

The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date individually presented for material acquisitions and summarized for the other 2010 and 2009 non-material acquisitions are as follows (in millions):

	2010 Acquisitions				2009 Acquisitions		
	The Lofts at Park Crest	Burnham Pointe	Other Non-Material Acquisitions	Total Acquisitions	The Gallery at NoHo Commons	Other Non-Material Acquisitions	Total Acquisitions
Land	$ —	$10.4	$ 47.0	$ 57.4	$ 28.7	$10.4	$ 39.1
Buildings and improvements	49.7	76.0	191.3	317.0	78.2	43.0	121.2
Construction in progress	—	—	0.9	0.9	—	—	—
Intangible assets:							
In-place leases	2.7	1.6	5.3	9.6	1.5	0.9	2.4
Contractual rights[(a)]	16.2	—	—	16.2	—	—	—
Total intangible assets	18.9	1.6	5.3	25.8	1.5	0.9	2.4
Note and other receivables[(b)]	—	—	—	—	1.4	—	1.4
Mortgage loan payable	—	—	(26.8)	(26.8)	—	—	—
Deferred lease revenues and other liabilities[(c)]	(0.4)	—	—	(0.4)	(13.8)	—	(13.8)
Total	$68.2	$88.0	$217.7	$373.9	$ 96.0	$54.3	$150.3

(a) Contractual rights include land and parking garage rights.

4. Real Estate Investments (Continued)

(b) Note and other receivables relates to a tax increment receivable from the Community Redevelopment Agency of the City of Los Angeles.

(c) The deferred lease revenues and other liabilities relate to our assumption of an affordable housing obligation for $13.8 million (see footnote 9) and contingent consideration payable of $0.4 million.

The 2010 amounts recognized for revenues and net losses from the acquisition dates to December 31, 2010 related to the operations of The Lofts at Park Crest and Burnham Pointe and The Gallery at NoHo Commons and summarized for the other 2010 and 2009 non-material acquisitions are as follows (in millions):

	The Lofts at Park Crest	Burnham Pointe	Other Non-Material 2010 Acquisitions	The Gallery at NoHo Commons	Other Non-Material 2009 Acquisitions	Total All Acquisitions
Revenues	$5.2	$ 3.4	$ 8.5	$ 8.8	$6.7	$32.6
Acquisition expenses	$0.4	$ 1.0	$ 1.2	$ —	$—	$ 2.6
Depreciation and amortization	$2.6	$ 3.2	$ 7.0	$ 4.4	$2.6	$19.8
Net income (loss)	$0.5	$(2.6)	$(5.0)	$(1.8)	$0.4	$(8.5)

The amounts recognized for revenues and net losses from the acquisition dates to December 31, 2009 related to the operations of The Gallery at NoHo Commons and summarized for the other 2009 other non-material acquisitions are as follows (in millions):

	The Gallery at NoHo Commons	Other Non-Material 2009 Acquisitions	Total All Acquisitions
Revenues	$ 2.6	$ 1.5	$ 4.1
Acquisition expenses	$ 0.2	$ 0.1	$ 0.3
Depreciation and amortization	$ 1.8	$ 1.0	$ 2.8
Net loss	$(0.9)	$(0.2)	$(1.1)

The following unaudited consolidated pro forma information is presented as if we acquired each of the properties on January 1, 2009. The information excludes activity that is non-recurring and not representative of our future activity, primarily acquisition expenses of $10.8 million and $3.4 million for the years ended December 31, 2010 and 2009, respectively. Expenses, including depreciation and amortization, do not include amounts for periods prior to the completed construction of the property. This information presented is not necessarily indicative of what the actual results of operations would have been had we completed these transactions on January 1, 2009, nor does it purport to represent our future operations (amounts in millions, expect per share):

	For the Years Ended December 31,	
	2010	2009
Revenues	$ 46.7	$ 37.5
Depreciation and amortization	$ 27.5	$ 24.2
Net loss	$(24.4)	$(19.2)
Net loss per share	$(0.29)	$(0.59)

4. Real Estate Investments (Continued)

We are in the process of finalizing our acquisition allocations for our 2010 material acquisitions, which are subject to change until our information is finalized, no later than twelve months from the acquisition date.

Depreciation expense associated with all of our wholly owned buildings and improvements for the years ended December 31, 2010 and 2009 was approximately $12.4 million and $1.5 million, respectively.

Cost of intangibles related to our wholly owned investments in real estate consisted of the value of in-place leases and other contractual intangibles. These in-place leases are amortized over the remaining term of the in-place leases, approximately a six month term for multifamily in-place lease and terms ranging from three to 20 years for retail leases. Amortization expense associated with all of our lease intangibles for the years ended December 31, 2010, 2009 and 2008 was approximately $7.2 million, $1.2 million and $-0-, respectively. Included in other contractual intangibles as of December 31, 2010 is $6.8 million related to the use rights of a parking garage and site improvements and $9.5 million of indefinite-lived contractual rights related to land air rights. There were no indefinite-lived intangibles as of December 31, 2009. Anticipated amortization associated with lease and other contractual intangibles for each of the following five years is as follows (in millions):

2011	$2.0
2012	$0.4
2013	$0.4
2014	$0.4
2015	$0.4

As of December 31, 2010 and December 31, 2009, accumulated depreciation and amortization related to our consolidated real estate properties and related intangibles were as follows (in millions):

	As of December 31, 2010			As of December 31, 2009		
		Intangibles			Intangibles	
	Buildings and Improvements	In-Place Lease Intangibles	Other Contractual	Buildings and Improvements	In-Place Lease Intangibles	Other Contractual
Cost	$440.6	$12.1	$16.3	$121.4	$ 2.4	$—
Less: depreciation and amortization	(13.9)	(8.2)	(0.2)	(1.5)	(1.2)	—
Net	$426.7	$ 3.9	$16.1	$119.9	$ 1.2	$—

Investments in unconsolidated real estate joint ventures

BHMP CO-JV

We have entered into 23 separate joint ventures with Behringer Harvard Master Partnership I LP (the "BHMP Co-Investment Partner") through entities in which we are the manager. The 1% general partner of the BHMP Co-Investment Partner is Behringer Harvard Institutional GP LP, which is an affiliate of our Advisor and is indirectly owned by our sponsor, Behringer Harvard Holdings, LLC. The 99% limited partner of the BHMP Co-Investment Partner is Stichting Depositary PGGM Private Real

4. Real Estate Investments (Continued)

Estate Fund, a Dutch foundation acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, an investment vehicle for Dutch pension funds ("PGGM"). Substantially all of the capital provided to the BHMP Co-Investment Partner is from PGGM. We have no ownership or other direct financial interests in either of these entities.

PGGM has committed to invest up to $300 million in co-investments with affiliates or investment programs of our sponsor. As of December 31, 2010, approximately $26.2 million of the $300 million commitment remains unfunded; however, in the event that certain investments are refinanced or new property debt is placed within two years from the date of the acquisition, the amount of the unfunded commitment may be increased.

Generally, the BHMP Co-Investment Partner will co-invest with a 45% equity interest, and we will co-invest with a 55% equity interest, although the BHMP Co-Investment Partner may elect smaller allocations. Capital contributions and cash distributions are allocated pro rata in accordance with ownership interests.

Each of our separate joint ventures with the BHMP Co-Investment Partner is made through a separate entity that owns 100% of the voting equity interests and approximately 99% of the economic interests in one subsidiary REIT, through which substantially all of the joint venture's business is conducted. Each separate joint venture entity, together with its respective subsidiary REIT, is referred to herein as a "BHMP CO-JV." Each BHMP CO-JV is a separate legal entity formed for the sole purpose of holding its respective investment and obtaining legally separated debt and equity financing. In certain circumstances the governing documents of the BHMP CO-JV may require the subsidiary REIT to be disposed of via a sale of its capital stock rather than as an asset sale by that subsidiary REIT.

Each BHMP CO-JV is managed by us or a subsidiary of ours, but the operation of the BHMP CO-JV's investment must generally be conducted in accordance with operating plans approved by the BHMP Co-Investment Partner. In addition, without the consent of all members of the BHMP CO-JV, the manager may not generally approve or disapprove on behalf of the BHMP CO-JV certain major decisions affecting the BHMP CO-JV, such as (1) selling or otherwise disposing of the BHMP CO-JV's investment or any other property having a value in excess of $100,000, (2) selling any additional interests in the BHMP CO-JV, (3) approving initial and annual operating plans and capital expenditures or (4) incurring or materially modifying any indebtedness of the BHMP CO-JV in excess of $100,000 or causing the BHMP CO-JV to become liable for any debt, obligation or undertaking of any other individual or entity in excess of $100,000 other than in accordance with the operating plans. The BHMP Co-Investment Partner may remove the manager for cause and appoint a successor. Each BHMP CO-JV provides buy-sell rights between the members in the event of a "major dispute" as defined in each respective BHMP CO-JV operating agreement.

We have determined that our BHMP CO-JVs are not variable interest entities and that each partner has equal substantive control and participating rights with no single party controlling each BHMP CO-JV. Accordingly, we account for our interest in each BHMP CO-JV using the equity method of accounting.

Certain BHMP CO-JVs have made equity investments with third-party owners in, and/or have made loans to, entities that own one multifamily operating property or development community. The collective group of these operating property entities or development entities are collectively referred to

4. Real Estate Investments (Continued)

herein as "Property Entities." Each Property Entity is a separate legal entity for the sole purpose of holding its respective operating property or development project and obtaining legally separated debt and equity financing.

As of December 31, 2010, 21 of our BHMP CO-JVs include equity investments in Property Entities. Each of these BHMP CO-JV equity investments in a Property Entity is evaluated for consolidation at the BHMP CO-JV level using our principles of consolidation. Of these 21 Property Entities, 19 investments are reported on a consolidated basis by the BHMP CO-JV and the remaining investments are recorded as unconsolidated real estate joint ventures and reported with the equity method of accounting by the respective BHMP CO-JVs.

During the years ended December 31, 2010 and 2009, we invested in six and seven, respectively, newly formed BHMP CO-JVs, each holding a wholly owned multifamily community. The total acquisition prices for these multifamily communities were $279.3 million and $342.1 million during 2010 and 2009, respectively. Our total share of the capital contributions for these BHMP CO-JVs was $159.8 million during 2010 and $197.9 million during 2009. Also during the year ended December 31, 2010, nine BHMP CO-JVs obtained mortgage financing secured by the respective multifamily community for an aggregate amount of $205.7 million. Substantially all of the net proceeds related to these financings were distributed to us and the BHMP Co-Investment Partner and our share was $116.6 million.

In addition to the investments in newly formed BHMP CO-JVs, we also made additional investments in existing BHMP CO-JVs during 2010 and 2009 that were used by the BHMP CO-JVs to acquire additional ownership interests in Property Entities:

- In December 2010, the Satori BHMP CO-JV converted its $14.8 million note receivable, plus accrued interest of $1.4 million for an additional equity ownership interest in the Satori BHMP CO-JV. No additional consideration was paid in connection with the acquisition of the additional equity ownership interest, which did not constitute a controlling interest and accordingly, continues to be accounted for under the equity method.
- In December 2010, the Skye 2905 BHMP CO-JV indirectly acquired the remaining ownership interest in the Skye 2905 Property Entity for $39.3 million. Included as a part of the acquisition, the Skye 2905 BHMP CO-JV partially modified the construction loan, paying $21.2 million to reduce the principal balance to $47.0 million, obtaining a six-month extension option and resetting the LIBOR based interest rate. The total funding by the Skye 2905 BHMP CO-JV was approximately $24.5 million. Effective with the transaction, the Skye 2905 Property Entity became wholly owned by the Skye 2905 BHMP CO-JV. Our contribution to the Skye 2905 BHMP CO-JV was $13.5 million. As a part of the closing of the acquisition and the construction loan modification, the Skye 2905 BHMP CO-JV converted its note receivable to equity. A gain of $3.7 million was recognized for the difference between the Skye 2905 BYMP CO-JV's investment carrying value and the fair value at the acquisition date. Our share of the gain is included in equity in earnings (loss) of investments in unconsolidated real estate joint ventures and was approximately $2.0 million.
- In August 2010, The Venue BHMP CO-JV indirectly acquired the remaining ownership interest in The Venue Property Entity for $0.4 million. Included as a part of the acquisition, The Venue BHMP CO-JV also extinguished The Venue Property Entity's construction loan with a final

4. Real Estate Investments (Continued)

principal payment of $17.9 million. At the time of the payoff, the construction loan had a principal balance of $19.7 million. The total funding by The Venue BHMP CO-JV was approximately $18.3 million. Our contribution to The Venue BHMP CO-JV was approximately $10.1 million. Effective with the transaction, The Venue Property Entity became wholly owned by The Venue BHMP CO-JV. Upon the acquisition of the controlling interest, The Venue BHMP CO-JV recognized a gain of $1.3 million for the difference between The Venue BHMP CO-JV's investment carrying value and the fair value at the acquisition date. Our share of the gain is included in equity in earnings (loss) of investments in unconsolidated real estate joint ventures and was $0.7 million. At the closing of the acquisition, The Venue BHMP CO-JV effectively eliminated its note receivable to The Venue Property Entity.

- In December 2009, the Bailey's Crossing BHMP CO-JV converted its $22.1 million note receivable to an equity interest. In addition to the conversion, the BHMP CO-JV became the general partner of the Property Entity and contributed $28.8 million for a first priority equity interest carrying a 14% preferred return. The capital contribution was used by the Property Entity to pay down the construction loan and pay certain development costs. The BHMP CO-JV is contingently obligated to fund up to approximately $0.4 million of additional development costs for a similar additional first priority equity interest. With the restructuring, the Bailey's Crossing BHMP CO-JV has consolidated the Bailey's Crossing Property Entity. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. Our additional contribution to the Bailey's Crossing BHMP CO-JV in the December 2009 transaction was $16.0 million.

- In November 2009, the equity and debt financing of the 55 Hundred Property Entity was restructured, whereby the 55 Hundred BHMP CO-JV converted its $20.0 million note receivable to an equity interest. In addition to the conversion, the BHMP CO-JV became the general partner in the 55 Hundred Property Entity and contributed $17.6 million for a first priority equity interest carrying a 14% preferred return. The capital contribution was used by the 55 Hundred Property Entity to pay down the construction loan and certain development costs. With the restructuring, the 55 Hundred BHMP CO-JV has consolidated the 55 Hundred Property Entity. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. Our additional contribution to the 55 Hundred BHMP CO-JV in connection with the November 2009 transaction was $9.7 million.

- In November 2009, the Eclipse BHMP CO-JV indirectly acquired all of the remaining ownership interest in the Eclipse Property Entity for $0.1 million and the assumption of the $20.9 million construction loan. Effective with the transaction, the Eclipse Property Entity became wholly owned by the Eclipse BHMP CO-JV. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. At the closing, the Eclipse BHMP CO-JV paid off the construction loan, exercised the ground lease purchase option and effectively eliminated its note receivable to the Eclipse Property Entity. The total funding by the Eclipse BHMP CO-JV, before normal closing costs, was approximately $25.6 million. Our contribution to the Eclipse BHMP CO-JV was $14.1 million.

4. Real Estate Investments (Continued)

The summarized financial data shown below presents the combined accounts of each of the (i) BHMP CO-JVs and (ii) Property Entities where there is a corresponding BHMP CO-JV equity investment. The amounts listed below include 100% of the Property Entities' accounts, where the noncontrolling interest amounts represent the portion owned by unaffiliated third parties. All inter-entity transactions, balances and profits have been eliminated in the combined financial data (amounts in millions):

Balance Sheet Data:	As of December 31, 2010	2009
Land, buildings and improvements	$1,181.8	$656.0
Less: accumulated depreciation and amortization	(37.6)	(6.7)
Land, buildings and improvements, net	1,144.2	649.3
Construction in progress	—	210.2
Notes receivable, net	26.3	25.4
Cash and cash equivalents	13.4	6.2
Intangible assets, net of accumulated amortization of $12.9 million and $4.2 million as of December 31, 2010 and 2009, respectively	5.0	2.8
Other assets, including restricted cash	18.3	20.1
Total assets	$1,207.2	$914.0
BHMP CO-JV level mortgage loans payable	$ 337.7	$110.1
Property Entity level construction and mortgage loans payable	253.2	284.3
Accounts payable, interest payable and other liabilities	18.5	30.2
Total liabilities	609.4	424.6
Redeemable, noncontrolling interests	7.8	10.4
Our members' equity	333.9	268.5
BHMP Co-Investment Partner's equity	250.3	201.2
Nonredeemable, noncontrolling interests	5.8	9.3
Total equity	590.0	479.0
Total liabilities and equity	$1,207.2	$914.0

4. Real Estate Investments (Continued)

Operating Data:	For the Years Ended December 31, 2010	2009	2008
Revenues			
Rental revenues	$ 69.3	$13.3	$ 3.0
Interest income	9.9	14.3	10.2
	79.2	27.6	13.2
Expenses			
Property operating expenses	26.6	8.0	1.3
Real estate taxes	9.7	2.0	0.3
Interest expense	21.9	5.9	1.5
Acquisition expenses	1.9	2.8	—
Equity in loss of investments in unconsolidated real estate joint ventures	—	—	0.5
Depreciation and amortization	44.0	9.5	1.9
	104.1	28.2	5.5
Gain on early extinguishment of debt	0.2	—	—
Gain on acquisition of controlling interest	4.9	—	—
Gain on excess of fair value over purchase price	3.3	—	—
Net income (loss)	(16.5)	(0.6)	7.7
Net loss attributable to noncontrolling interests	4.9	0.4	0.3
Net income (loss) attributable to consolidated BHMP CO-JV	$(11.6)	$(0.2)	$ 8.0
Our share of equity in earnings of investments in unconsolidated real estate joint ventures	$ (6.9)	$(0.2)	$ 4.3

The following presents the reconciliation between our member's equity interest in the combined BHMP CO-JVs and our total investments in unconsolidated real estate joint ventures (amounts in millions):

	December 31, 2010	December 31, 2009
Balance of our member's equity in the BHMP CO-JVs	$333.9	$268.5
Other capitalized costs, net of amortization	15.5	11.4
Investments in unconsolidated real estate joint ventures	$349.4	$279.9

Included in the combined financial data are notes receivable from Property Entities to BHMP CO-JVs. All note receivable advances have been fully funded. Generally for each of the notes receivable included in the combined financial data, the BHMP CO-JVs acquired options to purchase a certain percentage ownership interest in the Property Entity, or to convert the notes receivable into equity interests in the Property Entities. Options are generally exercisable during defined periods after

4. Real Estate Investments (Continued)

project completion. Below are the BHMP CO-JVs' notes receivable from the Property Entities that are included in the combined financial data (amounts in millions):

Name of Underlying Property	Carrying Amount As of December 31, 2010	Carrying Amount As of December 31, 2009	Fixed Interest Rate	Maturity Date	Option Period Commencement After Construction
Grand Reserve	$ 7.5	$ 7.5	10.0%	April 2012	N/A[(a)]
The Cameron	19.3	19.3	9.5%	December 2012	90 days
Total BHMP CO-JV Notes	26.8	26.8			
Less: Deferred Financing Fees	(0.5)	(1.4)			
Net BHMP CO-JV Notes	$26.3	$25.4			

(a) Pursuant to the terms of the option agreement, the BHMP CO-JV exercised its right to terminate the option agreement on May 28, 2010.

In the combined financial data, the notes receivable and notes payable between the BHMP CO-JVs and its Property Entities in which the BHMP CO-JVs have equity interests are eliminated. For these notes, all advances have been fully funded. In connection with each of these notes receivable or their equity investment, the BHMP CO-JVs acquired options to purchase a certain percentage ownership interest in the Property Entity, or to convert the notes receivable into equity interests in the Property Entities. Options are generally exerciseable during defined periods after project completion. Below are the eliminated BHMP CO-JVs' notes receivable as of December 31, 2010 and 2009 (amounts in millions):

Name of Underlying Property	Carrying Amount As of December 31, 2010	Carrying Amount As of December 31, 2009	Fixed Interest Rate	Maturity Date	Option Period Commencement After Construction
Satori[(a)]	$ —	$14.8	(a)	(a)	(a)
Skye 2905[(b)]	—	14.8	(b)	(b)	(b)
The Venue[(c)]	—	5.8	(c)	(c)	(c)
Veritas	21.0	21.0	13.0%	December 2013	90 days
Total BHMP CO-JV notes receivable eliminated in combination	$21.0	$56.4			

(a) In December 2010, the $14.8 million note receivable plus accrued interest was converted into an additional equity ownership interest in the Property Entity. The converted note receivable had a fixed interest rate of 10% and a maturity date of October 2012.

(b) In December 2010, in connection with the BHMP CO-JV's acquisition of the remaining Property Entity interests the $14.8 million note receivable plus accrued interest was converted into an additional equity ownership interest in the Property Entity. The converted note receivable had a fixed interest rate of 10% and a maturity date of April 2013.

(c) In August 2010, in connection with the BHMP CO-JV's acquisition of the remaining Property Entity interests the $5.8 million note receivable was converted into an additional equity ownership

4. Real Estate Investments (Continued)

interest in the Property Entity. The converted note receivable had a fixed interest rate of 10.0% and a maturity date of June 2013.

As of December 31, 2010 and 2009, BHMP CO-JVs are also subject to senior construction and mortgage loans payable as described in the following table. These loans are senior ~~to~~ the equity investments made by the BHMP CO-JVs. The lenders for these loans payable have no recourse to us or the applicable BHMP CO-JV other than carve-out guarantees for certain matters such as environmental conditions, misuse of funds and material misrepresentations. These loan payables are referred to as BHMP CO-JV level mortgage loans payable (amounts in millions):

BHMP CO-JV Level Mortgage Loans Payable	Carrying Amount As of December 31, 2010	2009	Interest Rate	Maturity Date
Skye 2905[(a)]	$ 47.0	$ —	Monthly LIBOR + 250 basis points	June 2011
Waterford Place	59.0	60.1	4.83% - Fixed	May 2013
4550 Cherry Creek	28.6	—	4.23% - Fixed	March 2015
Calypso Apartments and Lofts	24.0	—	4.21% - Fixed	March 2015
7166 at Belmar	22.8	—	4.11% - Fixed	June 2015
Burrough's Mill	26.0	26.0	5.29% - Fixed	October 2016
Fitzhugh Urban Flats	28.0	—	4.35% - Fixed	August 2017
Eclipse	20.8	—	4.46% - Fixed	September 2017
Briar Forest Lofts	21.0	—	4.46% - Fixed	September 2017
Tupelo Alley	19.3	—	3.58% - Fixed	October 2017
Forty55 Lofts	25.5	—	3.90% - Fixed	October 2020
Halstead[(b)]	15.7	24.0	3.79% - Fixed	November 2017
Total	$337.7	$110.1		

(a) In connection with the BHMP CO-JV's acquisition of the remaining ownership interests from an unaffiliated third party in December 2010, the construction loan was paid down by $21.2 million. Effective with the closing of the acquisition, the Property Entity became wholly owned and the loan is now referred to as a BHMP CO-JV level mortgage loan payable. The loan is payable at any time without penalty and has a single extension option for six months.

(b) In September 2010, the Halstead BHMP CO-JV prepaid the outstanding loan balance of $24.0 million without penalty. The prior mortgage had an interest rate of 6.17% and a maturity date of September 2011. In October 2010, the Halstead BHMP CO-JV closed on a new $15.7 million mortgage, with a fixed interest rate of 3.79% and a maturity date of November 2017.

As of December 31, 2010 and 2009, Property Entities are subject to senior construction and mortgage loans payable as described in the following table. These loans are senior to any equity or debt investments made or held by the BHMP CO-JVs. The lenders for these loans have no recourse to us or the BHMP CO-JVs with recourse only to the applicable Property Entities and with respect to Satori and Veritas to affiliates of the project developers that have provided completion and repayment

4. Real Estate Investments (Continued)

guarantees. These loans payable are referred to as Property Entity level construction and mortgage loans payable (amounts in millions and monthly LIBOR at December 31, 2010 was 0.26%):

Property Entity Level Construction and Mortgage Loans Payable	Carrying Amount As of December 31, 2010	2009	Interest Rate	Maturity Date
Satori[a]	$ 71.3	$ 69.4	Monthly LIBOR + 140 bps	October 2011
Skye 2905[a][b]	—	42.2	Monthly LIBOR + 195 bps	May 2011
Bailey's Crossing[a]	71.1	61.1	Monthly LIBOR + 275 bps	November 2011
The Venue[c]	—	19.2	Monthly LIBOR + 225 bps	June 2012
Veritas[a]	35.1	16.7	Monthly LIBOR + 275 bps	December 2012
The Reserve at Johns Creek Walk	23.0	23.0	6.46% - Fixed	March 2013
55 Hundred[a]	52.7	52.7	Monthly LIBOR + 300 bps	November 2013
Total	$253.2	$284.3		

(a) Each of these Property Entity level construction loans are used to fund development projects and are drawn as construction costs are incurred. The aggregate total commitment, if fully funded, is $239.9 million. Each construction loan has provisions allowing for prepayment at par and extensions, generally two, one-year options if certain operational performance levels have been achieved as of the maturity date. An extension fee, generally 0.25% of the total loan balance, is required for each extension.

(b) In connection with the BHMP CO-JV's acquisition of the remaining ownership interests from an unaffiliated third party in December 2010, the construction loan was paid down by $21.2 million. Effective with the closing of the acquisition, the Property Entity became wholly owned and the loan is now referred to as a BHMP CO-JV level mortgage loan payable.

(c) In connection with the BHMP CO-JV's acquisition of the remaining ownership interests from an unaffiliated third party, the construction loan with a principal balance of $19.7 million was paid off in full with a final payment of $17.9 million.

As of December 31, 2010, approximately $966.7 million of the net carrying value of land, buildings and improvements and construction in progress collateralized the combined BHMP CO-JV level and Property Entity level construction and mortgage loans payable.

In December 2009, Fairfield Residential LLC, a real estate operating company, ("Fairfield Residential") and certain of its affiliates filed for voluntary bankruptcy. Certain other affiliates of Fairfield Residential that serve as the general partner for The Cameron and current limited partners of Bailey's Crossing and 55 Hundred were not part of the bankruptcy filing (the "Fairfield Projects"). The Bailey's Crossing, 55 Hundred and The Cameron Property Entities were also not a part of the bankruptcy filing. The 2009 Bailey's Crossing and 55 Hundred Property Entity restructurings and recapitalizations were completed prior to Fairfield Residential's bankruptcy and were not affected by the bankruptcy filing. With regard to The Cameron Property Entity, The Cameron BHMP CO-JV investment is only as a lender with a $20.0 million note receivable investment, including accrued interest less deferred fees. Our share of the note receivable is approximately $11.0 million.

4. Real Estate Investments (Continued)

In connection with the note receivable made by The Cameron BHMP CO-JV to The Cameron Property Entity, Fairfield Residential provided The Cameron BHMP CO-JV with a completion guarantee. In addition, Fairfield Residential provided the senior construction lender a repayment guarantee and a completion guarantee for the senior construction loan. Fairfield Residential's bankruptcy gave rise to an event of default under The Cameron senior construction loan agreement. As a result, The Cameron senior construction lender and in turn The Cameron BHMP CO-JV gave default notices to The Cameron Property Entity in 2009. During 2010, Fairfield Residential and certain of its affiliates emerged from bankruptcy as Fairfield Residential Company LLC. The Cameron completion guarantee received by The Cameron BHMP CO-JV was part of the bankruptcy estate of Fairfield Residential and was assigned to a class of unsecured creditors.

Subsequent to Fairfield Residential's restructuring in October 2010, the Cameron senior lender gave notice that the interest rate would be reset to the default rate, retroactive to December 2009. In turn, The Cameron BHMP CO-JV gave notice that the interest rate on its note receivable would be reset to the default rate, retroactive to December 2009. The default rate of The Cameron BHMP CO-JV's note receivable is 13%, compared to the regular rate of 9.5%. As of March 25, 2011, The Cameron Property Entity has not paid either the senior lender or The Cameron BHMP CO-JV default interest. Through March 25, 2011, The Cameron BHMP CO-JV has not made any claims, although it has preserved its rights to do so.

The Cameron BHMP CO-JV is currently in discussions with The Cameron senior lender and the owners of The Cameron Property Entity to restructure The Cameron Property Entity or cure the senior construction loan default and the BHMP CO-JV note receivable default. If The Cameron Property Entity does not cure the default, we expect to have an opportunity to (1) cure the default, (2) purchase the senior construction loan, (3) foreclose on the property, (4) acquire a 100% or partial ownership interest in The Cameron Property Entity or (5) otherwise negotiate a solution acceptable to the senior construction lender. However, there is no assurance that we would be able to restructure the senior construction loan including associated guarantees on terms that are acceptable to The Cameron Property Entity owners and The Cameron BHMP CO-JV. Such restructuring could include a pay down of the senior construction loan by The Cameron Property Entity and/or the BHMP CO-JV, which could result in a capital contribution by us to The Cameron BHMP CO-JV. In addition, the senior construction lender's exercise of default remedies or the results of any restructuring negotiations may change our analysis of the accounting for the investment, which could result in The Cameron BHMP CO-JV accounting for the investment as a joint venture, or if The Cameron BHMP CO-JV is viewed as the primary beneficiary, to consolidate the investment. However, we believe we have sufficient collateral, contractual remedies and other creditor rights for The Cameron BHMP CO-JV to recover the carrying value of its note receivable to The Cameron Property Entity.

As of December 31, 2010, management's assessment related to The Cameron BHMP CO-JV is that the loan investment is still properly accounted for as a loan. The continuation of this accounting treatment is dependent on the resolution of the issues described above, and there can be no assurance as new facts and circumstances arise that different accounting would not be required. A change in accounting could affect our recognition of earnings in future periods. As of December 31, 2010, no impairment charges related to our investments with respect to The Cameron BHMP CO-JV or its note receivable investment have been recorded.

5. Leasing Activity

In addition to multifamily resident units, certain of our wholly owned multifamily communities have retail areas, representing approximately 8% of total rentable area. Future minimum base rental payments due to us under these non-cancelable retail leases in effect as of December 31, 2010 are as follows (in millions):

Year	Future Minimum Lease Payments
2011	$ 2.3
2012	2.4
2013	2.4
2014	2.3
2015	2.3
Thereafter	26.4
Total	$38.1

6. Mortgage Loans Payable

The following presents the carrying amounts of the mortgage loans payable as of December 31, 2010 and 2009 (amounts in millions):

	As of December 31,				
Mortgage Loans Payable	2010	2009	Loan Type	Interest Rate	Maturity Date
Acacia on Santa Rosa Creek	$26.3	$ —	Principal and interest	4.63% - fixed	May 2013
The Gallery at NoHo Commons	51.3	51.3	Interest-only	4.72% - fixed	November 2016
Mariposa Loft Apartments	15.8	—	Interest-only	5.21% - fixed	March 2017
Total	$93.4	$51.3			

As of December 31, 2010, $166.8 million of the net carrying value of real estate collateralized the mortgage loans payable.

Contractual principal payments for the five subsequent years and thereafter are as follows (in millions):

Year	Amount
2011	$ 0.6
2012	0.6
2013	25.1
2014	—
2015	—
Thereafter	67.1
Total	$93.4

7. Credit Facility Payable

On March 26, 2010, we closed on a $150.0 million credit facility. The credit facility matures on April 1, 2017, when all unpaid principal and interest is due. Borrowing tranches under the credit facility bear interest at a "base rate" based on either the one-month or three-month LIBOR rate, selected at our option, plus an applicable margin which adjusts based on the facility's debt service requirements. As of December 31, 2010, the applicable margin was 2.08% and the base rate was 0.26% based on one-month LIBOR. The credit facility also provides for fees based on unutilized amounts and minimum usage. The unused facility fee is equal to 1% per annum of the total commitment less the greater of 75% of the total commitment or the actual amount outstanding. The minimum usage fee is equal to 75% of the total credit facility times the lowest applicable margin less the margin portion of interest paid during the calculation period. The loan requires monthly interest-only payments and monthly or annual payment of fees. We may prepay borrowing tranches at the expiration of the LIBOR interest rate period without any penalty. Prepayments during a LIBOR interest rate period are subject to a prepayment penalty generally equal to the interest due for the remaining term of the LIBOR interest rate period.

Draws under the credit facility are secured by a pool of certain multifamily communities owned by our wholly owned subsidiaries, where we may add and remove multifamily communities from the collateral pool in compliance with the requirements under the credit facility agreement. As of December 31, 2010, $278.0 million of the net carrying value of real estate collateralized the credit facility. The aggregate borrowings under the credit facility are limited to 70% of the value of the collateral pool, which may be different than the carrying value for financial statement reporting. As of December 31, 2010, available but undrawn amounts under the credit facility are approximately $86.0 million.

The credit facility agreement contains customary provisions with respect to events of default, covenants and borrowing conditions. In particular, the credit facility agreement requires us to maintain consolidated net worth of at least $150.0 million, liquidity of at least $15.0 million and net operating income of the collateral pool to be no less than 155% of the facility debt service cost. Certain prepayments may be required upon a breech of covenants or borrowing conditions. We believe we are in compliance with all provisions as of December 31, 2010.

8. Stockholders' Equity

Capitalization

As of December 31, 2010 and 2009, we had 102,859,791 and 57,098,265 shares of common stock outstanding, respectively, including 6,000 shares of restricted stock issued to our independent directors for no cash, and 24,969 shares owned by Behringer Harvard Holdings, LLC, an affiliate of our Advisor, for cash of approximately $0.2 million.

As of December 31, 2010 and 2009, we had 1,000 shares of convertible stock owned by our Advisor issued for cash of $1,000. The convertible stock has no voting rights, other than for certain limited exceptions, and prior to conversion, does not participate in any earnings or distributions. The convertible stock generally is convertible into shares of common stock with a value equal to 15% of the amount by which (1) our enterprise value at the time of conversion, including the total amount of distributions paid to our stockholders, exceeds (2) the sum of the aggregate capital invested by our stockholders plus a 7% cumulative, non-compounded, annual return on such capital at the time of conversion, on a cash-on-cash basis. The convertible stock can be converted when the excess value

8. Stockholders' Equity (Continued)

described above is achieved and distributed to stockholders or our common stock is listed on a national securities exchange. The conversion may also be prorated in the event of a termination or non-renewal of the Advisory Management Agreement (defined below) other than for cause. Management has determined that the requirements for conversion have not been met as of December 31, 2010. Management reviewed the terms of the underlying convertible stock and determined the fair value approximated the nominal value paid for the shares at issuance.

As of December 31, 2010 and 2009, we had no shares of preferred stock issued and outstanding. Our board of directors has no present plans to issue preferred stock but may do so with terms established at its discretion and at any time in the future without stockholder approval.

Share Redemption Program

Our board of directors has authorized a share redemption program for stockholders who have held their shares for more than one year, subject to the significant conditions and limitations of the program. Under the share redemption program, the per share redemption price will generally equal 90% of the most recently disclosed estimated value per share as determined in accordance with our valuation policy. Redemptions are limited to no more than 5% of the weighted average of shares outstanding during the preceding twelve month period immediately prior to the date of redemption. In addition, redemptions are generally limited to the proceeds from our DRIP during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for redemptions during the same period, plus, if we had positive cash flows from operating activities during such preceding four fiscal quarters, 1% of all such cash flows during such preceding four fiscal quarters.

As of December 31, 2010, 2009, and 2008 we did not have any unpaid redemptions.

Distributions

We paid our first distribution effective July 1, 2007.

Distributions, including paid by issuing shares under the DRIP, for the years ended December 31, 2010, 2009 and 2008 were as follows (amounts in millions):

	For the Years Ended December 31,					
	2010		2009		2008	
	Declared	Paid	Declared	Paid	Declared	Paid
Fourth Quarter	$15.0	$14.4	$ 8.7	$ 7.8	$2.4	$2.0
Third Quarter	15.3	15.6	6.5	5.9	1.3	1.3
Second Quarter	13.9	13.1	4.6	4.1	1.3	1.3
First Quarter	11.1	10.2	2.9	2.5	1.3	1.3
Total	$55.3	$53.3	$22.7	$20.3	$6.3	$5.9

Our board of directors has declared distributions at a daily amount of $0.0016438 per share of common stock, an annualized rate of 6%, beginning in the month of September 2010 through the first quarter of 2011. We calculate the annualized rate as if the shares were outstanding for a full year based on a $10 per share price.

9. Commitments and Contingencies

Each of the BHMP CO-JVs and each of the BHMP CO-JV equity investments that include unaffiliated third-party owners include buy/sell provisions. Under these provisions and during specific periods, an owner could make an offer to purchase the interest of the other owners, and the other owners would have the option to accept the offer or purchase the offering partner's interest at that price. As of December 31, 2010 no such offers are outstanding.

The Bailey's Crossing and The Cameron BHMP CO-JVs may become separately obligated to purchase a limited partnership interest in the related Property Entity at a price set through an appraisal process if the limited partner was to exercise its rights to put its interests to the BHMP CO-JVs. The obligations are for defined periods ranging from less than one to three years. As the prices would be based on future events and valuations, we are not able to estimate this amount if exercised; however the limited partners' combined invested capital as of December 31, 2010 is approximately $22.1 million. Based on this value, our combined share of these BHMP CO-JV obligations would be approximately $12.2 million.

In the ordinary course of business, the multifamily communities in which we have investments may have commitments to provide affordable housing. Under these arrangements, we generally receive from the resident a below market rent, which is determined by a local or national authority. In certain arrangements, a local or national housing authority makes payments covering some or substantially all of the difference between the restricted rent paid by residents and market rents. In connection with our acquisition of The Gallery at NoHo Commons, we assumed an obligation to provide affordable housing through 2048. As partial reimbursement for this obligation, the housing authority will make level annual payments of approximately $2.0 million through 2028 and no reimbursement for the remaining 20-year period. We may also be required to reimburse the housing authority if certain operating results are achieved on a cumulative basis during the term of the agreement. At the acquisition, we recorded a liability of $14.0 million based on the fair value of the terms over the life of the agreement. In addition, we will record rental revenue from the housing authority on a straight line basis, deferring a portion of the collections as deferred lease revenues and other related liabilities. As of December 31, 2010 and 2009, we have approximately $15.9 million and $15.2 million, respectively, of carrying value for deferred lease revenues and other related liabilities.

10. Related Party Arrangements

We have no employees and are supported by related party service agreements. We are dependent on our Advisor, Behringer Securities LP ("Behringer Securities"), and Behringer Harvard Multifamily Management Services, LLC ("BHM Management"), and their affiliates for certain services that are essential to us, including the sale of shares of our common stock, asset acquisition and disposition decisions, property management and leasing services and other general administrative responsibilities. In the event that these companies become unable to provide us with the respective services, we would be required to obtain such services from other sources.

These services are provided through our advisory management agreement (the "Advisory Management Agreement"), as it has been amended and restated, and may be renewed for an unlimited number of successive one-year terms. The current term of the Advisory Management Agreement expires on July 1, 2011. The board of directors has a duty to evaluate the performance of our Advisor annually before the parties can agree to renew the Advisory Management Agreement.

10. Related Party Arrangements (Continued)

Subject to the deferral described below, we are required to reimburse the Advisor for organization and offering expenses related to a public offering of shares (other than pursuant to a distribution reinvestment plan) and any organization and offering expenses previously advanced by the Advisor related to a prior offering of shares to the extent not previously reimbursed by us out of proceeds from the prior offering ("O&O Reimbursement"). However, the Advisor is obligated to reimburse us after the completion of the public offering to the extent that O&O Reimbursement paid by us exceeds 1.5% of the gross proceeds of the completed public offering. Our reimbursement of organization and offering expenses related to subsequent public offerings of shares also will not be capped as of the date of reimbursement, unless the terms are amended by the parties upon renewal of the Advisory Management Agreement. In April 2009, in connection with an amendment to the Advisory Management Agreement, a payment of $6.9 million was made to the Advisor for prior O&O Reimbursement incurred but not previously paid. For the years ended December 31, 2010, 2009, and 2008, we incurred O&O Reimbursement of approximately $6.5 million, $8.9 million and $6.9 million, respectively. As of December 31, 2010, the amount by which our O&O Reimbursement exceeded 1.5% of the gross proceeds of our Initial Public Offering was approximately $9.3 million.

In November 2010, the Advisor agreed to defer payment of the O&O Reimbursement until March 31, 2011, and in March 2011 agreed to extend the deferral date to June 30, 2011. Based on our review of projected gross proceeds from our Initial Public Offering, considering that our board of directors has approved to end our Initial Public Offering by no later than July 31, 2011 (although processing of subscriptions may continue through the last date we may legally accept subscriptions), we have limited the amount of O&O Reimbursement accruals to amounts we currently expect to have to disburse. As of December 31, 2010, $2.7 million of O&O Reimbursement was accrued and unpaid. As of December 31, 2010, our Advisor has incurred expenses related to the offering totaling, $23.1 million, of which approximately $0.6 million has not been recognized by us as offering costs.

Our Advisor was obligated to pay all of our Private Offering organization and offering costs. Under the Advisory Management Agreement through September 2, 2008, our only obligation for those costs was to pay a fee to our Advisor under the Advisory Management Agreement. We incurred this fee obligation at the rate of 1.5% of the actual gross Private Offering proceeds (the "O&O Fee"), regardless of whether the actual amount of Private Offering costs incurred by our Advisor were higher or lower than the O&O Fee. On September 2, 2008, the Advisory Management Agreement was amended, and our reimbursement was increased to include Private Offering costs incurred by our Advisor in excess of total amounts due under the O&O Fee subject to the limitations discussed above. For the year ended December 31, 2008, we incurred O&O Fees of $6.1 million due to the reimbursement of the remaining Private Offering costs. The amount of O&O Fees recorded was determined as 1.5% of the actual Private Offering proceeds received to date; no other amounts were considered by management to be probable of reimbursement. No O&O Fees were recorded during 2009 and 2010.

Behringer Securities, an affiliate of our Advisor, serves as the dealer manager for the Initial Public Offering and receives selling commissions of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In connection with the Initial Public Offering, up to 2.5% of gross proceeds before reallowance to participating broker-dealers are paid to Behringer Securities as a dealer manager fee. No selling commissions or dealer manager fee is paid on purchases made pursuant to our DRIP. In the Initial Public Offering, Behringer Securities reallows all of its commissions to participating broker-dealers and reallows a portion of its dealer manager fee of up to

10. Related Party Arrangements (Continued)

2.0% of the gross offering proceeds to be paid to such participating broker-dealers; provided, however, that Behringer Securities may reallow, in the aggregate, no more than 1.5% of gross offering proceeds for marketing fees and expenses, bona fide training and educational meetings and non-itemized, non-invoiced due diligence efforts, and no more than 0.5% of gross offering proceeds for bona fide, separately invoiced due diligence expenses incurred as fees, costs and other expenses from third parties.

The following presents the components of our sale of common stock, net related to our Initial Public Offering (amounts in millions):

Sale of common stock	For the Years Ended December 31, 2010	2009	2008
Gross proceeds	$444.7	$410.7	$10.7
Less offering costs:			
O&O Reimbursement[a]	(6.5)	(8.9)	(6.9)
Dealer manager fees	(11.1)	(10.3)	(0.3)
Selling commissions	(29.7)	(28.2)	(0.7)
Other	—	—	(0.2)
Total offering costs	(47.3)	(47.4)	(8.1)
Sale of common stock, net	$397.4	$363.3	$ 2.6

(a) Prior to September 2, 2008, the O&O Fee was recognized separately from the O&O Reimbursement and was $1.9 million.

Our Advisor and its affiliates receive acquisition and advisory fees of 1.75% of (1) the contract purchase price paid or allocated in respect of the development, construction or improvement of each asset acquired directly by us, including any debt attributable to these assets, or (2) when we make an investment indirectly through another entity, our pro rata share of the gross asset value of real estate investments held by that entity. Our Advisor and its affiliates also receive 1.75% of the funds advanced in respect of a loan or other investment.

Our Advisor receives a non-accountable acquisition expense reimbursement in the amount of 0.25% of (1) funds advanced in respect of a loan or other investment, and (2) the funds paid for purchasing an asset, including any debt attributable to the asset, plus 0.25% of the funds budgeted for development, construction or improvement in the case of assets that we acquire and intend to develop, construct or improve. We will also pay third parties, or reimburse the Advisor, for any investment-related expenses due to third parties in the case of a completed investment, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder's fees, title insurance, premium expenses and other closing costs. In addition, to the extent our Advisor or its affiliates directly provide services formerly provided or usually provided by third parties, including without limitation accounting services related to the preparation of audits required by the SEC, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a completed investment, the direct employee costs and burden to our Advisor of providing these services are acquisition expenses for which we reimburse our Advisor. In addition, acquisition expenses for which we reimburse our Advisor include any payments made to (1) a

10. Related Party Arrangements (Continued)

prospective seller of an asset, (2) an agent of a prospective seller of an asset, or (3) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are not ultimately applied against the purchase price for such asset. Except as described above with respect to services customarily or previously provided by third parties, our Advisor is responsible for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent dedicated to making investments for us, such as wages and benefits of the investment personnel. Our Advisor is also responsible for paying all of the investment-related expenses that we or our Advisor incurs that are due to third parties or related to the additional services provided by our Advisor as described above with respect to investments we do not make, other than certain non-refundable payments made in connection with any acquisition.

Our Advisor will be responsible, and we have no obligation, for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent dedicated to making investments for us, such as wages and benefits of the investment personnel. Our Advisor will also be responsible, and we have no obligation, for paying all of the investment-related expenses that we or our Advisor incurs that are due to third parties with respect to investments we do not make.

Through September 1, 2008, our Advisor and its affiliates received acquisition and advisory fees of 2.5% of (1) the contract purchase price paid or allocated in respect of the development, construction or improvement of each asset acquired directly by us, including any debt attributable to these assets, or (2) when we made an investment indirectly through another entity, our pro rata share of the gross asset value of real estate investments held by that entity. Our Advisor and its affiliates also received 2.5% of the funds advanced in respect of a loan or other investment. Under the Advisory Management Agreement dated September 2, 2008, these rates were reduced to 1.75%. Through September 1, 2008, our Advisor was also reimbursed for all expenses related to the selection and acquisition of assets, whether or not acquired by us.

For the years ended December 31, 2010, 2009 and 2008, our Advisor earned acquisition and advisory fees, including the 0.25% non-accountable acquisition expense reimbursement, of approximately $11.2 million, $8.1 million and $1.9 million, respectively. For the years ended December 31, 2010, 2009 and 2008, approximately $3.2 million, $5.1 million and $1.9 million of these amounts, respectively, were capitalized to investments in unconsolidated real estate joint ventures.

Our Advisor receives debt financing fees of 1% of the amount available to us under debt financing which was originated, assumed or refinanced by or for us. Our Advisor may pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for us. For the years ended December 31, 2010 and 2009, our Advisor has earned debt financing fees of approximately $2.6 million and $1.1 million, respectively. Our Advisor did not earn any debt financing fees in 2008.

Our Advisor receives a monthly asset management fee for each real estate related asset held by us. Prior to September 2, 2008, the asset management fee was equal to one-twelfth of 1% of the sum of the higher of the cost or value of each asset as of the last day of the preceding month. From September 2, 2008 to June 30, 2010, the monthly rate was reduced to one-twelfth of 0.75%.

Effective July 1, 2010, in order to provide more support for our distributions, our Advisor further modified the asset management fee so that the amount of the fee is dependent upon our performance with respect to reaching a modified funds from operations or MFFO coverage amount per quarter of fifteen cents per share of our common stock (equivalent to an annualized sixty cents per share). As

10. Related Party Arrangements (Continued)

modified, the asset management fee will be a monthly fee equal to one-twelfth of the Applicable Asset Management Fee Percentage ("the AAMF Percentage") of the sum of the higher of the cost or value of our assets. Effective July 1, 2010 the AAMF Percentage was 0.50% (reduced from 0.75% prior to July 1, 2010). The percentage will increase to 0.75% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 80% of the MFFO coverage amount described above. Once the AAMF Percentage has increased to 0.75%, it will not decrease during the term of the agreement, regardless of our MFFO in any subsequent period. The percentage will increase further to 1.0% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 100% of such MFFO coverage amount. Finally, the percentage will return to 0.75% upon the first day following the fiscal quarter during which our Advisor has, since July 1, 2010, earned asset management fees equal to the amount of asset management fees our Advisor would have earned if the AAMF Percentage had been 0.75% every day since July 1, 2010. In no event will our Advisor receive more than the asset management fee at the annual 0.75% rate originally contracted for, but will be at risk for up to one-third of those fees and incentivized to grow our MFFO.

For the years ended December 31, 2010, 2009 and 2008, our Advisor earned asset management fees of approximately $5.2 million, $1.9 million and $0.9 million, respectively.

We will pay a development fee to our Advisor in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, we will not pay a development fee to an affiliate of our Advisor if our Advisor or any of its affiliates elects to receive an acquisition and advisory fee based on the cost of such development. Our Advisor has earned no development fees since our inception.

Property management services are provided by BHM Management and its affiliates through a property management agreement (the "Property Management Agreement"). The Property Management Agreement expires on November 21, 2012, but if neither us or BHM Management do not give written notice of termination at least 30 days prior to the expiration date, then it will automatically continue for consecutive two-year periods. The Property Management Agreement also provides that, in the event we terminate the Advisory Management Agreement with our Advisor, BHM Management will have the right to terminate the agreement upon at least thirty days prior written notice. Further, the Property Management Agreement applies where we have control over the selection of property management. As of December 31, 2010, 28 multifamily communities, including BHMP CO-JVs, were subject to the Property Management Agreement.

Property management fees are equal to 3.75% of gross revenues. In the event that we contract directly with a non-affiliated third-party property manager in respect to a property, we will pay BHM Management or its affiliates an oversight fee equal to 0.5% of gross rental revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to BHM Management or its affiliates with respect to a particular property. We will reimburse the costs and expenses incurred by BHM Management on our behalf, including fees and expenses of apartment locators and third-party accountants, the wages and salaries and other employee-related expenses of all on-site employees of BHM Management and other out-of-pocket expenses that are directly related to the management of specific properties.

For the year ended December 31, 2010, BHM Management or its affiliates earned property management fees of $0.7 million. For the years ended December 31, 2009 and 2008, BHM Management or its affiliates earned minimal property management fees. For all other multifamily

10. Related Party Arrangements (Continued)

communities, the unaffiliated third-party partner has selected the property manager or the property is still in development.

As part of our reimbursement of operating expenses, we reimburse our Advisor for any direct expenses and costs of salaries and benefits of persons employed by our Advisor performing advisory services for us, provided, however, that we will not reimburse our Advisor for personnel employment costs incurred by our Advisor in performing services under the Advisory Management Agreement to the extent that the employees perform services for which the Advisor receives a separate fee other than with respect to acquisition services formerly provided or usually provided by third parties. We also do not reimburse our Advisor for the salary or other compensation of our executive officers.

Included in general and administrative expenses are accounting and legal personnel costs incurred on our behalf by our Advisor for the years ended December 31, 2010, 2009 and 2008 of approximately $2.2 million, $1.4 million and $0.5 million, respectively.

11. Supplemental Disclosures of Cash Flow Information

Supplemental cash flow information is summarized below (amounts in millions):

	2010	2009	2008
Supplemental disclosure of cash flow information:			
Interest paid, net of amounts capitalized of $1.1 million in 2010 and $0.3 million in 2009	$ 4.2	$0.1	$ —
Non-cash investing and financing activities:			
Assumption of mortgage note payable	$26.8	$ —	$ —
Stock issued pursuant to our DRIP	$26.6	$8.6	$0.2
Investment in unconsolidated real estate joint ventures	$ (0.1)	$0.2	$ —
Escrow and prepaid acquisition costs	$ —	$ —	$1.9
Contingent consideration liability	$ 0.5	$ —	$ —
Distributions payable	$ 5.2	$3.2	$0.8
Accrued offering costs and dealer manager fees	$ 2.8	$1.6	$6.9

12. Subsequent Events

Status of the Offering

For the period January 1, 2011 through February 28, 2011, we sold approximately 6.0 million shares of common stock for gross proceeds of approximately $59.2 million including issuances through our DRIP.

Distributions Paid

On January 3, 2011, we paid total distributions of approximately $5.2 million, of which $2.4 million was cash distributions and $2.8 million was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of December 2010.

12. Subsequent Events (Continued)

On February 1, 2011, we paid total distributions of approximately $5.3 million, of which $2.5 million was cash distributions and $2.8 million was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of January 2011.

On March 1, 2011, we paid total distributions of approximately $4.9 million, of which $2.3 million was cash distributions and $2.6 million was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of February 2011.

Distributions Declared

On March 24, 2011, our board of directors declared distributions payable to the stockholders of record each day during the months of April, May and June 2011. The distributions authorized April, May, and June equal a daily amount of $0.0016438 per share of common stock. Distributions payable to each stockholder of record during a month will be paid in cash on or before the 10th day of the following month. A portion of each distribution may constitute a return of capital for tax purposes. If the rate we are paying for each day in December, January and February was paid each day for a 365-day period, it would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.

Investments in Unconsolidated Joint Ventures

Subsequent to the year ended December 31, 2010, we are under contract to purchase three multifamily communities for a total purchase price of approximately $194.7 million, excluding closing costs. As of March 25, 2011, we have made a total of $4.5 million in earnest money deposits on these multifamily communities. If consummated, we expect that the acquisitions would be made through wholly owned subsidiaries of our operating partnership or newly created BHMP CO-JVs. The consummation of each purchase remains subject to substantial conditions, including, but not limited to, (1) the satisfaction of the conditions to the acquisition contained in the relevant contracts; (2) no material adverse change occurring relating to the multifamily community or in the local economic conditions; (3) our receipt of sufficient net proceeds from the Initial Public Offering and financing proceeds to make the acquisition; and (4) our receipt of satisfactory due diligence information, including environmental reports and lease information. Other investments may be identified in the future that we may acquire before or instead of these multifamily communities.

Financing

On March 14, 2011, the Cyan BHMP CO-JV completed a $33.0 million financing at a fixed rate of 4.25% with a term of five years. We anticipate that substantially all of the $33.0 million of proceeds, net of closing costs, will be distributed to us and the BHMP CO-JV Partner.

Potential Sale

Subsequent to the year ended December 31, 2010, the Waterford Place BHMP CO-JV entered into a purchase and sale agreement for a sales price of $110 million for the Waterford Place multifamily community. The Waterford Place BHMP CO-JV has received an earnest money deposit of $2.0 million. As of December 31, 2010, the net carrying value of the multifamily community is approximately $74.2 million and is subject to mortgage financing of $59.0 million. The consummation of the sale is subject to various conditions, and there is no assurance that the sale will be consummated.

13. Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly consolidated financial information for the years ended December 31, 2010 and 2009 (amounts in thousands, except per share data):

	2010 Quarters Ended			
	March 31	June 30	September 30	December 31
Rental revenues	$ 5,146	$ 6,617	$ 9,389	$11,415
Net income (loss)	$(9,019)	$(8,802)	$(10,377)	$(6,372)
Basic and diluted weighted average shares outstanding	64,222	79,706	91,300	98,881
Basic and diluted income (loss) per share	$ (0.14)	$ (0.11)	$ (0.11)	$ (0.05)

	2009 Quarters Ended			
	March 31	June 30	September 30	December 31
Rental revenues	$ —	$ —	$ 538	$ 3,568
Net income (loss)	$ 138	$ 408	$ (3,861)	$(4,990)
Basic and diluted weighted average shares outstanding	17,376	26,334	36,678	49,109
Basic and diluted income (loss) per share	$ 0.01	$ 0.02	$ (0.11)	$ (0.10)

*****

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of
Behringer Harvard Combined Ventures
Addison, Texas

We have audited the accompanying combined balance sheets of Behringer Harvard Combined Ventures ("the Ventures"), which are under common ownership and common management, as of December 31, 2010 and 2009 and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Ventures' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Ventures are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Ventures' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Ventures at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years ended December 31, 2010, 2009, and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 25, 2011

Behringer Harvard Combined Ventures

Combined Balance Sheets

(in thousands)

	December 31, 2010	December 31, 2009
Assets		
Real estate:		
Land	$ 195,591	$138,593
Buildings and improvements	828,559	379,040
	1,024,150	517,633
Less accumulated depreciation	(32,565)	(5,774)
Net operating real estate	991,585	511,859
Construction in progress	—	105,822
Total real estate, net	991,585	617,681
Mortgage notes receivable, net	47,252	81,820
Investments in unconsolidated real estate joint ventures	22,067	20,184
Cash and cash equivalents	10,937	5,049
Restricted cash	6,236	14,030
Interest receivable	3,603	2,183
Intangibles, net	5,033	2,810
Deferred financing costs, net	3,715	2,574
Other assets, net	3,379	1,506
Total assets	$1,093,807	$747,837
Liabilities and equity		
Liabilities		
Construction and mortgage loans payable	$ 484,473	$247,309
Accounts payable and other liabilities	10,150	14,113
Interest payable	1,531	875
Tenant security deposits and prepaid rent	1,821	1,089
Total liabilities	497,975	263,386
Commitments and contingencies		
Redeemable, noncontrolling interests	7,836	10,384
Equity		
Ventures' equity	584,298	469,694
Non-redeemable, noncontrolling interests	3,698	4,373
Total equity	587,996	474,067
Total liabilities and equity	$1,093,807	$747,837

See Notes to Combined Financial Statements.

Behringer Harvard Combined Ventures

Combined Statements of Operations

(in thousands)

	For the Years Ended December 31,		
	2010	**2009**	**2008**
Rental revenues	$ 57,862	$10,083	$ 3,036
Expenses			
Property operating expenses	20,240	3,725	843
Real estate taxes	8,516	1,367	329
General and administrative expenses	1,061	468	392
Acquisition expenses	1,954	2,759	—
Interest expense	14,607	3,734	1,511
Depreciation and amortization	36,574	7,406	1,910
Total expenses	82,952	19,459	4,985
Other income (expenses)			
Gain on early extinguishment of debt	175	—	—
Gain on excess of fair value over purchase price	3,347	—	—
Gain on acquisition of controlling interest	4,934	—	—
Interest income	9,820	14,345	10,207
Equity in losses of investments in unconsolidated real estate joint ventures	(8,096)	(5,505)	(515)
Net income (loss)	(14,910)	(536)	7,743
Net loss attributable to noncontrolling interests	3,270	353	301
Net income (loss) attributable to the Ventures	$(11,640)	$ (183)	$ 8,044

See Notes to Combined Financial Statements.

Behringer Harvard Combined Ventures

Combined Statements of Equity

(in thousands)

	Multifamily LP	Master LP	Total Ventures' Equity	Non-redeemable, noncontrolling interests	Redeemable, noncontrolling interest
Balance at January 1, 2008	$ 57,006	$ 45,005	$ 102,011	$2,085	$ —
Contributions	35,769	29,256	65,025	—	—
Distributions	(5,514)	(4,143)	(9,656)	—	—
Issuance of Preferred Units, net	—	—	—	229	—
Net income (loss)	4,337	3,708	8,044	(301)	—
Balance at December 31, 2008	91,598	73,826	165,424	2,013	—
Contributions	185,076	133,692	318,768	2,632	10,529
Distributions, including Preferred Units dividends	(7,902)	(6,413)	(14,315)	(77)	—
Issuance of Preferred Units, net	—	—	—	13	—
Net income (loss)	(237)	54	(183)	(208)	(145)
Balance at December 31, 2009	268,535	201,159	469,694	4,373	10,384
Contributions	181,415	143,206	324,621	—	—
Distributions, including Preferred Units dividends	(109,236)	(89,141)	(198,377)	(123)	—
Issuance of Preferred Units, net	—	—	—	170	—
Net loss	(6,892)	(4,748)	(11,640)	(722)	(2,548)
Balance at December 31, 2010	$ 333,822	$250,476	$ 584,298	$3,698	$ 7,836

See Notes to Combined Financial Statements.

Behringer Harvard Combined Ventures
Combined Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities			
Net income (loss)	$ (14,910)	$ (536)	$ 7,743
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	35,493	7,160	1,843
Amortization of deferred financing costs	1,147	268	(495)
Amortization of deferred loan costs	(921)	(1,264)	—
Gain on early extinguishment of debt	(175)	—	—
Gain on excess of fair value over purchase price	(3,347)	—	—
Gain on acquisitions of controlling interest	(4,934)	—	—
Equity in losses of investments in unconsolidated real estate joint ventures	8,096	5,505	509
Changes in operating assets and liabilities:			
Accrued interest receivable	(2,982)	(1,318)	(575)
Accounts payable and other liabilities	3,015	1,118	(127)
Interest payable	735	617	128
Other assets, net	(1,429)	221	7
Cash provided by operating activities	19,788	11,771	9,033
Cash flows from investing activities			
Acquisitions of and additions to wholly owned real estate	(295,377)	(237,546)	(33)
Acquisitions of controlling interest in real estate joint ventures	(628)	(49,344)	—
Advances on mortgage notes receivable, net	—	(10,988)	(42,970)
Payment of purchase option price under land lease	—	(4,605)	—
Investments in unconsolidated real estate joint ventures	(21,483)	(59)	(15,415)
Change in restricted cash	7,794	2,375	(10)
Other assets	(255)	—	(6)
Cash used in investing activities	(309,949)	(300,167)	(58,434)
Cash flows from financing activities			
Contributions from partners	324,627	318,768	65,025
Distributions to partners	(198,377)	(14,315)	(9,596)
Paydown and payoff of mortgage loans	(43,086)	(21,148)	—
Proceeds from mortgage loans	215,670	2,571	—
Finance costs paid	(2,153)	—	—
Noncontrolling interests:			
Proceeds from issuance of subsidiary preferred units, net	170	13	229
Distributions paid	(127)	(77)	(61)
Other	(675)	(162)	(5)
Cash provided by financing activities	296,049	285,650	55,592
Net change in cash and cash equivalents	5,888	(2,746)	6,191
Cash and cash equivalents at beginning of year	5,049	7,795	1,604
Cash and cash equivalents at end of year	$ 10,937	$ 5,049	$ 7,795
Supplemental disclosure of cash flow information:			
Interest paid, net of amounts capitalized of $0.2 million in 2009 and zero in 2010 and 2008	$ 13,951	$ 3,100	$ 1,383
Supplemental schedule of noncash investing and financing activities:			
Accrued additions to real estate	$ 1,430	$ 1,823	$ —
Amounts acquired and assumed in acquisitions of real estate:			
Fair value of assets acquired	$ 120,662	$ —	$ —
Decrease in investment in unconsolidated real estate joint venture due to acquisition of controlling interest	$ (56,741)	$ —	$ —
Fair value of liabilities assumed	$ 769	$ —	$ —
Construction and mortgage loans payable assumed	$ 64,919	$ 243,216	$ —
Conversion of mortgage notes receivable	$ 36,919	$ 50,991	$ —
Noncontrolling interests	$ —	$ 13,160	$ —
Reclass of construction in progress to buildings and improvements	$ 112,455	$ 21,302	$ —

See Notes to Combined Financial Statements.

1. Organization and Business

Organization

Behringer Harvard Combined Ventures (which may be referred to as the "Ventures," "we," "us," or "our") combines 23 co-investment joint ventures. Each of these Ventures included in the combined financial statements have common ownership and management. These co-investment joint ventures are between Behringer Harvard Multifamily OP I LP ("Multifamily LP"), which, through individual wholly owned limited liability companies for each co-investment joint venture, is our manager, and, Behringer Harvard Master Partnership I LP ("Master LP"). The 1% general partner of Master LP is Behringer Harvard Institutional GP LP, which is an affiliate of Behringer Harvard Multifamily Advisors I, LLC ("Advisor"), the advisor to Behringer Harvard Multifamily REIT I, Inc. ("MF REIT") which indirectly wholly owns Multifamily LP. The Advisor is a Texas limited liability company which is indirectly owned by the MF REIT's sponsor, Behringer Harvard Holdings, LLC. The 99% limited partner of Master LP is Stichting Depositary PGGM Private Real Estate Fund, a Dutch foundation acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, an investment vehicle for Dutch pension funds ("PGGM").

Multifamily LP and Master LP hold, indirectly and directly, respectively, 100% of our voting equity interests and approximately 99% of the economic interests. Substantially all of the capital provided to the Master LP is from PGGM. Generally, Master LP will co-invest with a 45% equity interest, and Multifamily LP will co-invest with a 55% equity interest, although Master LP may elect smaller allocations. Cash distributions and profits and losses are allocated pro-rata based on each partner's capital investment.

We do not have any employees and are supported by related party service agreements. MF REIT is externally managed by the Advisor. The Advisor, through MF REIT, is responsible for managing the Ventures' affairs on a day-to-day basis and for identifying and making real estate investments on the Venture's behalf. Major decisions, as defined in each operating agreement, require approval by both Multifamily LP and Master LP. Each of the Ventures provides buy-sell rights for the members. As of December 31, 2010, no buy-sell rights have been initiated.

1. Organization and Business (Continued)

We have made 23 multifamily investments located in California, Texas, Colorado, Nevada, Florida, Georgia, New Jersey, Virginia, Maryland and Oregon totaling 6,754 multifamily community units. The following presents the Ventures as of December 31, 2010:

VENTURE	Venture Formation Date	Ownership Interest Multifamily LP	Ownership Interest Master LP	Venture Interest in Property Entity (defined below)
Behringer Harvard Eldridge Venture, LLC ("Eldridge Venture")	2007	55%	45%	(a)
Behringer Harvard Baileys Venture, LLC ("Baileys Venture")	2007	55%	45%	78%(b)(c)
Behringer Harvard Lovers Lane Venture, LLC ("Lovers Lane Venture")	2007	55%	45%	(d)
Behringer Harvard Satori Venture, LLC ("Satori Venture")	2007	55%	45%	50%(c)(e)
Behringer Harvard St. Rose Venture, LLC ("St. Rose Venture")	2007	55%	45%	50%(c)(e)
Behringer Harvard Columbia Venture, LLC ("Columbia Venture")	2007	55%	45%	75%(b)(c)
Behringer Harvard Johns Creek Venture, LLC ("Johns Creek Venture")	2007	64%	36%	80%(b)(c)
Behringer Harvard Cameron House Venture, LLC ("Cameron Venture")	2007	55%	45%	(c)(d)
Behringer Harvard Russell Venture, LLC ("Russell Venture")	2007	55%	45%	(a)
Behringer Harvard Alexan Prospect Venture, LLC ("Alexan Prospect Venture")	2007	55%	45%	(a)
Behringer Harvard Braeswood Venture, LLC ("Braeswood Venture")	2009	55%	45%	(a)
Behringer Harvard Waterford Place Venture, LLC ("Waterford Place Venture")	2009	55%	45%	(a)
Behringer Harvard Burroughs Mill Venture, LLC ("Burroughs Mill Venture")	2009	55%	45%	(a)
Behringer Harvard Redwood Venture, LLC ("Redwood Venture")	2009	55%	45%	(a)
Behringer Harvard Calypso Venture, LLC ("Calypso Venture")	2009	55%	45%	(a)
Behringer Harvard Cyan Venture, LLC ("Cyan Venture")	2009	70%	30%	(a)
Behringer Harvard San Sebastian Venture, LLC ("San Sebastian Venture")	2009	55%	45%	(a)
Behringer Harvard Cherry Creek, LLC ("Cherry Creek Venture")	2010	55%	45%	(a)
Behringer Harvard Belmar, LLC ("Belmar Venture")	2010	70%	30%	(a)
Behringer Harvard Briar Forest, LLC ("Briar Forest Venture")	2010	55%	45%	(a)
Behringer Harvard Fitzhugh, LLC ("Fitzhugh Venture")	2010	55%	45%	(a)
Behringer Harvard Tupelo Alley, LLC ("Tupelo Venture")	2010	55%	45%	(a)
Behringer Harvard District, LLC ("District Venture")	2010	55%	45%	(a)

(a) Wholly owned by the Venture.

(b) The Property Entity is owned jointly with unaffiliated third parties and consolidated with the Venture.

(c) The Venture has equity purchase options in the Property Entity, including call rights, put rights, buy-sell rights and/or the right to convert mezzanine loan investments to equity in the Property Entity.

(d) The Venture has only a mortgage notes receivable in the Property Entity with no equity interest.

(e) The Property Entity is owned jointly with unaffiliated third parties and reported under the equity method of accounting. See footnote 5.

We were organized to own 100% of the voting equity interests and approximately 99% of the economic interests in 23 separate subsidiaries that have each elected to be taxed as a real estate investment trust ("REIT"), collectively referred to as the "BH REITs," under Sections 856 through 860 of the Internal Revenue Code ("Code"). Substantially all of our business is conducted through these BH REITs. The BH REITs were organized to hold, directly and indirectly, equity interests and/or mortgage or mezzanine loans in operating multifamily properties and multifamily developments.

1. Organization and Business (Continued)

Certain individual BH REITs have made equity investments with third-party owners in, and/or have made loans to entities that owned one real estate property or development project. The collective group of the operating property's or development project's separate legal entities is referred to herein as a "Property Entity." Each Property Entity has been legally separated and is not co-mingled or cross-collateralized with any other Property Entity; however, we refer to the collective group herein as the "Property Entities." Property Entities include equity investments by third party investors, usually real estate development entities. In the table above, the applicable Venture's interest in the Property Entity is the stated ownership in the operating agreement, which may be different than our interests for distribution and income allocation purposes.

Multifamily LP and Master LP may form additional ventures and Property Entities subsequent to December 31, 2010.

2. Summary of Significant Accounting Policies

Principles of Combination, Consolidation and Basis of Presentation

Our combined financial statements include our accounts, the accounts of any variable interest entities in which we are the primary beneficiary and the accounts of other subsidiaries over which we have control. Ventures are included in the combined financial statements from the date of their formation because they are under common ownership and management. All inter-Venture transactions, balances and profits have been eliminated in combination or consolidation. Interests in entities are evaluated based on applicable generally accepted accounting principles ("GAAP"), which requires the consolidation of variable interest entities in which we are deemed to be the primary beneficiary. If the interest in the entity is determined to not be a variable interest entity ("VIE"), then the entities are evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participation rights under the respective ownership agreement.

There are judgments and estimates involved in determining if an entity in which we will make an investment or have made an investment will be a VIE and if so, if we will be the primary beneficiary. The entity will be evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. There are some guidelines as to what the minimum equity at risk should be, but the percentage can vary depending upon factors such as the type of financing, status of operations and entity structure and it will be up to our Advisor to determine that minimum percentage as it relates to our business and the facts surrounding each of our acquisitions. In addition, even if the entity's equity at risk is a large percentage, our Advisor will be required to evaluate the equity at risk compared to the entity's expected future losses to determine if there could still in fact be sufficient equity in the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility using a discount rate to determine the net present value of those future losses and allocating those losses between the equity owners, subordinated lenders or other variable interests. The determination will also be based on an evaluation of the voting and other rights of owners and other parties to determine if the equity interests possess minimum governance powers. The evaluation will also consider the relation of these parties' rights to their economic participation in benefits or obligation to absorb losses. As partnership and other governance agreements have various terms which may change over time or based on future results, these evaluations require complex analysis and weighting of different factors. A change in the judgments, assumptions, allocations and

2. Summary of Significant Accounting Policies (Continued)

estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment on the equity method that should in fact be consolidated, the effects of which could be material to our results of operations and financial condition.

For VIEs and other investments, we must evaluate whether we have control of an entity. Such evaluation involves judgments in determining if provisions in governing agreements provide control of activities that will impact the entity or are protective or participating rights for us, our Co-Investment Ventures or other equity owners. This evaluation includes an assessment of multiple governance terms, including their economic effect to the operations of the entity, how relevant the terms are to the recurring operations of the entity and the weighing of each item to determine in the aggregate which owner, if any, has control. These assessments would affect whether an entity should be consolidated or reported on the equity method, the effects of which could be material to our results of operations and financial condition.

Use of Estimates in the Preparation of Combined Financial Statements

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as the purchase price allocation for real estate acquisitions, impairment of long-lived assets, notes receivable and equity-method real estate investments, fair value evaluations, revenue recognition of note receivable interest income and equity in earnings of investments in unconsolidated real estate joint ventures, depreciation and amortization and allowance for doubtful accounts. Actual results could differ from those estimates.

Real Estate and Other Related Intangibles

For real estate properties acquired and classified as business combinations, we determine the purchase price, after adjusting for contingent consideration and settlement of any pre-existing relationships. We record the tangible assets acquired, consisting of land, inclusive of associated rights, and buildings, any assumed debt, identified intangible assets and liabilities and asset retirement obligations based on their fair values. Identified intangible assets and liabilities primarily consist of the fair value of in-place leases and contractual rights. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired.

The fair value of any tangible assets acquired, expected to consist of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. Buildings are depreciated over their estimated useful lives ranging from 25 to 35 years using the straight-line method. Improvements are depreciated over their estimated useful lives ranging from 3 to 15 years using the straight-line method. When we

2. Summary of Significant Accounting Policies (Continued)

acquire rights to use land or improvements through contractual rights rather than fee simple interests, we determine the value of the use of these assets based on the relative fair value of the assets after considering the contractual rights and the fair value of similar assets. Assets acquired under these contractual rights are classified as intangibles and amortized on a straight-line basis over the shorter of the contractual term or the estimated useful life of the asset. Contractual rights related to land or air rights that are substantively separated from depreciating assets are amortized over the life of the contractual term or, if no term is provided, are classified as indefinite-lived intangibles. Intangible assets are evaluated at each reporting period to determine whether the indefinite and finite useful lives are appropriate.

We determine the value of in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases and tenant relationships are determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective units considering current market conditions. In estimating fair value of in-place leases, we consider items such as real estate taxes, insurance, leasing commissions, legal expenses, tenant improvements and other operating expenses to execute similar deals as well as projected rental revenue and carrying costs during the expected lease-up period. The estimate of the fair value of tenant relationships also includes our estimate of the likelihood of renewal.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) estimates of current market lease rates for the corresponding in-place leases, measured over a period equal to (i) the remaining non-cancelable lease term for above-market leases, or (ii) the remaining non-cancelable lease term plus any fixed rate renewal options for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the above determined lease term.

We amortize the value of in-place leases acquired to expense over the term of the leases. The value of tenant relationship intangibles will be amortized to expense over the initial term and any anticipated renewal periods, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Intangible lease assets are classified as intangibles, and intangible lease liabilities are recorded within deferred lease revenues and other related liabilities.

We determine the fair value of assumed debt by calculating the net present value of the scheduled debt service payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

Initial valuations are subject to change until our information is finalized, which is no later than 12 months from the acquisition date. We have had no significant valuation changes for acquisitions prior to December 31, 2010.

2. Summary of Significant Accounting Policies (Continued)

Impairment of Real Estate Related Assets and Investments in Unconsolidated Real Estate Joint Ventures

For any properties we own or own by investments in unconsolidated real estate joint ventures including all related intangibles, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset including its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. In addition, we evaluate indefinite-lived intangible assets for possible impairments, at least annually, by comparing the fair values with the carrying values. Fair value is generally estimated by valuation of similar assets.

For real estate we own through an investment in an unconsolidated real estate joint venture or other similar real estate investment structure, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value. An impairment charge is recorded to the extent the fair value of our real estate investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline. We did not record any impairment losses for the years ended December 31, 2010, 2009 or 2008.

Cash and Cash Equivalents

We consider investments in bank deposits, money market funds and highly-liquid cash investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

As of December 31, 2010, approximately $4.7 million of restricted cash relates to escrow accounts required under construction loan agreements to secure performance for the Baileys Venture and Columbia Venture Property Entity developments. The remaining balance is principally escrow accounts, generally held by the lenders of certain of our mortgage payables for taxes, property repairs and replacements.

Mortgage Notes Receivable

Notes receivable are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to interest income over the lives of the related loans.

In accounting for notes receivable, we evaluate whether the investments are loans, investments in joint ventures or acquisitions of real estate. In addition, we evaluate whether the loans contain any rights to participate in expected residual profits, provide sufficient collateral or qualifying guarantees or include other characteristics of a loan. As a result of our review, we do not contain a right to participate in expected residual profits. In addition, the project borrowers remain obligated to pay principal and interest due on the loan with sufficient collateral, reserves or qualifying guarantees to account for the investment as a loan.

We assess notes receivable for impairment in accordance with applicable GAAP. Based on specific circumstances, we determine whether it is probable that there has been an adverse change in the

2. Summary of Significant Accounting Policies (Continued)

estimated cash flows of the contractual payments for the notes receivable. We then assess the impairment based on the probability to collect all contractual amounts. If the impairment is probable, we recognize an impairment loss equal to the difference between our investment in the note receivable and the present value of the estimated cash flows discounted at the note receivable's effective interest rate. Where we have the intent and the ability to foreclose on our security interest in the property, we will use the collateral's fair value as a basis for the impairment.

In evaluating impairments, there are judgments involved in determining the probability of collecting contractual amounts. As these types of notes receivable are generally investment specific based on the particular loan terms and the underlying project characteristics, there is usually no secondary market to evaluate impairments. Accordingly, we must rely on our subjective judgments and individual weightings of the specific factors. If notes receivable are considered impaired, then judgments and estimates are required to determine the projected cash flows for the notes receivable, considering the borrower's or, if applicable, the guarantor's financial condition and the consideration and valuation of the secured property and any other collateral. Changes in these facts or in our judgments and assessments of these facts could result in impairment losses which could be material to our combined financial statements. For the years ended December 31, 2010, 2009 and 2008, no impairment or allowance for credit losses was recognized..

Investments in Unconsolidated Real Estate Joint Ventures

We account for certain investments in unconsolidated real estate joint ventures using the equity method of accounting because we exercise significant influence over, but do not control, these entities. These investments are initially recorded at cost, including any acquisition costs, and are adjusted for our share of equity in earnings and distributions. We report our share of income and losses based on our economic interests in the entities.

Each of the Property Entities have different profit sharing interests, some of which have numerous allocation and distribution provisions where certain equity investors receive preferred interests or deferred participations. We allocate income and loss for determining our equity in earnings of unconsolidated joint ventures based on the underlying economic effect or participation in the benefit or loss. Although our policy is to use the concepts of a hypothetical liquidation at book value, judgment is required to determine which owners are bearing economic benefits or losses, particularly as properties move from development to operations and guarantees and other priority payments are triggered or removed. A change in these judgments could result in greater or lesser amounts of equity in earnings.

When we acquire a controlling interest in a business previously accounted for as a noncontrolling investment, a gain or loss is recorded for the difference between the fair value and the carrying value of the investment in the real estate joint venture and in some instances pre-existing relationships. This analysis, which is from the perspective of market participants, requires determination of fair values for investments and contractual relationships where there are no secondary markets. Accordingly, we must rely on our subjective judgments using models with the best available information. Changes in these judgments could significantly impact our results of operations and the carrying amount of our assets and liabilities.

2. Summary of Significant Accounting Policies (Continued)

Deferred Financing Costs

Deferred financing costs are recorded at cost and are amortized to interest expense using a straight-line method that approximates the effective interest method over the life of the related debt.

Revenue Recognition

Rental income related to leases is recognized on an accrual basis when due from residents, generally on a monthly basis. Rental revenues for leases with uneven payments and terms greater than one year are recognized on a straight-line basis over the term of the lease. Any deferred revenue is recorded as a liability within deferred lease revenues and other related liabilities.

Acquisition Costs

Acquisition costs for business combinations, which are expected to include most wholly owned properties, are expensed when it is probable that the transaction will be accounted for as a business combination and the purchase will be consummated. Acquisition costs related to investments in unconsolidated real estate joint ventures are capitalized as a part of our basis in the investment.

Income Taxes

Our BH REITs have each elected to be taxed as a REIT under Sections 856 through 860 of the Code. Each BH REIT qualified as a REIT within a year of its formation. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code and intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT.

We have evaluated the current and deferred income tax related to state taxes, where we do not have a REIT exemption, and we have no significant tax liability or benefit as of December 31, 2010 and 2009.

We recognize the financial statement benefit of an uncertain tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2010, we have no significant uncertain tax positions.

Noncontrolling Interests

Redeemable, noncontrolling interests are comprised of potential future obligations of the Venture, which allow the investors holding the noncontrolling interest to require the Venture to purchase their interest. The Venture records obligations under the redeemable noncontrolling interests initially at fair value, increased or decreased for the noncontrolling interest's share of net income or loss or the redemption value if redemption is considered probable. The redeemable noncontrolling interests are temporary equity not within the Venture's control, and presented in our combined venture statements outside of permanent equity between debt and equity.

2. Summary of Significant Accounting Policies (Continued)

Non-redeemable, noncontrolling interests are comprised of third-party equity interests in multifamily communities as well as Class A, preferred, cumulative, non-voting membership units ("Preferred Units"). The initial measurement of the non-redeemable, noncontrolling interests of third-party equity interests is at fair value. The subsequent carrying amount is recorded at the higher of the initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss or the redemption value. Both the Preferred Units and the third-party equity interest are not redeemable by the holders. The Preferred Units are redeemable by us; however, we have no current intent to exercise our redemption option. As such, these non-redeemable, noncontrolling interests are presented as in our combined venture statements as part of permanent equity.

Fair Value

In connection with our assessments and determinations of fair value for many real estate assets and financial instruments including fair values related to acquisitions, there are generally not available observable market price inputs for substantially the same items. Accordingly, we make assumptions and use various estimates and pricing models, including, but not limited to, the estimated useful lives of the assets, the cost of replacing certain assets, discount and interest rates used to determine present values, market capitalization rates and rental rates. Many of these estimates are from the perspective of market participants and will also be obtained from independent third-party appraisals. However, we are responsible for the source and use of these estimates. A change in these estimates and assumptions could be material to our results of operations and financial condition.

As of December 31, 2010, we believe the carrying values of cash and cash equivalents and receivables from affiliates approximate their fair values based on their highly liquid nature and/or short term maturities. As of December 31, 2010, we estimate the fair value of our construction and mortgage loans payable at $486.2 million compared to its carrying value of $484.5 million. As of December 31, 2010, we also believe the carrying value of our mortgage notes receivable approximate their fair values due to the short-term maturities and prepayment options. As of December 31, 2010 and 2009, we had no assets or liabilities measured at fair value on a recurring or nonrecurring basis.

3. Recently Announced Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to the authoritative guidance on the consolidation of variable interest entities. This guidance eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its rights to receive benefits of an entity must be disregarded in evaluating whether an entity is a variable interest entity. This guidance was applicable to us beginning January 1, 2010. The adoption of this guidance did not have an impact on our financial statements.

4. Real Estate Investments

As of December 31, 2010 and 2009, we had 18 and 11, respectively, wholly or majority owned real estate investments.

In 2010, we separately acquired six wholly owned multifamily communities and controlling interests in two Property Entities totaling 2,581 units for an aggregate purchase price of approximately $399.6 million, including $47.0 million of mortgage debt assumed in the acquisitions.

In 2009, we separately acquired ten wholly owned or majority owned multifamily communities totaling 2,780 units for an aggregate purchase price of approximately $589.7 million, including $13.2 million of noncontrolling interest and $224.3 million of mortgage debt assumed in the acquisitions.

The following table lists our acquisitions for 2009 and 2010:

Name	Location	Date of Acquisition
Braeswood Venture	Houston, TX	June 2009
Waterford Place Venture	Dublin, CA	September 2009
Burroughs Mill Venture	Cherry Hill, NJ	September 2009
Redwood Venture	Marina del Rey, CA	September 2009
Eldridge Venture[(a)]	Houston, TX	November 2009
Columbia Venture[(a)]	Arlington, VA	November 2009
Baileys Venture[(b)]	Alexandria, VA	December 2009
Calypso Venture	Irvine, CA	December 2009
Cyan Venture	Portland, OR	December 2009
San Sebastian Venture	Laguna Woods, CA	December 2009
Cherry Creek Venture	Denver, CO	January 2010
Belmar Venture	Lakewood, CO	May 2010
Briar Forest Venture	Houston, TX	May 2010
Fitzhugh Venture	Dallas, TX	June 2010
Tupelo Venture	Portland, OR	June 2010
Russell Venture[(c)]	Clark County, NV	August 2010
Alexan Prospect Venture[(c)]	Denver, CO	December 2010
District Venture[(d)]	Orlando, FL	December 2010

(a) In November 2009, the applicable venture acquired controlling interests in the Eldridge and Columbia Ventures. See footnote 5 for additional information.

(b) In December 2009, the Baileys Venture converted its $22.1 million note receivable to an equity interest. In addition to the conversion, the Baileys Venture became the general partner in the Property Entity and contributed $28.8 million for a first priority equity interest carrying a 14% preferred return. The capital contribution was used by the Property Entity to pay down the construction loan and pay certain development costs. With the conversion and general partner restructuring, the Baileys Venture consolidated its related Property Entity.

(c) In August 2010 and December 2010, the applicable Venture acquired controlling interests in the Russell and Alexan Prospect Property Entities, respectively. See footnote 5 for additional information.

(d) In connection with the acquisition, the seller was in default with the property's senior lender and accordingly, the consideration paid was part of negotiations with the seller and

4. Real Estate Investments (Continued)

lender. Because of the loan default, the lender was willing to accept less than the face amount of the loan in settlement of their liens. Based on our analysis of fair value, which included a review of comparable sales, a capitalization of the projected net operating income and the replacement cost of the property, we believe the purchase price is also less than the property's fair value. A gain was recorded of $3.3 million in 2010, which represented the excess of the net fair value of assets acquired and liabilities assumed over the consideration paid.

The following tables present certain additional information regarding the 2010 and 2009 acquisitions. Certain of the tables provide information for material acquisitions. There were no material acquisitions during 2010, thus only summarized information for the year ended December 31, 2010 is presented. In 2009, the material acquisitions were made by Baileys Venture, Columbia Venture and Waterford Place Venture.

The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date individually presented for material acquisitions and summarized for the other 2010 and 2009 non-material acquisitions are as follows (in millions):

		Acquisitions for the Years Ended December 31, 2009				
	2010 Non-Material Acquisitions	Baileys Venture	Columbia Venture	Waterford Place Venture	Other Non-Material Acquisitions	Total Acquisitions
Land	$ 57.1	$ 32.4	$ 24.2	$ 12.9	$ 65.9	$ 135.4
Buildings and improvements	331.6	50.9	27.8	64.7	228.3	371.7
Construction in progress	—	41.1	35.7	—	—	76.8
Intangible assets—in-place leases	10.9	—	—	2.1	3.8	5.9
Property Entity level construction loans payable	—	(61.1)	(52.7)	—	—	(113.8)
Mortgage loan payable	(47.0)	—	—	(60.4)	(50.1)	(110.5)
Other liabilities	—	—	—	—	(0.4)	(0.4)
Noncontrolling interests	—	(13.2)	—	—	—	(13.2)
Total	$352.6	$ 50.1	$ 35.0	$ 19.3	$247.5	$ 351.9

The 2010 amounts recognized for revenues and net losses from the acquisition dates to December 31, 2010 related to the operations of the material acquisitions and summarized for the other 2010 and 2009 non-material acquisitions are as follows (in millions):

	2010 Non-Material Acquisitions	Baileys Venture	Columbia Venture	Waterford Place Venture	Other Non-Material 2009 Acquisitions	Total All Acquisitions
Revenues	$15.5	$ 3.7	$ 2.2	$ 8.0	$25.4	$ 54.8
Acquisition expenses	$ 2.0	$ —	$ —	$ —	$ —	$ 2.0
Depreciation and amortization	$11.9	$ 4.1	$ 2.6	$ 3.8	$12.9	$ 35.3
Net loss	$(0.8)	$(4.5)	$(4.0)	$(1.4)	$(4.7)	$(15.4)

4. Real Estate Investments (Continued)

The amounts recognized for revenues and net losses from the acquisition dates to December 31, 2009 related to the operations of the material acquisitions and summarized for the other 2009 non-material acquisitions are as follows (in millions):

	Baileys Venture	Columbia Venture	Waterford Place Venture	Other Non-Material 2009 Acquisitions	Total All Acquisitions
Revenues	$0.1	$ —	$ 2.5	$ 4.5	$ 7.1
Acquisition expenses	$ —	$ —	$ 0.2	$ 2.6	$ 2.8
Depreciation and amortization	$0.2	$0.2	$ 2.4	$ 3.2	$ 6.0
Net income (loss)	$1.9	$1.3	$(2.0)	$(6.9)	$(5.7)

The following unaudited combined pro forma information is presented as if we acquired each of the acquisition properties on January 1, 2009. The information excludes activity that is non-recurring and not representative of our future activity, as follows:

	For the Years Ended December 31,	
	2010	2009
Acquisition expenses	$(2.0)	$(2.8)
Gain on early extinguishment of debt	$ 0.2	$ —
Gain on excess of fair value over purchase price	$ 3.3	$ —
Gain on acquisitions of controlling interest	$ 4.9	$ —

Expenses, including depreciation and amortization, do not include amounts for periods prior to the completed construction of the property. For the year ended December 31, 2009, the properties owned by the Baileys Venture, Columbia Venture, Eldridge Venture, Redwood Venture and San Sebastian Venture were substantially in the development phase. Accordingly, the operating revenues and net income of these Ventures were not material and are not presented in the table below for the year ended December 31, 2009. This information is not necessarily indicative of what the actual results of operations would have been had we completed this transaction on January 1, 2009, nor does it purport to represent our future operations (amounts in millions):

	For the Years Ended December 31,	
	2010	2009
Revenues	$ 72.6	$41.4
Depreciation and amortization	$ 45.6	$24.7
Net loss	$(21.6)	$(3.5)

For 2010 acquisitions, we are in the process of finalizing our acquisition allocations, which is subject to change until our information is finalized, no later than twelve months from the acquisition date.

Depreciation expense associated with all of our buildings and improvements for the years ended December 31, 2010, 2009 and 2008 was approximately $26.8 million, $4.0 million and $1.2 million, respectively.

Cost of intangibles related to our investments in real estate primarily consisted of the value of in-place leases. These in-place leases are amortized over the remaining term of the in-place leases,

4. Real Estate Investments (Continued)

approximately a six month term for multifamily in-place leases and terms ranging from three to 25 years for retail leases. Amortization expense associated with all of our lease intangibles for the years ended December 31, 2010, 2009 and 2008 was approximately $9.8 million, $3.4 million and $0.7 million, respectively. Of the $5.0 million of in-place lease intangibles at December 31, 2010, $4.5 million will be amortized during 2011. The remaining $0.5 million, primarily related to a retail in-place lease intangible, will be amortized over 25 years.

As of December 31, 2010 and December 31, 2009, accumulated depreciation and amortization related to our consolidated real estate properties and related intangibles were as follows (in millions):

	As of December 31, 2010		As of December 31, 2009	
	Buildings and Improvements	In-Place Lease Intangibles	Buildings and Improvements	In-Place Lease Intangibles
Cost	$828.6	$ 17.9	$379.0	$ 5.9
Less: depreciation and amortization	(32.6)	(12.9)	(5.8)	(3.1)
Net	$796.0	$ 5.0	$373.2	$ 2.8

In addition to multifamily resident units, certain of our wholly owned multifamily communities have retail areas, representing approximately 3% of total rentable area. Future minimum base rental payments due to us under these non-cancelable retail leases in effect as of December 31, 2010 are as follows (in millions):

	Future Minimum Lease Payments
2011	$ 0.7
2012	0.7
2013	0.7
2014	0.7
2015	0.7
Thereafter	8.1
Total	$11.6

5. Investment in Unconsolidated Real Estate Joint Ventures

The following presents our combined investments in unconsolidated real estate joint ventures as of December 31, 2010 and 2009. The ownership interest in the table below is the stated ownership in the operating agreement, which may be different than our interests for distribution and income allocation purposes. In addition to our contractual ownership interest, the table also presents our back-end interest, which represents our share of the final distribution, generally after all other capital account balances have been returned to the owners, usually only applicable upon the sale or refinancing of the property.

Venture	Ownership Interest	Back-End Interest	Investment in Unconsolidated Real Estate Joint Ventures (in millions) 2010	2009
Satori Venture (a)	50%	50.0%	$18.5	$ 5.8
St. Rose Venture	50%	60.0%	3.6	5.1
Alexan Prospect Venture	(b)	(b)	(b)	7.3
Russell Venture	(c)	(c)	(c)	2.0
Eldridge Venture	(d)	(d)	(d)	(c)
Columbia Venture	(e)	(e)	(e)	(d)
			$22.1	$20.2

(a) In December 2010, the Satori Venture converted its $14.8 million note receivable, plus accrued interest of $1.4 million, for an additional equity ownership interest in the Satori Property Entity. No additional consideration was paid in connection with the acquisition of the additional equity ownership interest.

(b) In December 2010, the Alexan Prospect Venture indirectly acquired the remaining ownership interest in the Alexan Prospect Property Entity for $39.3 million. Included as a part of the acquisition, the Alexan Prospect Venture partially modified the construction loan, contributing $21.2 million to reduce the principal balance to $47.0 million, obtaining a six-month extension option and resetting the LIBOR based interest rate. Effective with the transaction, the Alexan Prospect Property Entity became wholly owned by the Alexan Prospect Venture. The total funding by the Alexan Prospect Venture was approximately $24.5 million. As a part of the closing of the acquisition and the construction loan modification, the Alexan Prospect Venture converted its $14.8 million note receivable to equity. A gain of $3.7 million was recognized for the difference between the Alexan Prospect Venture's investment carrying value of $41.5 million and the fair value of $45.2 million at the acquisition date. The gain primarily related to recapture of accumulated depreciation and amortization and appreciation during development.

(c) In August 2010, the Russell Venture indirectly acquired the remaining ownership interest in the Russell Property Entity for $0.4 million. Included as a part of the acquisition, the Russell Venture also extinguished the Russell Property Entity's construction loan with a final principal payment of $17.9 million. At the time of the payoff, the construction loan had a principal balance of $19.7 million. The total funding by the Russell Venture was approximately $18.3 million. Effective with the transaction, The Venue Property Entity became wholly owned by the Russell Venture. At the closing of the acquisition, the Russell Venture effectively eliminated its note receivable to the Venue Property Entity. Upon the acquisition of the controlling interest, the Russell Venture

5. Investment in Unconsolidated Real Estate Joint Ventures (Continued)

recognized a gain of $1.3 million for the difference between the Russell Venture's investment carrying value of $25.1 million and the fair value of $26.4 million at the acquisition date. The gain primarily related to the difference between the carrying value of the construction loan and its fair value, as measured by the final principal payment.

(d) In November 2009, the Eldridge Venture indirectly acquired all of the remaining ownership interest in the Eldridge Property Entity for $0.1 million and the assumption of the $20.9 million construction loan. Effective with the transaction, the Eldridge Property Entity became wholly owned by the Eldridge Venture and consolidated. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest. At the closing, the Eldridge Venture paid off the construction loan, exercised the ground lease purchase option and effectively eliminated its note receivable to the Eldridge Property Entity. The total funding by the Eldridge Venture, before normal closing costs, was approximately $25.6 million.

(e) In November 2009, the Columbia Venture Property Entity was restructured, whereby the Columbia Venture converted its $20.0 million note receivable to an equity interest. In addition to the conversion, the Columbia Venture became the general partner in the Property Entity and contributed $17.6 million for a first priority equity interest carrying a 14% preferred return. The capital contribution was used by the Property Entity to pay down the construction loan and certain development costs. With the restructuring, the Columbia Venture consolidated the related Property Entity. Because of the recent development of the project, where the fair value approximated the carrying value, no gain or loss was recognized in the acquisition of the controlling interest.

For each Property Entity, distributions are generally allocated first to return of capital and a preferred return, then to the developer owner for special distributions related to the development and last to the back-end interest.

The summarized financial data shown below presents the combined accounts of each of the accounts of the Property Entities for the years ended December 31, 2010 and 2009 where there is a corresponding Venture equity investment (amounts in millions):

Balance Sheet Data	December 31, 2010	December 31, 2009
Land, buildings, and improvements, net	$152.6	$137.4
Construction in progress	—	104.3
Other assets	4.1	1.6
Total assets	$156.7	$243.3
Property Entity Level construction loans payable	$106.4	$147.5
Mortgage loans payable to Ventures (see footnote 6)	21.0	56.4
Accounts payable and other liabilities	5.2	14.2
Total liabilities	132.6	218.1
Ventures' equity	22.0	20.2
Noncontrolling interests	2.1	5.0
Total equity	24.1	25.2
Total liabilities and equity	$156.7	$243.3

5. Investment in Unconsolidated Real Estate Joint Ventures (Continued)

Income Statement Data	For the Years Ended December 31, 2010	2009	2008
Revenues			
Rental revenues	$11.5	$ 1.2	$ —
Expenses			
Property operating expenses	5.3	2.0	0.3
Real estate taxes	1.2	—	—
Interest expense	7.3	1.2	0.1
Depreciation and amortization	7.4	1.1	0.1
	21.2	4.3	0.5
Net income (loss)	(9.7)	(3.1)	0.5
Net loss attributable to noncontrolling interests	1.6	0.5	—
Net income (loss) attributable to the Ventures	$(8.1)	$(2.6)	$0.5

There are no material differences between our Ventures' equity interest in the combined Ventures and our total investments in unconsolidated real estate joint ventures as of December 31, 2010 and 2009.

Certain of the Property Entities have construction loans payable secured by the underlying property, each made by an unaffiliated third party to the Property Entities. These loans payable are referred to as Property Entity level construction and mortgage loans. Other than guarantees issued by the project developers or their affiliates, the Property Entities are solely responsible for amounts under their construction loans, mortgage loans and mezzanine loans as well as other liability balances. The following presents the carrying amounts of Property Entity level construction loans payable at December 31, 2010 and 2009 (amounts in millions):

Property Entity Level Construction Loans Payable	2010	2009	Interest Rate (a)	Maturity Date
Satori Venture	$ 71.3	$ 69.4	Monthly LIBOR + 140 bps	October 2011
Alexan Prospect Venture	(b)	42.2	(b)	(b)
Russell Venture	(c)	19.2	(c)	(c)
St. Rose Venture	35.1	16.7	Monthly LIBOR + 275 bps	December 2012
Property Entity Level Construction Loans Payable	$106.4	$147.5		

(a) Monthly LIBOR at December 31, 2010 was 0.26%.

(b) In connection with the Venture's acquisition of the remaining ownership interests from an unaffiliated third party in December 2010, the construction loan was paid down by $21.2 million. Effective with the closing of the acquisition, the Property Entity became wholly owned and the loan is now included in the combined venture financial statements. See footnote 7.

(c) In connection with the Venture's acquisition of the remaining ownership interests from an unaffiliated third party in August 2010, the construction loan with a principal balance of $19.7 million was paid off in full with a final payment of $17.9 million.

5. Investment in Unconsolidated Real Estate Joint Ventures (Continued)

Each of the Property Entity level construction loans are used to fund development projects and are drawn as construction costs are incurred. The aggregate total commitment, if fully funded, is approximately $112.5 million. Each construction loan has provisions allowing for extensions, generally two, one-year options if certain operation performance levels have been achieved as of the maturity date. An extension fee, generally 0.25% of the total loan balance, is required for each extension.

As of December 31, 2010, only our investment in the St. Rose Property Entity is a VIE, where we are not the primary beneficiary. Our involvement in this Property Entity is as a limited partner and a lender of a mortgage note receivable. (See footnote 6 for a description of each mortgage note receivable). As of December 31, 2010, the comparison of the carrying amounts of our assets and liabilities, if any, to our maximum exposure to loss as a result of our involvement with this Property Entity is presented below (amounts in millions):

	Carrying Amounts			
Investment in VIE	**Investments in Unconsolidated Real Estate Joint Venture**	**Mortgage Notes Receivable**	**Total**	**Maximum Exposure to Loss**
St. Rose Venture	$3.6	$20.7	$24.3	$24.3

As a limited partner in the Property Entity, we are not obligated to make any additional investments and our maximum exposure to loss is limited to our current investment in the Property Entity. As a lender, we have fully funded our lending commitment and are not obligated to make any additional advances to the Property Entity. We have not provided any guarantees, liquidity arrangements or contractual obligations to purchase any assets of or related to the Property Entity other than options to acquire assets at fair value as described in footnote 10. Accordingly, we have determined the maximum loss exposure based on our carrying value of investments in unconsolidated real estate joint ventures and mortgage receivables as December 31, 2010.

6. Mortgage Notes Receivable, net

The mortgage notes receivable include amounts between us and the underlying Property Entities in which we have equity interests and notes receivable between us and Property Entities in various stages of development where we do not have an equity investment. All note advances have reached their required maximum funding amounts. The mortgage notes receivable are collateralized by individual second liens in the related Property Entity properties or equity interests. Below ~~are~~ our combined notes receivable as of December 31, 2010 and 2009 (amounts in millions):

	Amount Advanced		Fixed Interest Rate	Maturity Date
Venture Holding Mortgage Notes Receivable	**2010**	**2009**		
St. Rose Venture[a]	$21.0	$21.0	13.0%	December 2013
Satori Venture	(b)	14.8	(b)	(b)
Alexan Prospect Venture	(b)	14.8	(b)	(b)
Russell Venture	(b)	5.8	(b)	(b)
Mortgage Notes Receivable to Ventures and payable by unconsolidated Project Entities (see footnote 5)	21.0	56.4		
Other Mortgage Notes Receivable from Property Entities				
Lovers Lane Venture[c]	7.5	7.5	10.0%	April 2012
Cameron Venture[d]	19.3	19.3	13.0%	December 2012
Other Mortgage Notes Receivable from Property Entities	26.8	26.8		
Total Mortgage Notes Receivable	47.8	83.2		
Less: Deferred Financing Fees, net	(0.5)	(1.4)		
Mortgage Notes Receivable, net	$47.3	$81.8		

(a) Interest is payable on a monthly basis from a budgeted interest reserve and from available net operational cash flows. At maturity, principal and unpaid interest is due. No prepayment of the mortgage note may be made until the interest reserve is depleted.

(b) During 2010, the notes were converted to an additional equity interest or controlling interest in the Property Entity.

(c) Interest on the note receivable is not paid until maturity. During 2010, the Lovers Lane Venture has cancelled its option to acquire an equity interest in the Property Entity.

(d) The Cameron option period commenced 90 days after the construction was completed; however, as of December 31, 2010, the Cameron mortgage note receivable is in technical, non-monetary default. See footnote 10.

6. Mortgage Notes Receivable, net (Continued)

Generally, each mortgage note is secured by (1) a lien pursuant to a deed of trust on project that is subordinate to the lien granted to the senior lender and/or (2) a pledge by the borrower of all the ownership interests in the Property Entity. The Lovers Lane and St. Rose Mortgage notes receivables are also supported by a guarantee from affiliates of the commercial developers. The guarantee includes, if applicable, (1) construction and completion of the project if, for any reason, the Property Entity abandons the project or fails to complete the project on the agreed schedule and (2) the payment of certain costs that exceed the approved construction budget. The guarantee also includes full and prompt payment of the mortgage borrower's obligations in connection with the mortgage note in the event that the mortgage borrower files a voluntary bankruptcy or insolvency proceeding prior to project completion. The Lovers Lane mortgage notes receivable also provides for a full repayment guarantee.

The St. Rose and Cameron mortgage notes receivable provide options for us to acquire a certain percentage ownership interest in the Property Entities, or to convert the mortgage notes receivable into equity interests in the Property Entities. Options are generally exercisable during defined periods after project completion. No options are currently exercisable.

The mortgage notes receivable related to the Cameron Venture may obligate us to purchase all or a portion of the interests in the related to Property Entity. See footnote 10. As noted in footnote (c) above, during 2010, the Lovers Lane Venture cancelled its option to acquire an equity interest in the Property Entity.

7. Construction and Mortgage Loans Payable

Certain of our Ventures are solely responsible for their respective mortgage loans payable, which are secured by the respective wholly owned underlying multifamily communities. These mortgage loans payable, which include permanent mortgage financings and construction loans, are referred to as Venture Level Mortgage or Construction Loans. Other construction and mortgage loans payable are the responsibility of the respective Property Entity, which are secured by its multifamily community. These loans payables are referred to as Property Entity construction and mortgage loans. The following

7. Construction and Mortgage Loans Payable (Continued)

presents the carrying amount of the combined construction and mortgage loans payable as of December 31, 2010 and 2009 (amounts in millions):

Venture Level Mortgage Loans	2010	2009	Interest Rate (a)	Maturity Date
Alexan Prospect Venture	$ 47.0	$ (b)	Monthly LIBOR + 250 bps	June 2011
Braeswood Venture[c]	15.7	24.0	3.79% - Fixed	November 2017
Burroughs Mill Venture	26.0	26.0	5.29% - Fixed	October 2016
Cherry Creek Venture	28.6	—	4.23% - Fixed	March 2015
Calypso Venture	24.0	—	4.21% - Fixed	March 2015
Belmar Venture	22.8	—	4.11% - Fixed	June 2015
Fitzhugh Venture	28.0	—	4.35% - Fixed	August 2017
Eldridge Venture	20.8	—	4.46% - Fixed	September 2017
Briar Forest Venture	21.0	—	4.46% - Fixed	September 2017
Tupelo Venture	19.3	—	3.58% - Fixed	October 2017
Redwood Venture	25.5	—	3.90% - Fixed	October 2020
Waterford Place Venture	58.9	60.1	4.83% - Fixed	May 2013
Total Venture Level Mortgage Loans	337.6	110.1		
Property Entity Level Construction and Mortgage Loans				
Johns Creek Venture	23.0	23.0	6.46% - Fixed	March 2013
Columbia Venture	52.7	52.7	Monthly LIBOR + 300 bps	November 2013
Baileys Venture	71.1	61.1	Monthly LIBOR + 275 bps	November 2011
Total Property Entity Level Construction and Mortgage Loans	146.8	136.8		
Total Venture and Property Entity Level Loans Payable	484.4	246.9		
Market debt adjustments, primarily loan premiums, net	0.1	0.4		
Total Construction and Mortgage Loans	$484.5	$247.3		

(a) Monthly LIBOR at December 31, 2010 was 0.26%.

(b) In connection with the Venture's acquisition of the remaining ownership interests from an unaffiliated third party in December 2010, the construction loan was paid down by $21.2 million. Effective with the closing of the acquisition, the Property Entity became wholly owned and the loan is now included in the combined venture financial statements. See footnote 5.

(c) In September 2010, the Braeswood Venture prepaid the outstanding loan balance of $24.0 million without penalty. The prior mortgage had an interest rate of 6.17% and a maturity date of September 2011. In October 2010, the Braeswood Venture closed on a new $15.7 million mortgage, with a fixed interest rate of 3.79% and a maturity date of November 2017.

7. Construction and Mortgage Loans Payable (Continued)

As of December 31, 2010, $814.1 million of the combined net carrying value of land, buildings and improvements and construction in progress collateralized the combined construction and mortgage loans payable.

The following presents principal payments for the following five years and thereafter as of December 31, 2010 (amounts in millions):

Year	Amount
2011	$119.4
2012	1.7
2013	132.6
2014	1.5
2015	77.1
Thereafter	152.1
Total	$484.4

8. Noncontrolling Interests

Non-redeemable, noncontrolling interests

The limited liability company agreements of the BH REITs have authorized 125 units of Preferred Units. For 17 of our BH REITs, as of December 31, 2010, we sold Preferred Units ranging from 121 to 124 units per REIT. For the years ended December 31, 2010, 2009 and 2008, we raised aggregate gross offering proceeds for all Ventures totaling approximately $0.4 million, $0.1 million and $0.5 million, respectively. For the years ended December 31, 2010, 2009 and 2008, offering costs associated with the Preferred Units issuance were approximately $0.3 million, $0.1 million, and $0.3 million, respectively, and have been recorded as an offset to the noncontrolling interest balance. As of December 31, 2010 and 2009, the carrying amounts of the Preferred Units noncontrolling interests were approximately $0.4 million and $0.2 million, respectively.

In January 2011, we sold additional Preferred Units related to six additional BH REITs, 125 units per BH REIT, for aggregate gross offering proceeds totaling approximately $0.4 million. Offering costs associated with these Preferred Units issuance were approximately $0.2 million.

The Preferred Units pay an annual dividend of 12.5% and are senior in priority to all other members' equity of the BH REIT. The BH REIT, at its option, may redeem the Preferred Units, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $500 per unit, plus all accrued and unpaid distributions thereon to and including the date fixed for redemption, plus a premium per unit of $100 for the first year which declines in value $25 each year until there is no redemption premium remaining. The Preferred Units are not redeemable by the unit holders and we have no current intent to exercise our redemption option.

As of December 31, 2010 and 2009, we have three Property Entities, Baileys, Columbia and Johns Creek, with non-redeemable noncontrolling interests. As of December 31, 2010 and 2009, the carrying amounts of these noncontrolling interests were approximately $3.3 million and $4.2 million, respectively.

Redeemable, noncontrolling interest

As of December 31, 2010 and 2009 we have one Property Entity, Baileys, that contains conversion rights at the option of the third-party, redeemable at fair value for a one-year period commencing November 2011. As of December 31, 2010 and 2009, the carrying amounts of this noncontrolling interest were approximately $7.8 million and $10.4 million, respectively.

9. Related Party Arrangements

We are dependent on the Venture members and their affiliates for our operational and investment capital needs. We are also ultimately dependent, through MF REIT, on the Advisor and Behringer Harvard Multifamily Management Services, LLC and certain of their affiliates for certain services that are essential to us, including, asset acquisition and disposition decisions, property management and leasing services and other general administrative responsibilities. In the event that these companies were unable to provide us with the respective capital or services, we would be required to obtain such capital or services from other sources. Asset management fees related to these services are the responsibility of MF REIT and Master LP level and are not incurred by us or included in these combined financial statements.

In the ordinary course of our business, MF REIT and its affiliates may advance money on our behalf to pay certain operating expenses, escrows or other costs. As of December 31, 2010 and 2009, we have less than $0.1 million in total reimbursement costs payable to Multifamily LP and its affiliates for each year.

10. Commitments and Contingencies

In December 2009, Fairfield Residential LLC, a real estate operating company, ("Fairfield Residential") and certain of its affiliates filed for voluntary bankruptcy. Certain other affiliates of Fairfield Residential that serve as the general partner for The Cameron and current limited partners of Bailey's Crossing and 55 Hundred were not part of the bankruptcy filing (the "Fairfield Projects"). The Bailey's Crossing, 55 Hundred and The Cameron Property Entities were also not a part of the bankruptcy filing. The 2009 Bailey's Crossing and 55 Hundred Property Entity restructurings and recapitalizations were completed prior to Fairfield Residential's bankruptcy and were not affected by the bankruptcy filing. With regard to The Cameron Property Entity, the Cameron Venture is only as a lender with a $20.0 million note receivable investment, including accrued interest less deferred fees.

Because Fairfield Residential has guaranteed repayment of The Cameron senior construction loan, as well as completion of the project for the senior construction loan, Fairfield Residential's bankruptcy gave rise to an event of default under The Cameron senior construction loan agreement. As a result, The Cameron senior construction lender and in turn the Cameron Venture gave default notices to The Cameron Property Entity in 2009. During 2010 Fairfield Residential emerged from bankruptcy and the Cameron guarantee to the Cameron Venture was assigned to a class of unsecured creditors.

Subsequent to Fairfield Residential's restructuring in October 2010, The Cameron senior lender gave notice that the interest rate would be reset to the default rate, retroactive to December 2009. In turn, we gave notice that the interest rate would be reset to the default rate, retroactive to December 2009. The default rate of the Cameron Venture note receivable is 13% compared to the regular rate of 9.5%. As of March 25, 2011, The Cameron Property Entity has not paid either the senior lender or the Cameron Venture default interest. Through March 25, 2011, The Cameron Venture has not made any claims to the bankruptcy restructure entity, although it has preserved its rights to do so.

The Cameron Venture is currently in discussions with the senior lender and the owners of The Cameron Property Entity to restructure The Cameron Property Entity or cure the senior construction loan default and the Cameron Venture note receivable default. If The Cameron Property Entity does not cure the default, we expect to have an opportunity to (1) cure the default, (2) purchase the senior construction loan, (3) foreclose on the property, (4) acquire a 100% or partial ownership interest in The Cameron Property Entity, or (5) otherwise negotiate a solution acceptable to the senior

10. Commitments and Contingencies (Continued)

construction lender. However, there is no assurance that we would be able to restructure the senior construction loan including associated guarantees on terms that are acceptable to The Cameron Property Entity owners and The Cameron Venture. Such restructuring could include a pay down of the senior construction loan by The Cameron Property Entity and/or the Cameron Venture, which could result in a capital contribution by us to the Cameron Venture. In addition, the senior construction lender's exercise of default remedies or the results of any restructuring negotiations may change our analysis of the accounting for the investment, which could result in the Cameron Venture accounting for the investment as joint venture, or if the Cameron Venture is viewed as the primary beneficiary, to consolidate the investment. However, we believe we have sufficient collateral, contractual remedies and other creditor rights for the Cameron Venture to recover the carrying value of its note receivable from The Cameron Property Entity.

As of December 31, 2010, management's assessment related to the Cameron Venture is that the loan investment is still properly accounted for as a loan. The continuation of this accounting treatment is dependent on the resolution of the issues described above, and there can be no assurance as new facts and circumstances arise that different accounting would not be required. A change in accounting could affect our recognition of earnings in future periods. As of December 31, 2010, no impairment charges related to our investments with respect to the Cameron Venture or its note receivable investment have been recorded.

We may become obligated to purchase all or a portion of the interest under contingent sell options held by an investor in The Cameron Property Entity. The option is generally exercisable after completion of the development and for a period of three years thereafter. The option price is set by agreement and is either based on the investor's share of the fair value of the project at the exercise date or the cost of the project as defined in the respective agreement. The estimated amount of the purchase options is $10.3 million. The amount of cash required to fund the option purchase may be substantially less than the option price due to the Cameron Venture note receivable investment, assumption of existing Property Entity financing and new financing sources. As of December 31, 2010, no purchase options are exercisable.

Each of our equity investments that include third-party developers also includes buy/sell provisions. Under these provisions and during specific periods, an owner could make an offer to purchase the interest of the other owner and the other owner would have the option to accept the offer or purchase the offering owner's interest at that price. As of December 31, 2010, no such offers are outstanding.

11. Subsequent Events

Investments in Unconsolidated Joint Ventures

On March 14, 2011, the Cyan Venture completed a $33.0 million financing at a fixed rate of 4.25% with a term of five years. We anticipate that substantially all of the $33.0 million of proceeds, net of closing costs, will be distributed to the owners.

Subsequent to the year ended December 31, 2010, the Waterford Place Venture entered into a purchase and sale agreement for a sales price of $110 million for the Waterford Place multifamily community. The Waterford Place Venture has received an earnest money deposit of $2.0 million. As of December 31, 2010, the net carrying value of the multifamily community is approximately $74.2 million and is subject to mortgage financing of $59.0 million. The consummation of the sale is subject to various conditions, and there is no assurance that the sale will be consummated.

*****

Behringer Harvard Multifamily REIT I, Inc.

Valuation and Qualifying Accounts

Schedule II

December 31, 2010

(in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2010	$54	$487	$	$389	$152
Year ended December 31, 2009	$—	$169	$—	$115	$ 54
Year ended December 31, 2008	$—	$ —	$—	$ —	$ —

Behringer Harvard Multifamily REIT I, Inc.
Real Estate and Accumulated Depreciation
Schedule III
December 31, 2010
(in thousands)

Property Name	Location	Initial Cost		Gross Amount Carried at Close of Period	Accumulated Depreciation(a)	Year of Completion/ Acquisition	Encumbrances(b)
		Land	Buildings and Improvements				
The Gallery at NoHo Commons	Los Angeles, CA	$28,700	$ 78,309	$107,445	$ 4,586	2008/2009	$ 51,300
Mariposa Loft Apartments	Atlanta, GA	5,800	22,452	28,626	1,498	2005/2009	15,820
Grand Reserve Orange	Orange, CT	4,600	20,602	25,384	1,085	2005/2009	6,150
Acacia on Santa Rosa Creek	Santa Rosa, CA	8,100	29,512	38,100	1,334	2003/2010	26,240
The Lofts at Park Crest	McLean, VA	—	49,737	49,655	1,660	2008/2010	12,031
Burnham Pointe	Chicago, IL	10,400	75,960	86,690	1,617	2008/2010	21,004
Uptown Post Oak	Houston, TX	23,340	40,010	63,547	798	2008/2010	15,397
Acappella	San Bruno, CA	8,000	46,973	55,037	842	2010/2010	—
The Reserve at La Vista Walk	Atlanta, GA	4,530	34,159	38,871	373	2008/2010	9,418
Allegro	Addison, TX	3,000	40,658	43,671	148	2010/2010	—
		$96,470	$438,372	$537,026	$13,941		$157,360

(a) Each of our properties has a depreciable life of 25 years.

(b) Encumbrances include mortgage loans and our credit facility which had an outstanding balance of $64.0 million as of December 31, 2010. The credit facility is collateralized by the following properties: Burnham Pointe, The Reserve at La Vista Walk, Grand Reserve Orange, The Lofts at Park Crest, and Uptown Post Oak. The credit facility balance was allocated to each property based upon its relative gross amount carried at December 31, 2010.

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2010, 2009 and 2008 is as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Real Estate:			
Balance at beginning of year	$160,463	$ —	$—
Additions	376,563	160,463	—
Deductions	—	—	—
Balance at end of the year	$537,026	$160,463	$—
Accumulated Depreciation:			
Balance at beginning of year	$ 1,484	$ —	$—
Depreciation expense	12,457	1,484	—
Deductions	—	—	—
Balance at end of the year	$ 13,941	$ 1,484	$—

Behringer Harvard Multifamily REIT I, Inc.

Mortgage Loans on Real Estate

Schedule IV

December 31, 2010

(in thousands)

Description	Interest Rate	Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Note	Carrying Amount of Note	Principal Amount of Loans Subject to Delinquent Principal or Interest
Mezzanine note . . .	10.0%	April 2012	Accrued interest payable at maturity	N/A	$2,183	$2,633	$—
					$2,183	$2,633	$—

We did not have any material mortgage notes outstanding prior to 2009.

*****

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Restatement, incorporated by reference to Exhibit 3.1.2 to the Company's Form 8-K filed on September 8, 2008
3.2	Fourth Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on March 1, 2010
4.1	Form of Subscription Agreement (included as Exhibit A to prospectus), incorporated by reference to Exhibit 4.1 to the Company's Post-Effective Amendment No. 9 to its Registration Statement on Form S-11 filed on January 26, 2011, Commission File No. 333-148414
4.2	Amended and Restated Distribution Reinvestment Plan (included as Exhibit B to prospectus), incorporated by reference to Exhibit 4.2 to the Company's Post-Effective Amendment No. 9 to its Registration Statement on Form S-11 filed on January 26, 2011, Commission File No. 333-148414
4.3	Amended and Restated Automatic Purchase Plan (included as Exhibit C to prospectus), incorporated by reference to Exhibit 4.3 to the Company's Post-Effective Amendment No. 9 to its Registration Statement on Form S-11 filed on January 26, 2011, Commission File No. 333-148414
4.4	Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.4 to the Company's Form 10-Q filed on November 13, 2009, Commission File No. 333-148414
4.5	Statement regarding Restrictions on Transferability of Shares of Common Stock, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-11/A filed on May 9, 2008
10.1	Fourth Amended and Restated Advisory Management Agreement, dated June 14, 2010, incorporated by reference to Exhibit 10.1 to the Company's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on July 19, 2010, Commission File No. 333-148414
10.2	Amended and Restated Property Management Agreement, incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 14, 2008
10.3	Amended and Restated Incentive Award Plan, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-11/A filed on May 9, 2008, Commission File No. 333-148414
10.4	Service Mark Agreement, incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 14, 2008
10.5	Senior and Junior Mezzanine Promissory Notes by and between SW 131 St. Rose Mezzanine Borrower LLC as borrower and Behringer Harvard St. Rose REIT, LLC as lender dated December 31, 2008, incorporated by reference to Exhibit 10.5 to the Company's Form 10-K filed on March 31, 2009
10.6	Senior and Junior Mezzanine Loan Agreements by and between SW 131 St. Rose Mezzanine Borrower LLC as borrower and Behringer Harvard St. Rose REIT, LLC as lender dated December 31, 2008, incorporated by reference to Exhibit 10.6 to the Company's Form 10-K filed on March 31, 2009
10.7	Senior and Junior Mezzanine Deeds of Trust, Assignments of Rents and Leases, Security Agreements, Fixture Filings and Financing Statements by and between SW 132 St. Rose Senior Borrower LLC as grantor and Behringer Harvard St. Rose REIT, LLC as lender dated December 31, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed on March 31, 2009

Exhibit Number	Description
10.8	Mezzanine Guaranty Agreement by and between CFP Residential, L.P., Kenneth J. Valach, Bruce Hart and J. Ronald Terwilliger collectively as guarantor and Behringer St. Rose REIT, LLC as lender dated December 31, 2008, incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed on March 31, 2009
10.9	Intercreditor and Subordination Agreement by and between Bank of America, N.A. on behalf of senior construction lenders and land loan lender and Behringer Harvard St. Rose REIT, LLC as subordinate lender dated December 31, 2008, incorporated by reference to Exhibit 10.9 to the Company's Form 10-K filed on March 31, 2009
10.10	Sale, Purchase and Escrow Agreement between Verandah Owner Limited Partnership as seller and Harvard Property Trust, LLC as purchaser dated January 26, 2009, incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed on March 31, 2009
10.11	Assignment and Assumption of Sale, Purchase and Escrow Agreement by and between Harvard Property Trust, LLC as assignor and Behringer Harvard Multifamily OP I LP as assignee dated January 28, 2009, incorporated by reference to Exhibit 10.11 to the Company's Form 10-K filed on March 31, 2009
10.12	First Amendment to Sale, Purchase and Escrow Agreement by and between Verandah Owner Limited Partnership as seller and Behringer Harvard Multifamily OP I LP as purchaser dated February 20, 2009, incorporated by reference to Exhibit 10.12 to the Company's Form 10-K filed on March 31, 2009
10.13	Agreement of Sale and Purchase and Joint Escrow Instructions by and between Waterford Place Apartments, LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated May 29, 2009, incorporated by reference to Exhibit 10.13 to the Company's Form 10-Q filed on August 14, 2009
10.14	Revivor and First Amendment to Agreement of Sale and Purchase and Joint Escrow Instructions by and between Waterford Place Apartments, LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated July 2, 2009, incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q filed on August 14, 2009
10.15	Second Amendment to Agreement of Sale and Purchase and Joint Escrow Instructions by and between Waterford Place Apartments, LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated July 13, 2009, incorporated by reference to Exhibit 10.15 to the Company's Form 10-Q filed on August 14, 2009
10.16	Assignment and Assumption of Sale, Purchase and Escrow Agreement by and between Behringer Harvard Multifamily OP I LP as assignor and Behringer Harvard Waterford Place REIT, LLC as assignee dated August 4, 2009, incorporated by reference to Exhibit 10.16 to the Company's Form 10-Q filed on August 14, 2009
10.17	(First Lien) Assumption Agreement by and among Waterford Place Apartments, LLC, Behringer Harvard Waterford Place REIT, LLC and the Federal Home Loan Mortgage Corporation dated August 25, 2009, incorporated by reference to Exhibit 10.17 to the Company's Form 10-Q filed on November 13, 2009
10.18	(Second Lien) Assumption Agreement by and among Waterford Place Apartments, LLC, Behringer Harvard Waterford Place REIT, LLC and the Federal Home Loan Mortgage Corporation dated August 25, 2009, incorporated by reference to Exhibit 10.18 to the Company's Form 10-Q filed on November 13, 2009
10.19	Multifamily Note by Waterford Place Apartments, LLC in favor of Deutsche Bank Berkshire Mortgage, Inc. dated March 31, 2008, incorporated by reference to Exhibit 10.19 to the Company's Form 10-Q filed on November 13, 2009

Exhibit Number	Description
10.20	Multifamily Note by Waterford Place Apartments, LLC in favor of Berkshire Mortgage Finance Limited Partnership dated April 1, 2004, incorporated by reference to Exhibit 10.20 to the Company's Form 10-Q filed on November 13, 2009
10.21	Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing by Waterford Place Apartments, LLC for the benefit of Deutsche Bank Berkshire Mortgage, Inc. dated March 31, 2008, incorporated by reference to Exhibit 10.21 to the Company's Form 10-Q filed on November 13, 2009
10.22	Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing by Waterford Place Apartments, LLC for the benefit of Berkshire Mortgage Finance Limited Partnership dated April 1, 2004, incorporated by reference to Exhibit 10.22 to the Company's Form 10-Q filed on November 13, 2009
10.23	Limited Liability Company Agreement of Behringer Harvard Waterford Place Venture, LLC by and between Behringer Harvard Waterford Place, LLC and Behringer Harvard Master Partnership I LP dated May 29, 2009, incorporated by reference to Exhibit 10.23 to the Company's Form 10-Q filed on November 13, 2009
10.24	Sale, Purchase and Escrow Agreement by and between SAF Burroughs Mills, LLC, as seller, and Behringer Harvard Multifamily OP I LP as buyer dated August 7, 2009, incorporated by reference to Exhibit 10.24 to the Company's Form 10-Q filed on November 13, 2009
10.25	Assignment of Sale, Purchase and Escrow Agreement by and between Behringer Harvard Multifamily OP I LP as assignor and Behringer Harvard Burroughs Mill REIT, LLC as assignee dated September 12, 2009, incorporated by reference to Exhibit 10.25 to the Company's Form 10-Q filed on November 13, 2009
10.26	Agreement of Sale by and between SF No Ho LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated August 12, 2009, incorporated by reference to Exhibit 10.26 to the Company's Form 10-Q filed on November 13, 2009
10.27	Assignment of Agreement of Sale by and between Behringer Harvard Multifamily OP I LP, as assignor, and Behringer Harvard NOHO, LLC as assignee effective August 19, 2009, incorporated by reference to Exhibit 10.27 to the Company's Form 10-Q filed on November 13, 2009
10.28	Amendment to Agreement of Sale by and between SF No Ho LLC as seller and Behringer Harvard NOHO, LLC as buyer dated September 17, 2009, incorporated by reference to Exhibit 10.28 to the Company's Form 10-Q filed on November 13, 2009
10.29	Multifamily Note by Behringer Harvard NOHO, LLC in favor of Red Mortgage Capital, Inc. dated October 28, 2009, incorporated by reference to Exhibit 10.29 to the Company's Form 10-Q filed on November 13, 2009
10.30	Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing by Behringer Harvard NOHO, LLC for the benefit of Red Mortgage Capital, Inc. dated October 28, 2009, incorporated by reference to Exhibit 10.30 to the Company's Form 10-Q filed on November 13, 2009
10.31	Owner Participation Agreement by and between The Community Redevelopment Agency of Los Angeles and SL No Ho, LLC dated December, 2001, incorporated by reference to Exhibit 10.31 to the Company's Form 10-Q filed on November 13, 2009
10.32	First Implementation Agreement to Owner Participation Agreement by and between The Community Redevelopment Agency of the City of Los Angeles and SL No Ho, LLC dated November, 2002, incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q filed on November 13, 2009

Exhibit Number	Description
10.33	Second Implementation Agreement to Owner Participation Agreement by and between The Community Redevelopment Agency of the City of Los Angeles and SL No Ho, LLC dated December 12, 2003, incorporated by reference to Exhibit 10.33 to the Company's Form 10-Q filed on November 13, 2009
10.34	Third Implementation Agreement to Owner Participation Agreement by and between The Community Redevelopment Agency of the City of Los Angeles and SL No Ho, LLC dated October 1, 2004, incorporated by reference to Exhibit 10.34 to the Company's Form 10-Q filed on November 13, 2009
10.35	Agreement Containing Covenants Affecting Real Property by and between The Community Redevelopment Agency of the City of Los Angeles and SF No Ho, LLC dated December 19, 2003, incorporated by reference to Exhibit 10.35 to the Company's Form 10-Q filed on November 13, 2009
10.36	Subarea "A" Partial Assignment of Owner Participation Agreement and Consent to Assignment by and among SF No Ho, LLC, Behringer Harvard NOHO, LLC and The Community Redevelopment Agency of the City of Los Angeles dated September 17, 2009, incorporated by reference to Exhibit 10.36 to the Company's Form 10-Q filed on November 13, 2009
10.37	Agreement of Sale and Purchase and Joint Escrow Instructions by and between Acacia on Santa Rosa Creek, LLC, as seller, and Behringer Harvard Multifamily OP I LP, as buyer, dated October 12, 2009, incorporated by reference to Exhibit 10.37 to the Company's Form 10-Q filed on November 13, 2009
10.38	Limited Liability Company Agreement of Behringer Harvard Baileys Venture, LLC by and between Behringer Harvard Baileys, LLC and Behringer Harvard Master Partnership I LP dated June 26, 2007, incorporated by reference to Exhibit 10.41 to Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 filed on December 8, 2009, Commission File No. 333-148414
10.39	Amended and Restated Limited Partnership Agreement of Behringer Harvard Baileys Investors, L.P. by and among Behringer Harvard Baileys GP, LLC, as general partner, and the limited partners named therein, dated December 1, 2009, incorporated by reference to Exhibit 10.42 to Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 filed on December 8, 2009, Commission File No. 333-148414
10.40	Purchase and Sale Agreement by and between Park Crest Building 5 Associates, LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated January 28, 2010, incorporated by reference to Exhibit 10.40 of the Company's Form 10-K filed on March 31, 2010
10.41	First Amendment to Purchase and Sale Agreement by and between Park Crest Building 5 Associates, LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated February 26, 2010, incorporated by reference to Exhibit 10.41 of the Company's Form 10-K filed on March 31, 2010
10.42	Assignment of Agreement of Sale by and between Behringer Harvard Multifamily OP I LP as assignor and Behringer Harvard Park Crest, LLC as assignee effective March 8, 2010, incorporated by reference to Exhibit 10.42 of the Company's Form 10-K filed on March 31, 2010
10.43	Credit Agreement by and among Behringer Harvard Multifamily OP I LP and Behringer Harvard Orange, LLC collectively as borrower and NorthMarq Capital, LLC as lender dated March 26, 2010, incorporated by reference to Exhibit 10.43 of the Company's Form 10-K filed on March 31, 2010

Exhibit Number	Description
10.44	Multifamily Revolving Credit Note by Behringer Harvard Multifamily OP I LP and Behringer Harvard Orange, LLC as borrower in favor of NorthMarq Capital, LLC dated March 26, 2010, incorporated by reference to Exhibit 10.44 of the Company's Form 10-K filed on March 31, 2010
10.45	Multifamily Open-End Mortgage, Assignment of Rents and Security Agreement between Behringer Harvard Orange, LLC as mortgagor and NorthMarq Capital, LLC as mortgagee dated March 26, 2010, incorporated by reference to Exhibit 10.45 of the Company's Form 10-K filed on March 31, 2010
10.46	Contract for Purchase and Sale by and between Fitzhugh Apartments Limited Partnership as seller and Behringer Harvard Multifamily OP I LP as buyer dated May 19, 2010, incorporated by reference to Exhibit 10.46 to the Company's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on July 19, 2010, Commission File No. 333-148414
10.47	Contract for Purchase and Sale by and between Mississippi Ave Apartments LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated May 19, 2010, incorporated by reference to Exhibit 10.47 to the Company's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on July 19, 2010, Commission File No. 333-148414
10.48	Real Estate Sale Agreement by and between Stark Burnham Pointe LLC as seller and Behringer Harvard Multifamily OP I LP as buyer dated June 18, 2010, incorporated by reference to Exhibit 10.48 to the Company's Post-Effective Amendment No. 7 to its Registration Statement on Form S-11 filed on July 19, 2010, Commission File No. 333-148414
10.49	Membership Interests Purchase Agreement between Lakeshore Aqua Rental LLC and Magellan Aqua LLC as seller and Behringer Harvard Multifamily OP I LP as purchaser dated as of September 3, 2010, incorporated by reference to Exhibit 10.49 to the Company's Post-Effective Amendment No. 8 to its Registration Statement on Form S-11 filed on October 27, 2010, Commission File No. 333-148414
10.50	First Amendment to Membership Interests Purchase Agreement between Lakeshore Aqua Rental LLC and Magellan Aqua LLC as seller and Behringer Harvard Multifamily OP I LP as purchaser dated as of September 22, 2010, incorporated by reference to Exhibit 10.50 to the Company's Post-Effective Amendment No. 8 to its Registration Statement on Form S-11 filed on October 27, 2010, Commission File No. 333-148414
10.51	Letter Agreement, dated November 11, 2010, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC, incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q filed on November 15, 2010
10.52*	Letter Agreement, dated March 22, 2011, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC
10.53	Form of Dealer Manager Agreement, including Form of Selected Dealer Agreement and Form of Selected Investment Advisor Agreement, incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-11/A filed on August 26, 2008, Commission File No. 333-148414
21.1	Subsidiaries of the Company, incorporated by reference to Exhibit 21.2 to the Company's Post-Effective Amendment No. 9 to its Registration Statement on Form S-11 filed on January 26, 2011, Commission File No. 333-148414
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002**

* Filed herewith

** In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

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Report of Independent Directors

As Independent Directors of Behringer Harvard Multifamily REIT I, Inc. (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interests of its stockholders. These policies include policies with respect to investments, borrowings, dispositions, distributions and raising capital.

Investment Policies. Our investment policies are designed in order that the Company may make investments that are suitable for it. The Company seeks to make equity and debt investments in existing or to be built high quality multifamily communities, whether through equity or loan investments, though it reserves the right to acquire other types of properties and real estate-related assets. When making investment determinations, the Company follows a rigorous set of acquisition criteria and closing conditions and reviews other required documentation. These criteria are designed to assess and manage investment risks and support the Company's bases for making investment decisions in the best interests of the Company's stockholders.

Borrowing Policies. There is no limitation on the amount the Company may invest in any single property or other asset or on the amount the Company can borrow for the purchase of any individual property or other investment. Under the Company's charter, the maximum amount of its indebtedness shall not exceed 300% of the Company's "net assets" (as defined by the NASAA REIT Guidelines) as of the date of any borrowing; however, the Company may exceed that limit if approved by a majority of us. In addition to the Company's charter limitation and indebtedness target, the Company's board has adopted a policy to limit the Company's aggregate borrowings to approximately 75% of the aggregate value of its assets, unless substantial justification exists that borrowing a greater amount is in the Company's best interests. The Company's policy limitation, however, does not apply to individual real estate assets and will only apply once the Company has ceased raising capital and invested substantially all of its capital. As a result, the Company expects to borrow more than 75% of the contract purchase price of a particular real estate asset the Company may acquire, to the extent the board of directors determines that borrowing these amounts is prudent. Following the investment of the proceeds to be raised in the Company's current primary offering, the Company will seek a long-term leverage ratio of approximately 50 to 60% upon stabilization of the aggregate value of its assets. The Company's board of directors reviews the Company's aggregate borrowings at least quarterly. We believe that these borrowing limitations reduce risk of loss and are in the best interests of the Company's stockholders.

Disposition Policies. As each of the Company's investments reaches what the Company believes to be the asset's optimum value during the expected life of the program, the Company will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to the Company's stockholders or investing the proceeds in other assets that the Company believes may produce a higher overall future return to the Company's investors. The Company anticipates that any such investment disposition typically would occur during the period from four to six years after termination of the Company's initial public primary offering. However, the Company may sell a particular property or other asset before or after this anticipated holding period if, in the judgment of the Company's advisor and its board of directors, selling the asset is in the Company's best interest. We believe that this anticipated hold period is in keeping with our stockholders' expectations with respect to the targeted life of the program; however, it is in the best interests of the stockholders to preserve flexibility in the timing of dispositions in order to maximize stockholder returns.

Distribution Policies. Distributions are authorized at the discretion of the Company's board of directors, based on the Company's analysis of its earnings, cash flow, anticipated cash flow, capital expenditure requirements and general financial condition. The board's discretion will be influenced, in substantial part, by its obligation to cause the Company to comply with the REIT requirements. Because the Company receives income from interest or rents at various times during its fiscal year, distributions may not reflect the Company's income earned in that particular distribution period, but may be paid in anticipation of cash flow that the Company expects to receive during a later period or of receiving funds in an attempt to make distributions relatively uniform. Moreover, distributions may exceed (as they have to date) net cash flow from operating activities if the board believes that the distributions will be covered by future net cash flow. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond the Company's control, and a change in any one factor could adversely affect the Company's ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid or at all. We believe that our distribution policies are in the best interests of our stockholders because they are in keeping with investors' desire for current income.

Related Party Transactions. We have reviewed the material transactions between the Company's advisor, its affiliates and the Company during 2010 and outlined in Note 10 to the Consolidated Financial Statements. In our opinion, the related party transactions are fair and reasonable to the Company and its stockholders.

Annual Report Disclosures Required by Charter

Total Operating Expenses

In accordance with the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Associations, also known as the NASAA REIT Guidelines, our charter requires that we monitor our "total operating expenses" quarterly on a trailing twelve-month basis and report to our stockholders annually our total operating expenses stated as a percentage of "average invested assets" and "net income," as such terms are defined in our charter. For the year ended December 31, 2010, our total operating expenses stated as a percentage of average invested assets was approximately 1.3% and the ratio of our total operating expenses to net income was approximately 83%.

Cost of Raising Capital

In accordance with the NASAA REIT Guidelines, our charter requires that we report to our stockholders annually the ratio of costs of raising capital during the year to the capital raised. For the year ended December 31, 2010, we raised total capital of approximately $472.9 million, including $444.7 million in equity capital through the initial public offering of our common stock, and approximately $28.2 million in equity capital through our dividend reinvestment plan. We paid costs of approximately $47.3 million, or 10.0%, in connection with raising this capital.

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Officers and Directors

Our Management Team

Behringer Harvard Multifamily REIT I, Inc. is managed by a seasoned, cohesive team of real estate and investment professionals with expertise in deal structure, finance, acquisition, management, and disposition.

Board of Directors and Executive Officers

Robert M. Behringer
Chairman of the Board of Directors

Robert S. Aisner
Chief Executive Officer and Director

Robert J. Chapman
President

Mark T. Alfieri
Chief Operating Officer

Gerald J. Reihsen, III
Executive Vice President–Corporate Development & Legal

Gary S. Bresky
Executive Vice President

Howard S. Garfield
Chief Financial Officer, Chief Accounting Officer and Treasurer

M. Jason Mattox
Executive Vice President

Independent Directors

Sami S. Abbasi
Chairman and Chief Executive Officer–National Surgical Care, Inc.

Roger D. Bowler
Former Executive Vice President–Embrey Partners, Ltd.

Jonathan L. Kempner
President–Tiger 21, LLC

E. Alan Patton
Senior Vice President–Hines Interests Limited Partnership

Other Key Personnel

Andrew J. Bruce*
Vice President–Finance

Robert T. Poynter*
Vice President

Ross P. Odland*
Vice President–Portfolio Management

Margaret M. "Peggy" Daly**
Vice President

*Behringer Harvard Multifamily Advisors I, LLC
**Behringer Harvard Multifamily Management Services, LLC


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Safe Harbor

This report contains forward-looking statements. Please refer to the enclosed Annual Report on Form 10-K for additional information and qualifications regarding forward-looking statements.

BEHRINGERHARVARD

15601 Dallas Parkway, Suite 600
Addison, TX 75001
866.655.3600
behringerharvard.com

Investor Information

For additional information about
Behringer Harvard and its real estate programs,
please contact us at 866.655.3650

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Chase Tower, 2200 Ross Avenue, Suite 1600
Dallas, Texas 75201

Registrar & Transfer Agent

DST Systems, Inc.
333 W. 7th Street
Kansas City, Missouri 64105

Date Published 04/11 • IN